DC

1080 839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04021710

March 31, 2004

Helen N. Kaminski
Assistant General Counsel, Corporate & Securities
Sara Lee Corporate Law Department
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/31/2004

Re: Sara Lee Corporation
Incoming letter dated March 11, 2004

Dear Ms. Kaminski:

This is in response to your letter dated March 11, 2004 concerning the shareholder proposal submitted to Sara Lee by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

SaraLee
Corporate
Law Dept.

March 11, 2004

By Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

Re: Sara Lee Corporation --Stockholder Proposal submitted to by John Jennings Crapo

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is filing with the Securities and Exchange Commission (the "Commission") six (6) copies of this letter and a proposed stockholder resolution and supporting statement submitted to the Company by John Jennings Crapo (the "Proponent") by letter dated January 30, 2004. The proposed stockholder resolution and supporting statement as received by the Company (including all attachments) is attached as Exhibit A.

The Company intends to exclude the Proponent's supporting statement (the "Supporting Statement") from the Company's proxy statement for its 2004 annual meeting of stockholders (the "Proxy Statement") pursuant to Rule 14a-8(i)(3) of the Exchange Act. The Company respectfully requests the staff's concurrence that the Commission will not recommend enforcement action if the Company excludes the entire Supporting Statement from the Proxy Statement.

Grounds for Omission under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a proposal or supporting statement to be excluded from proxy materials if the proposal or the supporting statement "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission repeatedly has permitted the exclusion of supporting statements (or portions thereof) that were confusing and misleading to stockholders because they were unrelated and irrelevant to the subject matter of the proposal. See Unocal Corporation (March 7, 1996) (statements about Unocal's operations in Myanmar were unrelated to a proposal to restrict a former CEO from serving as Chairman); Exxon-Mobil Corporation (March 27, 2002) (statements about global warning were irrelevant to a proposal requesting consideration of social and environmental factors in setting executive compensation); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999) (portions of supporting statement describing "shareholder topics" were unrelated to a proposal requesting declassification of the Board); Boise Cascade Corporation (January 23, 2001) (statements regarding environmental and other issues were unrelated to a proposal to separate the roles of Chairman and CEO). The Company believes that it may omit the Supporting Statement from the Proxy Statement pursuant to Rule 14a-8(i)(3) because the Supporting Statement is irrelevant to the proposal and is so vague, indefinite and confusing that it would be misleading.

The Proponent's proposal requests that the Company publish in its annual proxy statement a report describing charitable contributions made by the Company during the past calendar year; however, the Proponent provides no supporting information as to why this proposal should be adopted. The Supporting Statement, which is over 300 pages long, does not explain, advocate for or provide any arguments in support of the proposal – in fact, the Supporting Statement contains virtually no reference to the charitable contributions report that is requested in the proposal. Instead, the Supporting Statement consists almost entirely of photocopied items – primarily newspaper articles on a variety of unrelated topics (such as the weather in the Boston area, obituaries, and local and national political and social issues), but also product wrappers, used train tickets, postcards, maps, menus, receipts of purchases, the Proponent's selective service registration card and even a Russian passport of an unidentified woman. These photocopied materials are completely irrelevant to the subject matter of the proposal. The inclusion of these materials to "support" Proponent's request for a report on the Company's charitable contributions would be materially misleading to the readers of the Proxy Statement and would violate Rule 14a-9.

In addition to being irrelevant and materially misleading, the Proponent has not provided any evidence that he has obtained permission from the copyright owners to include in the Proxy Statement the photocopied articles contained in the Supporting Statement. The Supporting Statement contains full articles, excerpts of articles and sometimes only photographs, often without complete attribution to the author or photographer. If the Company were to reproduce and distribute the photocopied materials, as requested by the Proponent, the Company could be liable for infringing the intellectual property rights of third parties. Accordingly, the Company believes that including the Supporting Statement in the Proxy Statement would be contrary to the Commission's proxy rules.

The Company also notes that the stockholder proposal and the Supporting Statement greatly exceed the 500-word limitation of Rule 14a-8(d). Staff Legal Bulletin No. 14, published on July 13, 2001, states the Commission's long-standing practice of permitting a stockholder proponent to revise a proposal or supporting statement if the revisions "are minor in nature and do not alter the substance of the proposal." The Bulletin notes, however, that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Company does not believe that any revision of the Supporting Statement's over 300 pages of photocopied materials would yield a statement that would be appropriate for inclusion in the Proxy Statement. Any attempt by the Proponent to appropriately revise the Supporting Statement necessarily would require detailed and extensive modifications that would alter the substance of the statement. For this reason, the Company does not believe that the Proponent should be provided with an opportunity to revise the Supporting Statement in an attempt to bring it into compliance with Rule 14a-8.

Conclusion

For the reasons set forth above, the Company intends to exclude the entire Supporting Statement from the Proxy Statement. The Company respectfully requests that the staff confirm that the Commission will not recommend enforcement action if the Company omits the Supporting Statement from the Proxy Statement.

If you have any questions regarding this matter or desire additional information, please contact me at (312) 558-8564. Should the staff disagree with the Company's conclusions as set forth in this letter, I respectfully request the opportunity to confer with the staff prior to the staff making its final determination.

To acknowledge your receipt of this letter, please date-stamp the attached copy of this letter and returning it in the enclosed self-addressed postage prepaid envelope.

Very truly yours,

Helen N. Kaminski

Helen N. Kaminski
Assistant General Counsel, Corporate & Securities

Attachments

Cc: Roderick A. Palmore
John J. Crapo

MR JOHN JENNINGS CRAPO, PRO Ae, Homeless NON PRACNG
LCNSO CERT SCL WRKR, Homeless VETERAN
ARMY UNITED STATES OF AMERICA, Homeless
FORMER STAFF SGT, NATIONAL GUARD (united states
OF AMERICA), HOMELESS FORMER MEMBER US AIRFORCE
RESERVE OFCR TRAINING CORPS, etc
PORTERSQUARE LOCATION US Post OFC
PO Box 400151
CAMBRIDGE MA 02140-0002
PAGE ONE(01) OF FIFTH fen(15) pages.
30 January 2004

VIA Certified MAIL
RETURN RECEIPT REQUESTED
("CM RRR") # 7003 1010 0004 8605 0742
Courtesy Copy # 7002 2410 0006 3801 0642
SARA LEE CORPORATION ATTN PLEASE CORPORATION
SECRETARY MR RODERICK A PALMORE, ESQUIRE
OR SUCCESSOR AS ACTNGY CORP SECY (SECRETARY
PRO TEMP OF THE CORPORATION)
70 W MADISON Strt
CHICAGO IL

Dear MR CORPORATION SECRETARY

I've been a stckHLDR LONGTIME AND LONGER than one (01) Year consectutive days (I Can't Find my dictionary). my ownership is Well above The minimum Margin (of Market value): thereFore I've enough to qualify FOR Re-introduction of This Shareholder proposal in the proxy statement IN the forthcoming Stockholder meeting of Shareholders and proxies meeting for the purpose of a Shareholder meeting of Sara Lee Corporation

Firstly I INFORM You again, it was Very inconvenient the Failure of MR PALMORE to Send me the proxy statement AND Voter Shareholder ballot for the meeting of shareholders held recently at TAMPA FL AND it was very inconvenient

more

When MR PALMORE FAILED to INFORM me in timely manner the location in FL Where STCKHLDR Meeting was held oct calendar Year 2003. there were two (02) with similar names in same Neighborhood, and others in area. MR PALMORE AND I Have had many chances to Become Friends but we never have ; same goes for all officers personnel, and shareholders of Sara Lee Corporation. I Don't have any friends at all, at Sara Lee Corporation, the Hon U.S. Securities Exchange Commission, and any where.

MR CRAPO has submitted, introduced and presented many shareholder proposals at Sara Lee Corporation, Chock Full O'Nuts, and other regional, and national corporations. Sara Lee Corporation is proud of having ejected Mr John Gilbert it's ancestor Company Choc Full O'Nuts meetings of shareholders and proxies. Mr Gilbert spoke well of my shareholder proposal at a Chock Full O'Nuts stockhldr Meeting in Manhattan, New York City, State of New York. MR Gilbert's brother Mr Lewis Gilbert and MR Crapo attended Stockholder Meetings at City of ~~Bostn~~ Boston, State of Massachusetts. on an occasion MR John Gilbert asked MR Crapo to deliver his proxy to a National Corporation Shareholder Meeting to the Corporate Secretary of said corporation outside of New England States.

The Sara Lee Corporation fails to send me my statement attesting to my ownership of Sara Lee Corporation Stock

more

Mr John Crapo to Sa Mr Palmore

Mr Crapo doesn't plan to sell any of his Sara Lee Corporation Stock held for record owN-Ership and held IN a brokerage account until after the next meeting of share-holders and proxies meetings for business of a shareholder meetings of Sara Lee Corporation is adjourned

a Loud Noise - brief IT was

IN event any one has lawFULL Questions IRS, you them to communicate with me by letter via the U.S. Postal Service to me at my PO Box address, Porter Square, Cambridge Massachusetts

MY Shareholder Proposal

Sara Lee Corporation ("Lee") stockholders recommend our BOARD OF DIRECTORS ("BOARD") publish IN the proxy statement of each meeting of stockholders and proxies meeting for the purpose of annual meeting of shareholders of Lee concerning Lee charitable donations program for the immediate past calendar year with followings information:

(i) an explanation of at least five hundred words explaining Lee's governancy of its donations program to the Honourable United States Internal Revenue Service ("IRS") approved private foundations to include standards of denial of such help to the foundations and to other persons.

(ii) An enumeration of IRS Qualifying charities and IRS foundations which our Hon BOARD plans to help in the ensuing calendar year included with each charity and foundation an elucidation of at least Twenty-five more words how it has complied with the standards and procedures enunciated in (i)

IF the BOARD WISHES Mr John Jennings ("Jackie") Crapo says it may use "fiscal year" instead of "calendar year".

Supporting Statement

The diminutive in shareholder proposal for proponent is how proponent was called by his step-father formerly an honorably justice of the peace "with power" in STATE OF NEW JERSEY - along with the last name formerly of proponent's mother prior to her marriage to said JP by the honourable Mayor there.

Proponent asks stockholders and proxies to read certain articles. Librarians of the City of Boston (MA) Public Library 151 CAMBRIDGE Strt Boston (MA) Tel (617) 523-3957 and Kirstein Business Branch 20 City Hall AVE Boston (MA) Tel (617) 523-0860 will facilitate at no expense to the proponent information how to access the articles recommended by proponent as follows

New York times ("NYT")
31 Oct 2003 "Lodge owner with two guests ..."
07 Nov 2003 "Pew charitable trusts ..." AND "So Good, AND Suddenly so horribly bad..."
26 Nov 2003 "BRITAIN: REMBRANDT ... Found"
07 Nov 2003 "OMAN ... IT won't drink ..."
21 Nov 2003 "AIDS CARE IN ... CHINA ... BETTER THAN NOTHING..."

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PAGE FIVE 30 Jan 2004 of 15 pages
Mr John CRAPO to MR PALMORE

21 Nov 2003 "Staying Put..."
11 Nov 2003 MR JACK C. GRIGG"
12 Nov 2003 "Saluting AMERICAN VETERANS..."
19 Nov 2003 "...Shipyard Ceremony"
AND "Nineteen ...are killed IN IRAQ"
10 Nov 2003 "Miss C.Z. GUEST..." AND
"SPAIN SAY YES, AS it's Crown PRINCE
Acks a Crown princess..."
11 NOV 2003 "Mourning a Leader"

NO DATE "Vital RECORDS OF ROCHESTER
MASSACHUSETTS to 1850. pp 92, 93, 94,
95, 96, 97, ~~92~~, ~~93~~, ~~94~~, ~~95~~, ~~96~~, ~~97~~,
140, 141, 138, 139

THE TAMPA TRIBUNE
oct 31, 2003 "The UNITED STATES SECURITIES
AND EXCHANGE COMMISSION ("SEC")...
to Subpoena five NY Stock Exchange
SPECIALIST FIRMS..."
30 oct 2003 (Mr) Johnnie "Cochran encourages
AUDIENCE ON CORONET..."
31 oct 2003 "Discrimination Complaint"
AND "TWO Ethics CHARGES KEPT..."

NYT
10 NOV 2005 "an artisan WITH Disability..."
01 July 2003 "Royal accounts Bottom Line..."
and "CHARLES MAKES A PRINCELY SUM"
THE Boston HERALD ("BH")
22 NOV 2003 "thieves sack TOM BRADY's
TV..." "HOMEWRECKER..."
12 Nov 2003 "Mother's Sacrifice..."
"RALLY..." "
14 NOV 2003 "FED REPORT CALLS
NEW BEDFORD..."
21 Nov 2003 "NEW BEDFORD MAN
FOUND FATALLY SHOT..."

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PAGE SIX (06) 30 Jan 2004 OF 15 PAGES
MR John Crapo to MR PALMORE

03 NOV 2003 "STABBING OUTSIDE POOL HOUSE..." (at New Bedford)
11 Nov 2003 "Uncle of todler charged in Fatal crash..."
06 Nov 2003 "New Boston UNIVERSITY PRESIDENT"
Nov 2003 "Royal PAIN..."
09 Nov 2003 "CHUCK: I'M VICTIM OF SERIAL-LINE..."
10 Nov 2003 "From Harvard to homeless ... degree No guarantee..."
11 Nov 2003 "PUTNAM Lost 14 B IN two Weeks..."

The Boston Globe ("BG")

07 Nov 2003 "Storm Brewing..."
01 Nov 2003 "Move viewed as deterrent to top outside CANDIDATES..."
21 Nov. 21 2003 "FUND Founders..."
04 Sept 2003 "IN QUIET RITE ... Unclaimed are buried..." "Horacio Pietragalla Corti..."
21 Nov 2003 "MINAHAN to ZIMMERMAN..."
07 Nov 2003 "Stat AUDITOR Faults deals For New Bedford..."
08 Nov 2003 "9.7 b is pulled out..."
10 Nov 2003 Death "Hon MR George Whitten MANTER, RTRD CHIEF OF PLC..."
11 Nov 2003 "GUANTANNO CASE SEEN AS RISKY..." and "AG IN ~~CONN...~~ CONN... PUTNAM ASSETS FALL $14.b IN one Week..."

1963 SERIALIZED IN PHILADELPHIA DAILY NEWS. THE DAY THEY SHOOK THE PLUMB TREE

STOCKHLDR PROPONENT HAS BEEN "HOMELESS" STARTING JANUARY 2003 (TWO THOUSAND-THREE Calendar YEAR)

IN EVENT MORE

FAIL to CONSIDER WHERE HE LIVED IMMEDIATELY PRIOR to JAN 2003 A Home PROPONENT A LONG TIME TODAY HAS BEEN A VERY DIFFICULT DAY. AS PROPONENT Works ON HIS RESUBMISSION OF HIS SHAREHLDR PROPOSAL. FOR EXAMPLE A MAN who has challensed his use of ENTRY AREA IN A HOMELESS MEN'S SHELTER SHOWER ROOM HAS MOVED THE CONFRONTATION TO THE PLACE WHERE HE HAS BREAKFAST, A second time A DAY. not ALWAY BUT FREQUENTLY. HE STACKS HIS Boston SUNDAY GLOBES UP ON THE SIDEWALK OUTSIDE OF DUNKIN DONUTS. IN Boston's SOUTHEND AND WHEN A CUSTOMER ARRIVES HURRIES OUTSIDE switching the liability FROM THE NEW YORK TIMES COMPANY to THE DUNKIN DONUTS FRANCHISEE AND THE DUNKIN DONUTS CORPORATION HON BOARD OF DIRECTORS. PRO-PONENT USED to BE A NEW YORK TIMES ~~SHARE-HOLDER~~ COMPANY STOCKHOLDER AND IT WOULD SURPRISE PROPONENT INDEED IF THAT PERSON DOESN'T KNOW THAT PROPONENT HAS SUB-MITTED SHAREHOLDER PROPOSALS TO THE NEW YORK TIMES COMPANY AND OTHER NATIONAL CORPORATIONS

~~BG~~ BH
oct 03 2003 "GOVRNR GOES OUT OF STATE . . ." one (01)
JAN 30 2004 A TROUBLING DAY ~~too~~
FLEET BOSTON FINANCIAL CORP. PROVIDES BANKING SERVICES TO THE U.S. POSTAL SERVICE AT METRO-POLITAN BOSTON. $FIVE IS ONE THIRD OF $ FIFTHTEEN JUST AS IS $ONE MILLION IS OF $THREE MILLION, AND $ONE BILLION IS OF $ THREE BILLION

BG
PINE STRT INN Jan 16, 2004 TWO (02)
HON US SEN. JOHN REID EDWARDS AND
HON SEN MORE

JOHN FORBES KERRY ONE(01)

BG. Jan 16 2004 MR PAUL WEBER ONE(01)
BH 29 Jan. 2004 "MASTER Bootmaker..." ONE(01)
oct 11 2003 "Mitt pulls plugs on FUNDS" ONE(01)
BH oct 20 2003 "EFFICIENCY..." ONE(01)
NYT oct 18 2003 "TWO BIG BOARD BOARDS..." AND "FEDERAL ~~FARM LOAN~~ AGRICULTURAL MORTGAGE CORPORATION..." TWO(02) → one(01)
"Read all about it..." ~~ONE(01)~~ ~~TWO(02)~~
BG. oct 20 2003 ~~ONE(01)~~
oct 01 2003 CAMBRIDGE CHRONICLE City Council MEETING... TWO(02)
BG. undated 2003 ms Leticia RODRIGUEZ ONE(01)
"I DON'T HAVE The Money..." ONE(01)
BG. Sept 26 2003 JUDGE Suspends charges... ~~ONE(01)~~ ~~TWO(02)~~
BG. Complaint against to DISMISS ed oct 21 2003 ~~three(03)~~ FOUR(04)
EAGLE County Itm Judge FREDERICK GANNETT
BH. oct 21 2003 U.S. Securities & Exchange Commission ONE(01)
BG. oct 21 2003 "Small INVESTOR ONE(01)
...Letter of reader..." Jamaica Plain
BH oct 21 2003 "Hub Election Dept ONE(01)
BG oct 19 2003 "Mr RAIMUNDO DELGADO... Mentally ill or Not dreams of being MAYOR of New Bedford..." Six(06)
BG oct 20 2003 "EMBRACING CHANGE... Neglected mental hospital..." THREE (03)

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PAGE Nine(09) 30 Jan 2004 OF 15 pages
Mr John CRAPO to MR PALMORE

BH. ~~B.G.~~ Oct 20 2003 Hon chairperson ms Delores Mitchell, Stat INSURance Commission TWO(02)

B.G. Oct 19 2003 ms MARY SULLIVAN McMORROW, "First Lady of Cambridge", Librarian, Aunt to Mayor City of Cambridge MA. one(01)

B.G. OCT 22 2003, (ms) Louise DAY Hicks, ICON of Tumult..." ~~ONE(01)~~

BG. Nov 18 2003. Mr Daniel B Winslow EIGHT (08)

- - -

one(01)

BG or BH Nov 14 2003 CENTRAL AFRICAN Nation could Face food crisis AND Canibals' descendants OFFER APOLOGY Mr BAKER's descendants... ONE (01)

BG. NOV 18 2003 DR Elizabeth Atwood Lawrence one(01)

NOV 14 2003 (BG) KING FISH ONE(01)

NOV 14 2003 BG. "STATE EDUCATION Head..." ONE(01)

NOV 13 2003 (BG) IDAHO endowment FUND... FIRES..." ONE(01)

NOV 14 2003 B.G. "GALVIN nits deal With SEC..." ONE(01)

NOV 14 2003 ~~B.G.~~ BH. "JUDGE nits Dismal work..." ONE(01)

NOV 14 2003 "New Bedford mobb boss gets 19-20 Years..." ONE(01)

NOV 14 2003 BG. Settlement ...trouble For PUTNAM... ONE(01)

BG. NOV 14 2003 "National assessment of reading, Math..." ONE(01)

BH NOV 20 2003 "Report to suggest radical changes... on use of Funds..." ONE(01)

MORE

Page ten (10) 30 Jan 2004 of 15 pages
Mr John CRAPO to MR PALMORE

B.G. Nov 20, 2003 "EN GARDE. MAYOR MENINO AND FLEET Center President..." ONE (01)

BH. Nov 19 2003 "Prince and the President one (01)

BH. NOV 14 2003 "Cops SNAP UP Family's three reptiles..." ONE (01)

BG. Jan 22 2004 Joseph Mitchell JR., Judge called system stacked against the poor ONE (01)

B.G. Jan 24 2004 "Secret life steals a promising Future..." ~~ONE (01)~~ FIVE (05)

B.H. Jan 24 2004 "... retired ~~Brookline~~ Brookline teacher..." ONE (01)

B.H. Jan 26, 2004 "Quarterback Mr Tom BRADY AND other New ENGLAND Patriots..." FOUR

~~B.H.~~ New Bedford man shot dead BH. Jan 26 2004 one (01)
ice freezes ferry to Nantucket..." ~~one~~

B.G. NOV 11 2003 TWO foundations for charities are exp..." one (01)

B. Globe. NOV 08 2003 "9-7b is pulled out of Putnam..." ONE (01)

B.G. NOV 11 2003 Putnam Falls $14 billion (01) week. one (01)

B.G. NOV 07 2003 State Auditor Faults consultant for New Bedford..." ONE (01)

MORE

Page Eleven(11)   30 Jan 2004 > 15 pages

~~Mr John Crapo~~ ~~to~~ ~~Palmore~~ ~~Mr PALMORE~~

Mr John Crapo   TO   MR PALMORE

NYT   oct 30, 2003

"Chinese war orphans grieving ... recalling life long interest in their ~~be~~ well being by Madam ~~chiang-k~~ chiang Kai-shek ..."

one(01)

B.G. Jan 20 2004

Meeting the minds DR ONE(01)

RAFFI TACHDJIAN

NYT   Oct 28 2003

"PROF. GOODE DIES AS Car hits bridge..."

Nine/09)

DISTRESSED LAST EVENING. A BRIEF REPORT ONE(01) Man leaving shower said to proponent "Good Evening" (Feb. 01, 2004). I said "what's Good ABOUT IT" No reply. I turned ON SHOWER That man vacated. IT WAS COLD WATER I showered in cold Water AND AS I glanced at my portable cart - a Man was there washing Red off him. I SAID "There is a clinic downstairs" His reply was "FUCK YOU AND YOUR MOTHER..." WHEN I GOT TO SHELTER Yesterday afternoon AN AMBULANCE WAS AT ENTRANCE OF IT AND INSIDE EMERGENCY MEDICAL SERVICE PERSONNEL ATTENDING TO SOMEONE...

BH oct 23 2003 "... CASA ROSADA WHERE" 01 (MS) "EVA PERON ONCE ADDRESSED HE PEOPLE" (ONE)

THE WORLD ALMANAC AND BOOK OF FACTS 2004 (P.297) MAJOR PUBLIC LIBRARIES   ONE (01)

NYT 06 Nov 2003 "$1.8 Million FOR A JOB NOT DONE ..."

TWO(02)

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PAGE Twelve (12)   30 JAN 2004 7 15 pm

MR JOHN CRAPO to   MR PALMORE

THE WORLD ALMANAC AND Book OF FActs 2004
U.S. History pps 524-525, EDUCATION-
SAT ... SCORES (p296)   THREE (03)
B.G. Jan 26 2004 "Juveniles on death row, ..
'NASA 's MANNED MISSION to MARS, MEN..." ONE (01)
B.G. Jan 27 2004 "... NANTUCKET"   ONE (01)
B.H. JAN 27, 2004 "FED JUDGE BELIEVES ONE (01)
... IS SICK MENTALLY"
BH. JAN 28 2004 REPORT BLASTS ...
CONCORD..."   ONE (01)
BH. Jan 27, 2004 Suspect sought
IN GUNNING down OF NEW BEDFORD DAD..." ONE (01)

MD COUPLE ~~BEQUEATHS~~ BG $1m gift...   ONE (01)
oct 11 2003
BH "Mitt pulls plug ... on FUNDS"   ONE (01)
oct 11 2003

BH "LAWYER IS FINED FOR LAWYER   ONE (01)
MISCONDUCT ..." oct 10 2003
BG "Some OFFICERS of charities STEER   NINE (09) ~~ONE (01)~~
ASSETS TO SELVES..." oct 09 2003
BG - oct 10 2003 "THREE STATES BEGIN   ONE (01)
FOUNDATION PROBES..."
~~BG~~ BH - SEPT 19 2003 "TOO 'SEXY'   ONE (01)
For IVY LEAGUE" this article I
Tried to call to attention to Meeting
Last oct 30, 2003 - LEE is a manufacturer
of clothing, BD CHAIRPERSON FAILED
to PERMIT THAT
NYT OCT 01 2003 ~~Sarat~~ Lee Corporation
director MR Vernon JORDAN, JUNR REQUEST
for payment rejected by the 10th U.S. Circuit
Court OF APPEALS - LEE CHAIRMAN THAT
ARticLE IS IRRELEVANT ...   ONE (01)
NYT   oct 17 2003 "YANKEES: JORGE POSADA
... AND RED SOX Pitcher PEDRO MARTINEZ ...   ONE (01)

MORE

Page thirteen (13)   30 JAN 2004 of 15 pages
Mr John CRAPO to MR PALMORE

THE Boston PEOPLE'S VOICE oct 10 2003 (HON)
MAYOR'S COLUMN   ONE (01)

BH oct 14 2003 MASS. BAR bids
good riddance to this Nitwit ..." ONE (01)

BG. oct 13 2003 "CAPTAIN WILLIAM BLIGH
WAS FRAMED ..."   TWO (02)

B.G. oct 15 2003 "Ex-JUDGE to lead
ethics PANEL ..."   ONE (01)

B.G. Letter oct 14 2003 by   ONE (01)
(MR) ALAN M. DERSHOWITZ
HARVARD UNIV. LW SCH

B.G. oct 14 2003 "about 22% of state's ONE (01)
children Need Mental hlth care..., only
12% get it..."

BH. oct 16 2003 "New Bedford City officials...
AND (HON) SHERIFF hold ... FORUM..." ONE (01)

BH oct 16 2003 "New Bedford PANEL
WEIGHS SHUTDOWN OF PROJECT..." ONE (01)

BG. oct 10 2003 MA, TWO (02) other states
STATES to PROBE FOUNDATIONS   ONE (01)

BH. SEPT 25 2003 "MAYOR Sheriff
clash IN New Bedford ..."   ONE (01)

BG. oct 17 2003 "Regulator ...   TWO (02)
~~suppoena's~~ subpoenas ... FIDELITY" ~~ONE~~ (01)

BG. oct 17 2003 MR PEDRO MARTIN-
EZ ..."   ONE (01)

BH. oct 17 2003 (MS) MARY McMORROW
... director emeritus ..."   ONE (01)

BG. oct 17 2003 FLEET UNIT ...   ONE (01)
face fines ..."

BG. oct 17 2003 Notices ...   ONE (01)

BG. oct 18 2003 "Spiritual life ...   ONE (01)
AMISTAD Story ..."

MORE

PAGE Fourteen (14) 30 Jan 2004 7 15 PM

Mr John Crapo. Pro Se to Mr PALMORE

~~CRAPO~~ CRAPO

BH. oct 18 2003 "IN Corporate boardroom business trumps friendship.." ONE (01)

~~B~~ NYT oct 17 2003 "ROSE - RED City CARVED from the Rock ..." Three (03)

BH . oct 19 2003 "A SMART MOVE : VT FAMILY REAPS IVY LEAGUE GOLD ..." AND "WTC Firm mulls N.Y. land deal.." ONE (01)

NYT oct 18 2003 "(Rt Hon JUDGE)" (BALTASAR GARZON) "AIMING at JUDICIAL TARGETS ALLOVER THE WORLD..." ONE (01)

IN all there are three hundred fifty-one (351) pages of exhibits printed on (one) side reverse sides Blank. shareholder proponent enumerates for inclusion IN proxy Statement those which he considers stockholders might want as their bibliography. "IF YOU COME to Metropolitan Boston to check them here I urge you to be careful You DON'T GET ROBBED"

Encl of Supporting Statement.

courtesy copy plus exhibits this being sent via Certified mail Return Receipt Requested along with letter of transmittal to the Rt Hon. USA Securities and Exchange Commission Division of Corporation Finance Division Deputy Director Mr Martin P. DUNN or Mr DUNN's successor as acting Dy. Director art # 7003 1010 0003 3508 2542

AND to SARA LEE CORPORATION attN Corp. Secy Mr Roderick A PALMORE, ESQUIRE Proponent sends two (02)

more

Page fifthteen (15) 30 Jan 2004 of fifthteen pp.
Mr John CRAPO, Shareholder
ProSe to MR PALMORE

copies with exhibits via certified mail return receipt requested - ONE (01) a COURTESY COPY Both to Corporations Headquarters

Sincerely

John Jennings Crapo
Homeless Person

Enclosures:
351 pages.

c.c. with enclosers. Via C.M., Ret. Rcpt Requested
~~to~~ Hon Div of Corporate Finance
Hon USA Securities & Exchange Commission
attN ~~please~~
Mr ~~Martin P.S.~~
Martin P. DUNN, Division ~~Asst.~~
~~and Director~~ Dpty Director

351
15
366

John CRAPO to Sara Lee Corp.
Pro Se
Sharehldr

Part Four (04)
Table of Contents
Page one (01) OF page one (01)

-10 -28
-38 -30 = -~~68~~ ~~69~~ 65

~~68~~
-3
65

#30#
JJC/jjc

THE BOSTON GLOBE FRIDAY, JANUARY 16, 2004

Schools close to beat the freeze

JOHN J. CRAPO, PRO SE



GLOBE STAFF PHOTO/BILL GREENE

Homeless men sleeping at noontime yesterday on the floor of Pine Street Inn. Due to the cold weather, the shelter is staying open 24 hours a day.

THE BOSTON GLOBE
FRIDAY, JANUARY 16, 2004

Arctic freeze closes schools

John J. CRAPO, PRO SE

JJC)

PAID



GLOBE STAFF PHOTO/JANET KNOTT

A homeless man found a place to sleep Wednesday on top of some mats at Pine Street Inn. Many homeless shelters have reported overcrowding during the recent cold spell.

Kerry, Edwards show muscle; Iowa race tight

John J. CRAPO, PRO SE ☑ PAID J.J. CRAPO


www.johnedwards2004.com

REUTERS PHOTO

Polls indicate the positive campaign style of North Carolina Senator John Edwards is beginning to resonate with those planning to attend Monday's Iowa caucuses.

JJC/JJC

PAID

Paul Weber; lawyer devoted to helping others face alcoholism

JOHN J. CRAPO. PRO SE JJC/jjc

By Andrea Gabbidon-Levene
GLOBE CORRESPONDENT

Paul Weber wanted to give something back, so he dedicated more than a decade to helping others avoid the substance abuse that had torn his life apart. Mr. Weber died Sunday after struggling with kidney cancer for almost three years. He was 58.

"He really tried to inspire people," said his daughter Meghan, of Swampscott. "I remember being with my dad, thinking anything was possible."

Born and raised in Lynn, Mr. Weber graduated from Suffolk University Law School. He worked as an Essex County public defender before going into private practice, but his career came to a standstill in the late 1980s due to alcoholism.

After struggling with the addiction for nearly a decade, going through a divorce and surviving a car accident, he went to Lawyers Concerned for Lawyers, an organization that helps attorneys deal with stress and substance abuse.

"They helped and guided him," said Meghan Weber. "He struggled for so long."

After Mr. Weber reached sobriety, he went on to work with the group and served as vice president of its board for five years. "He was so grateful," said his daughter Gretchen, of Cambridge.

He volunteered with the lawyers support group for 12 years, lecturing at law schools and telling students his story.

"It left most people speechless," said Bonnie Waters, executive director of the lawyers organization. "He went all the way to the bottom. If Paul could do it and he could get sober and clean, then anyone could do it."

He moved to Maine around 1992, to a place where he had vacationed during some of the happier years of his life and played some of his favorite pranks, including the time he rented an elephant and rode it along the beach.

"He had a lot of happy memories there," Gretchen Weber said.

After a short break, Mr. Weber returned to practicing law, dedicating much of his time to pro bono work in Maine and Massachusetts. But it wasn't enough of a contribution for him.

In 2001, Mr. Weber received a master's degree in social work, with a concentration in substance abuse, from Salem State College.

In an article in the American Lawyer magazine, he said, "I wanted to enhance my ability to be able to help fellow professionals who were suffering from alcoholism. I wanted to devote my life to helping others in the same fix. All that led me to social work."

He was never able to put the degree to work. Shortly before his graduation, Mr. Weber was diagnosed with cancer.

In addition to his daughters, Mr. Weber leaves another daughter, Amanda of Salem; two sisters, Aileen Corbett of Lynn and Catherine Bartok of Kennebunk, Maine; and his former wife, Elizabeth Weber-Consoles of Lynn.

A funeral Mass will be said at 10 a.m. today in Sacred Heart Church in Lynn. Burial will be in St. Joseph's Cemetery.

Famous customers follow tracks to master bootmaker

J. J. CRAPO

John Jennings CRAPO, pro se

By LAUREL J. SWEET

HOUSTON — There is perhaps no greater glory here than to die with your boots on and Rocky Carroll should know. He almost did.

Eighteen months ago, while opening his tumbledown R.J.'s Boot Co. shop in Oak Forest, Carroll, 66, President George W. Bush's "official" Western bootmaker, was crushed into a wall by two hoodlums in a car who mistook his bag of pastries from Shipley Donuts for a sack of cash.

"I shot both of them in the head," said Carroll, who was packing a piece in his favorite footwear, "but they got away."

Carroll, who may forget a face, but never a shoe size, was left horribly crippled with a broken left leg and shattered pelvis, but this week he got back in the saddle to design a pair of Super Bowl XXXVIII boots for New England Patriots owner Robert Kraft.

"I hope they win," said Carroll, whose world-renowned craftsmanship — the commander-in-chief has 25 pairs in his closet — was commissioned by the Inter-Continental Hotel, the Pats' mission control in Space City. "I've watched them play football. They're a hell of a team."

Carroll, whose handmade boots have sold from between $295 and $40,000 for the 18-carat gold, diamond-encrusted size 8B's Elizabeth Taylor just had to have, has selected ostrich hide for Kraft.

The yet-unfinished boots will be black, red, white and blue with the Pats' emblem on the front and the Texas Lone Star on the back.

"He's got a wide foot," Carroll remarked of Kraft.

Although his boots have gone Hollywood — Russell Crowe and Oprah Winfrey kick back in theirs — Carroll's still a good old boy.

"I put the heels on today," he said of Kraft's boots yesterday in a pawn shop where customers are greeted by the sign, "Smile, you are on automatic shotgun."

"I've just got to sand them down and polish them and I'm all finished."

JJC/jjc



STAFF PHOTO BY KUNI TAKAHASHI

KRAFTS' MAN: Master bootmaker Rocky Carroll shows Super Bowl boots he is making for Pats' owner Bob Kraft, front, as well as others made for former President George H.W. Bush and the GOP National Committee.

Meanwhile, former President George H.W. Bush, 79, a major-league Rocky Carroll aficionado, nearly caused a stampede when he dropped by NFL headquarters yesterday to say howdy.

But Bush, a Massachusetts native, would not give up his Lombardi Trophy pick.

"He has not said if he's rooting for New England," Jim Nance, a CBS commentator who has helped give the Super Bowl some of its Olympic-sized flair, told the Herald.

Mitt pulls plug on oceanarium funds

John J. Crapo, Pro Se

Gov. Mitt Romney has rejected a request to contribute state funds to a $67 million "oceanarium" project in New Bedford.

"Basically, it just came down to dollars and cents and there is not enough capital funding available for all the requests," said Nicole St. Peter, spokeswoman for Romney.

The New Bedford Oceanarium Board has been seeking funding from both private and public sources for roughly six to seven years. In May, it slashed its proposed cost in half from $135 million after it was denied federal tax credits that would have helped it to pay for the project.

Representatives for the oceanarium project sought funding from the state's capital spending budget, which amounted to $1.3 billion for the fiscal year 2004, St. Peter said.

She said $1.1 billion was already allocated for projects that are underway, leaving $178 million for new projects.

But even the available $178 million is starting to be accounted for, St. Peter said, mentioning a recent announcement for an environmental protection project.

Proponents of the oceanarium claim former Govs. Paul Cellucci and Jane Swift had promised to give funds to the project.

"There was a verbal and written commitment," said Ann Marie Lopes, spokeswoman for the project.

Lopes said the project had been using previous state funding for the planning phase of the project, but it is in need of additional money to renovate the site it is currently renting for the oceanarium.

"There are an incredible number of permits that you need to have to build a facility of this size," Lopes said.

Opponents like Rep. Marie Parente, (D-Milford), disagree that the board has been using its funds wisely. Parente has helped to launch an investigation into the oceanarium to see if they were using earlier grants of $5 to $6 million wisely.

"There was nothing to show for it," Parente said. "I just wondered why we were making an investment in a project that didn't seem to be going anywhere."

Parente also there was no record of any commitment from prior governors.

She said a letter was written during the Cellucci administration looking favorably at the oceanarium project if certain actions were taken, but Parente said little progress has been made.

Another critic of the project, Leo Allen, said some members of the oceanarium board have questionable motives.

"It has been a snake oil project from day one — the numbers used, the projections used. It does not meet any of the criteria for a project like this to succeed," he said.

Both Allen, who is a former member of the board of directors of the New Bedford Economic Development Council, and Parente also said they were concerned that some members of the oceanarium board could want to link a casino to the oceanarium.

Lopes said the New Bedford Oceanarium Board will meet next week to consider further options.

— ASSOCIATED PRESS

JJC/jjc

PAID

SATURDAY, OCTOBER 11, 2003 BOSTON HERALD

My Table of Contents

Exhibits of John Jennings Crapo, pro se

His Shareholder Proposal to Sara Lee Corporation page one(01) or two(02) pp my exhibits table

PART B

MORE

PAID

page two (02) of two (02) pages
my table of contents
Shareholder (rabo to Sara Lee Corp)

part B

#thirteen (13) ABUSES by charity et al. Globe oct 21 2003

#Fourteen (14) City of Boston Election

Fifthteen Debt Herald
(15) 21 oct 2003

Sixteen (16) "Mental ill... he dreams
Seventeen of being mayor
Eighteen oct 19 2003
Nineteen
twenty
Twenty one (21)
Twenty-two (22) state of Vermont
Twenty-three (23) "Breakdown in
twenty- care...
four
(24)
Twenty-five "For better care
twenty-six Finy best
(26) oct 2003

twenty-seven ms Mary McMorrow
(27) ...Librarian first
lady of Cambridge..."
oct 19 2003

Twenty-Eight Blanck
(28) page

#30#
John J. Crapo, pro se
JJC/jjc

PAID

#one(01) of Twenty-Eight Exhibits part B

Efficiency to become health care hallmark

John J. CRAPO, pro se

From Page 27

JJC/jjc

consistently have the best outcomes, to determine what treatments work best and promote those practices, organizers say. And it can be used to reward more efficient doctors.

"We can't just say more is automatically better or cheaper is automatically better," Mitchell said. "We've got to look at results."

There could also be savings as patients get better care and have fewer complications, Mitchell said.

One major problem now is that waste and poor quality in the health care system is difficult to spot, said Dr. Arnold Milstein, a Mercer employee on the survey project.

"What's missing in the mass market is any kind of accountability on the individual doctor level," he said.

That is largely because good measures haven't been developed. The Mercer system is more accurate in part because of the large volume of data that will be evaluated.

'What's missing . . . is any kind of accountability on the individual doctor level.'

DR. ARNOLD MILSTEIN, MERCER CONSULTANT

Mitchell and her collaborators hope to avoid controversy over the plan by including doctors in the planning stages. In general, doctors are receptive to the concept although they are leery about how it will work, said Dr. Thomas Sullivan, president of the Massachusetts Medical Society.

"Doctors don't mind being stimulated to provide good care," he said. "It's just how the stimulus is done."

Some may be concerned about posting individual scores because the ratings are still in the early stages of development, he said. There is limited ability to adjust for the type of patients a doctor sees or the severity of their illness.

MONDAY, OCTOBER 20, 2003 BOSTON HERALD

Business Day

The New York Times

BA · SATURDAY, OCTOBER 18, 2003

Two Big Board Boards?

John S. Reed, the interim chairman of the New York Stock Exchange, has discussed splitting the board into two smaller boards with distinct roles. Here is how it might work.



Chairman
Oversees both boards
Regulatory Board
DIRECTORS
Institutional investors, public representatives
None from the exchange or the securities industry
REGULATORY ISSUES
GOVERNANCE, PAY AND AUDIT
Securities Board
DIRECTORS
Executives of listed companies
Securities industry executives
MARKETPLACE ISSUES
EXCHANGE OPERATIONS

PAID

Mr John Jennings CRAPO, PRO SE

Chief Is Considering Two Boards To Oversee Exchange, Officials Say

By LANDON THOMAS Jr.

John S. Reed, the interim chairman of the New York Stock Exchange, is so intent on creating an independent group of directors to oversee regulatory matters that he has discussed setting up two boards, according to several directors and another person close to the board.

Conceptually, the proposal is like the one Mr. Reed described to Congress on Thursday when he talked of creating a board with a majority of independent directors.

Under this variation, though, one board of independent directors would preside over the exchange's compensation, regulatory and audit committees; the other would be made up of chief executives of securities firms and listed companies, who would look after the exchange's marketplace issues.

There would be a sharper separation of the exchange's regulatory and marketplace functions at the board level, though they would be kept under the same roof.

Mr. Reed has discussed the concept over the last two weeks, one director said, and it is unclear how far his thinking has evolved and whether the idea will be formally presented to the board and the exchange's members.

Mr. Reed has said repeatedly that he opposes splitting the regulatory and market functions, saying that an effective regulatory division is crucial to maintaining the Big Board's dominance as the world's leading marketplace.

The exchange's investigation into trad-

Continued on Page 4

#three (03) of twenty-eight (28) exhibits Part B. JJC/jjc

#two(02) of twenty-eight (28) exhibits Part B

THE NEW YORK TIMES, SATURDAY, OCTOBER 18, 2003

PAID

Exchange's Chief Said to Be Considering 2 Boards

John J. Crapo, Pro Se

Continued From First Business Page

ing violations of its specialist firms — an inquiry that has grown with the involvement of the Securities and Exchange Commission — has spurred critics to call for separating the Big Board's regulatory arm. Setting up two boards would do more to satisfy such critics, Mr. Reed has reasoned, according to directors who have had conversations with him on the subject.

The two-board structure, which is common among European companies, is very much Mr. Reed's idea, directors close to the proposal say, and he has broached it with board members in a series of conversations in recent weeks.

At the exchange's last board meeting, earlier this month, Mr. Reed discussed the merits of his idea as a possible variation to a proposal put forward by the special governance committee. That proposal would shrink the board to 17 from 24, with a majority of directors being independent, said one director who attended the meeting.

Mr. Reed, known as an independent thinker during his time as chief executive at Citicorp, appears inclined to put his own stamp on the way the Big Board is governed. Given the authority he now has — within the board as well as with regulators — those who know him say that what Mr. Reed wants these days, he usually gets.

"John has a great deal of credibility right now," said H. Carl McCall, a former co-chairman of the exchange's governance committee. "Anything he puts forward, people would support. He is thoughtful and deliberate and he knows he has a mandate to bring about change."

In many ways, deciding the structure and composition of the exchange board is the first step that Mr. Reed must take as he charts his way to what he has termed a "new architecture" for the Big Board.

It is also a precondition for finding a new chairman to lead the exchange permanently.

In his testimony, Mr. Reed said that he intended to name a successor as soon as possible, and he held detailed discussions with members of the search committee this week. The committee has hired Spencer Stuart, an executive search firm, to help find a permanent chairman for the exchange.

In his testimony on Thursday before a House subcommittee on capital markets, Mr. Reed spoke only of a single board composed primarily of directors who do not come from Wall Street or the companies listed on the Big Board. He said that the directors without ties to the securities industry or the companies trading on the exchange would be responsible for regulatory oversight, as well as other crucial governance functions, including compensation and audit oversight.

The two-board proposal would provide a way to keep members of the securities industry on the board, while inoculating them from issues involving regulation.

One of the most persistent criticisms of the current board — which has 12 directors representing the securities industry — is the conflict of interest inherent in having the chief executives of Wall Street firms sit on the board of their primary regulator.

JJC/JJC

Federal Farm Loan Corporation Criticized

By Bloomberg News

The **Federal Agricultural Mortgage Corporation** must continue to improve its risk management and corporate governance, the General Accounting Office has said in a review mandated by Congress.

The corporation, known as Farmer Mac, was created by Congress in 1988 to help lower agriculture-financing costs by buying and guaranteeing farm loans, similar to the home-mortgage businesses of the larger government-sponsored enterprises Fannie Mae and Freddie Mac.

Farmer Mac's risk-management practices have not kept pace "with its increasingly complex portfolio" and the company lacks a contingency plan to meet cash needs under stressful economic conditions, the report found.

#Four(04) of
Twenty Eight(28) exhibits

Part B

BOSTON HERALD MONDAY, OCTOBER 20, 2003

PAID

Read all about it: Mass. Literacy Foundation honors 'champions'

John J. CRAPO, Pro Se

By JONATHAN HILL

The daughter of East German Holocaust survivors, Diane Portnoy was forced to adapt to the culture of her adoptive America when she was a little girl.

Now, she's being honored for helping new immigrants do the same.

Portnoy is one of 10 people being honored tomorrow morning at the World Trade Center by the Massachusetts Literacy Foundation for going beyond the call of duty to help people learn to read.

"You do this work because you love it," she said, "but it is truly wonderful to be recognized by your peers. It adds a little sweetness to it."

The Boston Herald and Verizon worked together to award all 10 literacy champions $3,500 to continue to fight illiteracy.

Portnoy says she will use the award to implement a one-on-one tutoring program at The Immigrant Learning Center in Malden to strike some of the 800 names from the program's waiting list.

Also receiving awards are:

■ Dawn Avery, sixth-grade teacher, Grover Cleveland Middle School, Dorchester. Recruited to develop her school's full-inclusion program, Avery's creative lessons include her time-consuming "modified novel" adaptations that meet her diverse classrooms' needs.



PURCELL: Herald publisher, Verizon pledge $3,500 awards.

■ Barbara Lindsay, elementary literacy coordinator, Westwood Public Schools. Lindsay's difficult work entails teaching at-risk first- and second-graders to learn to love reading any way she can.

■ Bettina A. Blood, literacy volunteer coordinator, Morrill Memorial Library, Norwood. Blood's dedication to adult literacy spans almost 20 years and has evolved into the program Literacy Involves Families Together (LIFT).

■ Susan Klaw, director of Family Literacy, Boston. Klaw's innovative work teaches English to immigrant parents as they help their children read, do homework and take tests.

■ Janet Kelly, Read/Write/Now program director, Springfield. Kelly's program encourages adults to become involved in their own learning, a technique that has led to the published autobiography of one of her students.

■ Elly Seavey, reading specialist, South Elementary School, Andover. In her 38 years in education, Seavey has created her school's "Literacy Room" and a handful of extracurricular reading programs.

■ Nathaniel Stinnett, volunteer literacy tutor, Pine Street Inn, Boston. The Boston College law student not only helps residents learn English, apply for jobs and earn their GEDs, but also works to keep funding levels the same in the face of budget cuts.

■ Debra C. Kwiatek, reading specialist, Joshua Eaton School and Language Arts Curriculum Committee Chair, Reading. Kwiatek's work includes mentoring new teachers, class instruction, MCAS preparation and reading assesment.

■ Andree M. Duval, education manager, Hampden County Correctional Center, Ludlow. Duval's work includes literacy programs within the correctional system and partnerships in the community to provide funding and educational opportunities.

America's oldest weekly newspaper, since 1846

WEDNESDAY, OCTOBER 1, 2003

Cambridge Chronicle

PAID

John J. CRAPO, PRO SE

Council meeting out of (rent) control

PAID

Six (06) of Twenty-Eight (28) exhibits part B

JJC/jjc

By Deborah Elsner
CHRONICLE STAFF

A rash of name-calling broke out at City Hall Monday after a deeply divided City Council chose to go home early rather than vote on a nonbinding rent control resolution.

The controversy erupted after City Councilor David Maher tried to introduce a late order that said the council opposed rent control but supported the right of rent control advocates to put the issue before voters this November.

Editorial, page 14
Related stories, page 4

The order would have done nothing more than specify the council's stance on rent control — a petition that some observers believe will never get the

#Five (05) of twenty-eight (28) exhibits
part B.

CAMBRIDGE CHRONICLE
oct 01 2003

PAID

necessary approval on Beacon Hill, even if voters support it. To date, this City Council has never voiced a clear position one way or the other.

By voting to "adjourn" Monday's meeting — rather than take a stand on the issue — the council ignored 30 policy orders, 38 resolutions and several applications and petitions about other issues that were also the agenda.

"The vote to adjourn was a vote of cowardice on behalf of five city councilors," charged City Councilor Tim

John J. CRAPO, pro se

COUNCIL, page 2

Seven(07) of twenty-Eight (28)
exhibits
part B

THE BOSTON G[...]BE

PAID



John J. CRAPO, pro se

GLOBE PHOTO/NANCY PALMIERI

Leticia Rodriguez said she might have to pay the nightly fee if she loses her eviction appeal. She and her daughters have been living in a Springfield shelter. "I don't have the money," she said.

JJC/jjc

Eight (08) of twenty-eight (28) exhibits
Part B

FRIDAY, SEPTEMBER 26, 2003

The Boston Globe

PAID

JJC/jjc

Judge suspends charges to homeless

John J CRAPO pro se

PAID

By David Abel
GLOBE STAFF

A judge yesterday temporarily blocked a state agency from retroactively charging homeless families $100 for each night they stayed in state-subsidized shelters and motels after being kicked out if they lost their eviction appeals.

The order, issued by a Suffolk Superior Court judge, suspends for 10 days new rules that went into effect at the beginning of the month.

Lawyers representing the Massachusetts Coalition for the Homeless, which sued the state over the new fees, said they will meet in court with lawyers representing the state Department of Transitional Assistance.

"We're very pleased with the court's order," said Ruth A. Bourquin, a lawyer at the Massachusetts Law Reform Institute, which filed the lawsuit Tuesday. "We hope the Department of Transitional Assistance will reconsider its position and permanently withdraw its punitive policy."

State officials yesterday said they intend to argue the policy should be upheld.

"We're not applying a policy we intended to apply, so obviously that's a setback," Thomas Noonan, general counsel for the Department of Transitional Assistance, said of the judge's order to sus-

The department oversees state subsidies to 1,050 families in shelters and nearly 600 families in motels.

Homeless advocates warned that the new rules, and the threat of potentially thousands in bills if an appeal failed, would scare many from challenging an eviction. Most families lose their appeals, often for lack of a lawyer alone, advocates said.

Some families are evicted because of violent activity or drug use while others are asked to leave for missing required appointments or because they did not clean their rooms. The state is only allowed to deduct 10 percent from each month's welfare check to collect the $100 per night fee, but that amount could add a significant burden to families already on the edge, advocates said.

News of the new rules, which took effect as the state experienced record highs in the number of families living in subsidized shelters and motels, came in form letters to single mothers like Leticia Rodriguez, who learned late last month that she and her 2-month-old and 5-year-old daughters would have to leave a Springfield shelter where they've lived for the past seven months.

The 31-year-old former nursing assistant, officials said, broke a rule — she missed an appointment with a housing counselor — and the state explained that it had terminated her aid. On the back of the letter, the state noted she

"This is completely unfair — I don't have the money to pay them, and I have nowhere to go," said Rodriguez, who moved from Puerto Rico this year and speaks no English. She said she missed the housing appointment because of concerns about leaving the shelter because of an ongoing domestic dispute with her children's father.

The Department of Transitional Assistance changed the rules to make the state more efficient, so it provides help only to eligible families, officials said. The change also was designed to save money in a state account that ballooned from little more than $39 million in fiscal year 2000 to nearly $76 million this fiscal year.

Dick Powers, a spokesman fo[r] the Department of Transitiona[l] Assistance, said most shelter resi[-] dents are evicted for good reason[.] Of 255 families who lost their shel[-] ter aid in fiscal year 2003, he sai[d] nearly half were the result [of] criminal or rule violations.

The Coalition for the Homele[ss] argued the rules violated the d[e]partment's regulations, impose[d] severe financial burdens on t[he] poorest residents, put hundreds [of] single mothers and young ch[il]dren at immediate risk, a[nd] breached state and federal cons[ti]tutional provisions that prote[ct] residents' rights to due process.

David Abel can be reached at [d]abel@globe.com.

TEN(10) OF Twenty EIGHT (28) exhibits; Part B

THE BOSTON GLOBE

John J. CRAPO pro se AA.ABE JJCjjjc

City election flawed, state finds; changes

Oct 21 ~~2003~~ 2003

▶ **ELECTION**
Continued from Page A1

pal elections.

City officials refused to make Lo available to comment on the letter yesterday, though in the past she has blamed some of the problems of Sept. 23 on the transition to computerized voting machines, which Boston voters used for the first time. She also said she had hoped to address the problems with better training of elections workers.

In a telephone interview yesterday, Michael Galvin, the city's chief of basic city services and supervisor of the Election Department, said that he was uncertain what measures had been taken to address the state's concerns since receiving the letter two weeks ago.

"Everybody worked so hard to make this election work," he said, lamenting the loss of "team spirit" he thought the secretary of state showed by releasing the letter to the Globe. "We didn't — that in itself is a milestone."

He vowed that the city would try to address the secretary of state's concerns, but said he doubted much of it could be accomplished by the general election two weeks from today.

One of the major problems, he

Complaint against Lo dismissed

John J. CRAPO pro se

A Boston Municipal Court magistrate yesterday dismissed a criminal complaint filed against Boston Elections chairwoman Nancy Lo by a former employee, who alleged that she illegally taped a disciplinary hearing three years ago without permission.

The magistrate said the court system was not the place to adjudicate labor disputes, according to George Cushman, a witness to the complaint who was present at the hearing. Lo, who denied the taping allegation, maintained that the complaint was triggered by disappointment with her management style.

Cushman said he was not sure what further steps the complainant would take.

#Nine (09) of Twenty-Eight (28) exhibits Part B

said, was staffing at the city's 181 polling places. According to city election records obtained by the Globe through a Freedom of Information Act request, staffing across the city was more than 40 percent below the accepted level set by the state, with 891 paid election workers filling as many as 1,500 positions.

State regulations require a warden and a clerk at each polling

The Boston Globe

TUESDAY, OCTOBER 21, 2003

urged by Nov. 4

place, and four inspectors at each precinct. Lo, the city election chairwoman, apparently knew she was not going to have enough workers prior to the election and had appealed to the secretary of state in August for lenience. The state granted the city an allowance for fewer workers in selected, low-voting precincts.

But the secretary of state said his staff visited 31 of the city's 254 precincts and found that all 31 were understaffed. "We certainly didn't give them a blank check to have as few workers as they wanted," he said yesterday. "They didn't have enough people almost everywhere. That's not accepable."

At least one community activist said the understaffing made it easier for campaign workers to influence voters' choices. Lydia Lowe, executive director of the Chinese Progressive Association, said a lack of translators for non-English-speaking voters in Chinatown meant bilingual people standing nearby were asked to act as translators. Many times, she said, those people were aligned with particular candidates and used the opportunity to coerce voters into casting their ballots for their chosen candidates. Lowe filed a formal complaint last week about the practice with Galvin's office.

The secretary of state yesterday agreed that understaffing could have opened the door to such illegal practices and added that inadequate name tags on poll workers could have confused voters as well.

He also said his office would require multilingual signs in polling places describing illegal practices, such as voter coercion.

Galvin's office also criticized the city for failing to ensure voter privacy. At many polling locations visited by state observers, envelope-type ballot covers known as "secrecy sleeves" were not provided to voters, and in some cases, election workers took completed ballots from voters and fed them face-up into the machines, exposing voters' choices.

> 'We certainly didn't give them a blank check to have as few workers as they wanted.'
>
> WILLIAM F. GALVIN
> *Secretary of State*

The city fired a warden in South Boston, Bob Madden, shortly after the election, when it became clear that he had read completed ballots, city officials confirmed.

Another violation outlined by the state was the virtual gantlet of candidates and campaigners voters had to walk through to get to some polling places. Under state regulations, electioneering is prohibited within 150 feet of the polls.

"Voters had to maneuver through an obstacle course of candidates and persons holding signs and campaigning in order to enter their polling place," wrote the secretary of state's legal counsel, Michelle K. Tassinari.

Michael Galvin, the city's chief of basic services, said this has been a perennial problem in Boston. He also took issue with the regulation, which in a compact city like Boston could mean campaigning would have to take place as far away as four blocks from polling places.

The secretary of state said he looked forward to working with the city to correct the violations outlined in the letter and warned he did not plan to make any exceptions.

"We don't have two separate sets of regulations, one for Boston and one for everybody else," he said.

SJC JJC

Donovan Slack can be reached at dslack@globe.com.

Twelve (12) of Twenty-Eight (28) exhibits
part B

The Boston Globe
TUESDAY, OCTOBER 21, 2003

City election was flawed, state finds

JOHN J. CRAPO, pro se

Understaffing, coercion cited; changes sought

By Donovan Slack
GLOBE CORRESPONDENT



GLOBE STAFF FILE PHOTO/GEORGE RIZER

NANCY LO
Boston election chairwoman

A state review of Boston's Sept. 23 preliminary election has uncovered numerous violations of election regulations, finding that the city failed to adequately staff precincts, allowed candidates to campaign within 5 feet of polling places, and did not provide voters sufficient privacy when casting their ballots.

In a six-page letter, Secretary of State William F. Galvin's legal counsel told Boston election chairwoman Nancy Lo that she had been reminded repeatedly of the city's legal responsibilities in the run-up to the election. The lawyer urged the city to come up with solutions in time for the Nov. 4 general election.

"We're concerned not only for the present situation but for next year's presidential election, where turnout promises to be much higher," said Galvin, who noted in an interview yesterday that compliance with state regulations ensures fair elections under state and federal laws. "They have to resolve these issues."

The letter, dated Oct. 3 and obtained by the Globe yesterday, is the first step in what could lead to a state takeover of upcoming elections, though Galvin said he is optimistic that the city will comply in time for the Nov. 4 election. Under state law, the secretary of state has the authority to take over munici-

ELECTION, Page A20

#Eleven (11) of twenty-
Eight (28) exhibits
part B

TUESDAY, OCTOBER 21, 2003

JOHN J. CRAPO, pro se

THE BOSTON GLOBE



AP PHOTO

Eagle County Judge Frederick Gannett at the Justice Center in Eagle, Colo., yesterday morning before issuing his ruling. JJC/JJC

#thirteen (13) OF twenty - Eight (28) exhibits

Part B

BOSTON HERALD TUESDAY, OCTOBER 21, 2003

SEC: Eye social status

Boards seeking independent directors should look beyond candidates' resumes to see whether they're running in the same social circles as the chief executive and disqualify them if they are, said Securities and Exchange Commissioner Cynthia Glassman yesterday.

— REUTERS

John J. CRAPO,

Harvard bonds for $92M

Harvard University plans to sell $92.2 million of revenue bonds to renovate and build student and faculty housing, Moody's Investors Service said in a report.

— BLOOMBERG

Pro Se

Missile is ready

Lockheed Martin Corp. and the U.S. Air Force says their radar-evading cruise missile, which costs $400,000 each and can hit targets as far as 200 miles away, is ready for combat after seven years of development.

— BLOOMBERG

Correction

A headline over yesterday's Capital Focus column incorrectly characterized a financial deal involving the Orange County (Calif.) Register newspaper. The company agreed to a recapitalization that lets some current owners sell out, not an outright sale.

JJC/jjc



DON'T WORRY - YOUR SAVINGS WILL BE HANDLED BY ONE OF OUR TRAINED PROFESSIONALS
SMALL INVESTOR
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©10.03 THE BOSTON GLOBE
DIST. BY TRIBUNE MEDIA SERVICES

PAID

#Fourteen (14) of twenty-Eight (28) exhibits

part B

TUESDAY, OCTOBER 21, 2003

THE BOSTON GLOBE

JOHN J CRAPO, pro se

LETTERS to the EDITOR

John J. CRAPO

Abuses by charities

PAID

THE REPORTS OF abuses by charitable foundations are troubling indeed ("Some officers of charities steer assets to selves," Page A1, Oct. 9). But it is not clear why the first response is that the state and federal tax agencies need more money to police these charities. Why not start by changing reporting requirements for charities to include at least two things: the effective hourly compensation of the trustees and the ratio of charitable spending to the compensation of trustees.

The foundations themselves could be required to flag their own filings if either of these numbers failed specified thresholds. Then taxing authorities could focus on these charities and continue to audit others at random. These steps seem significantly more likely to deter abuse then generalized spending.

VICKIE L. HENRY
Jamaica Plain

JJC/jjc

#Fifthteen (15) of twenty-Eight (28) exhibit

~~B~~ part B

BOSTON HERALD TUESDAY, OCTOBER 21, 2003

Hub Election Dept. blasted over prelim polling flaws

John J. CRAPO. PRO SE

By STEVE MARANTZ

Boston's Election Department violated polling laws and regulations during the City Council preliminary election Sept. 23, including inadequate staffing and signage, improper set-up of polling places and handling of ballots, and encroachments in the 150-foot buffer zone, state officials said.

Secretary of State William Galvin's office urged Election Commissioner Nancy Lo to correct the violations for the Nov. 4 general election.

State officials said they visited 13 polling sites, comprising 37 precincts, during the preliminary and observed fewer than the required six workers at every site.

Mike Galvin, chief of basic city services, said, "Do we have some kinks? Yes, and we'll do what we can to fix them. Considering we introduced new (optical scan) machines, we think we did very well."

A complaint lodged by the Attorney General's office about inadequate access for disabled people at Shaw School is being addressed, Galvin said.

Voting machines were set up in wrong locations and polling sites lacked demonstration tables to instruct voters in the new optical scan machines, state officials said.

#Sixteen (16) of twenty-eight (28) exhibits
part B

City & Region

BOSTON SUNDAY GLOBE OCTOBER 19, 2003

Mentally ill or not, he dreams of being mayor

JOHN J. CRAPO, pro se

By Ellen Barry
GLOBE STAFF

NEW BEDFORD — Even with the telltale signs of his recent psychiatric hospitalization — the trembling hands, the five o'clock shadow at lunchtime — Raimundo Delgado is a natural campaigner.

"Those eyes," he tells an office worker on her lunch break outside City Hall. "Those eyes should be famous!" She looks up and giggles, and he announces his candidacy without even breaking his stride. To a lanky man wearing an African-mask pendant, Delgado calls out in Portuguese, "A luta continua! The struggle continues!" and the man grins in recognition and waves a floppy two-fingered victory sign in the air.

A husky puppy at his heel, a spray of leaves and flowers tucked into his breast pocket, Delgado proceeds to cruise slowly around New Bedford — so slowly that he is sometimes overtaken by pedestrians — in a car marked "MAYOR."

New Bedford's elections have always had their share of outsider candidates. But this month, the preliminary race for Mayor Fred Kalisz's job brought out the most unorthodox slate yet: Aside from Delgado, who openly discusses his diagnosis of bipolar disorder, Kalisz faced the commander of a local VFW post; a man who lives without a phone or electric power; a seafood salesman who has run for mayor seven times; and a man with schizophrenia who lives in a group home.

As election day approached,

NEW BEDFORD, Page B8



GLOBE STAFF PHOTO/JONATHAN WIGGS

Raimundo Delgado earned 1,100 votes for city councilor at large in New Bedford's preliminary election.

JJC/jjc

Kennedy home goes up for sale

Ethel Kennedy is putting Hickory Hill (right), the McLean, Va., home she shared with Robert Kennedy and their family, up for sale. The asking price for the 6-acre estate is $25 million. Kennedy plans to keep her Hyannis Port home. **B4**



Outlining new plan for a changing city

Community activists and civic leaders vowed yesterday to pursue a united political agenda for Boston's minorities. Organizers said the meeting at UMass-Boston was a momentous step for a city that has long battled racial divisiveness. **B5**

#Seventeen (17) of twenty-eight (28) exhibits

Part B

City & Region

BOSTON SUNDAY GLOBE OCTOBER 19, 2003

Mentally ill or not, he dreams of being mayor

JOHN J. CRAPO, Pro Se

By Ellen Barry
GLOBE STAFF

NEW BEDFORD — Even with the telltale signs of his recent psychiatric hospitalization — the trembling hands, the five o'clock shadow at lunchtime — Raimundo Delgado is a natural campaigner.

"Those eyes," he tells an office worker on her lunch break outside City Hall. "Those eyes should be famous!" She looks up and giggles, and he announces his candidacy without even breaking his stride. To a lanky man wearing an African-mask pendant, Delgado calls out in Portuguese, "A luta continua! The struggle continues!" and the man grins in recognition and waves a floppy two-fingered victory sign in the air.

A husky puppy at his heel, a spray of leaves and flowers tucked into his breast pocket, Delgado proceeds to cruise slowly around New Bedford — so slowly that he is sometimes overtaken by pedestrians — in a car marked "MAYOR."

New Bedford's elections have always had their share of outsider candidates. But this month, the preliminary race for Mayor Fred Kalisz's job brought out the most unorthodox slate yet: Aside from Delgado, who openly discusses his diagnosis of bipolar disorder, Kalisz faced the commander of a local VFW post; a man who lives without a phone or electric power; a seafood salesman who has run for mayor seven times; and a man with schizophrenia who lives in a group home.

As election day approached,

NEW BEDFORD, Page B8



GLOBE STAFF PHOTO/JONATHAN WIGGS

Raimundo Delgado earned 1,100 votes for city councilor at large in New Bedford's preliminary election.

JJC/jjc

City & Region

BOSTON SUNDAY GLOBE OCTOBER 19, 2003

Mentally ill or not, he dreams of being mayor

JOHN J. CRAPO, pro se

By Ellen Barry
GLOBE STAFF

NEW BEDFORD — Even with the telltale signs of his recent psychiatric hospitalization — the trembling hands, the five o'clock shadow at lunchtime — Raimundo Delgado is a natural campaigner.

"Those eyes," he tells an office worker on her lunch break outside City Hall. "Those eyes should be famous!" She looks up and giggles, and he announces his candidacy without even breaking his stride. To a lanky man wearing an African-mask pendant, Delgado calls out in Portuguese, "A luta continua! The struggle continues!" and the man grins in recognition and waves a floppy two-fingered victory sign in the air.

A husky puppy at his heel, a spray of leaves and flowers tucked into his breast pocket, Delgado proceeds to cruise slowly around New Bedford — so slowly that he is sometimes overtaken by pedestrians — in a car marked "MAYOR."

New Bedford's elections have always had their share of outsider candidates. But this month, the preliminary race for Mayor Fred Kalisz's job brought out the most unorthodox slate yet: Aside from Delgado, who openly discusses his diagnosis of bipolar disorder, Kalisz faced the commander of a local VFW post; a man who lives without a phone or electric power; a seafood salesman who has run for mayor seven times; and a man with schizophrenia who lives in a group home.

As election day approached,

NEW BEDFORD, Page B8



GLOBE STAFF PHOTO/JONATHAN WIGGS

Raimundo Delgado earned 1,100 votes for city councilor at large in New Bedford's preliminary election.

JJC/jjc

#Eighteen (18) of twenty-eight (28) exhibits
Part B

JJC/jjc

#Nineteen(19) OF Twenty-Eight (28) exhibits Part B

Candidate's psychiatric profile shadows New Bedford politics

John J. CRAPO - Pro Se

▶ NEW BEDFORD

Continued from Page B1

the most bizarre campaign promises came from Delgado, 50, who told the local paper he planned to "create a city underwater" and "free the dogs, the sheep, the goats" if elected. On the night the votes were counted, he was committed against his will to a psychiatric ward at St. Luke's Hospital, a fact that he publicized.

Although many observers describe Delgado as a well-liked political fixture, a dreamer like Don Quixote, others say his run for mayor has become painful to watch. His campaign has posed a strange dilemma in local politics: Friends and family wondered why the local talk-radio station would put him on the air in an irrational state, or why the New Bedford Standard-Times published the details of his psychiatric hospitalization, or why the strange spectacle was allowed at all.

Meanwhile, on the streets of New Bedford, he was winning over voters. Kalisz won handily in the mayoral preliminary, but in the race for city councilor at large, in which he was also a candidate, Delgado received 1,100 votes, enough to appear on the November ballot. Released from St. Luke's, Delgado returned to his campaign, with its platform of dismantling the sea wall in the city's south end and growing a tropical forest on what is presently Route 18. Campaign posters, purchased with Delgado's private money, rushed by on city buses.

"There's a tremendous amount of discomfort because the man is in pain. Anyone who has been in this situation knows what his family and friends are going through," said Ken Hartnett, editor of the New Bedford Standard-Times. "The trouble we have here is that he is a candidate and he's very active and you have to alert people to some of the realities."

On Thursday, the day after he was released from St. Luke's, Delgado had a backlog of political business waiting for him. Striding through City Hall with the puppy, Socrates, at the end of a leash, Delgado promised a $10,000 raise to numerous city employees. He dropped off papers demanding a recount of the preliminary mayoral election, in which he received 215 votes as a write-in candidate. He also requested political asylum in Portugal.

> **'There's a tremendous amount of discomfort because the man is in pain.'**
>
> KEN HARTNETT
> *Editor of New Bedford Standard-Times*

Although some observers poked fun at the idiosyncratic mayoral race, with its anemic 20 percent voter turnout, others saw it as a sad moment in the political history of New Bedford, where fewer and fewer qualified people are prepared to challenge a strong incumbent. Unemployment reached a high of 9.1 percent early this year, almost twice the national average. Michael Zaritt, a Vietnam War veteran who has run for mayor in the last 11 elections, spends his days collecting bottles and cans for supplemental income.

"If these people had jobs, they wouldn't be running for all these offices," said Zaritt, who won 3½ percent of the vote.

In the midst of this bleakness, Delgado drives around with crisp purpose, his car piled with wilting flowers and kibble. In a handsome French-blue shirt and creased khakis, he picked marigolds outside a service station for a bystander's buttonhole, explaining why children would be better educated if New Bedford emptied its schools and sent them all to the public library. He approached a young man and explained that a victory for Delgado would give every citizen a voice in City Hall. "How old are you?" he asked the man, who mumbled that he was 29.

Delgado lit up and gripped his hand. "We need a 29-year-old mayor!"

In the office of New Bedford's election commission, chairwoman Maria Tomasia stared at Delgado stonily when he asked for a receipt for a 40-cent copying fee. She evicted the puppy, charging that it had urinated in her office. In an interview later, she said Delgado's mental state had declined precipitously during this campaign, and that his request to recount 10,000 votes in the mayoral election, when he received 2 percent of the votes, is "frivolous."

"He's been very good for the past seven years," Tomasia said. "He gets a little attention and then goes off the deep end."

In fact, his political resume contains some conspicuous accomplishments. A veteran teacher of French and Spanish at Ashland Middle School, he traveled to the island of East Timor, a former Portuguese colony, on a "fact-finding mission" in the midst of a 1991 crackdown by the Indonesian government. And three years ago, after more than two decades of lobbying by Delgado, Rep. Barney Frank proposed to amend the US Constitution so that naturalized citizens would be allowed to run for the presidency. Delgado's proposal has recently taken on new life this week, as legislators mull candidacies by such figures as Arnold Schwarzenegger and Madeleine Albright.



GLOBE STAFF PHOTO/JONATHAN WIGGS

On the night the votes were counted in New Bedford, Raimundo Delgado was committed against his will to a psychiatric ward at St. Luke's Hospital. He insists he is not mentally ill.

In the midst of these successes, Delgado said, a deep rift has grown between him and his family over the question of whether he is mentally ill. He insists he is not, although he has been on sick leave from his teaching job. He left the hospital with large bottles of psychiatric medications, but would not say whether he intends to take them. "I am a man. I am a human. I demand my dignity," he said. "They refuse to give me the respect — that I am a thinker, that I am a philosopher, that I am Socrates."

When Delgado asked to spend the night in his spare room, Antonio Casimiro, a 65-year-old retired baker, heaved an enormous sigh and looked at him skeptically. Delgado had called him from the hospital, asking for a copy of Proust's "Remembrance of Things Past" in the original French. In covering Delgado's campaign, the press, Casimiro said, is "feeding on the misery of others."

But Delgado was thinking about other subjects. He said he was leaving for the Azores, and challenging Mitt Romney for the 2006 gubernatorial election. Nobody knew if it was true.

Ellen Barry can be reached at barry@globe.com

#twenty (20) OF twenty-Eight (28) exhibits
Part B

JJC/jjc

Candidate's psychiatric profile shadows New Bedford politics

John J. CRAPO-Pro Se

▶ NEW BEDFORD
Continued from Page B1

the most bizarre campaign promises came from Delgado, 50, who told the local paper he planned to "create a city underwater" and "free the dogs, the sheep, the goats" if elected. On the night the votes were counted, he was committed against his will to a psychiatric ward at St. Luke's Hospital, a fact that he publicized.

Although many observers describe Delgado as a well-liked political fixture, a dreamer like Don Quixote, others say his run for mayor has become painful to watch. His campaign has posed a strange dilemma in local politics: Friends and family wondered why the local talk-radio station would put him on the air in an irrational state, or why the New Bedford Standard-Times published the details of his psychiatric hospitalization, or why the strange spectacle was allowed at all.

Meanwhile, on the streets of New Bedford, he was winning over voters. Kalisz won handily in the mayoral preliminary, but in the race for city councilor at large, in which he was also a candidate, Delgado received 1,100 votes, enough to appear on the November ballot. Released from St. Luke's, Delgado returned to his campaign, with its platform of dismantling the sea wall in the city's south end and growing a tropical forest on what is presently Route 18. Campaign posters, purchased with Delgado's private money, rushed by on city buses.

"There's a tremendous amount of discomfort because the man is in pain. Anyone who has been in this situation knows what his family and friends are going through," said Ken Hartnett, editor of the New Bedford Standard-Times. "The trouble we have here is that he is a candidate and he's very active and you have to alert people to some of the realities."

On Thursday, the day after he was released from St. Luke's, Delgado had a backlog of political business waiting for him. Striding through City Hall with the puppy, Socrates, at the end of a leash, Delgado promised a $10,000 raise to numerous city employees. He dropped off papers demanding a recount of the preliminary mayoral election, in which he received 215 votes as a write-in candidate. He also requested political asylum in Portugal.

> **'There's a tremendous amount of discomfort because the man is in pain.'**
> KEN HARTNETT
> *Editor of New Bedford Standard-Times*

Although some observers poked fun at the idiosyncratic mayoral race, with its anemic 20 percent voter turnout, others saw it as a sad moment in the political history of New Bedford, where fewer and fewer qualified people are prepared to challenge a strong incumbent. Unemployment reached a high of 9.1 percent early this year, almost twice the national average. Michael Zaritt, a Vietnam War veteran who has run for mayor in the last 11 elections, spends his days collecting bottles and cans for supplemental income.

"If these people had jobs, they wouldn't be running for all these offices," said Zaritt, who won 3½ percent of the vote.

In the midst of this bleakness, Delgado drives around with crisp purpose, his car piled with wilting flowers and kibble. In a handsome French-blue shirt and creased khakis, he picked marigolds outside a service station for a bystander's buttonhole, explaining why children would be better educated if New Bedford emptied its schools and sent them all to the public library. He approached a young man and explained that a victory for Delgado would give every citizen a voice in City Hall. "How old are you?" he asked the man, who mumbled that he was 29.

Delgado lit up and gripped his hand. "We need a 29-year-old mayor!"

In the office of New Bedford's election commission, chairwoman Maria Tomasia stared at Delgado stonily when he asked for a receipt for a 40-cent copying fee. She evicted the puppy, charging that it had urinated in her office. In an interview later, she said Delgado's mental state had declined precipitously during this campaign, and that his request to recount 10,000 votes in the mayoral election, when he received 2 percent of the votes, is "frivolous."



GLOBE STAFF PHOTO/JONATHAN WIGGS

On the night the votes were counted in New Bedford, Raimundo Delgado was committed against his will to a psychiatric ward at St. Luke's Hospital. He insists he is not mentally ill.

"He's been very good for the past seven years," Tomasia said. "He gets a little attention and then goes off the deep end."

In fact, his political resume contains some conspicuous accomplishments. A veteran teacher of French and Spanish at Ashland Middle School, he traveled to the island of East Timor, a former Portuguese colony, on a "fact-finding mission" in the midst of a 1991 crackdown by the Indonesian government. And three years ago, after more than two decades of lobbying by Delgado, Rep. Barney Frank proposed to amend the US Constitution so that naturalized citizens would be allowed to run for the presidency. Delgado's proposal has recently taken on new life this week, as legislators mull candidacies by such figures as Arnold Schwarzenegger and Madeleine Albright.

In the midst of these successes, Delgado said, a deep rift has grown between him and his family over the question of whether he is mentally ill. He insists he is not, although he has been on sick leave from his teaching job. He left the hospital with large bottles of psychiatric medications, but would not say whether he intends to take them. "I am a man. I am a human. I demand my dignity," he said. "They refuse to give me the respect — that I am a thinker, that I am a philosopher, that I am Socrates."

When Delgado asked to spend the night in his spare room, Antonio Casimiro, a 65-year-old retired baker, heaved an enormous sigh and looked at him skeptically. Delgado had called him from the hospital, asking for a copy of Proust's "Remembrance of Things Past" in the original French. In covering Delgado's campaign, the press, Casimiro said, is "feeding on the misery of others."

But Delgado was thinking about other subjects. He said he was leaving for the Azores, and challenging Mitt Romney for the 2006 gubernatorial election. Nobody knew if it was true.

Ellen Barry can be reached at barry@globe.com

JJC/jj'c

Twenty-one (21) of twenty-eight (28) exhibit Part B

Candidate's psychiatric profile shadows New Bedford politics

John J. CRAPO-Pro Se

► NEW BEDFORD
Continued from Page B1

the most bizarre campaign promises came from Delgado, 50, who told the local paper he planned to "create a city underwater" and "free the dogs, the sheep, the goats" if elected. On the night the votes were counted, he was committed against his will to a psychiatric ward at St. Luke's Hospital, a fact that he publicized.

Although many observers describe Delgado as a well-liked political fixture, a dreamer like Don Quixote, others say his run for mayor has become painful to watch. His campaign has posed a strange dilemma in local politics: Friends and family wondered why the local talk-radio station would put him on the air in an irrational state, or why the New Bedford Standard-Times published the details of his psychiatric hospitalization, or why the strange spectacle was allowed at all.

Meanwhile, on the streets of New Bedford, he was winning over voters. Kalisz won handily in the mayoral preliminary, but in the race for city councilor at large, in which he was also a candidate, Delgado received 1,100 votes, enough to appear on the November ballot. Released from St. Luke's, Delgado returned to his campaign, with its platform of dismantling the sea wall in the city's south end and growing a tropical forest on what is presently Route 18. Campaign posters, purchased with Delgado's private money, rushed by on city buses.

"There's a tremendous amount of discomfort because the man is in pain. Anyone who has been in this situation knows what his family and friends are going through," said Ken Hartnett, editor of the New Bedford Standard-Times. "The trouble we have here is that he is a candidate and he's very active and you have to alert people to some of the realities."

On Thursday, the day after he was released from St. Luke's, Delgado had a backlog of political business waiting for him. Striding through City Hall with the puppy, Socrates, at the end of a leash, Delgado promised a $10,000 raise to numerous city employees. He dropped off papers demanding a recount of the preliminary mayoral election, in which he received 215 votes as a write-in candidate. He also requested political asylum in Portugal.

> **'There's a tremendous amount of discomfort because the man is in pain.'**
> KEN HARTNETT
> *Editor of New Bedford Standard-Times*

Although some observers poked fun at the idiosyncratic mayoral race, with its anemic 20 percent voter turnout, others saw it as a sad moment in the political history of New Bedford, where fewer and fewer qualified people are prepared to challenge a strong incumbent. Unemployment reached a high of 9.1 percent early this year, almost twice the national average. Michael Zaritt, a Vietnam War veteran who has run for mayor in the last 11 elections, spends his days collecting bottles and cans for supplemental income.

"If these people had jobs, they wouldn't be running for all these offices," said Zaritt, who won 3½ percent of the vote.

In the midst of this bleakness, Delgado drives around with crisp purpose, his car piled with wilting flowers and kibble. In a handsome French-blue shirt and creased khakis, he picked marigolds outside a service station for a bystander's buttonhole, explaining why children would be better educated if New Bedford emptied its schools and sent them all to the public library. He approached a young man and explained that a victory for Delgado would give every citizen a voice in City Hall. "How old are you?" he asked the man, who mumbled that he was 29.

Delgado lit up and gripped his hand. "We need a 29-year-old mayor!"

In the office of New Bedford's election commission, chairwoman Maria Tomasia stared at Delgado stonily when he asked for a receipt for a 40-cent copying fee. She evicted the puppy, charging that it had urinated in her office. In an interview later, she said Delgado's mental state had declined precipitously during this campaign, and that his request to recount 10,000 votes in the mayoral election, when he received 2 percent of the votes, is "frivolous."



GLOBE STAFF PHOTO/JONATHAN WIGGS

On the night the votes were counted in New Bedford, Raimundo Delgado was committed against his will to a psychiatric ward at St. Luke's Hospital. He insists he is not mentally ill.

"He's been very good for the past seven years," Tomasia said. "He gets a little attention and then goes off the deep end."

In fact, his political resume contains some conspicuous accomplishments. A veteran teacher of French and Spanish at Ashland Middle School, he traveled to the island of East Timor, a former Portuguese colony, on a "fact-finding mission" in the midst of a 1991 crackdown by the Indonesian government. And three years ago, after more than two decades of lobbying by Delgado, Rep. Barney Frank proposed to amend the US Constitution so that naturalized citizens would be allowed to run for the presidency. Delgado's proposal has recently taken on new life this week, as legislators mull candidacies by such figures as Arnold Schwarzenegger and Madeleine Albright.

In the midst of these successes, Delgado said, a deep rift has grown between him and his family over the question of whether he is mentally ill. He insists he is not, although he has been on sick leave from his teaching job. He left the hospital with large bottles of psychiatric medications, but would not say whether he intends to take them. "I am a man. I am a human. I demand my dignity," he said. "They refuse to give me the respect — that I am a thinker, that I am a philosopher, that I am Socrates."

When Delgado asked to spend the night in his spare room, Antonio Casimiro, a 65-year-old retired baker, heaved an enormous sigh and looked at him skeptically. Delgado had called him from the hospital, asking for a copy of Proust's "Remembrance of Things Past" in the original French. In covering Delgado's campaign, the press, Casimiro said, is "feeding on the misery of others."

But Delgado was thinking about other subjects. He said he was leaving for the Azores, and challenging Mitt Romney for the 2006 gubernatorial election. Nobody knew if it was true.

Ellen Barry can be reached at barry@globe.com

#TWenty-two(22) of twenty-Eight(28) Exhibits part B

City & Region

THE BOSTON GLOBE MONDAY, OCTOBER 20, 2003

PAID

'You can't let something slide just because your goal is pushing you in the other direction. We all let it happen.'

VERMONT STATE REP. ANNE DONAHUE, *a member of Vermont Psychiatric Survivors*

John J. CRAPO. pro se WCJJIC


VERMONT STATE HOSPITAL

GLOBE PHOTO/JAN STURMANN

Xenia Williams, an activist and mental health worker who has herself been committed to Vermont State Hospital several times, said that staff "would sit there playing cards all day while we wandered around forlornly."

Breakdown in care

PAID

Embracing change, Vermont neglected its mental hospital

By Ellen Barry
GLOBE STAFF

WATERBURY, Vt. — When federal inspectors emerged from Vermont's tiny state mental hospital this summer, they described conditions that can best be called archaic.

Patients paced the halls, or sat in isolation, while staff members ignored them. One woman had not bathed in more than four months. A man had not had his psychiatric evaluation updated since he was admitted — in 1980. When night came, patients on one ward were ordered to bedrooms that were locked from the outside, with no access to bathrooms.

During the review, the situation got worse: Within a span of six weeks, two patients committed suicide in their rooms. One, a 19-year-old woman whose treatment plan specified that she be stripped of her shoelaces, hung herself with a shoelace, according to an advocate who had represented her in grievances against the hospital.

The revelations, shocking anywhere, came as a particular surprise in Vermont, a state much admired for its progressive mental health policies.

Among New England states which embraced the idea of removing mentally ill people from institutions, Vermont emptied its state hospital more quickly and more completely. Vermont boasts one of the nation's most sweeping mental health parity laws, which requires insurance companies to cover mental illness and substance

HOSPITAL, Page B4

Twenty-Three (23) of Twenty-eight (28) Exhibits Part B

MONDAY, OCTOBER 20, 2003 THE BOSTON GLOBE

Neglect cited in Vermont mental hospital

John J. CRAPO pro se

▶ HOSPITAL
Continued from Page B1

abuse as fully as physical illness. Most remarkably, doctors and consumers seem to agree on the thorniest civil rights question in mental health: Patients in Vermont always have the right to refuse medication, even when they're committed to the hospital.

In his run for president, former governor Howard Dean moved early to stake out the territory of mental health for himself, delivering a speech Sept. 12 that promised "real solutions to the mental health care crisis" and holding up the Vermont system as a model.

But the state's neglected mental hospital shows the limits of the Vermont success story. Last month the hospital lost its right to collect an annual $700,000 in funds from Medicaid and Medicare — a rare sanction that was brought against only one psychiatric hospital in the country last year, of 477 that receive the funds. The small community of mental health activists and providers here found themselves examining the old shared dream that the state hospital would no longer be necessary. In the end, they say, what happened was that the most seriously mentally ill patients had fallen off government's radar.

"It's one of those attempts that never went as far as it should go. It clearly didn't close the hospital," said Ed Paquin, a former legislator who is now director of Vermont Protection and Advocacy, which advocates for mental health consumers. "What was left came off everybody's front burner," Paquin said. "It was not right to forget about it when we did."

In 1995, Governor Dean announced that the state hospital would be closed for good within two years. The red-brick campus was a potent reminder of a past when patients spent days in straitjackets; in a 1990 survey ranking Vermont as having the nation's best state mental health system, the Public Citizen Health Research Group said the state had "designated itself as a national experiment," discharging patients from the hospital "with an enthusiasm bordering on evangelistic fervor." The hospital population had dwindled from 1,300 to an average of 50 patients at any given time.

But in the eight years that have passed, that number has stayed virtually unchanged.

The 50 who are left represent the most seriously ill of Vermont's population, about a third sent for forensic examination after being accused of a crime, and the rest



John J. CRAPO

GLOBE PHOTO/JAN STURMANN

Mental health head Susan Besio said the hospital's psychiatric technicians were the lowest-paid people in state government.

judged suicidal or dangerous. They range from patients with personality disorders who make repeated attempts to hurt themselves to patients who suffer delusions and hallucinations, said Susan Besio, Vermont's commissioner of developmental and mental health services.

All are in the hospital against their will. But one right they do have, under Vermont law, is to refuse to take psychiatric medication. Typically, between 10 percent and 20 percent of them, or five to 10 patients, are refusing to take medication, Besio said.

Marsha Kincheloe, who retired from the hospital as director of nursing two years ago and coauthored a history of the hospital, said federal surveyors had always been skeptical of patients' right to refuse medication, but that noncoercion worked well while she was there. During daily activities, staff could gradually gain a person's trust, talking over the resistance to taking drugs. When they changed their minds, Kincheloe said, it marked a sincere effort.

"I really think it's better for patients to choose medication, and that may mean working at it for a year or eight months," she said. "None of us would want to be tackled to the floor and injected with something."

Years of state budgets, anticipating the hospital's closure, channeled money to community services instead. The nursing staff dwindled and the psychiatric technicians, who had increasing authority over the wards, were the lowest-paid people in state government, Besio said.

This summer, in a scathing report, surveyors from the Centers for Medicare and Medicaid Services charged that patients were not receiving treatment of any kind. A surveyor interviewed "Patient D," who appeared "distinctly paranoid." The patient's treatment plan did not include antipsychotic treatment, because the patient had refused medication, but instead included such limited goals as "persuade patient to release old psychiatric information" and "verbalize an understanding that the findings of his neurological evaluations do not support heavy metal poisoning."

Therapy sessions were canceled for lack of interest, as patients paced the halls or sat alone in their bedrooms.

Xenia Williams, a 54-year-old activist and mental health worker who has herself been committed to the hospital several times, said she spent her days at Vermont State Hospital "watching pigeons come and go from the roof of the south rotunda." Other patients did the same, she said. Refusing to participate in group therapy, anger management, or other scheduled activities was "the only way they can assert their human dignity," she said.

Meanwhile, staff often refused to befriend or speak with patients, giving them a sense of profound rejection, she said. "[Staff] would sit there playing cards all day while we wandered around forlornly," she said. "Not surprisingly, I got a command hallucination" — an imagined voice giving orders — "to tip over the card table."

When staff were unable to use medication to control behavior, they used physical restraints, said Paul Poirier, of Vermont Protection and Advocacy. Often, these means were used against the small group of patients refusing medication, typically diagnosed with personality disorders. The woman who hung herself in September was one of these, and had undergone 134 seclusions, restraints, individual supervision, or involuntary medication treatments since Jan. 1, said Poirier, who represented her in grievances against staff.

Besio said she could not comment on the case because of patient confidentiality.

"We prefer not to use involuntary procedures," Besio said. "If something like that occurs around a patient, it's certainly an extreme. It is in no way the norm."

Last week, Vermonters were struggling to square their ideology with the reality that state authorities still need to lock mentally ill people in an institution — and that they will continue to do so indefinitely. Peter Van Vranken, who was Dean's health policy adviser when he was governor, said he "really [doesn't] have an answer" to how the hospital was allowed to deteriorate.

"During the Dean administration, we were focused absolutely on community-based care," Van Vranken said. "We were attempting [to eliminate the state mental hospital entirely], but it just didn't work out that way."

Already, Governor Jim Douglas has included a 21 percent increase in funding for the hospital in the 2004 budget, and numerous staff positions have been added. Advocates have pushed plans to add peer counseling or trauma counseling for patients who, they say, are not now treated for their histories of physical or sexual abuse. In January, federal inspectors will return to determine whether to reinstate Medicaid and Medicare funds.

There has been no talk of challenging the right to refuse medication within the hospital. As an opponent of coercive treatment, Besio said it is strange to find herself defending the existence of a hospital at all.

"We're down to the core where everybody has had their rights abridged," she said. "That's kind of the microcosm of that issue."

But, said one advocate, if there's one lesson to be drawn from this summer's revelations, it's this: Ignoring Vermont State Hospital won't make it go away.

"You can't let something slide just because your goal is pushing you in the other direction," said state Representative Anne Donahue, a Northfield Republican who is a member of the group Vermont Psychiatric Survivors. "We all let it happen."

Ellen Barry can be reached at barry@globe.com.

#Twenty-five (25) of twenty Eight (28) exhibits part B

For better care, find best

John J. CRAPO, pro se, JJC/jjc



STAFF PHOTO BY FAITH NINIVAGGI

IN THE DETAILS: To save money on health care, Dolores Mitchell, head of the state's workers Group Insurance Commission, seeks the best doctors and the secrets behind their efficiency.

Oct 2003

State worker insurer plans to rate doctors' efficiency, outcomes

By JENNIFER HELDT POWELL

Steering patients to cheaper doctors and hospitals may cut health care costs, but Dolores Mitchell, who runs the health insurance system for state workers, says she thinks there is a better way to achieve more lasting savings.

Mitchell says it would be better to send patients to the doctors who are the most efficient — those who call for the right number of tests and prescribe the right medicines.

But before such referrals can be made, the most efficient doctors must be identified. So the state is launching an ambitious project to rate doctors by efficiency measures.

If the multiyear survey produces the hoped-for results, the data could be used by insurers to encourage patients to use more efficient doctors.

> **'We've gone just about as far as we can go in terms of (higher) co-pays and deductibles.'**
>
> DOLORES MITCHELL, STATE INSURER

"We've gone just about as far as we can go in terms of increasing co-pays and deductibles," said Mitchell, head of the Group Insurance Commission. "We've got to go after the system. We've got to identify providers who do a superior job and those who don't."

The state spent $682 million on health insurance in the past fiscal year. That is expected to rise to $720 million for the current fiscal year.

To do its analysis, the state plans to collect information about provider performance from all the insurers that seek to offer health insurance to state workers. Bids are due over the next few weeks.

The state will work with Mercer Human Resource Consulting, a firm that has developed a computer program to process and analyze data collected. The analysis will look at everything from bouts with the flu to heart surgery and will examine tests ordered, medicines prescribed and length of any needed hospital stays.

"What we're trying to do is focus on the use of health care resources and not the unit price," said Susan Connolly, a Mercer spokeswoman. She said that other employers across the country are working on similar surveys.

The intention is to find which doctors

Turn to Page 29

For better care, find best

John J. CRAPO, Pro Se, JJC/jjc

MONDAY, OCTOBER 20, 2003 BOSTON HERALD



STAFF PHOTO BY FAITH NINIVAGGI

IN THE DETAILS: To save money on health care, Dolores Mitchell, head of the state's workers Group Insurance Commission, seeks the best doctors and the secrets behind their efficiency.

State worker insurer plans to rate doctors' efficiency, outcomes

By JENNIFER HELDT POWELL

Steering patients to cheaper doctors and hospitals may cut health care costs, but Dolores Mitchell, who runs the health insurance system for state workers, says she thinks there is a better way to achieve more lasting savings.

Mitchell says it would be better to send patients to the doctors who are the most efficient — those who call for the right number of tests and prescribe the right medicines.

But before such referrals can be made, the most efficient doctors must be identified. So the state is launching an ambitious project to rate doctors by efficiency measures.

If the multiyear survey produces the hoped-for results, the data could be used by insurers to encourage patients to use more efficient doctors.

> **'We've gone just about as far as we can go in terms of (higher) co-pays and deductibles.'**
>
> DOLORES MITCHELL, STATE INSURER

"We've gone just about as far as we can go in terms of increasing co-pays and deductibles," said Mitchell, head of the Group Insurance Commission. "We've got to go after the system. We've got to identify providers who do a superior job and those who don't."

The state spent $682 million on health insurance in the past fiscal year. That is expected to rise to $720 million for the current fiscal year.

To do its analysis, the state plans to collect information about provider performance from all the insurers that seek to offer health insurance to state workers. Bids are due over the next few weeks.

The state will work with Mercer Human Resource Consulting, a firm that has developed a computer program to process and analyze data collected. The analysis will look at everything from bouts with the flu to heart surgery and will examine tests ordered, medicines prescribed and length of any needed hospital stays.

"What we're trying to do is focus on the use of health care resources and not the unit price," said Susan Connolly, a Mercer spokeswoman. She said that other employers across the country are working on similar surveys.

The intention is to find which doctors

Turn to Page 29

Part B

(26) exhibits

#Twenty-seven|27| of Twenty-EIGHT(28) exhibits

BOSTON SUNDAY GLOBE
DEATHS DEATHS
OCTOBER 19, 2003

Part B

Mary McMorrow, a librarian, was 'first lady of Cambridge'

John J. CRAPO, pro se

By Emma Stickgold
GLOBE CORRESPONDENT

Mary (Sullivan) McMorrow, a librarian known as the "first lady of Cambridge," who checked out thousands of books to Cambridge public library patrons over nearly half a century, died Monday of ovarian cancer at the Youville Healthcare Center. She was 88.

As a member of the Sullivan clan — whose ranks have provided Cambridge with several mayors, including current mayor Michael A. Sullivan — Mrs. McMorrow nearly always had a brother or a nephew to hold signs for during city elections.

Although she tried to avoid the political limelight herself, "she did whatever she had to do," to get fellow Sullivans elected, said her brother, Middlesex clerk-magistrate Edward J. Sullivan.

When Edward, then a bachelor, was mayor in the mid-1950s, the duties of hostess often fell to Mrs. McMorrow.

"She was like the first lady," Sullivan said yesterday. "She was active all the time."

Mrs. McMorrow did everything from organizing parties to holding signs on Election Day. She even went to Rittners School of Floral Design to learn how to improve her flower-arranging skills, an art she brought to City Hall for City Council inaugurations. Rounding up a crew of volunteers, she placed bunches of flowers in the lobby and throughout the City Council chambers, a task she looked forward to each election cycle.

"And then she was wonderful greeting people," said a longtime colleague and friend, Marguerite Lechiaro. "We used to call her the official greeter."

Often standing outside a polling place for whichever relative was running at the time, Mrs. McMorrow was not the type to rush up to voters and shove a leaflet in their face, said Lechiaro.

"She was just like a statue there," Lechiaro said.

She also kept her ears open for current issues that surfaced in the various neighborhoods of Cambridge. "She'd also be a pulse of the neighborhood to see if there's something I could do to help," her nephew, Mayor Michael A. Sullivan said yesterday.

After graduating from Cambridge High and Latin School, Mrs. McMorrow started what would become a 48-year career with Cambridge libraries, beginning as an assistant in the former Observatory Hill Branch Library. She worked her way up to associate director of the entire library system, running the library's circulation desk, and helping to select which books the library would have on display for its readers.

The position, Lechiaro said, was well suited to her. Quick to learn the names of regular patrons, she would often soak in much about the city's goings on through her conversations with those who passed by her desk.

Also, she mentored many students hired by the library to shelve books, many of whom she would still remember after decades of not seeing them.

A big supporter of books and literature, Mrs. McMorrow started several book groups, including one at her church, St. Paul's Roman Catholic Church in Cambridge, and one at the Neville Manor Nursing Home in North Cambridge.

After retiring in 1985, she became a "director emeritus" of the Cambridge Public Libraries, according to her family.

In addition to her brother Edward, Mrs. McMorrow leaves two other brothers, Walter J. Sullivan and William Sullivan, both of Cambridge; two sisters, Jean Savery of Weymouth and Catherine Lynch of Arlington; and many nieces and nephews.

A funeral Mass was said Friday. Burial was in Cambridge Cemetery.

#twenty-Eight (28)
of twenty-Eight
exhibits

PART B

PAID

BLANCK

JOHN JENNINGS CRAPO, Pro Se
MY Shareholder proposal documentation
to Sara Lee Corporation
Part C MY table of Contents

exhibits

#one (01) to #Five (05) MY Faxes to Honorable
Holiday INN
Mr Bryan D. LANGTON
Chairperson of The Board
MR Thomas OLIVER, chief
Executive OFCR
MR Michael A. LEVEN, chf
operating OFCR

PAID

#six (06) HARMONY
#seven (07) SNACKS
#Eight (08) "Tropical trail mix"
#NINE (09) MFD BY ~~Harmony~~
Harmony Foods Corporation
Santa Cruz CA 95060

#TEN (10) (Hon) LOUISE DAY HICKS (ESQ)
#Eleven (11) ICON OF TUMULT, dies
#twelve (12) The Boston Globe ("Globe")
#thirteen (13) oct 22 2003

Fourteen (14) SAME as per # thirteen
Fifthteen (15) same as per # ~~thirteen~~ (13)
Sixteen (16)
Seventeen (17)

EIGHTEEN (18) to TWENTY-three (23) VIA AMTRAK
Mr John Jennings Crapo
TO ~~AMT~~ TAMPA FL
~~Via~~ from Boston Massachusetts

Twenty-Four (24) to Twenty-NINE (29) same as per ~~[illegible]~~ exhibit # Eighteen (18)

#30#

#one (01) of 29—

10/18/03 SAT 11:29 FAX KINKOS GOVERNMENT CENTER 001

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	4435
CONNECTION TEL	17706045403
CONNECTION ID	
ST. TIME	10/18 11:28
USAGE T	01'04
PGS.	3
RESULT	OK

10/18/03 SAT 11:26 FAX 6179759030 Kinkos Government Center 001

PAID

****
*** ERROR TX REPORT ***
****

TX FUNCTION WAS NOT COMPLETED

TX/RX NO	3980
CONNECTION TEL	17706045403
SUBADDRESS	
CONNECTION ID	
ST. TIME	10/18 11:25
USAGE T	00'42
PGS.	1
RESULT	NG
	1 #001

10/18/03 SAT 11:1 KINKOS GOVERNMENT CENTER 001

PAID

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	4434
CONNECTION TEL	17706045403
CONNECTION ID	
ST. TIME	10/18 11:11
USAGE T	01'20
PGS.	3

Fax Cover Sheet

kinko's

Government Center
2 Center Plaza
Boston, MA 02108
Tel: (617) 973-9000
Fax: (617) 973-9030

#TWO(02)OF 29 -

Date: Oct 18 2003

To: Honorably Mr BRYAN D LANGTON Hon BD CHAIRPERSON and Corp. President.

Company: HOLIDAY INN WORLD WIDE

Fax: 770 604-5403

From: Mr John J. CRAPO Pro Se, AA, ABE

Company: None

~~Tel:~~ I'm Homeless - No phone

Number of pages including this one: Three (3)

Comme[redacted]on. Mr LANGTON

I call to your attention my message which accompanies this fax cover sheet

Sincerely and HASTILY

John J. Crapo Pro Se

#three(03)of 29-

Fax Cover Sheet

kinko's

Government Center
2 Center Plaza
Boston, MA 02108
Tel: (617) 973-9000
Fax: (617) 973-9030

Date: 18 Oct 2003 The Honourables

To: MR THOMAS OLIVER, CHF Executive OFCR
or MR MICHAEL A LEVEN, CHF OPERATING OFCR

Company: HOLIDAY INN WORLD WIDE
3 RAVINIA DRIVE # 2900 ATLANTA GA 30346-2149

Fax: 770-604-5403

From: John J. CRAPO ProSe, AA, ABE
PO Box 400151 CAMBRIDGE MA
~~Company:~~ 02140-0002

Tel: None

Number of pages including this one: three (03)

Comments:
to Write This I can't get
other things Done which
I Need to DO
I call to your attention
on my letter attached
accompanying this
Fax Cover Sheet AND
Respectfully I ASK
for a Reply as SOON as
possible to me at my
Post office Box
ADDRESS. I AM
Homeless. to p. one (01)

Mr John J. CRAPO, PRO SE, AA, ABE
PO Box 400151
CAMBRIDGE MA 02140-0002

18 Oct 2003

Fax to Holiday INN
Worldwide
3 RAVINIA DRIVE #2900
ATLANTA GA 30346-2143
Fax # 770-604-5403
Attn Please
MR THOMAS OLIVER
CORPORATION chief Executive OFCR
or IN HIS ABSENCE please
MR MICHAEL LEVEN Corporation
chief operating OFCR

MY Confirmation #
67117569

Dear Misters Leven or OLIVER
I've reservation at TAMPA FLORIDA Nights of 29 and 30 October 2003
The person I spoke to you all via Holiday INN 5 BLOSSOM strt Boston MA DIDN't give me The address I Need street/Avenue/Boulevard, etc and number of it at TAMPA FLORIDA Please

More

John J. Crapo to Holiday INN Worldwide

I've FATIGUE, SCHIZOPHRENIA, GLAUCOMA, Cervical arthritis (I ache all over), and I've many other troubles. I'm age 66 years old

I've anxiety without the complete address AND I Worry right Now

please have the address sent to me at my PO Box address - as soon as possible via the United States Post office ("US Postal Service")

Sincerely and Hastily

John J. Crapo

John J. CRAPO
Pro Se, Non LWYR,
Non M.S. IN S.S.
etcetera

JJC/jjc

Six (06) OF 29
JOHN J. CRAPO, PRO SE


HARMONY
SNACKS
TROPICAL TRAIL MIX
$.99
N 2256
596841
MAR 04
3 12
NET WT 113 g (4 oz)

#Seven (07) of 29-

John J. CRAPO. Pro Se



Ingredients: Raisins, I
Chips (Bananas, Coconut
Turbinado Sugar, Artifici
Sunflower Seeds, Papay
Sugar, Artificial Color (Ye
and/or #6)), Pineapple (P
Sugar, Malic Acid), Coco
Sulfur Dioxide added as
preservative.

ALLERGEN INFORM
This product is packaged
equipment with peanuts
other nut meats.

USE BY
01JUN04

0 75099 2362

MANUFACTURED BY
HARMONY FOODS CORPORA
SANTA CRUZ, CA 9506

www.harmonyfoods.con

JJC/jjc

Nutrition Facts

Serving Size 1/4 Cup (42 g)
Servings per Container About 3

Amount Per Serving	
Calories 160 Calories from Fat 60	
	% Daily Value*
Total Fat 7 g	10%
Saturated Fat 4.5 g	23%
Cholesterol 0 mg	0%
Sodium 5 mg	0%
Total Carbohydrate 27 g	9%
Dietary Fiber 3 g	11%
Sugars 19 g	
Protein 3 g	

Vitamin A 2% • Vitamin C 10%
Calcium 2% • Iron 4%

* Percent Daily Values are based on a 2,000 calorie diet. Your daily values may be higher or lower depending on your calorie needs:

		Calories: 2,000	2,500
Total Fat	Less than	65 g	80 g
Sat Fat	Less than	20 g	25 g
Cholesterol	Less than	300 mg	300 mg
Sodium	Less than	2,400 mg	2,400 mg
Total Carbohydrate		300 g	375 g
Dietary Fiber		25 g	30 g

G-2165

John J. CRAPO. Pro Se

#EIGHT (08) OF 29

John J. CRAPO, pro se



Ingredients: Raisins, Banana Chips (Bananas, Coconut Oil, Turbinado Sugar, Artificial Flavor), Sunflower Seeds, Papaya (Papaya, Sugar, Artificial Color (Yellow #5 and/or #6)), Pineapple (Pineapple, Sugar, Malic Acid), Coconut, with Sulfur Dioxide added as a preservative.

ALLERGEN INFORMATION: This product is packaged on shared equipment with peanuts and/or other nut meats.

USE BY
01JUN04

0 75099 23622 7

MANUFACTURED BY
HARMONY FOODS CORPORATION
SANTA CRUZ, CA 95060

www.harmonyfoods.com

John J. CRAPO, pro se

JJC/jjc

rition Facts
Size 1/4 Cup (42 g)
per Container About 3

Per Serving	
s 160 Calories from Fat 60	
	% Daily Value*
Fat 7 g	**10%**
ted Fat 4.5 g	**23%**
terol 0 mg	**0%**
n 5 mg	**0%**
Carbohydrate 27 g	**9%**
Fiber 3 g	**11%**
19 g	
3 g	
A 2% • Vitamin C 10%	
2% • Iron 4%	

aily Values are based on a 2,000 Your daily values may be higher pending on your calorie needs:

	Calories:	2,000	2,500
	Less than	65 g	80 g
	Less than	20 g	25 g
l	Less than	300 mg	300 mg
	Less than	2,400 mg	2,400 mg
ohydrate		300 g	375 g
Fiber		25 g	30 g

#NINE (09) OF 29-

John J. CRAPO, Pro Se



Ingredients: Raisins, Banana Chips (Bananas, Coconut Oil, Turbinado Sugar, Artificial Flavor), Sunflower Seeds, Papaya (Papaya, Sugar, Artificial Color (Yellow # and/or #6)), Pineapple (Pineapple, Sugar, Malic Acid), Coconut, with Sulfur Dioxide added as a preservative.

ALLERGEN INFORMATION:
This product is packaged on shared equipment with peanuts and/or other nut meats.

USE BY
01JUN04

0 75099 23622 7

MANUFACTURED BY
HARMONY FOODS CORPORATION
SANTA CRUZ, CA 95060

www.harmonyfoods.com

John J. CRAPO, Pro Se

JJC///JC

rition Facts

Size 1/4 Cup (42 g)
per Container About 3

er Serving	
160 Calories from Fat 60	
	% Daily Value*
7 g	**10%**
ted Fat 4.5 g	**23%**
terol 0 mg	**0%**
5 mg	**0%**
arbohydrate 27 g	**9%**
Fiber 3 g	**11%**
19 g	
3 g	
2% • Vitamin C 10%	
2% • Iron 4%	

aily Values are based on a 2,000 Your daily values may be higher pending on your calorie needs:

	Calories:	2,000	2,500
	Less than	65 g	80 g
	Less than	20 g	25 g
l	Less than	300 mg	300 mg
	Less than	2,400 mg	2,400 mg
hydrate		300 g	375 g
iber		25 g	30 g

The Boston Globe

WEDNESDAY, OCTOBER 22, 2003

JJC/jjC

Louise Day Hicks, icon of tumult, dies

John J. CRAPO, PRO SE, AA, ABE

By Mark Feeney
GLOBE STAFF

Louise Day Hicks, who came within 12,000 votes of being elected mayor of Boston in 1967 and earned a national reputation as a symbol of racial divisiveness, died yesterday. She was 87 and suffered from a variety of ailments.

"One of her virtues was courage," said former University of Massachusetts president William M. Bulger, who as a state senator from South Boston during the 1970s was a leading opponent of court-ordered desegregation. "I can only speak in highest praise of Mrs. Hicks. . . . She stood up for her point of view."

"She was a tragic figure," said Paul Parks, a former Boston School Committee chairman and vice president of the Boston NAACP. "She became an object of hate — and she asked for it."

To those who helped elect Mrs. Hicks to three terms each on the School Committee and City Council and one in Congress, she was the one political leader who un-

HICKS, Page F9


PAID

GLOBE STAFF FILE PHOTO/JACK SHEAHAN

City Councilor Louise Day Hicks addressed a rally in 1974 during Boston's contentious school-desegregation era. Then-state senator William M. Bulger is at left.

John J. CRAPO. PRO SE
#TEN (10) OF 29 -

#eleven(11) OF 29 -

87; symbol of racial divide in Boston

Boston Globe Oct 22 2003

City Councilor James Kelly, who has lived down the street from Mrs. Hicks for 30 years and considers her a close friend and political mentor, said they talked about old times last month. "As tough as she was and as courageous as she was, she was also sweet and sentimental and all those things you'd want in a human being," he said.

Mrs. Hicks's conservatism tended to obscure just how remarkable it was to find a woman so politically prominent at that time. She was a member of the National Organization of Women and while in Congress lobbied for passage of the Equal Rights Amendment. In 1976, she was elected the first woman president of the City Council.

Mrs. Hicks was asked once if she disliked campaigning. Her response epitomizes the way her political career managed to combine both past and future views of a woman's role in society. "Oh! Glory, no. It's like being a bride."

Though the thought would doubtless dismay her admirers and detractors, Mrs. Hicks might be seen in certain respects as a feminist ideal: She was a wife, mother, lawyer and an elected official.

One of nine women in her Boston University Law School class of 232, she rose at 4 a.m. to study, attended morning classes, worked in her brother's law office during the afternoon, and returned home to dine with her family and pu


CONCORD
AMERICAN PARTY
NO
FORCED BUSSING

1974 GLOBE STAFF FILE PHOTO

John J. CRAPO, pro se

Louise Day Hicks, a leading opponent of court-ordered desegregation, served three terms each on the School Committee and City Council and one in Congress. Below, City Councilor Hicks at the annual St. Patrick's Day breakfast in 1975 with (from left) City Councilor Raymond L. Flynn, state Senator William M. Bulger, Governor Michael S. Dukakis, and Representative J. Joseph Moakley. JJC / jjC



GLOBE STAFF FILE PHOTO/GEORGE RIZER

#Twelve(12)of 29 -

87; symbol of racial divide in Boston

Boston Globe Oct 22 2003

City Councilor James Kelly, who has lived down the street from Mrs. Hicks for 30 years and considers her a close friend and political mentor, said they talked about old times last month. "As tough as she was and as courageous as she was, she was also sweet and sentimental and all those things you'd want in a human being," he said.

Mrs. Hicks's conservatism tended to obscure just how remarkable it was to find a woman so politically prominent at that time. She was a member of the National Organization of Women and while in Congress lobbied for passage of the Equal Rights Amendment. In 1976, she was elected the first woman president of the City Council.

Mrs. Hicks was asked once if she disliked campaigning. Her response epitomizes the way her political career managed to combine both past and future views of a woman's role in society. "Oh! Glory, no. It's like being a bride."

Though the thought would doubtless dismay her admirers and detractors, Mrs. Hicks might be seen in certain respects as a feminist ideal: She was a wife, mother, lawyer and an elected official.

One of nine women in her Boston University Law School class of 232, she rose at 4 a.m. to study, attended morning classes, worked in her brother's law office during the afternoon, and returned home to dine with her family and pu



AMERICAN PARTY
NO
FORCED BUSSING

1974 GLOBE STAFF FILE PHOTO

John J. Crapo, pro se

Louise Day Hicks, a leading opponent of court-ordered desegregation, served three terms each on the School Committee and City Council and one in Congress. Below, City Councilor Hicks at the annual St. Patrick's Day breakfast in 1975 with (from left) City Councilor Raymond L. Flynn, state Senator William M. Bulger, Governor Michael S. Dukakis, and Representative J. Joseph Moakley. JJC ///C



GLOBE STAFF FILE PHOTO/GEORGE RIZER

Neglect cited in Vermont mental hospital

John J. CRAPO pro se

▶ HOSPITAL
Continued from Page B1

abuse as fully as physical illness. Most remarkably, doctors and consumers seem to agree on the thorniest civil rights question in mental health: Patients in Vermont always have the right to refuse medication, even when they're committed to the hospital.

In his run for president, former governor Howard Dean moved early to stake out the territory of mental health for himself, delivering a speech Sept. 12 that promised "real solutions to the mental health care crisis" and holding up the Vermont system as a model.

But the state's neglected mental hospital shows the limits of the Vermont success story. Last month the hospital lost its right to collect an annual $700,000 in funds from Medicaid and Medicare — a rare sanction that was brought against only one psychiatric hospital in the country last year, of 477 that receive the funds. The small community of mental health activists and providers here found themselves examining the old shared dream that the state hospital would no longer be necessary. In the end, they say, what happened was that the most seriously mentally ill patients had fallen off government's radar.

"It's one of those attempts that never went as far as it should go. It clearly didn't close the hospital," said Ed Paquin, a former legislator who is now director of Vermont Protection and Advocacy, which advocates for mental health consumers. "What was left came off everybody's front burner," Paquin said. "It was not right to forget about it when we did."

In 1995, Governor Dean announced that the state hospital would be closed for good within two years. The red-brick campus was a potent reminder of a past when patients spent days in straitjackets; in a 1990 survey ranking Vermont as having the nation's best state mental health system, the Public Citizen Health Research Group said the state had "designated itself as a national experiment," discharging patients from the hospital "with an enthusiasm bordering on evangelistic fervor." The hospital population had dwindled from 1,300 to an average of 50 patients at any given time.

But in the eight years that have passed, that number has stayed virtually unchanged.

The 50 who are left represent the most seriously ill of Vermont's population, about a third sent for forensic examination after being accused of a crime, and the rest judged suicidal or dangerous. They range from patients with personality disorders who make repeated attempts to hurt themselves to patients who suffer delusions and hallucinations, said Susan Besio, Vermont's commissioner of developmental and mental health services.



GLOBE PHOTO/JAN STURMANN

John J. CRAPO

Mental health head Susan Besio said the hospital's psychiatric technicians were the lowest-paid people in state government.

All are in the hospital against their will. But one right they do have, under Vermont law, is to refuse to take psychiatric medication. Typically, between 10 percent and 20 percent of them, or five to 10 patients, are refusing to take medication, Besio said.

Marsha Kincheloe, who retired from the hospital as director of nursing two years ago and coauthored a history of the hospital, said federal surveyors had always been skeptical of patients' right to refuse medication, but that noncoercion worked well while she was there. During daily activities, staff could gradually gain a person's trust, talking over the resistance to taking drugs. When they changed their minds, Kincheloe said, it marked a sincere effort.

"I really think it's better for patients to choose medication, and that may mean working at it for a year or eight months," she said. "None of us would want to be tackled to the floor and injected with something."

Years of state budgets, anticipating the hospital's closure, channeled money to community services instead. The nursing staff dwindled and the psychiatric technicians, who had increasing authority over the wards, were the lowest-paid people in state government, Besio said.

This summer, in a scathing report, surveyors from the Centers for Medicare and Medicaid Services charged that patients were not receiving treatment of any kind. A surveyor interviewed "Patient D," who appeared "distinctly paranoid." The patient's treatment plan did not include antipsychotic treatment, because the patient had refused medication, but instead included such limited goals as "persuade patient to release old psychiatric information" and "verbalize an understanding that the findings of his neurological evaluations do not support heavy metal poisoning."

Therapy sessions were canceled for lack of interest, as patients paced the halls or sat alone in their bedrooms.

Xenia Williams, a 54-year-old activist and mental health worker who has herself been committed to the hospital several times, said she spent her days at Vermont State Hospital "watching pigeons come and go from the roof of the south rotunda." Other patients did the same, she said. Refusing to participate in group therapy, anger management, or other scheduled activities was "the only way they can assert their human dignity," she said.

Meanwhile, staff often refused to befriend or speak with patients, giving them a sense of profound rejection, she said. "[Staff] would sit there playing cards all day while we wandered around forlornly," she said. "Not surprisingly, I got a command hallucination" — an imagined voice giving orders — "to tip over the card table."

When staff were unable to use medication to control behavior, they used physical restraints, said Paul Poirier, of Vermont Protection and Advocacy. Often, these means were used against the small group of patients refusing medication, typically diagnosed with personality disorders. The woman who hung herself in September was one of these, and had undergone 134 seclusions, restraints, individual supervision, or involuntary medication treatments since Jan. 1, said Poirier, who represented her in grievances against staff.

Besio said she could not comment on the case because of patient confidentiality.

"We prefer not to use involuntary procedures," Besio said. "If something like that occurs around a patient, it's certainly an extreme. It is in no way the norm."

Last week, Vermonters were struggling to square their ideology with the reality that state authorities still need to lock mentally ill people in an institution — and that they will continue to do so indefinitely. Peter Van Vranken, who was Dean's health policy adviser when he was governor, said he "really [doesn't] have an answer" to how the hospital was allowed to deteriorate.

"During the Dean administration, we were focused absolutely on community-based care," Van Vranken said. "We were attempting [to eliminate the state mental hospital entirely], but it just didn't work out that way."

Already, Governor Jim Douglas has included a 21 percent increase in funding for the hospital in the 2004 budget, and numerous staff positions have been added. Advocates have pushed plans to add peer counseling or trauma counseling for patients who, they say, are not now treated for their histories of physical or sexual abuse. In January, federal inspectors will return to determine whether to reinstate Medicaid and Medicare funds.

There has been no talk of challenging the right to refuse medication within the hospital. As an opponent of coercive treatment, Besio said it is strange to find herself defending the existence of a hospital at all.

"We're down to the core where everybody has had their rights abridged," she said. "That's kind of the microcosm of that issue."

But, said one advocate, if there's one lesson to be drawn from this summer's revelations, it's this: Ignoring Vermont State Hospital won't make it go away.

"You can't let something slide just because your goal is pushing you in the other direction," said state Representative Anne Donahue, a Northfield Republican who is a member of the group Vermont Psychiatric Survivors. "We all let it happen."

Ellen Barry can be reached at barry@globe.com.

Part B

Boston GLOBE Boston Globe

WEDNESDAY, OCTOBER 22, 2003

Louise Day Hicks,

John J. CRAPO PROSE PAID

▶ HICKS
Continued from PAGE A1

derstood the deepest beliefs — and fears — of working- and middle-class white Bostonians.

In the culture wars of the 1960s, Mrs. Hicks's supporters felt she represented them as the media and courts and academe did not.

Other elected officials refrained from asking a question she posed almost gleefully: "If the suburbs are honestly interested in solving the problems of the Negro, why don't they build subsidized housing for them?"

"Boston schools," she said, "are a scapegoat for those who have failed to solve the housing, economic, and social problems of the black citizen."

In the face of radical change and racial upheaval, she stood up for white ethnics and the traditional values they professed: home and church, neighborhood and flag. "You know where I stand" was her campaign slogan in the 1967 mayoral race. To admirers, Mrs. Hicks spoke the truth to liberal power in simple declarative sentences.

Yet her slogan's genius lay in how that very simplicity masked the complexities of race and resentment that fed her popularity.

"A large part of my vote probably does come from bigoted people," Mrs. Hicks once told an interviewer. "But, after all, I can hardly go around telling them, 'Don't vote for me if you're bigoted.' The important thing is that I'm not bigoted. To me, that word means all the dreadful Southern segregationist, Jim Crow business that's always shocked and revolted me."

To be sure, Mrs. Hicks's manner owed less to a white supremacist like Orval Faubus than it did to, say, Rose Kennedy.

Mrs. Hicks's almost-exaggerated gentility and slightly inflected diction were lace-curtain Irishness at its daintiest. Her hair was always carefully styled, and she favored flowered hats, white gloves, and blue, pink, or kelly-green dresses. With her small, breathy voice and matronly carriage, she gave the impression of being more at home at a sodality meeting than a political rally.

Even so, her detractors never doubted that Mrs. Hicks did indeed have much in common with that "Jim Crow business." Her use of the word "business" in such a context exemplifies what The Reporter magazine called her penchant for "conscience-soothing euphemisms."

Mrs. Hicks never indulged in racist invective or the overtly inflammatory rhetoric of a George Wallace. She didn't have to. "Neighborhood schools for neighborhood children," her political mantra in the '60s, or a phrase like "civil rights infiltrators" was considered racial code easily translated by even the most politically naive.

No less than her supporters, Mrs. Hicks's opponents felt they knew where she stood. James Farmer of the Congress of Racial Equality called her "the Bull Connor of Boston," a reference to the brutally racist police commissioner of Birmingham, Ala. A fellow School Committee member said in 1965, "She wants [racial] peace the way I want a heart attack."

The prospect of her winning City Hall moved the Globe to make its first political endorsement in 72 years and back Kevin White in the mayor's race.

Racial resentment both fueled Mrs. Hicks's electoral success and limited it. Running for reelection to the School Committee in 1963, she received a record 74 percent of the vote. She also topped the ticket running for reelection in 1965 and for the City Council in 1969, 1973, and 1975.

Yet Mrs. Hicks never won a two-person race. She unsuccessfully sought the Democratic nomination for state treasurer in 1964. There were her two mayoral losses to White, in 1967 and again in 1971. She was defeated for Suffolk County register of deeds in 1976. In 1970, in a 12-person race, she won the Democratic nomination to the 9th Congressional District seat, which was tantamount to election in that Democratic stronghold. Yet two years later she was defeated by J. Joseph Moakley, who ran as an independent (before resuming his Democratic affiliation).

By the mid-1970s and the controversy over court-ordered desegregation in the Boston schools, Mrs. Hicks's popularity began to decline. Though she was president of Restore Our Alienated Rights, the best-known antibusing organization, more outspoken members, such as Elvira Pixie Palladino, came to dominate the debate. Mrs. Hicks was narrowly defeated for reelection in 1977. She returned to the council in 1979, however, filling a vacancy. Eleven months later, her reelection bid failed by some 400 votes. It was her last race for electoral office.

White appointed her to the Boston Retirement Board, and she served there from 1980 to 1982.

Mrs. Hicks, who was troubled by poor health in her last two decades, disappeared from the political arena.

Parks said yesterday he'd occasionally see her at the Massachusetts Land Court, and she'd offer a cheery hello. Bulger recalled how Mrs. Hicks would invite him to the Mass she had said at her home each Christmas season. "She was very deliberate about getting out of the public eye," he said.

Boston GlOBE

WEDNESDAY, OCTOBER 22, 2003

Boston Globe

FOURTEEN (14) OF 79 - Louise Day Hicks,

John J. CRAPO PRO SE

PAID

▶ HICKS

Continued from PAGE A1

derstood the deepest beliefs — and fears — of working- and middle-class white Bostonians.

In the culture wars of the 1960s, Mrs. Hicks's supporters felt she represented them as the media and courts and academe did not. JJC/jjc

Other elected officials refrained from asking a question she posed almost gleefully: "If the suburbs are honestly interested in solving the problems of the Negro, why don't they build subsidized housing for them?"

"Boston schools," she said, "are a scapegoat for those who have failed to solve the housing, economic, and social problems of the black citizen."

In the face of radical change and racial upheaval, she stood up for white ethnics and the traditional values they professed: home and church, neighborhood and flag. "You know where I stand" was her campaign slogan in the 1967 mayoral race. To admirers, Mrs. Hicks spoke the truth to liberal power in simple declarative sentences.

Yet her slogan's genius lay in how that very simplicity masked the complexities of race and resentment that fed her popularity.

"A large part of my vote probably does come from bigoted people," Mrs. Hicks once told an interviewer. "But, after all, I can hardly go around telling them, 'Don't vote for me if you're bigoted.' The important thing is that I'm not bigoted. To me, that word means all the dreadful Southern segregationist, Jim Crow business that's always shocked and revolted me."

To be sure, Mrs. Hicks's manner owed less to a white supremacist like Orval Faubus than it did to, say, Rose Kennedy.

Mrs. Hicks's almost-exaggerated gentility and slightly inflated diction were lace-curtain Irishness at its daintiest. Her hair was always carefully styled, and she favored flowered hats, white gloves, and blue, pink, or kelly-green dresses. With her small, breathy voice and matronly carriage, she gave the impression of being more at home at a sodality meeting than a political rally.

Even so, her detractors never doubted that Mrs. Hicks did indeed have much in common with that "Jim Crow business." Her use of the word "business" in such a context exemplifies what The Reporter magazine called her penchant for "conscience-soothing euphemisms."

Mrs. Hicks never indulged in racist invective or the overtly inflammatory rhetoric of a George Wallace. She didn't have to. "Neighborhood schools for neighborhood children," her political mantra in the '60s, or a phrase like "civil rights infiltrators" was considered racial code easily translated by even the most politically naive.

No less than her supporters, Mrs. Hicks's opponents felt they knew where she stood. James Farmer of the Congress of Racial Equality called her "the Bull Connor of Boston," a reference to the brutally racist police commissioner of Birmingham, Ala. A fellow School Committee member said in 1965, "She wants [racial] peace the way I want a heart attack."

The prospect of her winning City Hall moved the Globe to make its first political endorsement in 72 years and back Kevin White in the mayor's race.

Racial resentment both fueled Mrs. Hicks's electoral success and limited it. Running for reelection to the School Committee in 1963, she received a record 74 percent of the vote. She also topped the ticket running for reelection in 1965 and for the City Council in 1969, 1973, and 1975.

Yet Mrs. Hicks never won a two-person race. She unsuccessfully sought the Democratic nomination for state treasurer in 1964. There were her two mayoral losses to White, in 1967 and again in 1971. She was defeated for Suffolk County register of deeds in 1976. In 1970, in a 12-person race, she won the Democratic nomination to the 9th Congressional District seat, which was tantamount to election in that Democratic stronghold. Yet two years later she was defeated by J. Joseph Moakley, who ran as an independent (before resuming his Democratic affiliation).

By the mid-1970s and the controversy over court-ordered desegregation in the Boston schools, Mrs. Hicks's popularity began to decline. Though she was president of Restore Our Alienated Rights, the best-known antibusing organization, more outspoken members, such as Elvira Pixie Palladino, came to dominate the debate. Mrs. Hicks was narrowly defeated for reelection in 1977. She returned to the council in 1979, however, filling a vacancy. Eleven months later, her reelection bid failed by some 400 votes. It was her last race for electoral office.

White appointed her to the Boston Retirement Board, and she served there from 1980 to 1982.

Mrs. Hicks, who was troubled by poor health in her last two decades, disappeared from the political arena.

Parks said yesterday he'd occasionally see her at the Massachusetts Land Court, and she'd offer a cheery hello. Bulger recalled how Mrs. Hicks would invite him to the Mass she had said at her home each Christmas season. "She was very deliberate about getting out of the public eye," he said.

Boston Globe 22 Oct 2003
John J. CRAPO, Pro Se
#Fifteen (15) of 29

her two sons to bed.

"I wear a skirt with pride and dignity, but I've never hidden behind it, which is more than some men can say," she told The Boston Herald in 1975. "My father must have been the creator of women's lib because he felt there were no limitations to what I could do or to the opportunities I should be exposed to."

Anna Louise Day was born in Boston on Oct. 16, 1916, the daughter of William J. Day and Anna L. (McCarron) Day. Mrs. Hicks described her father as "the greatest influence in my life" and "my first and only hero."

A highly successful lawyer and special justice of the South Boston District Court, he was a figure of great influence in the city (Day Boulevard, in South Boston, is named for him), and much of Mrs. Hicks's initial political success derived from his popularity.

In addition to their daughter, the Days had three sons. The family lived in an 18-room house on Columbia Road in South Boston. Mrs. Hicks lived there all her life.

(A 2001 lawsuit filed by her sister-in-law, Rita Day, charged that Mrs. Hicks deceived her brother Paul Day into signing over his interest in the property a few months before his death, in January 2001. The suit is pending.)

Mrs. Hicks was educated in parochial schools, attended Simmons College for a year, and received a teacher's certificate from Wheelock College. After teaching first grade in Brookline for two years, she worked in her father's law office and married John E. Hicks in 1942. (Hicks died, of cancer, in 1968.)

PAID

PAID

Mrs. Hicks was at her father's deathbed in 1950 and resolved to follow in his footsteps. She briefly attended Boston College Law School and, after earning a bachelor's degree from BU's School of Education in 1952, she earned a law degree from BU in 1955.

Her two best friends in law school were a Jewish student from Newburyport and a black student from North Carolina. "One time the three of us said a novena together," Mrs. Hicks recalled in a 1967 Life magazine interview. "They were both praying to find a husband, and I was praying to pass the bar exam. All three of us got what we wanted."

Mrs. Hicks established a law firm, Hicks & Day, with her brother, and in 1961 ran for the School Committee. Presenting herself as a reform candidate, she pledged "to take politics out of the School Committee." Her campaign slogan was "The only mother on the ballot." (Left unsaid was the fact her sons were in parochial school).

Through much of her first term, Mrs. Hicks earned a reputation for seriousness and moderation on a panel little known for either. She was elected chairwoman in January 1963 and seemed likely to receive the endorsement of the leading reform group, Citizens for Boston Public Schools.

All that changed in June, however, when the Boston chapter of the NAACP demanded "an immediate public acknowledgment of the existence of *de facto* segregation in the Boston Public School system."

The numbers were never in dispute — 13 city schools were at least 90 percent black — but the language was. The committee rejected use of the word "segregation" in any statement. Compromise wording was finally agreed on, only to have Mrs. Hicks reject it at the last minute. She later said a version leaked to the press differed from the one she had consented to. NAACP leaders contended she withdrew from the agreement once she realized it threatened her popularity with white voters.

Whatever the reason, Mrs. Hick's career was transformed. Within months, she was the most popular politician in Boston. She was also the most controversial and famous. By 1965, she was seeking a gun permit and had two police bodyguards assigned to her around the clock. By 1967, she was on the cover of Newsweek.

"In every one of the major cities," Mrs. Hicks said, "the civil rights leaders have found a scapegoat. If it has to be me, so be it. My conscience is clear."

She leaves her son William D.. Funeral plans are pending.

JJC/
jjc

Boston Globe 22 Oct 2003
John J. CRAPO, Pro Se

her two sons to bed.

"I wear a skirt with pride and dignity, but I've never hidden behind it, which is more than some men can say," she told The Boston Herald in 1975. "My father must have been the creator of women's lib because he felt there were no limitations to what I could do or to the opportunities I should be exposed to."

Anna Louise Day was born in Boston on Oct. 16, 1916, the daughter of William J. Day and Anna L. (McCarron) Day. Mrs. Hicks described her father as "the greatest influence in my life" and "my first and only hero."

A highly successful lawyer and special justice of the South Boston District Court, he was a figure of great influence in the city (Day Boulevard, in South Boston, is named for him), and much of Mrs. Hicks's initial political success derived from his popularity.

In addition to their daughter, the Days had three sons. The family lived in an 18-room house on Columbia Road in South Boston. Mrs. Hicks lived there all her life.

(A 2001 lawsuit filed by her sister-in-law, Rita Day, charged that Mrs. Hicks deceived her brother Paul Day into signing over his interest in the property a few months before his death, in January 2001. The suit is pending.)

Mrs. Hicks was educated in parochial schools, attended Simmons College for a year, and received a teacher's certificate from Wheelock College. After teaching first grade in Brookline for two years, she worked in her father's law office and married John E.

#Sixteen (16) of

Hicks in 1942. (Hicks died, of cancer, in 1968.)

Mrs. Hicks was at her father's deathbed in 1950 and resolved to follow in his footsteps. She briefly attended Boston College Law School and, after earning a bachelor's degree from BU's School of Education in 1952, she earned a law degree from BU in 1955.

Her two best friends in law school were a Jewish student from Newburyport and a black student from North Carolina. "One time the three of us said a novena together," Mrs. Hicks recalled in a 1967 Life magazine interview. "They were both praying to find a husband, and I was praying to pass the bar exam. All three of us got what we wanted."

Mrs. Hicks established a law firm, Hicks & Day, with her brother, and in 1961 ran for the School Committee. Presenting herself as a reform candidate, she pledged "to take politics out of the School Committee." Her campaign slogan was "The only mother on the ballot." (Left unsaid was the fact her sons were in parochial school).

Through much of her first term, Mrs. Hicks earned a reputation for seriousness and moderation on a panel little known for either. She was elected chairwoman in January 1963 and seemed likely to receive the endorsement of the leading reform group, Citizens for Boston Public Schools.

All that changed in June, however, when the Boston chapter of the NAACP demanded "an immediate public acknowledgment of the existence of *de facto* segregation in the Boston Public School system."

The numbers were never in dispute — 13 city schools were at least 90 percent black — but the language was. The committee rejected use of the word "segregation" in any statement. Compromise wording was finally agreed on, only to have Mrs. Hicks reject it at the last minute. She later said a version leaked to the press differed from the one she had consented to. NAACP leaders contended she withdrew from the agreement once she realized it threatened her popularity with white voters.

Whatever the reason, Hick's career was transfor
Within months, she was the
popular politician in Bostor
was also the most controv
and famous. By 1965, sh
seeking a gun permit and ha
police bodyguards assigned
around the clock. By 196
was on the cover of Newswe

"In every one of the
cities," Mrs. Hicks said, "th
rights leaders have found a
goat. If it has to be me, so be
conscience is clear."

She leaves her son Willia
Funeral plans are pendi

JJC/
jjc

Boston Globe 22 Oct 2003
John J. CRAPO, Pro Se

her two sons to bed.

"I wear a skirt with pride and dignity, but I've never hidden behind it, which is more than some men can say," she told The Boston Herald in 1975. "My father must have been the creator of women's lib because he felt there were no limitations to what I could do or to the opportunities I should be exposed to."

Anna Louise Day was born in Boston on Oct. 16, 1916, the daughter of William J. Day and Anna L. ([illegible]ron) Day. Mrs. Hicks described her father as "the greatest influence in my life" and "my first and only hero."

A highly successful lawyer and special justice of the South Boston District Court, he was a figure of great influence in the city (Day Boulevard, in South Boston, is named for him), and much of Mrs. Hicks's initial political success derived from his popularity.

In addition to their daughter, the Days had three sons. The family lived in an 18-room house on Columbia Road in South Boston. Mrs. Hicks lived there all her life.

(A 2001 lawsuit filed by her sister-in-law, Rita Day, charged that Mrs. Hicks deceived her brother Paul Day into signing over his interest in the property a few months before his death, in January 2001. The suit is pending.)

Mrs. Hicks was educated in parochial schools, attended Simmons College for a year, and received a teacher's certificate from Wheelock College. After teaching first grade in Brookline for two years, she worked in her father's law office and married John E.

#Seventeen 1/17/0F 29-

Hicks in 1942. (Hicks died of cancer, in 1968.)

Mrs. Hicks was at her father's deathbed in 1950 and resolved to follow in his footsteps. She briefly attended Boston College Law School and, after earning a bachelor's degree from BU's School of Education in 1952, she earned a law degree from BU in 1955.

Her two best friends in law school were a Jewish student from Newburyport and a black student from North Carolina. "One time the three of us said a novena together," Mrs. Hicks recalled in a 1967 Life magazine interview. "They were both praying to find a husband, and I was praying to pass the bar exam. All three of us got what we wanted."

Mrs. Hicks established a law firm, Hicks & Day, with her brother, and in 1961 ran for the School Committee. Presenting herself as a reform candidate, she pledged "to take politics out of the School Committee." Her campaign slogan was "The only mother on the ballot." (Left unsaid was the fact her sons were in parochial school).

Through much of her first term, Mrs. Hicks earned a reputation for seriousness and moderation on a panel little known for either. She was elected chairwoman in January 1963 and seemed likely to receive the endorsement of the leading reform group, Citizens for Boston Public Schools.

All that changed in June, however, when the Boston chapter of the NAACP demanded "an immediate public acknowledgment of the existence of *de facto* segregation in the Boston Public School system."

The numbers were never in dispute — 13 city schools were at least 90 percent black — but the language was. The committee rejected use of the word "segregation" in any statement. Compromise wording was finally agreed on, only to have Mrs. Hicks reject it at the last minute. She later said a version leaked to the press differed from the one she had consented to. NAACP leaders contended she withdrew from the agreement once she realized it threatened her popularity with white voters.

Whatever the reason, Mrs. Hick's career was transformed. Within months, she was the most popular politician in Boston. She was also the most controversial and famous. By 1965, she was seeking a gun permit and had two police bodyguards assigned to her around the clock. By 1967, she was on the cover of Newsweek.

"In every one of the major cities," Mrs. Hicks said, "the civil rights leaders have found a scapegoat. If it has to be me, so be it. My conscience is clear."

She leaves her son William D.. Funeral plans are pending.

JJC/
jjc

#EIGHTEEN (18) OF 29 –

AMTRAK

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X John Jennings Crapo pro se

B Ticket Coupon of		C
01 03	ORL	
Date of Issue	Place of Issue	Res. #
03OCT03	BOS	10354F

Name of Passenger
CRAPO/JOHN

Riders 1 | Type Rider 1E | Status OK
Carrier 2V | Train 1

From BOSTON SOU STA,MA
To NEW YORK PENN,NY

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Total Charge CJ $324.00

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09740298697 3

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TKT NO – DO NOT MARK OR STAMP IN WHITE AREA

AMTRAK

Riders 1
Name of Passenger CRAPO/JOHN
From BOSTON SOU STA,MA
To NEW YORK PENN,NY
Carrier 2V
Accom U | Space/Car UNRESERVED
Form of Payment CT
Rail Fare $85.00
Accom Charge $239.00
Total CJ $324.00
Fare Plans DOF1
Ticket No. 2760578303841
No. of 01 03
Date 03OCT03
Res. 10354F
Baggage

PASSENGER RECEIPT

John J. CRAPO. Pro Se
#NINETEEN (19) OF 29 -

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Name of Passenger: CRAPO/JOHN

	Riders	Type Rider		Status
	Carrier	Train 1	1 Date	Time OK
From NEW YORK PENN, NY	2V	97	28OCT03	0701P
To ORLANDO, FL				

Not Valid Before/After: 28OCT/24APR04 Accom. VB 07/9710

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Rail Fare		Pricing Pts	BOS-NVP-ORL-TPA	P451
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AMTRAK — PASSENGER RECEIPT

Riders 1 Baggage

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From: NEW YORK PENN, NY

To: ORLANDO, FL

Carrier	Train	Space/Car	Date
2V	97		28OCT03

Accom: VB 07/9710

Form of Payment: OT

Rail Fare	$.00	Accom Charge	$.00
Fare Plans	CJ	Total	$324.00

DOF1

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Date: 03OCT03 PASSENGER RECEIPT 10354F

John J. CRAPO, pro se
#Twenty-one (21) of 29-

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Summary of Conditions of Contract: This ticket is valid for carriage or refund for twelve months after date of issue unless otherwise specified. This ticket is a contract of carriage between Amtrak and the ticket holder which is subject to specific terms and conditions. Those terms and conditions are available for inspection at Amtrak ticket counters or on the Amtrak Web site at www.Amtrak.com, or may be requested by calling 1-800-USA-RAIL. **Tickets sold for a non-Amtrak service are subject to the tariffs of the providing carrier.**

#twenty-two (22) of 29 -

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Date of Issue: 03OCT03 | Place of Issue: BOS | Res. #: 10354F

Name of Passenger | Riders | Type Rider | Status

From: CRAPO/JOHN | Carrier: 2V | Train: 1 6097 | 1E | Date: 29OCT03 | Time: OK 0430P

To: ORLANDO, FL

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Pricing Pts: BOS-NYP-ORL-TPA

09740298699 5

[redacted]

NRPT 97 | STOCK CONTROL NO. | TKT NO – DO NOT MARK OR STAMP IN WHITE AREA

Riders: 1 | **AMTRAK** | Baggage

Name of Passenger: CRAPO/JOHN

From: ORLANDO, FL

To: TAMPA, FL

Carrier: 2V | Train: 6097 | Date: 29OCT03

Accom: T | THRUWAY BUS

Form of Payment

Rail: 01 | $.00 | Accom Charge: $.00

Fare Plans: DOF1 | CJ | Total: $324.00

Ticket Number: 2760578303866 | No. 03 of 03

03OCT03 | PASSENGER RECEIPT | 10354F

#twenty-three (23) of 29 -
John J. CRAPO, pro se

AMTRAK®

Amtrak is a registered service mark of the National Railroad Passenger Corporation.

Reservation
Cancellation Code

Passenger Receipt

This ticket is void if passenger receipt and ticket are detached

Make your travel experience on Amtrak® more rewarding.

Postal M.O.
06245 P 6693

Enroll in Amtrak Guest Rewards® to earn points for free travel and other exciting rewards. Enroll online at www.amtrak.com.

AMTRAK guest rewards®

Visit www.amtrak.com today!

Make your reservations online where lower fares may be available.

Summary of Conditions of Contract: This ticket is valid for carriage or refund for twelve months after date of issue unless otherwise specified. This ticket is a contract of carriage between Amtrak and the ticket holder which is subject to specific terms and conditions. Those terms and conditions are available for inspection at Amtrak ticket counters or on the Amtrak Web site at www.Amtrak.com, or may be requested by calling 1-800-USA-RAIL. **Tickets sold for a non-Amtrak service are subject to the tariffs of the providing carrier.**

#Twenty-Four (24) of 29

AMTRAK

I acknowledge receipt of ticket(s) and agree to accept billing to the credit card identified below.

X John Jennings Crapo, Pro Se, Non Lwyr

B	Ticket Coupon 01 of 03	NYP	C
Date of Issue 03OCT03	Place of Issue BOS	Res. # 10354F	

Name of Passenger: CRAPO/JOHN

Riders 1 | Type Rider 1E | Status OK

From: TAMPA, FL

To: ORLANDO, FL

Carrier 2V | Train 6098 | Date 31OCT03 | Time 0940A

Endorsement/Restrictions | Not Valid Before/After 31OCT/27APR04 | Accom T | THRUWAY BUS

SENIOR CITIZEN - ID REQUIRED

VALID PHOTO ID REQUIRED

ONE-WAY SPECIAL FARE -- NO STOPOVERS

NONREFNDBL ONCE TRVL BEGINS/FEE FOR EXCH OR REF

XV R7.00

Form of Payment: OT

Rail Fare	$85.00
Accom Charge	$239.00
Total Charge	CJ $324.00

Fare Plans: DOF1

Pricing Pts: TPA-ORL-NVP-BOS

Tkt. Ptr.: P451

09740298700 6

RPT 97 STOCK CONTROL NO.

TKT NO – DO NOT MARK OR STAMP IN WHITE AREA

AMTRAK — PASSENGER RECEIPT

Riders 1 | Baggage

Name of Passenger: CRAPO/JOHN

From: TAMPA, FL

To: ORLANDO, FL

Carrier 2V | Train 6098 | Date 31OCT03

Accom T | THRUWAY BUS

Form of Payment: OT

Rail Fare $85.00 | Accom Charge $239.00

Total CJ $324.00

Fare Plans DOF1

Ticket Number 2760578303874 | No. 01 of 03

030CT03 | Reservation 10354F

#twenty. Five (25) OF 29 –
John J. CRAPO, pro se

[redacted]

AMTRAK®

Reservation
Cancellation Code

Amtrak is a registered service mark of the National Railroad Passenger Corporation.

Passenger Receipt

This ticket is void if passenger receipt and ticket are detached

Make your travel experience on Amtrak® more rewarding.

Enroll in Amtrak Guest Rewards® to earn points for free travel and other exciting rewards. Enroll online at www.amtrak.com.

AMTRAK guest rewards®

Visit www.amtrak.com today!

Make your reservations online where lower fares may be available.

Summary of Conditions of Contract: This ticket is valid for carriage or refund for twelve months after date of issue unless otherwise specified. This ticket is a contract of carriage between Amtrak and the ticket holder which is subject to specific terms and conditions. Those terms and conditions are available for inspection at Amtrak ticket counters or on the Amtrak Web site at www.Amtrak.com, or may be requested by calling 1-800-USA-RAIL. **Tickets sold for a non-Amtrak service are subject to the tariffs of the providing carrier.**

Amtrak and Amtrak Guest Rewards are registered service marks of the National Railroad Passenger Corporation.

#twenty-six (26) OF 29-

AMTRAK

I acknowledge receipt of ticket(s) and agree to accept billing on the credit card identified below.

x John J. Crapo, Pro SE Non LLB, Non M.S. IN S.S.

B	
Ticket Coupon of	02 03
Date of Issue	03OCT03
Place of Issue	BOS
C	
Res. #	10354F
Name of Passenger	CRAPO/JOHN
From	ORLANDO, FL
To	NEW YORK PENN, NY
Riders	
Type Rider	1E
Carrier	2V
Train	98
Date	31OCT03
Status	OK
Time	1221P
Not Valid Before/After	31OCT/27APR04
Accom	VB
	07/981

Endorsement/Restrictions

SENIOR CITIZEN - ID REQUIRED
VALID PHOTO ID REQUIRED
ONE-WAY SPECIAL FARE -- NO STOPOVERS
NONREFNDBL ONCE TRVL BEGINS/FEE FOR EXCH OR REF

XV R66-30 A230-00

Form of Payment	
Rail Fare	$.00
Accom Charge	$.00
Total Charge	CJ $324.00
Fare Plans	DOF1
Pricing Pts	TPA-ORL-NYP-BOS
Tkt. Ptr.	P451

09740298701 0

NRPT 97 STOCK CONTROL NO. TKT NO - DO NOT MARK OR STAMP IN WHITE AREA

AMTRAK PASSENGER RECEIPT

Riders	1
Baggage	
Name of Passenger	CRAPO/JOHN
From	ORLANDO, FL
To	NEW YORK PENN, NY
Carrier	2V
Train	98
Date	31OCT03
Accom	VB
	07/9811
Form of Payment	
Rail Fare	$.00
Accom Charge	$.00
Total	CJ $324.00
Fare Plans	DOF1
Ticket Number	2760578303882
No. of	02 03
Date	03OCT03
Reservation	10354F

twenty-seven (27) of 29 –
John J. CRAPO, pro Se

[redacted]

AMTRAK®

Reservation
Cancellation Code

Amtrak is a registered service mark of the National Railroad Passenger Corporation.

Passenger Receipt

This ticket is void if passenger receipt and ticket are detached

Make your travel experience
on Amtrak® more rewarding.

Postal Money Order 0624519 6693

Enroll in Amtrak Guest Rewards® to earn points for free travel and other exciting rewards. Enroll online at www.amtrak.com.

AMTRAK guest rewards®

Visit www.amtrak.com today!

Make your reservations online where lower fares may be available.

Summary of Conditions of Contract: This ticket is valid for carriage or refund for twelve months after date of issue unless otherwise specified. This ticket is a contract of carriage between Amtrak and the ticket holder which is subject to specific terms and conditions. Those terms and conditions are available for inspection at Amtrak ticket counters or on the Amtrak Web site at www.Amtrak.com, or may be requested by calling 1-800-USA-RAIL. **Tickets sold for a non-Amtrak service are subject to the tariffs of the providing carrier.**

Amtrak and Amtrak Guest Rewards are registered service marks of the National Railroad Passenger Corporation.

#Twenty-Eight (28) of 29 -

AMTRAK

B Ticket Coupon 03 of 03 C

I acknowledge receipt of ticket(s) and agree to accept billing to the credit card identified below.

X John J Crapo, pro se NMLLB,

Date of Issue 03OCT03 | Place of Issue BOS | Res. # 10354F

Name of Passenger CRAPO/JOHN

From NEW YORK PENN, NY

To BOSTON SOU STA, MA

Carrier 2V | Train 1 | Riders 1 | Type Rider E | Status OK

Not Valid Before/After 31OCT/27APR04 | Accom U | Space/Car UNRESERVED

Endorsement/Restrictions

SENIOR CITIZEN - ID REQUIRED

VALID PHOTO ID REQUIRED

ONE-WAY SPECIAL FARE -- NO STOPOVERS

NONREFNDBL ONCE TRVL BEGINS/FEE FOR EXCH OR REF

XV R20.71

Form of Payment OT

Rail Fare | Fare Plans DOF1 | Tkt. Ptr.

Accom Charge $.00 | Pricing Pts TPA-ORL-NVP-BOS | P451

$.00 09740298702 1

Total Charge CJ $324.00

RRPT 97 STOCK CONTROL NO. TKT NO - DO NOT MARK OR STAMP IN WHITE AREA

AMTRAK — PASSENGER RECEIPT

Riders 1 | Baggage

Name of Passenger CRAPO/JOHN

From NEW YORK PENN, NY

To BOSTON SOU STA, MA

Carrier 2V

Accom U | Space/Car UNRESERVED

Form of Payment OT

Rail Fare $.00 | Accom Charge $.00

Fare Plans DOF1 | Total CJ $324.00

Tkt No. 2760578303890 | No. 03 of 03

03OCT03 PASSENGER RECEIPT 10354F

#Twenty-Nine (29) of 29

John Jennings CRAPO, Pro Se

AMTRAK®

Reservation Cancellation Code

Passenger Receipt

Amtrak is a registered service mark of the National Railroad Passenger Corporation.

This ticket is void if passenger receipt and ticket are detached

Make your travel experience on Amtrak® more rewarding.

Postal Money Order 06245196693

Enroll in Amtrak Guest Rewards® to earn points for free travel and other exciting rewards. Enroll online at www.amtrak.com.

AMTRAK guest rewards®

Visit www.amtrak.com today!

Make your reservations online where lower fares may be available.

Summary of Conditions of Contract: This ticket is valid for carriage or refund for twelve months after date of issue unless otherwise specified. This ticket is a contract of carriage between Amtrak and the ticket holder which is subject to specific terms and conditions. Those terms and conditions are available for inspection at Amtrak ticket counters or on the Amtrak Web site at www.Amtrak.com, or may be requested by calling 1-800-USA-RAIL. **Tickets sold for a non-Amtrak service are subject to the tariffs of the providing carrier.**

Amtrak and Amtrak Guest Rewards are registered service marks of the National Railroad Passenger Corporation.

JJC/jjc

03 Feb 2004
Mr John Crapo, pro Se to MR Palmore, ESQ



51№0378813

РОССИЙСКАЯ ФЕДЕРАЦИЯ
RUSSIAN FEDERATION

Подпись владельца
Holder's signature

РОССИЙСКАЯ ФЕДЕРАЦИЯ

ПАСПОРТ/PASSPORT

Тип/Type: P

Код государства / Code of выдачи / issuing State: RUS

№ паспорта / Passport No.: 51№0378813

Фамилия / Surname: ЯМЦОВА/ YAMTSOVA

Имя / Given names: ЕКАТЕРИНА АНАТОЛЬЕВНА/ YEKATERINA

Гражданство / Nationality: РОССИЙСКАЯ ФЕДЕРАЦИЯ / RUSSIAN FEDERATION

Личный код / Personal No.:

Дата рождения / Date of birth: 01.01.1979

Место рождения / Place of birth: МУРМАНСК/ USSR

Пол / Sex: Ж/F

Дата выдачи / Date of issue: 11.01.2001

Дата окончания срока действия / Date of expiry: 11.01.2006

Орган, выдавший документ / Authority: П-ВО РОССИИ, США

PAID

JJCljjc

Shareholder CRAPO to MR PALMORE
03 Feb 2004

РОССИЙСКАЯ ФЕДЕРАЦИЯ
RUSSIAN FEDERATION

51№0378818

Подпись владельца
Holder's signature

PAID

РОССИЙСКАЯ ФЕДЕРАЦИЯ

ПАСПОРТ/PASSPORT

Код государства / Code of issuing State RUS

№ паспорта / Passport No.
51№0378818



Фамилия / Surname
ЯМЦОВА/
YAMTSOVA

Имя / Given names
ЕКАТЕРИНА АНАТОЛЬЕВНА/
YEKATERINA

Гражданство / Nationality
РОССИЙСКАЯ / RUSSIAN
ФЕДЕРАЦИЯ / FEDERATION

Личный код / Personal No.

Дата рождения / Date of birth
01.01.1979

Место рождения / Place of birth
МУРМАНСК/
USSR

Пол / Sex
Ж/F

Дата выдачи / Date of issue
11.01.2001

Дата окончания срока действия / Date of expiry
11.01.2006

Орган, выдавший документ / Authority
П-ВО РОССИИ, США

JJCJJJC

Mr John Jennings CRAPO, Pro Se, AA, ABE
Homeless STCKHLDR OF Sara Lee Corporation
PO Box 400151 CAMBRIDGE MA
02140-0002

VIA Certified mail article 30 Jan 2004
7003 1010 0003 3508 2542
Return Receipt requested
Hon. US Securities and Exchange
commission
Division of Corporation Finance
Dpty Director Mr MARTIN P. DUNN
or Mr DUNN's SUCCESSOR as DIVISION Dpty
Acting Director 450 5TH ST NW
WASHINGTON DC

Dear Gentlemen and Ladies
Re: My Shareholder Proposal, and exhibits to SARA LEE CORPORATION Meeting of shareholders and proxies convened and meeting for the purpose of assemblee meeting of shareholders and proxies Meeting in Shareholder meeting

Enclosed please find copy said shareholder proposal fifteen (15) pages and 351 pages of exhibits - dated 30 January 2004 via certified mail return receipt requested with priority mail service which I call to your attention.

copy this letter of transmittal I include as attachment to two (02) copies of said shareholder proposal and exhibits via certified mail return receipt requested with priority U.S.P.S. mail service

Hastily I Write
and Sincerely

Encl: 366 pages mailed one (01) side reverse side Blank

John Jennings Crapo, Pro Se
Homeless Sara Lee Corporation
Shareholder

C.C. via CMRRR to Mr Roderick A PALMORE in his capacity as Sara Lee Corporation Secretary

JJC/jj

John Jennings CRAPO, ~~[illegible]~~ of Sara Lee Corporation
Pro Se, ("John Crapo")
Share holder

My table of contents
Part ~~three(03)~~ FIVE(05) of 7
page one(01) of 7 ~~four pages~~ three(03) pages

Postcard, ~~John~~ John CRAPO to ~~Sara~~ New York City Employees RTRMNT SYStem	01, Nov ~~2004~~ 2003	one(01)
Postcard to DARTMOUTH MA person	01 NOV ~~2004~~ 2003	ONE(01) ~~Two(02)~~
Rcpts Hudson News AND DUNKIN Donuts	ONE Nov ~~2004~~ 2003	(ONE) 01
Roy Rogers STAPLES	oct 30 2003	(one) 01
???	oct 2003	(ONE)
DOMINICO'S		
WH Smith gift Shop	oct 30 2003	(one)
Roy Rogers Kinko's INC	oct 18 2003	
Staples	oct 18 2003	(ONE) 01
STAPLES	NOV 01 2003	
New York TIMES NOV 06 2003	"$1.8 million check for a Job Not DONE"	~~ONE(01)~~ TWO(02)
CVS	New York times NOV 01 2003	ONE(01)
Certificates of Mailing		09

more

John ~~Jean~~ Craho to Sara Lee Corporation
stckhldr

My table of Content
Part three (03)
page two (02) of three (03) pages

Receiving US PO New York city NY 10199-9004	~~Nov~~ oct 28 2003	~~ONE (01)~~ TWO (02)
	NOV 01 2003	one (01)
Dominico's	oct 2003	
Boston Herald ICON's Legacy ... at CASA ROSADA	oct 23 2003	ONE (01)
HANES	oct 26th 2003	ONE (01)
CVS Boston MA	oct 26 2003	ONE (01)
HANES	oct 26 2003	ONE (01)
Paper towels Blancas	oct 26 2003	one (01)
Enumeration United States History	calendar year 2004	one (01) one (01)
Enumeration of public libraries	calendar year 2004	one (01)
juveniles on death row	Jan 27 2004	one (01)
card Centers on Aging	26 Jan 2004	
		#12 twelve

12
9

21

more

John Crapo to Sara Lee Corporation

shareholder

my table of contents

Part three (03)

page three (03) of three (03) pages

Ice isolation for Nantucket	27 Jan 2004	one (01)
"US District Court believes Mr Gary Lee Sampson is sick mentally..."	27 Jan 2004	one (01)
etc The investigative report of the Massachusetts Correctional Institution... will fault inept administrators	28 Jan 2004	one (01)
Boston Herald "Suspect sought in shootings... of 28 year old father..."	Jan 27 2004	one (01)
Pop-~~Tarts~~ Tarts	2004	one (01) five

-21-5=26

Forty-eight pages 4 Table of Contents 44 pp. enumeration	oct 2003	48

26
48
74 pages

#30#

JJC/jjc

New York City - Nighttime traffic zips past the Post Office that never sleeps. Manhattan's James A. Farley Post Office, named after the 53rd Postmaster General of the United States, operates 24 hours a day, 365 days a year. First opened for business on Labor Day in 1914, the building stretches two city blocks.
USPS Photo by Larry Ghiorsi

AIC 098

4 00984 60074 4

John Jennings CRAPO, PRO SE
Homeless SARA LEE CORP.
STCKHLDR PO BOX 400151
CAMBRIDGE MA
02140-0002

Dear Gentlemen and ladies,
31 Oct 2003 I heard your Stockhldr proposal presentation - and I as one stck-HLDR with many troubles will welcome hearing more about. I WRITE IN AKWARD circumstances AND I'M very BRIEF Sincerely

John Jennings
CRAPO
PRO SE

New York City EMployee's
Retirement system
Ofc of the comptroller
City of New York

1 CE[illegible] ST

NEW YORK, NY 1000[illegible]-2341

ZIP+4

36250

UNITED STATES
POSTAL SERVICE®


New York New York

NOV 01st 2003

New York City - Nighttime traffic zips past the Post Office that never sleeps. Manhattan's James A. Farley Post Office, named after the 53rd Postmaster General of the United States, operates 24 hours a day, 365 days a year. First opened for business on Labor Day in 1914, the building stretches two city blocks.

USPS Photo by Larry Ghiorsi

JOHN JENNINGS CRAPO —
PRO SE, HOMELESS SENIOR
CITIZEN PO BOX 400151
CAMBRIDGE MA
02140-0002

Dear Mrs FAY
I'm homeless. I Return to MA From an OUT OF STAT stckhldr mtng where I presented my stckhldr proposal. Near where MY FATHER DIED. THIS is a very BRIEF MESSAGE

Sincerely
John "Jack" Jennings Crapo.
PRO SE

36250 UNITED STATES POSTAL SERVICE®

POSTMARK AMERICA

AIC 098

4 00984 60074 4

MS EMILY CRAPO FAY

153 GULF RD

DARTMOUTH MA 02748

PAID

ZIP+4


New York - New York

one (01) of Five (05)

THURSDAY, OCTOBER 23, 2003 BOSTON HERALD

John J. CRAPO pro se, AA. ABE



HERALD PHOTO BY JONATHAN SISKIN

ICON'S LEGACY: Among the historic buildings at Buenos Aires' Plaza de Mayo is Casa Rosada, where Eva Peron once addressed her people.

left next to # place where "person sleeps"

PAID

oct 26th 2003 - Sunday

Dear MSTR

I Noticed You in Front of my locker "Sleeping" I must Wait another time to access my things in my locker

PAID

Sincerely

John J. CRAPO, pro se

TWO (02) OF FIVE (05)


3
SHIRTS
Men's
V-Neck Shirts
100% PRESHRUNK COTTON
M
38-40
JOHN J. CRAPO, Pro Se
TAGLESS
COMFORT
No More
Scratchy Label!
Hanes
V-NECK
100% Cotton
Comfort
You Can Feel

three(03) OF Five (05)

CVS PHARMACY

2 CENTER PLAZA, BOSTON, MA
PHARMACY: 523-3653 STORE: 523-1105
John J. CRAPO, Pro Se
REG#04 TRAN#3460 CSHR#017311 STR#2256

1 BOUNTY SING R	60CT	1.19T
1 HANES'S MENS	3 PK	4.99N
1 BOXER BRIEF	M	7.99N
1 MENS VNECK TS	M	9.99N

4 ITEMS

SUBTOTAL	24.16
MA 5.0% TAX	.06
TOTAL	24.22
MASTERCARD	24.22
************0483	MS
CHANGE	.00

PAID

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
OCTOBER 26, 2003 9:23 AM

RETURNS WITH RECEIPT THRU 12/25/2003

Four(04) of Five(05)


2 MEN'S BOXER BRIEFS
M
32-34
Just wait'll we get our Hanes on you.®
Comfortable freedom of a boxer with the support of a brief
Longer leg styling for a smooth and streamline look
Exceptional fit stays in place
Look for the Hanes® Casualwear and Socks
Machine wash warm with like colors. Tumble dry medium. Use only non-chlorine bleach when needed.
HANES SATISFACTION GUARANTEE
Your satisfaction is important to us. If you are not pleased with this product, return it to the address below. You will get a replacement, if available, or a refund.
Hanes Consumer Services, P.O. Box 3013 Winston-Salem, NC 27102
Questions? 1-800-994-4348, Weekdays 8 AM - 6 PM ET
Hanes
© 1998 Hanes Underwear
RN 15763
100% U.S.A. Made Materials. Assembled in Dominican Republic.
Assembled in Dominican Republic
PROOF-OF-PURCHASE
0 75338 04634 1
2 Hanes Men's Boxer Briefs Style 2349/Size Medium
PZU0184D
Men's Cushion Crew
COMFORTABLE STAY-UP TOP
HANES® GUARANTEES LONG LASTING COMFORT
DURABLE ELASTIC RIBBING
REINFORCED GREY HEEL & TOE
EXTRA THICK CUSHIONED FOOT
Just Wait'll We Get Our Hanes On You.®
Made in U.S.A.
HANES SATISFACTION GUARANTEE:
SHOE SIZE 6-12
3 PAIR
Hanes
Cushion Crew
$4.99

JOHN J. CRAPO
Pro Se

Five(05) of Five(05)

JOHN J. CRAPO, PRO SE

Big Quilts!
Lock In Spills.
¡Bien Acolchonadas!
Atrapan Derrames.

Bounty®

White
Blancas

WARNING: TO AVOID DANGER OF SUFFOCATION, KEEP THIS BAG AWAY FROM BABIES AND CHILDREN.

CAUTION: ANY PAPER PRODUCT CAN BURN IF USED IMPROPERLY IN MICROWAVE OR CONVENTIONAL OVENS. Not recommended for use in hot conventional ovens. Do not leave crumpled paper towels in the oven – they can ignite. Do not dry herbs or flowers on paper towels in microwave or conventional ovens. In case of fire, turn microwave OFF and leave door closed. On occasion, ink from wet paper towels may transfer to some surfaces. For best results, use the unprinted side.

ADVERTENCIA: PARA EVITAR PELIGRO DE ASFIXIA, MANTENGA ESTA ENVOLTURA FUERA DEL ALCANCE DE BEBÉS Y NIÑOS.

PRECAUCIÓN: CUALQUIER PRODUCTO DE PAPEL PUEDE INCENDIARSE SI SE USA INCORRECTAMENTE EN HORNOS CONVENCIONALES O DE MICROONDAS. No se recomienda para uso en hornos convencionales calientes. No deje toallas de papel arrugadas dentro del horno, ya que pueden incendiarse. No seque hierbas ni flores en las toallas de papel en hornos convencionales o de microondas. En caso de incendio, APAGUE el horno de microondas y deje la puerta cerrada. Ocasionalmente, tinta de toallas de papel mojadas puede transferirse a algunas superficies. Para mejores resultados, utilice el lado sin impresión.

Made under one or more U.S. patents/Hecho bajo una o más de las patentes de EE.UU.: 4,529,480; 4,637,859; 4,687,153; 5,223,096; 5,240,562.

MADE IN U.S.A./HECHO EN EE.UU.
DISTR. BY/POR PROCTER & GAMBLE, CINCINNATI, OH 45202. © 2003 P&G

QUEST[illegible] MENTS?
CALL [illegible]
[illegible] COMENTARIOS?
[illegible] BOUNTY.

TW

Hudson News
Penn Station
New York, N.Y. 10001

Store:212 John J. CRAPO, pro Se

Water		1.38 T1D
Snacks		1.50
Sub-Total		2.88
Sales Tax	1.38 8.63% Tax	.12
Sale Total		3.00
Cash		3.00
Change		.00

PAID

*** Thank You ***

TRN# 365967 11/01/03 12:12 PM
Terminal# 14, Drawer# 01, Cashier# 03011

DUNKIN DONUTS
THANK YOU
2 PENN PLZ

PAID

L cone = 3.53

CHANGE = 5.00

L-COLATA	4.45
TAX	.38
TAKE OUT	4.83

John J. CRAPO pro Se

CASH 20.00 CHANGE 15.17
L1 C4 11:37 11/01/03 M5 5187

Your receipt
Thank you
Call again

John J. CRAPO
PRO SE

10-30-03
06:54
1 92906

1.61 CA

PAID

Store Associate

STAPLES

Staples®
Penn Station
Amtrak Level - Main Concourse
New York, NY 10001

Voice Mail:
(508) 253-5000 Ext. 21138

(646) 674-1652 Tel.
(646) 674-9924 Fax
www.staples.com

PAID

PAID

ROY ROGERS
THANK YOU

John J. CRAPO
PRO SE

3PC MEAL
TAX 7.07
.61
EAT IN
7.68
CASH 8.00
CHANGE .32
L2 C4 [illegible] 11/01/03 01 0303

P * M * *

John J. CRAPO, Pro Se

1029-890
9:14 PM
1 OF 1

CARRY-OUT * PAID *
VET

JJC/jjc

Sub	8.99
Tax	0.63
Misc	0.00
Total $	9.62

CARRY-OUT * PAID *

546-4545 x

CASH
$ 9.62
1029-890
9:14 PM
1 OF 1

PAID

P * M * *
1029-890
9:14 PM
1 OF 1

CARRY-OUT * PAID *
VET

PAID

Su
Ta
Mis
Total

b 8.99
x 0.63
c 0.00
$ 9.62

CARRY-OUT * PAID *

546-4545 x

PAID

CASH
$ 9.62
1029-890
9:14 PM
1 O

WH SMITH GIFT SHOP # 303

300 NEWSPAPERS	0.25 T
300 NEWSPAPERS	1.00 T

John J. CRAPO pro se

SUBTOTAL	1.25
TAX	0.09
TOTAL	1.34
CASH	(10.00)
CHANGE	8.66

Cshr 9121: Carolina S. 53 # 56
Register: REG1 Oct 30 2003 9:37 AM
Thank You

PAID

Kinko's
2 Center Plaza (617) [illegible]-9000
Boston, MA 02108

John J. Crapo pro se

QTY/LIST	DISC	PRICE	AMOUNT
1 FAX DOMESTIC SEND			
2.00	0.00	2.00	2.00
1 FAX DOMESTIC SEND			
1.50	0.00	1.50	1.50

SUB 3.50 TX 0.18 TOT 3.68
CASH 5.00
CHG 1.32

CW 120 TR 450482 RG 2 10/18/03 12:14
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JOHN JENNINGS CRAPO, pro se

[illegible] MEAL	7.[illegible]
TAX	.[illegible]
EAT IN	7.68
CASH [illegible].00	CHANGE [illegible]
L2 C[illegible] [illegible]	[illegible] M1 [illegible]

PAID

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SALE 030702 1 004 13595
0063 10/18/03 10:54

QTY SKU		OUR PRICE
	John J. CRAPO, pro Se	
1	STPLS 1IN FASTENER	
	718103013178	3.47
1	STAPLES 1IN 2PC FS	
	718103013147	4.09
1	STAPLES ONE HOLE P	
	718103010429	0.99
1	AMERICAN MAP-SKU	
	269183	8.05
	% off <-0.90>	
SUBTOTAL		16.60
	Standard Tax 5.00%	0.83
TOTAL		$17.43
Cash		20.00
Cash Change		2.57

TOTAL ITEMS 4

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SALE 155722 1 001 05999
1138 11/01/03 10:44

QTY SKU			OUR PRICE
	John J. CRAPO, pro Se		
8	B&W SELF LTR STD		
	387125	0.060ea	0.48
SUBTOTAL			0.48
	Standard Tax 8.625%		0.04
TOTAL			$0.52
Cash			1.00
Cash Change			0.48

PAID

T ITEMS 8

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two (02) pp one of two (02) pp

John Jennings CRAPO, Pro Se

$1.8 Million Check for a Job Not Done Jolts Boston University

By SARA RIMER

BOSTON, Nov. 5 — It could have paid the salaries of additional professors in the understaffed mathematics department, or for more space in the overcrowded science and engineering library, with its unwieldy movable stacks. Or it could have paid for bonuses of $1,000 each for the 1,800 faculty members, almost none of whom have received raises for two years.

Across the campus of Boston University, students and faculty members are eager to talk about with what might have been done with the $1.8 million the university just paid Daniel S. Goldin to walk away from the presidency.

The alternative spending ideas come pouring out, as does the outrage that the university's trustees would pay Mr. Goldin, the former NASA administrator, not to take a job that they had voted unanimously to offer him in July.

"People are disturbed that the trustees, who are supposed to be stewards, have squandered so much money," said James E. Post, a professor of management. "We've got several thousand faculty and staff, and thousands of students who work to build B.U.'s reputation every day, and the trustees have undermined that by their actions. And then they're using more university resources to pay for a mistake which they clearly believe they've made."

The $1.8 million will be paid out of the university's "unexpected contingencies" fund, which is $40 million this year and is part of the overall $1.3 billion budget, university officials said.

Like a lot of people on campus, Professor Post thinks the trustees should pay the $1.8 million. "You've got 40 trustees," he said. "If they each gave $50,000, that would cover $2 million."

With the cost of the presidential search, and legal fees involved in negotiating Mr. Goldin's departure, Professor Post says he figures it cost the university at least $2 million to find — and then reject — Mr. Goldin.

'You've got 40 trustees,' a professor says. 'If they each gave $50,000 . . .'

Mr. Goldin, who was to have taken over as president last Saturday, withdrew from the position last week after a group of trustees gave him a last-minute vote of no confidence. At an emergency meeting last Friday, the entire board agreed to the settlement. The board refused to disclose the amount, but a person close to the board put the figure at $1.8 million.

The trustees said they had realized upon further reflection that Mr. Goldin, for reasons of "temperament and style," was not right for the job. Mr. Goldin, who ran NASA for nine years and had a reputation as an inspiring but controlling manager, did not comment, other than to wish the university well in a prepared statement.

The trustees named as interim president Dr. Aram Chobanian, a cardiologist who has been dean of the Boston University School of Medicine for 15 years and is highly regarded by faculty members and administrators.

Dr. Chobanian, 74, has been at the university for more than 40 years, longer even than John Silber, who stepped down as chancellor last week after a tumultuous 32-year reign in which he built the university into a nationally known institution but also alienated many students and faculty members with his imperial style. Dr. Chobanian's demeanor could not be more different from Dr. Silber's.

"I have an exterior appearance of being calm all the time," Dr. Chobanian said today, talking in his office at the medical school.

He recalled the telephone call he received from Dexter Dodge, vice chairman of the board of trustees, about nine days ago asking him to take over temporarily. "He said, 'The university needs you, the morale at the university is not great,' we need to heal things,'" Dr. Chobanian said, with an avuncular smile. "All the platitudes — 'You're the only man in the world who can do this.'"

He said he did not think the search for a president would start this academic year. "I've agreed to be in the role of president for the time necessary to get things settled down, and get the university moving ahead," he said, adding that he would not be a candidate for the permanent job.

Dr. Chobanian said he was not in a position to talk about Mr. Goldin, or the $1.8 million payment. While he said he did not want to say whether it was a lot of money or not, he added that it was "a little more than one-tenth of 1 percent," of the university's overall budget.

Mr. Dodge said the payment was "very reasonable."

"If it was a corporate case, perhaps it would be substantially larger," he said. And, he said, the costs would have been much greater had Mr. Goldin begun the job, and then not worked out as president.

Many students, who are paying about $38,000 in tuition and room and board, said they found it impossible to think of $1.8 million as a reasonable amount. "That's just a large sum of money to do nothing," said Nathan Kling, 23, a graduate student in music, adding that he had to borrow about $30,000 a year to attend Boston University.

At the student union, Emily Caufield, a junior, was talking about the aborted presidency over dinner with her friends. Only a couple of weeks ago, Ms. Caufield said, university officials were telling students what a great president Mr. Goldin was going

New York times 06 Nov 2003

YT A23

NOV 06 2003



Jodi Hilton for The New York Times

Dr. Aram Chobanian, the interim president of Boston University.

JOHN J. CRAPO

to be. "They should have done their research," she said. "They were all excited about him. Then the day before he's supposed to start, they pay him all this money not to take the job."

Ms. Caufield's friend Marla Sidrow, who is also 20 and a junior, nodded. "It's a ridiculous amount of money, and you know they're going to hike tuition more."

Across the dining hall, Jonathan Jaffe, a 19-year-old freshman, said it seemed like an excellent deal for Mr. Goldin. "You're going to get $2 million just to leave, and you get to get a job somewhere else."

To students, $1.8 million looks like a lot of tuition money, said John Isaacson, president of Isaacson, Miller, a leading higher education executive search firm, But the money is relative, Mr. Isaacson said.

"If they got a $1.8 million gift, it would be a significant gift, but it would not change B.U.," he said. "It would build you a few rooms in a building, a good-sized lab. If you're trying to recruit a single scientist, $1.8 million is not enough to build the laboratories for one prominent scientist."

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1 NON-TAXABLE ITEM	1.00N
TOTAL	1.00
CASH	1.00
CHANGE	.00

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PS Form **3817**, January 2001

UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
JAMES A. FARLEY MAIN OFFICE
NEW YORK, NY 10199-9004
11/01/03 11:01AM

John J. CRAPO, Pro Se

Store	USPS	Trans	81
Wkstn	sys5013	Cashier	K78KBB
Cashier's Name	DEBORAH		
Stock Unit Id	SIADEBORAH		
PO Phone Number	18002758777		
USPS #	3558250028		

1. First Class		1.27
Destination:	02748	
Weight:	0.20oz	
Postage Type:	PVI	
Total Cost:	1.27	
Base Rate:	0.37	
SERVICES		
Cert of Mailing		0.90
2. First Class		1.27
Destination:	10007-2341	
Weight:	0.20oz	
Postage Type:	PVI	
Total Cost:	1.27	
Base Rate:	0.37	
SERVICES		
Cert of Mailing		0.90
Subtotal		2.54
Total		2.54
Cash		5.00
Change Due		
Cash		2.46

UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
JAMES A. FARLEY MAIN OFFICE
NEW YORK, NY 10199-9004
10/28/03 04:08PM

John J. CRAPO Pro Se

Store	USPS	Trans	137
Wkstn	sys5005	Cashier	VST1NO
Cashier's Name	TERESA		
Stock Unit Id	SIATERESA		
PO Phone Number	18002758777		
USPS #	3558250028		

1. NY Inside Souv PC	0.35
2. NY Inside Souv PC	0.35
3. MPO Souv PC	0.35
4. MPO Souv PC	0.35
5. MPO Souv PC	0.35
6. MPO Souv PC	0.35
7. NY Ext Souv PC	0.35
8. NY Ext Souv PC	0.35
9. NY Ext Souv PC	0.35
10. NY Ext Souv PC	0.35
Subtotal	3.50
Total	3.50
Cash	10.00
Change Due	
Cash	6.50

Please call 1-800-ASK-USPS
(1-800-275-8777) for USPS information
or visit us on the web at
www.usps.com. To
phone ...

UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
JAMES A. FARLEY MAIN OFFICE
NEW YORK, NY 10199-9004
11/01/03 11:01AM

John J. CRAPO, Pro Se

Store	USPS	Trans	81
Wkstn	sys5013	Cashier	K78KBB
Cashier's Name	DEBORAH		
Stock Unit Id	SIADEBORAH		
PO Phone Number	18002758777		
USPS #	3558250028		

1. First Class			1.27
Destination:	02748		
Weight:	0.20oz		
Postage Type:	PVI		
Total Cost:	1.27		
Base Rate:	0.37		
SERVICES			
Cert of Mailing		0.90	
2. First Class			1.27
Destination:	10007-2341		
Weight:	0.20oz		
Postage Type:	PVI		
Total Cost:	1.27		
Base Rate:	0.37		
SERVICES			
Cert of Mailing		0.90	
Subtotal			2.54
Total			2.54
Cash			5.00
Change Due			
Cash			2.46

Number of Items Sold: 2

UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
JAMES A. FARLEY MAIN OFFICE
NEW YORK, NY 10199-9004
10/28/03 04:08PM

John J. CRAPO Pro Se

Store	USPS	Trans	137
Wkstn	sys5005	Cashier	VST1NO
Cashier's Name	TERESA		
Stock Unit Id	SIATERESA		
PO Phone Number	18002758777		
USPS #	3558250028		

1. NY Inside Souv PC	0.35
2. NY Inside Souv PC	0.35
3. MPO Souv PC	0.35
4. MPO Souv PC	0.35
5. MPO Souv PC	0.35
6. MPO Souv PC	0.35
7. NY Ext Souv PC	0.35
8. NY Ext Souv PC	0.35
9. NY Ext Souv PC	0.35
10. NY Ext Souv PC	0.35
Subtotal	3.50
Total	3.50
Cash	10.00
Change Due	
Cash	6.50

Please call 1-800-ASK-USPS
(1-800-275-8777) for USPS information
or visit us on the web at
www.usps.com. To order stamps by
phone, call 1-800-Stamp24.

P * M * *

John J. CRAPO, Pro Se

1029-890
9:14 PM
1 OF 1

CARRY-OUT * PAID *
VET JJC/JJC

Sub	8.99
Tax	0.63
Misc	0.00
Total $	9.62

CARRY-OUT * PAID *

546-4545 x

CASH
$ 9.62
1029-890
9:14 PM
1 OF 1

PAID

P * M * *

1029-890
9:14 PM
1 OF 1

CARRY-OUT * PAID *
VET

PAID

Su
Ta
Mis
Total

From John Jennings Crapo

UNITED STATES HISTORY

This chapter includes the following sections:

Chronology of Events

1492

Christopher Columbus and crew sighted land Oct. 12 in present-day Bahamas.

1497

John Cabot explored northeast coast to Delaware.

1513

Juan Ponce de León explored Florida coast.

1524

Giovanni da Verrazano led French expedition along coast from Carolina north to Nova Scotia; entered New York harbor.

1526

San Miguel de Guadalupe, **first European settlement** in what became U.S. territory, was established in the summer off S. Carolina coast; abandoned in Oct.

1539

Hernando de Soto landed in Florida May 28; crossed Mississippi River, 1541.

1540

Francisco Vásquez de Coronado explored Southwest north of Rio Grande. Hernando de Alarcón reached Colorado River; Don Garcia Lopez de Cardenas reached Grand Canyon. Others explored California coast.

1562

First French colony in what became U.S. territory was founded on Paris Island off S. Carolina coast; abandoned 1564.

1565

St. Augustine, FL, founded Sept. 8 by Pedro Menéndez. Razed by Francis Drake 1586.

1579

Francis Drake entered San Francisco Bay and claimed region for Britain.

1585

"Lost colony" sponsored by **Sir Walter Raleigh** was founded on **Roanoke Island**, off N. Carolina coast; settlers found to have vanished, 1590.

1587

Virginia Dare (on Roanoke Island) became first infant born in the Thirteen Colonies of English parents.

1607

Capt. John Smith and 105 cavaliers in 3 ships landed on Virginia coast, started first permanent English settlement in New World at **Jamestown** in May.

1609

Henry Hudson, English explorer of Northwest Passage, employed by Dutch, sailed into New York harbor in Sept., and up Hudson to Albany. **Samuel de Champlain** explored Lake Champlain, to the north.

Spaniards settled **Santa Fe, NM.**

1619

House of Burgesses, first representative assembly in New World, elected July 30 at Jamestown, VA.

First black laborers—indentured servants—in English N. American colonies, landed by Dutch at Jamestown in Aug. Chattel slavery legally recognized, 1650.

1620

Plymouth Pilgrims, Puritan separatists, left Plymouth, England, Sept. 16 on *Mayflower.* They reached Cape Cod Nov. 19, explored coast; 103 passengers landed Dec. 26 at Plymouth. **Mayflower Compact,** signed Nov. 11, was agreement to form a self-government. Half of colony died during harsh winter.

1624

Dutch colonies started in Albany and in New York area, where **New Netherland** was established in May.

1626

Peter Minuit bought **Manhattan** for Dutch West India Co. from Man-a-hat-a Indians during summer for goods valued at $24; named island **New Amsterdam.**

1630

Settlement of **Boston** established by Massachusetts colonists led by **John Winthrop.**

William Bradford began his chronicle *History of the Plymouth Plantation;* in the Mass. Bay Colony **John Winthrop** began *The History of New England.*

1634

Maryland was founded as a Catholic colony under a charter granted to Lord Baltimore. Religious toleration granted 1649.

1636

Roger Williams founded Providence, RI, in June, as a democratically ruled colony with separation of church and state. Charter granted, **1644.**

Harvard College founded Oct. 28, now oldest in U.S.; grammar school, compulsory education established at Boston.

1640

First book was printed in America, the so-called Bay Psalm Book.

1647

Liberal constitution drafted in Rhode Island.

First law in America providing for **free compulsory basic education** enacted in Massachusetts.

1660

British Parliament passed First **Navigation Act** Dec. 1, regulating colonial commerce to suit English needs.

1661

A version of the New Testament translated into Algonquian became the **first Bible** printed in the colonies; an Old Testament translation was printed 2 years later.

1664

British troops Sept. 8 seized New Netherland from Dutch. Charles II granted New Netherland and city of New Amsterdam to brother, Duke of York; both renamed **New York.** Dutch recaptured colony 1673, but ceded it to Britain Nov. 10, 1674.

1670

Charles Town, South Carolina, was founded by English colonists in Apr.

1673

Jacques Marquette and **Louis Jolliet** reached the upper **Mississippi** and traveled down it.

Regular mail service on horseback was instituted Jan. 1 between New York and Boston.

1674

Future **Salem witch trial** judge Samuel Sewall began a renowned diary covering events through 1729.

1676

Nathaniel Bacon led planters against autocratic British Gov. Sir William Berkeley, burned Jamestown, VA, Sept. 19. Rebellion collapsed when Bacon died; 23 followers executed.

Bloody **Indian war** in New England ended Aug. 12. **King Philip,** Wampanoag chief, and Narragansett Indians killed.

1678

A book of poetry by **Anne Bradstreet** was published posthumously in Massachusetts.

1679

A fire destroyed 150 houses in Boston.

1681

John Bunyan's The Pilgrim's Progress published in America; became a best-seller.

1682

Robert Cavelier, Sieur de La Salle, claimed lower Mississippi River country for France, called it Louisiana Apr. 9. Had French outposts built in Illinois and Texas, **1684.** Killed during mutiny Mar. 19, 1687.

William Penn arrived in **Pennsylvania.**

Spanish colonists became the **first Europeans** to settle in Texas, at the site of present-day El Paso.

1683

William Penn signed treaty with Delaware Indians Apr. 23, and made payment for Pennsylvania lands. The **first German colonists** in America settled near Philadelphia.

1689

New York's English colonial governor, **Sir Edmund Andros,** resigned after an armed uprising in **Boston** on Apr. 18.

1690

The **New England Primer** came into use in elementary schools.

The **first colonial newspaper,** *Publick Occurrences,* was published by Benjamin Harris, but promptly shut down for lack of official permission.

Whaling began large-scale operations in Nantucket.

1692

Witchcraft delusion at Salem, MA: 20 alleged witches executed by special court.

1696

Capt. William Kidd arrested and sent to England; hanged for piracy **1701.**

1697

The Essays of Sir Francis Bacon, published in England in 1597, was published in America; it became a best-seller.

1699

French settlements made in Mississippi, Louisiana.

1702

Legislation was enacted making the Church of England the **established church** in Maryland.

1704

Indians attacked Deerfield, MA, Feb. 28-29; killed 40, carried off 100.

Boston News Letter, **first regular newspaper,** started by John Campbell, postmaster.

1709

British-colonial troops captured French fort, Port Royal, Nova Scotia, in **Queen Anne's War 1701-13.** France yielded Nova Scotia by treaty **1713.**

1712

Slaves revolted in New York Apr. 6; 21 were executed. Second rising, **1741;** 13 slaves hanged, 13 burned, 71 deported.

1716

First theater in colonies opened in Williamsburg, VA.

1726

Poor people **rioted** in Philadelphia.

Great Awakening religious revival began.

1731

America's **first circulating library** founded in Philadelphia by Benjamin Franklin.

1732

Benjamin Franklin published the first *Poor Richard's Almanack;* published annually to **1757.**

Last of the 13 colonies, **Georgia,** chartered.

1733

Smallpox epidemic swept through New York City and Philadelphia.

1735

Editor **John Peter Zenger** acquitted Aug. 5 in New York of libeling British governor by criticizing his conduct in office.

1739

A series of slave uprisings put down in South Carolina.

1741

Famous sermon "Sinners in the Hands of an Angry God," delivered at Enfield, MA July 8, by **Jonathan Edwards,** a major figure in the revivalist **Great Awakening.**

Capt. Vitus Bering reached Alaska.

1744

King George's War pitted British and colonials vs. French. Colonials captured Louisburg, Cape Breton Is., June 17, 1745. Returned to France **1748** by Treaty of Aix-la-Chapelle.

1752

Benjamin Franklin, flying kite in thunderstorm, proved lightning is electricity June 15; invented lightning rod.

Liberty Bell, cast in England, was delivered to Pennsylvania.

1754

Delegates from 7 colonies to **Albany,** NY, **Congress,** July 19, approved a "Plan of Union" by Benjamin Franklin; but plan was rejected by the colonies.

French and Indian War began when French occupied Ft. Duquesne (Pittsburgh). British moved Acadian French from Nova Scotia to Louisiana Oct. 8, **1755.** British captured Québec Sept. 18, **1759,** in battles in which French Gen. Joseph de Montcalm and British Gen. James Wolfe were killed. Peace pact signed Feb. 10, **1763.** French lost Canada and Midwest.

1757

The first **street lights** appeared in Philadelphia.

1764

Sugar Act, Apr. 5, placed duties on lumber, foodstuffs, molasses, and rum in colonies, to pay French and Indian War debts.

1765

Stamp Act, enacted by Parliament Mar. 22, required revenue stamps to help fund royal troops. Nine colonies, at **Stamp Act Congress** in New York Oct. 7-25, adopted Declaration of Rights. Stamp Act **repealed** Mar. 17, **1766.**

Quartering Act, requiring colonists to house British troops, went into effect Mar. 24.

1767

Townshend Acts levied taxes on glass, painter's lead, paper, and tea. In **1770** all duties except on tea were repealed.

1770

British troops fired Mar. 5 into Boston mob, killed 5 including **Crispus Attucks,** a black man, reportedly leader of group; later called **Boston Massacre.**

1773

East India Co. tea ships turned back at Boston, New York, and Philadelphia in May. Cargo ship burned at Annapolis Oct. 14; cargo thrown overboard at **Boston Tea Party** Dec. 16, to protest the tea tax.

First museum in the colonies was officially established in Charleston, SC; later named the **Charleston Museum.**

1774

"Intolerable Acts" of Parliament curtailed Massachusetts self-rule; barred use of Boston harbor till tea was paid for.

First Continental Congress held in Philadelphia Sept. 5-Oct. 26; called for civil disobedience against British.

Rhode Island abolished slavery.

1775

Patrick Henry addressed Virginia convention, Mar. 23, said, "Give me liberty or give me death."

SAT Mean Scores by State, 1990 and 1998-2003

Source: The College Board
(recentered scale; for school year ending in year shown)

STATE	1990 V	1990 M	1998 V	1998 M	1999 V	1999 M	2000 V	2000 M	2001 V	2001 M	2002 V	2002 M	2003 V	2003 M	% Grad Taking SAT
Alabama	545	534	562	558	561	555	559	555	559	554	560	559	559	552	10
Alaska	514	501	521	520	516	514	519	515	514	510	516	519	518	518	55
Arizona	521	520	525	528	524	525	521	523	523	525	520	523	524	525	38
Arkansas	545	532	568	555	563	558	563	554	562	550	560	556	564	554	[illegible]
California	494	508	497	516	497	514	497	518	498	517	496	517	499	519	54
Colorado	533	534	537	542	536	540	534	537	539	542	543	548	551	553	27
Connecticut	506	496	510	509	510	509	508	509	509	510	509	509	512	514	84
Delaware	510	496	501	493	503	497	502	496	501	499	502	500	501	501	[illegible]
District of Columbia	483	467	488	476	494	478	494	486	482	474	480	473	484	474	77
Florida	495	493	500	501	499	498	498	500	498	499	496	499	498	498	61
Georgia	478	473	486	482	487	482	488	486	491	489	489	491	493	491	68
Hawaii	480	505	483	513	482	513	488	519	486	515	488	520	486	518	[illegible]
Idaho	542	524	545	544	542	540	540	541	543	542	539	541	540	540	18
Illinois	542	547	564	581	569	585	568	586	576	589	578	596	583	596	11
Indiana	486	486	497	500	496	498	498	501	499	501	498	503	500	504	63
Iowa	584	588	593	601	594	598	589	600	593	603	591	602	586	597	[illegible]
Kansas	566	563	582	585	578	576	574	580	577	580	578	580	578	582	9
Kentucky	548	541	547	550	547	547	548	[illegible]	550	550	550	552	554	552	13
Louisiana	551	537	562	558	561	558	[illegible]	[illegible]	[illegible]	562	561	559	563	559	8
Maine	501	490	504	501	507	503	[illegible]	[illegible]	[illegible]	500	503	502	503	501	70
Maryland	506	502	506	508	507	507	[illegible]	509	508	510	[illegible]	513	509	515	68
Massachusetts	503	498	508	508	511	511	511	[illegible]	511	515	[illegible]	[illegible]	516	522	82
Michigan	529	534	558	569	557	565	557	569	561	572	558	[illegible]	564	576	11
Minnesota	552	558	585	598	586	598	581	594	580	589	[illegible]	[illegible]	[illegible]	591	[illegible]
Mississippi	552	538	562	549	563	548	562	549	568	551	559	[illegible]	[illegible]	551	4
Missouri	548	541	570	573	572	572	572	577	577	577	574	580	[illegible]	583	8
Montana	540	542	543	546	545	546	543	548	539	539	[illegible]	547	538	543	28
Nebraska	559	562	565	571	568	571	560	571	562	568	561	[illegible]	573	578	[illegible]
Nevada	511	511	510	513	512	517	510	517	509	515	509	518	510	517	38
New Hampshire	518	510	523	520	520	518	520	519	520	516	519	519	522	521	75
New Jersey	495	498	497	508	498	510	498	513	499	513	498	513	501	515	85
New Mexico	554	546	554	551	549	542	549	543	551	542	551	543	548	540	[illegible]
New York	489	496	495	503	495	502	494	506	495	505	494	506	496	510	82
North Carolina	478	470	490	492	493	493	492	496	493	499	493	505	495	508	68
North Dakota	579	578	590	599	594	605	588	609	592	599	597	610	602	613	4
Ohio	526	522	536	540	534	568	533	539	534	539	533	540	536	541	[illegible]
Oklahoma	553	542	568	564	567	560	563	560	567	561	565	562	569	562	8
Oregon	515	509	528	528	525	525	527	527	526	526	524	528	528	527	57
Pennsylvania	497	490	497	495	498	495	498	497	500	499	498	500	500	502	73
Rhode Island	498	488	501	495	504	499	505	500	501	499	504	503	502	504	74
South Carolina	475	467	478	473	479	475	484	482	486	488	488	493	493	496	59
South Dakota	580	570	584	581	585	588	587	588	577	582	576	586	588	588	4
Tennessee	558	544	564	557	559	553	563	553	562	553	562	555	568	560	14
Texas	490	489	494	501	494	499	493	500	493	499	491	500	500	491	57
Utah	566	555	572	570	570	568	570	569	575	570	563	559	566	559	7
Vermont	507	493	508	504	514	506	513	508	511	506	512	510	515	512	70
Virginia	501	496	507	499	508	499	509	500	510	501	510	506	514	510	71
Washington	513	511	524	526	525	526	526	528	527	527	525	529	530	532	56
West Virginia	520	514	525	513	527	512	526	511	527	512	525	515	522	510	20
Wisconsin	552	559	581	594	584	595	584	597	584	596	583	599	585	594	7
Wyoming	534	538	548	546	546	551	545	545	547	545	531	537	548	549	11
NATIONAL AVG.	500	501	505	512	505	511	505	514	506	514	504	516	507	519	48

NOTE: In 1995, the College Board recentered the scoring scale for the SAT by reestablishing the original mean score of 500 on the 200-800 scale. The College Board states that comparing states or ranking them on the basis of SAT scores alone is invalid, and the College Board discourages doing so. (1) Based on number of high school graduates in 2003, as projected by the Western Interstate Commission for Higher Education, and number of students in the class of 2003 who took the SAT.

Average SAT Scores by Parental Education, 2003

Source: The College Board

(Deviation in points from mean score shown by highest level of educational attainment of test taker's parent. Mean 2003 verbal score was 507. Mean 2003 math score was 519.)



-100
-80
-60
-40
-20
0
20
40
60
80
100
-94
-76
-37
-44
-20
-28
18
15
52
50
No H.S. diploma
H.S. diploma
Associate degree
Bachelor's degree
Graduate degree
SAT Verbal
SAT Math

WORLD ALMANAC QUICK QUIZ

What percent of U.S. public high school students entering the 9th grade in 1997 graduated from high school 4 years later?
(a) 91% (b) 85% (c) 76% (d) 67%

For the answer look in this chapter, or see page 1008.

Top 50 Public Libraries in the U.S. and Canada, 2003

Source: Public Library Data Service, Statistical Report 2003, Public Library Association
Ranked at end of the 2002 fical year by population served.

Population served	Library name and location	No. of branches[1]	No. of holdings	Circulation	Annual acquisition expenditures
3,694,820	Los Angeles Public Library (CA)	67	5,765,741	13,090,726	$16,002,561
3,491,500	Los Angeles Public Library, County of (CA)	84	8,796,269	15,800,870	7,020,226
3,313,573	New York Public Library (NY)	80	6,647,603	15,097,886	11,850,608
2,896,016	Chicago Public Library (IL)	77	10,943,765	7,296,588	11,452,000
2,481,494	Toronto Public Library (ON)	97	7,573,955	29,224,857	8,601,569
2,465,326	Brooklyn Public Library (NY)	59	6,049,372	11,451,756	8,050,520
2,229,379	Queens Borough Public Library (NY)	62	9,151,020	16,803,725	8,811,802
1,953,631	Houston Public Library (TX)	37	4,713,879	6,085,583	6,331,109
1,916,466	Miami-Dade Public Library System (FL)	33	3,811,881	5,005,058	5,716,380
1,737,034	King County Library System (WA)	42	4,197,403	14,910,534	8,649,921
1,700,000	Broward County Libraries Division (FL)	36	2,482,553	8,394,685	6,041,252
1,517,550	Philadelphia, The Free Library of (PA)	54	6,219,231	7,024,391	8,002,171
1,488,600	San Antonio Public Library (TX)	18	1,935,036	4,863,676	2,817,722
1,373,947	Phoenix Public Library (AZ)	12	1,973,515	10,802,370	4,491,462
1,336,449	Carnegie Library of Pittsburgh (PA)	19	2,135,030	3,256,853	3,089,933
1,255,700	San Diego Public Library (CA)	33	3,199,014	6,995,244	3,926,917
1,227,024	Hawaii State Public Library System (HI)	49	3,356,529	7,155,643	3,174,613
1,219,147	Sacramento Public Library (CA)	24	2,053,904	4,809,397	3,757,200
1,200,817	Harris County Public Library (TX)	25	2,099,387	5,329,528	2,928,278
1,188,580	Dallas Public Library (TX)	22	5,844,333	4,915,119	3,553,207
1,166,098	Las Vegas-Clark County Library District (NV)	24	2,379,506	7,498,092	7,672,391
1,110,000	San Bernardino County Library (CA)	29	1,063,027	2,931,733	1,615,943
1,048,319	Providence Public Library (RI)	9	1,232,771	883,979	1,130,371
1,026,906	Tampa-Hillsborough County Public Library (FL)	21	2,026,358	5,013,714	4,105,384
1,020,003	Fairfax County Public Library (VA)	21	2,639,432	12,114,743	5,616,968
951,270	Detroit Public Library (MI)	24	7,314,712	1,151,952	2,275,666
950,265	Buffalo & Erie County Public Library (NY)	51	3,492,039	8,155,364	5,002,074
917,971	San Jose Public Library (CA)	17	2,108,284	11,635,850	4,517,000
904,987	Calgary Public Library (AB)	15	1,975,782	12,387,225	3,310,030
897,472	Memphis/Shelby County Public Library & Info. Ctr. (TN)	21	2,033,008	3,347,774	1,697,070
895,000	Orange County Library System (FL)	13	2,347,886	5,290,875	3,806,289
890,356	Tucson-Pima Public Library (AZ)	19	1,300,000	5,761,423	3,214,800
873,490	St. Louis County Library District (MO)	19	2,512,804	8,743,064	4,875,946
873,341	Montgomery County Dept. of Public Libraries (MD)	22	2,826,392	11,263,334	5,112,510
870,400	Contra Costa County Library (CA)	22	1,089,685	4,036,417	2,735,245
845,000	Atlanta-Fulton Public Library (GA)	30	2,479,718	3,054,633	3,376,652
835,362	Cincinnati & Hamilton County, The Public Lib. of (OH)	41	9,829,015	14,403,659	8,629,119
832,693	Indianapolis-Marion County Public Library (IN)	22	2,380,284	12,644,394	4,473,680
816,791	Prince George's County Memorial Library System (MD)	18	2,109,553	4,071,489	4,484,823
797,176	Columbus Metropolitan Library (OH)	20	2,928,785	15,323,568	7,105,981
793,600	San Francisco Public Library (CA)	26	2,236,464	6,328,889	5,461,096
790,000	Ottawa Public Library (ON)	33	2,339,950	7,601,022	2,688,140
778,879	Jacksonville Public Library (FL)	14	2,322,306	4,773,855	3,423,900
766,221	Palm Beach County Library System (FL)	14	1,197,332	5,714,696	4,149,040
754,292	Baltimore County Public Library (MD)	16	1,827,338	9,535,461	5,547,986
753,000	Charlotte & Mecklenburg County, Pub. Lib. of (NC)	22	1,761,548	6,404,831	2,839,576
740,974	Hennepin County Library (MN)	26	1,900,000	11,489,538	5,200,000
735,343	Rochester Public Library (NY)	10	1,201,262	1,838,233	1,253,620
693,604	Louisville Free Public Library (KY)	16	1,291,613	3,593,721	3,201,339
687,050	Kern County Library (CA)	24	1,039,831	1,839,343	1,308,018

(1) Main branch not included.

Number of Public Libraries and Operating Income, by State, 2001

Source: Public Libraries Survey, National Center for Education Statistics, U.S. Dept. of Education
(data for fiscal year 2001; operating income in thousands)

STATE	No. of libraries[1]	Operating Income[2]	STATE	No. of libraries[1]	Operating Income[2]	STATE	No. of libraries[1]	Operating Income[2]
Alabama	283	$68,132	Kentucky	189	$79,874	Ohio	718	$682,412
Alaska	103	23,681	Louisiana	329	112,068	Oklahoma	210	63,440
Arizona	176	118,286	Maine	280	27,985	Oregon	210	112,473
Arkansas	209	38,704	Maryland	175	182,940	Pennsylvania	636	277,782
California	1,063	890,168	Massachusetts	490	220,510	Rhode Island	72	36,378
Colorado	243	167,910	Michigan	654	329,283	South Carolina	183	75,829
Connecticut	242	146,593	Minnesota	359	149,420	South Dakota	145	14,988
Delaware	37	16,059	Mississippi	237	37,393	Tennessee	285	75,791
District of Columbia	27	28,575	Missouri	363	153,728	Texas	825	319,354
Florida	473	383,109	Montana	107	15,425	Utah	107	56,915
Georgia	366	155,868	Nebraska	289	37,036	Vermont	190	13,408
Hawaii	50	23,876	Nevada	87	62,888	Virginia	338	199,658
Idaho	143	25,787	New Hampshire	238	35,575	Washington	320	233,162
Illinois	786	512,341	New Jersey	458	315,890	West Virginia	177	26,844
Indiana	430	245,243	New Mexico	101	28,885	Wisconsin	455	166,870
Iowa	561	73,270	New York	1,089	902,746	Wyoming	74	15,740
Kansas	373	77,092	North Carolina	379	156,375			
			North Dakota	89	8,837	U.S. TOTAL	16,421	$8,222,619

(1) Includes central libraries and branches. (2) Some totals may be underestimated because of nonresponse.

Juveniles on death row

The 82 men who were younger than 18 when they committed the crime that led to a sentence of death account for about 2 percent of the inmates facing execution.



Race of inmate
Black 45%
White 32%
Latino 19%
Other 4%
Age at time of crime
Age 16 23%
Age 17 77%



Where they are
Alabama 14
Arizona 6
Florida 4
Georgia 2
Kentucky 1
Louisiana 8
Mississippi 5
Missouri 2
Nevada 1
N. Carolina 3
Pa. 4
S. Carolina 4
Texas 27
Virginia 1

Note: The 82 prisoners include seven who have reversed sentences and are awaiting final disposition.

SOURCE: Death Penalty Information Center GLOBE STAFF

TUESDAY, JANUARY 27, 2004

THE BOSTON GLOBE

John Jennings CRAPO. no A

JJC/jjc

PAID

MONDAY, JANUARY 26, 2004

Ice and isolation for Nantucket

Jan 27 2004 John Jennings CRAPO, MO Ae

Severe freeze pinches supplies and island residents' sense of freedom

By Kathleen Burge
GLOBE STAFF

NANTUCKET — Islanders are used to living according to the whims of nature. Snowstorms ground airplanes; wind gusts delay boats.

But these past two days, when the harbor iced over as far as the eye could see, trapping ferries like flies caught in spider webs, the islanders' connection to the mainland seemed a bit more tenuous.

With the two daily weekday freight ferries and three round-trip passenger ferries canceled, fuel and food are not getting in, and people are having a harder time getting out.

Students heading to sports events had to schedule last-minute plane flights, depleting travel budgets in a single weekend. The meat aisle at Grand Union looked anemic. And the lunch counter at Congdon's Pharmacy was out of sliced turkey.

"I really never thought about

NANTUCKET, Page A11


PAID

55C155C

GLOBE STAFF PHOTO/DAVID L. RYAN

A Coast Guard vessel tried to cut a path through the ice in Nantucket Sound yesterday.


GO PATS!
Good Luck at the Super Bowl!

John Jennings CRAPO

STAFF PHOTO BY JOHN WILCOX

SHARING SPOILS: Gov. Mitt Romney hands out chocolate-covered nuts sent to him as tribute by the governor of the Colts' home state of Indiana outside the State House yesterday.

BOSTON HERALD TUESDAY, JANUARY 27, 2004

Fed judge believes Sampson is sick mentally

By J.M. LAWRENCE

A federal judge said yesterday he believes condemned killer Gary Lee Sampson was mentally ill when he murdered three men, but will sentence the drifter to death Thursday.

"If it had been up to me, I would have found Sampson had a mental illness — bipolar disorder," U.S. District Court Judge Mark L. Wolf said from the bench.

Not a single juror believed Sampson was mentally ill or impaired when he went on a six-day killing spree in 2001.

The judge said he found defense psychiatrist Dr. Angela Hegarty "more credible" than government expert Dr. Michael Wellner. Hegarty testified she met with Sampson over more than 80 hours while Wellner said he saw Sampson for less than five hours and spent many more hours reviewing prior psychiatric reports.

Hegarty found Sampson suffered from bipolar disorder or manic depression while Wellner found he is not mentally ill. Hegarty was paid about $25,000 for her work, while Wellner billed the government for $112,000, according to records.

Wolf said that while he disagreed with the jury about Sampson's mental health, jurors had enough other evidence to back their verdict for death.

Sampson, 44, stabbed and cut the throats of Philip McCloskey, 69, of Taunton, and Jonathan Rizzo, 19, of Kingston, in Massachusetts and then strangled Robert "Eli" Whitney in New Hampshire. He confessed and pleaded guilty.

Rizzo's father, Michael, said he found the judge's statement "curious." "It sort of undermines the jury," he said. "I don't know what the relevancy is. Who really cares what his opinion is at this point?"

JJC/jjc

PAID

REPORT BLASTS GEOGHAN CONCORD

By FRANCI RICHARDSON

The investigative report on the prison slaying of defrocked priest John J. Geoghan will slam hard the leadership at MCI-Concord, faulting inept administrators for allowing their largely undisciplined staff to run amok, a source said.

"Concord is going to get their wings clipped, torn off and thrown away," the source said.

"There is no discipline (there), no respect for the superior staff. Officers did much of what they wanted and nobody stopped them."



GEOGHAN: Defrocked priest was slain by a fellow inmate.

The report, which other sources say is due at the Executive Office of Public Safety any day, is a look into the August murder of 68-year-old Geoghan, allegedly at the hands of fellow inmate and convicted killer Joseph L. Druce at the Souza-Baranowski Correctional Center.

The report also delves into the Department of Correction's classification system that allowed Geoghan, a convicted child molester, to be housed in the same section as Druce.

Geoghan suffered so much emotional and physical abuse from guards at Concord that he welcomed the transfer to Souza-Baranowski, sources have said.

The report blames the officers' abuse and Geoghan's transfer on the Concord leadership, which includes Superintendent Michael Grant. Grant, who was fired from his post this week, overrode a three-panel decision to keep Geoghan at the lower-security Concord and instead sent him to the maximum-security prison.

The Herald has reported that Grant was bullied by the correction officers union, including member Cosmo A. Bisazza, who had vowed to move Geoghan to a more dangerous facility.

"The report is going to come out about the union and him kowtowing to the union. It's going to show that the staff at Concord is out of control, and it's been out of control and Mike Grant didn't have a clue," said the source, adding that Grant started his career as a low-level recreation officer for inmates. "Grant was inexperienced for the job and should never have been put in there by (former DOC Commissioner Michael) Maloney."

Maloney has been on medical leave since last year.

Reached at home yesterday, Grant would only say, "I've got no comment, thank you very much."

Maggie Mulvihill contributed to this report.

John J. CRAPO, pro se JJC/jjc

BOSTON HERALD TUESDAY, JANUARY 27, 2004

Suspect sought in gunning down of New Bedford dad

John Jennings CRAPO, Pro Se

By JESSICA HESLAM

A 28-year-old New Bedford father on the way to visit his toddler daughter was shot in the head and left to die on the street Sunday night, police and friends said yesterday.

"He was very outgoing and full of life. It's sad the way Raymond had to pass on," Stacie Andrade said of her longtime pal, Raymond Andrade, who was gunned down at 6:18 p.m.

Andrade, who is no relation to the victim, said a witness told her that her friend was shot once in the head by a gunman who hopped out of a white Dodge Neon.

Police have made no arrests and said witnesses saw a small, light-colored car flee the scene around the time of the shooting. Andrade was pronounced dead at the scene and was found lying in the middle of Griffin Court, police said.

Raymond Andrade, who grew up in New Bedford and leaves a 2-year-old daughter, comes from a large family and was unemployed, said Stacie Andrade, who organized a vigil last night for her fallen friend.

"This is a sad situation. We want the violence to stop around here," she said. New Bedford had a record 12 murders last year.

Staci Andrade said she has no idea who shot her friend, who was coming from another friend's house, or why. He was on his way to visit his daughter, she said.

JJC/

jjc



GT0244A7
BETTER IF USED BEFORE
Ingredients: Strawberry filling (corn syrup, dextrose, high fructose corn syrup, crackermeal, water, modified wheat starch, partially hydrogenated soybean oil, dried strawberries, dried apples, dried pears, citric acid, caramel color, red #40, xanthan gum, soy lecithin, yellow #6), enriched wheat flour, sugar, partially hydrogenated soybean oil, corn syrup, dextrose, salt, high fructose corn syrup, leavening (baking soda, sodium acid pyrophosphate, monocalcium phosphate, calcium sulfate), corn cereal, gelatin, color added, red #40, niacinamide, reduced iron, blue #1, vitamin A palmitate, pyridoxine hydrochloride (vitamin B6), riboflavin (vitamin B2), thiamin hydrochloride (vitamin B1) and folic acid.
CONTAINS WHEAT INGREDIENTS.
MADE BY KELLOGG USA INC. BATTLE CREEK, MICH. 49016, U.S.A.
® KELLOGG COMPANY © 2003 KELLOGG COMPANY
K31731H / K12544 / 000
0 38000 31731 6
CONSUMER COMMENTS
TO OPEN LIFT SEAL AND TEAR
John J. CRAPO
Kellogg's® pop-tarts® toaster pastries
Kellogg's® pop-tarts®
2 TOASTER PASTRIES
NET WT 3.67 OZ. (104g)
FROSTED
Strawberry
Kellogg's® pop-tarts® toaster pastries
While Kellogg's® Pop-Tarts® are fully baked and ready-to-eat right from the pouch, if you prefer them warmed, please follow these instructions:
• Toasting appliance and microwave capabilities differ by manufacturer. Follow the manufacturer's guidelines for safe use.
• Be sure your appliance is clean and functioning correctly.
• Children should always be closely supervised when operating toasting appliances and microwaves.
Due to possible risk of fire, never leave your toasting appliance or microwave unattended.
No Refrigeration Needed
Pop-Tarts® Toasting Instructions:
1. Remove pastry from pouch.
2. Warm pastry in toasting appliance at lowest or lightest heat setting for one heating cycle only.
3. Cool briefly before carefully removing pastry from toasting appliance.
Pop-Tarts® Microwave Instructions:
1. Remove pastry from pouch. Place pastry on a microwave-safe plate.
2. Microwave on high setting for 3 seconds.
3. Cool briefly before handling.
If Pastry is overheated, frosting/filling can become extremely hot and could cause burns.
Nutrition Facts
Serv. Size 2 Pastries (104g)
Calories 410
Fat Cal. 90
*Percent Daily Values (DV) are based on a 2,000 calorie diet.
Amount/serving %DV* Amount/serving %DV*
Total Fat 10g 15% Total Carb. 75g 25%
Sat. Fat 2g 10% Fiber 2g 8%
Cholest. 0mg 0% Sugars 38g
Sodium 340mg 14% Protein 5g
Vitamin A 20% • Vitamin C 0% • Calcium 2%
Iron 20% • Thiamin 20% • Riboflavin 20%
Niacin 20% • Vitamin B6 20% • Folic Acid 20%
Phosphorus 6%
TO OPEN LIFT SEAL AND TEAR

My Table of Contents

My Shareholder proposal to Sara Lee Corporation page one(01) of Four(04) pages

Comes my Exhibits John J. Crabb, pro se

More

PAID

page two (02) my table of contents of Four (04) pages
my Sarah Lee Corp sharhldr proposal
John Jennings Crapo, pro se

Sixteen (16) The Yankees' Mr Jorge POSADO
hit two run double off Red Sock
pitcher Mr Pedro MARTINEZ
tying game - IN 08th innins
New York times oct 17th 2003

Seventeen (17) His Honor City of Boston
mayor Thomas M. Menino
Co[illegible] Boston People's Voice
oct 10 2003

EIGHTeen (18) "[illegible] BIDS Good
RIDDANCE - - -" oct 14 2003
Boston Herald

Nineteen (19)
TWENTY (20) "Captain Bligh WAS
Framed - - -" The Boston
Globe oct 13 2003

Twenty (21) Former JUDGE is
named to head the State
Ethics COMMISSION - - - -
The Boston Globe oct 15 2003

Twenty-two (22) citing Chicago style
sources
Mr alan Dershowitz
Harvard university Law School
oct 14 2003 The Boston Globe

Twenty-three (23) chief of psychiatry MA Gen
Hospital says 22% of state's
Children Need Mental HLTH Care
only 12% get it oct 14 2003
The Boston Globe

Twenty-four (24) City of New Bedford & office of
county Sheriff hold Crime
Forum The Boston Herald
oct 16 2003

more

par three (03) of four (04) pages
my ... contents
My Sara Lee Corp shareholder proposal
John Jennings Crapo, Pro Se

Twenty-Five (25) Oceanarium panel weighs shut-down of troubled project
Boston Herald oct 16 2003

Twenty-Six (26) Sara Lee Corp. annual meeting oct 30 2003 ...

Twenty-seven (27) Sara Lee Corporation annual annual meeting for holders ...

Twenty-Eight (28) MA. Two other states to probe founder's oct 10 2003
Boston Globe

Twenty-Nine (29) Bristol Cnty "Mayor and High Sheriff in Turf War ... Sept 25 2003
The Boston Herald

Thirty (30) STAT Regulator summonses

Thirty one (31) Three (03) Investment companies The Boston Globe oct 17 2003

Thirty-two (32) Mr Pedro MARTINEZ oct 17 2003
The Boston Globe

Thirty-three (33) Aunt of His Honor the Mayor obituary
oct 17 2003
Boston Herald

Thirty-four (34) Death Notices By City, town
oct 17 2003
The Boston Globe

MORE

Page FOUR(04) OF Four(04) pages

MY table OF Contents

SARA LEE

My Sara Lee Corporation Shareholder proposal

John J. CRAPO, pro se

Thirty-Five (35) Fleet Boston Financial Corporation Oct 17, 2003 face Fines of ten prope

the Boston Globe 17 Oct 2003

Thirty-six (36) "AMISTAD Story, a legacy..." The Boston Globe oct 18, 2003

Thirty-Seven (37) "IN a CORPORATE BOARD ROOM" Boston HERALD oct 18 2003

Thirty-Eight (38) "UNRAVELING The Secrets of PETRA, --- Center of the Desert---" The New York times oct 17 2003

thirty-Nine (39) Same as for # thirty-eight (38)

Fourty (40)

Forty-one (41) NABISCO --- WAFERS Oct 18th 2003

Forty-two (42) A SMART MOVE --- Family seeks IVY League Gold--- Divers other information SAN JUAN, et Cetera

Forty-three (43) Saturday profile, "aimins at Judicial targets ALLOVER the WORLD --- heroism is done day to day, Working on What IS IN Front of Me

Forty-Four (44) ELDON STORAGE SIMPLIFILE JUNK BOX

PAID

#3077

JJC/JJC

Boston Globe Oct 11 2003

Md. couple bequeaths $1m gift to school for scholarships

John J. CRAPO Pro Se

PAID

By Linda Perlstein
WASHINGTON POST

GAITHERSBURG, Md. — As a girl in the early 1920s, Wilma Watkins walked to Gaithersburg High School from the big white house on Central Avenue, where her family raised flowers for sale.

As a teacher at the school for more than a decade, she never deviated from the lessons in the black book she kept. As vice principal until her retirement in 1966, "her forte was the attendance problems," recalled former colleague Carroll Kearns. "She handled those with dispatch."

And even back then, in a small town too rooted in farming for many to consider leaving, she encouraged students to go to college.

Years after her death, that encouragement will continue. Her husband of 50 years, Lou... an engineer for the federal government, died in December, four years after she did. His will bequeaths about $1 million, 30 percent of the estate, to establish the Wilma Watkins Ulmer Memorial Scholarship Fund, for the students of Gaithersburg High to pursue higher education.

The total that winds up at the school is predicted to be about $700,000, once the estate is settled and taxes are paid. Such large gifts from individuals to public schools, especially from teachers, are so rare that no major philanthropy association tracks them.

"For the employee of any organization where people are paid that rate to make a gift of that size is amazing," said Melissa Brown, editor of Giving USA, the annual report of the Trust for Philanthropy of the American Association of Fundraising Counsel. "A lot of those organizations talk about a major gift and it has three zeros, not six."

Gary Miller, Gaithersburg High principal, could barely believe it when he learned about the endowment, which had not been announced publicly.

Among the staff members who had heard, he said, "there's a sense of wonderment."

"There are some groups [of students] in Montgomery County, in all schools, that don't look at college as a normal extension of their educational career," Miller said. "If we can provide incentives like this, that unlocks doors for people over time that they maybe assumed were shut."

Given Wilma Ulmer's dedication to both education and her hometown, the destination of the gift has surprised none who knew her. But old-timers in Gaithersburg are tickled by the gift, coming as it did from former public-sector employees whose primary indulgences were an annual vacation in Rehoboth Beach, Del., tickets to home football games at the University of Maryland, and a yellow 1981 Mercury Zephyr.

Wilma Ulmer was born in 1906. After graduating from Gaithersburg High, she received her bachelor's degree from George Washington University and began teaching at the high school in 1929, at various times English, French, and social studies. She received a master's at University of Maryland, where her thesis surveyed Maryland schools in the mid-19th century.

Ron Watkins, 60, said his aunt based her life on the philosophy of her mother. "Get as much education as you can," her admonition went. "It's the only thing nobody can take away from you."

John Jennings CRAPO, Pro Se

one of of Forty-Four (44) exhibits

#Two(02) of Forty-four (44) exhibits

Mitt pulls plug on oceanarium funds

John J. Crapo, pro se

Gov. Mitt Romney has rejected a request to contribute state funds to a $67 million "oceanarium" project in New Bedford.

"Basically, it just came down to dollars and cents and there is not enough capital funding available for all the requests," said Nicole St. Peter, spokeswoman for Romney.

The New Bedford Oceanarium Board has been seeking funding from both private and public sources for roughly six to seven years. In May, it slashed its proposed cost in half from $135 million after it was denied federal tax credits that would have helped it to pay for the project.

Representatives for the oceanarium project sought funding from the state's capital spending budget, which amounted to $1.3 billion for the fiscal year 2004, St. Peter said.

She said $1.1 billion was already allocated for projects that are underway, leaving $178 million for new projects.

But even the available $178 million is starting to be accounted for, St. Peter said, mentioning a recent announcement for an environmental protection project.

Proponents of the oceanarium claim former Govs. Paul Cellucci and Jane Swift had promised to give funds to the project.

"There was a verbal and written commitment," said Ann Marie Lopes, spokeswoman for the project.

Lopes said the project had been using previous state funding for the planning phase of the project, but it is in need of additional money to renovate the site it is currently renting for the oceanarium.

"There are an incredible number of permits that you need to have to build a facility of this size," Lopes said.

Opponents like Rep. Marie Parente, (D-Milford), disagree that the board has been using its funds wisely. Parente has helped to launch an investigation into the oceanarium to see if they were using earlier grants of $5 to $6 million wisely.

"There was nothing to show for it," Parente said. "I just wondered why we were making an investment in a project that didn't seem to be going anywhere."

Parente also there was no record of any commitment from prior governors.

She said a letter was written during the Cellucci administration looking favorably at the oceanarium project, if certain actions were taken, but Parente said little progress has been made.

Another critic of the project, Leo Allen, said some members of the oceanarium board have questionable motives.

"It has been a snake oil project from day one — the numbers used, the projections used. It does not meet any of the criteria for a project like this to succeed," he said.

Both Allen, who is a former member of the board of directors of the New Bedford Economic Development Council, and Parente also said they were concerned that some members of the oceanarium board could want to link a casino to the oceanarium.

Lopes said the New Bedford Oceanarium Board will meet next week to consider further options.

— ASSOCIATED PRESS

SATURDAY, OCTOBER 11, 2003 BOSTON HERALD

JJC/jjc

#three(03) OF Forty-Four (44) exhibits

Lawyer is fined for writing while overseeing bar peers

John J. CRAPO, pro se

FRIDAY, OCTOBER 10, 2003 BOSTON HERALD

By JAY FITZGERALD

A lawyer overseeing the conduct of Bay State attorneys got hit yesterday with $10,000 in fines and payments for writing legal thrillers while at work and using office subordinates to help him complete his novels.

The State Ethics Commission said yesterday that it reached an agreement with Michael Fredrickson, general counsel of the Massachusetts Board of Bar Overseers, that calls for him to pay a $5,000 fine for violating the state's conflict of interest law. That fine resulted from Fredrickson "using his office, office equipment and office time to write novels."

PAID

His novels — dealing mostly with crooked cops, pols and gangsters — have received some local acclaim since he wrote them in 1999 and 2001, respectively.

The commission also said Fredrickson will pay a $5,000 civil forfeiture to the board as reimbursement "for time he and his subordinates spent on the novels."

"Public employees — including high-ranking agency heads — don't get to conduct private business on the taxpayers' dime," said Peter Sturges, executive director of the ehtics commission.

Michal Mone, a lawyer for Fredrickson, disputed whether his client is a state employee. The Board of Bar Overseers, created by the Massachusetts Supreme Judicial Court, doesn't get state funds. Mone said it falls in a gray area when it comes to whether it's a public or private entity.

Mone said Fredrickson, 58, the BBO's top lawyer since 1989, kept the board informed about his writings and reimbursed it for expenses.

In a statement, the Board describing Fredrickson as an "exemplary" employee who will keep his job.

JJC/JJC

The Boston Globe
THURSDAY, OCTOBER 9, 2003
VOLUME 264
NUMBER 101
50 cents
75 cents beyond 30 miles from Boston

#FOUR (04) OF Forty-four (44) exhibits

Some officers of (one) charities steer assets to selves

John J. CRAPO, pro se

Spotlight

This article was reported and written by the Globe Spotlight Team: Reporters Beth Healy, Francie Latour, Sacha Pfeiffer, and Michael Rezendes, and editor Walter V. Robinson.

First in a series of occasional articles.

When Jennifer Felton Cabot was married i[illegible]vember 2001, in Boca Gra[illegible]ere her parents have [illegible]er compound on the Gulf of Mexico, the wedding announcement appeared [illegible] The New York Times. And her father, Paul C. Cabot Jr. of Needham, made sure the ceremony was a top-shelf event. The wedding, he said this week, cost almost \$200,000.

Now, questions about the source of the \$200,000 may eclipse the wedding memories. Cabot, the son of legendary Boston investment banker and Harvard treasurer Paul C. Cabot, paid for the wedding by using funds from a foundation his late father established to benefit tax-exempt charitable causes.

For Cabot, charity indeed begins at home: From 1998 through 2002, he tapped the assets of the Paul and Virginia Cabot Charitable Trust, of which he is a trustee, to pay himself \$5,185,216. His annual salary topped out at \$1.4 million in 2001 — a year in which, he says, he gave himself a raise to help pay for the wedding.

During the same five years, Cabot donated an average of \$400,000 a year to charities; and the foundation's assets have now [illegible]ndled to \$5 million.

The [illegible]st majority of private c[illegible] foundations — there are [illegible] than 60,000 of them in the United States — are governed by [illegible]stees who take no compensation [illegible] all. But an investigation by the Globe Spotlight Team has found scores of foundations whose tax returns show that officers and directors are themselves the principal beneficiaries of foundation assets that are intended for

SPOTLIGHT, Page A42

PAID

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Five(05) of Forty-four (44) exhibits

For some trustees,

Oct 09 2003 Boston Globe Three(03)

▶ **SPOTLIGHT**
Continued from Page A1

charitable causes. John J. CRAPO

In some cases, pay to foundation officers exceeds annual donations, draining away funds that could otherwise support hard-pressed charities. Federal rules governing foundations require that any compensation be "reasonable."

Some examples that appear to flout that federal guideline:

■ A gilded retirement package for the head of The William T. Morris Foundation of New York. The foundation more than tripled its president's compensation to more than $900,000 between 1997 and 2001. An $88,000-a-year foundation employee also doubles as a driver for the president, who is 86 and semiretired.

■ The Hocker Foundation of Rancho Santa Fe, Calif., which wrote just three grants over four years, a total of $265,000 that all went to one charity, a hospital. During the same four years, the trustee, who lists himself as a full-time employee, was paid $580,000. He also violated rules governing private foundations when he took a personal loan from the foundation for $200,000, which he repaid.

■ A San Francisco-area foundation, Franklin Holding Corp., paid its chairman $3.5 million in 1998. That year, its charitable donations amounted to just $1.6 million, all of that donated to a hospital.

■ The Lucille and Vic Wertz Foundation of Chicago, endowed by Wertz, a onetime Red Sox and Detroit Tigers slugger. After Wertz's widow died, her two brothers took control of the foundation. Over one recent five-year stretch, they paid themselves more than $1 million in trustee fees from the $7 million in assets, while donating only to $175,000 to charities. Wertz's philanthropic focus on youth groups has been largely abandoned. The brothers, Richard T. and George T. Caleel, did not respond to repeated requests for an interview.

■ The Gerda Lissner Foundation in New York was created to give grants to talented young opera singers, but its assets have dropped from $16.2 million to $12.4 million since 1998. During the same period, foundation director Betty Smith's salary has more than doubled, from $114,583 to $281,153. Smith said the foundation's board decided the raises were merited. But one of the board's directors, Edmund W. Badgley, said he never voted for any increase, and expressed surprise at Smith's compensation. Smith said Badgley was not present at meetings in which the raises were approved.

The world of foundations and trusts is regulated by the Internal Revenue Service and state attorneys general. But in practice, these charitable organizations operate virtually without scrutiny. The IRS audits only about 120 private foundations a year. And few states have the resources to keep track of the annual tax returns that flood their offices.

PAID

In an interview yesterday, Jamie Katz, chief of the Massachusetts attorney general's public charities division, said that because of an "antiquated database," his office does not even know how many private foundations — those established by individuals — there are among the 22,000 public charities in the state. And because private foundations operate largely out of public view, Katz said, complaints about them are rare.

Foundation directors defend hefty annual fees, even when their roles require only occasional involvement. And there are many whose roles fit that description.

A Globe analysis of public federal tax filings by thousands of foundations found hundreds of cases around the country where people who oversee charitable foundations received tens of thousands — and sometimes hundreds of thousands of dollars — for attending a handful of annual meetings.

In some instances, the tax returns show that well-paid directors worked "zero" hours. In others, the duties are minimal.

For example, the charter of a $28 million Philadelphia foundation, the George Jr. and Harriet E. Woodward Trust, dictates that the same seven charities receive the same grants each year. Nonetheless, payments to the two trustees averaged more than $100,000 a year between 1998 and 2002.

And in Danville, Va., the three nonbank trustees of the $21 million Carrington Charitable Trust have received annual fees averaging more than $40,000 each, even though the foundation tax returns report that they spend just 15 minutes a week on foundation business. That's a compensation rate of more than $3,350 an hour.

In an interview last week, trustee B. Carrington Bidgood said the tax return actually overstates his commitment. "Five minutes," he replied when asked how much time he devotes weekly to the foundation. "I don't keep track of all that. We have one meeting a year, and that's all," Bidgood said.

In the face of inaction by the Internal Revenue Service and state regulators, even obvious cases of excessive compensation almost always escape official notice.

Foundation tax primer

octo9 2003

Private foundations win donors a name in the philanthropy world — and big tax breaks. It works like this:

John's annual income is typically about $4 million. In 2002, he sells part of his business, sending his income soaring to $50 million. He'd like to give some money to charity and to cut his tax bill. If he donates cash, the maximum deduction he can take is 30 percent of his income, or $15 million, so he decides to establish a $15 million foundation.

If he starts a foundation with cash

$50 million adjusted gross income
$35 million taxable income

TAX: **$13.5 million** (38.6% rate x $35 million)

$15 million donation

If he doesn't start a foundation

$50 million taxable income

TAX: **$19.3 million** (38.6% x $50 million)

TAX SAVINGS: $5.8 million

This year, John's income is back to $4 million. He decides to donate some appreciated stock to the foundation.

He can deduct up to 20 percent from his income with a stock gift, or $800,000. So he donates stock worth $800,000 that he bought for $400,000, avoiding the capital gain.

If he donates stock to his foundation

$4 million income
$3.2 million taxable income

TAX: **$1.235 million** (38.6% rate x $3.2 million)

$800,000 stock donation

If he doesn't donate stock

$4 million income

TAX: **$1.544 million** (38.6% rate x $4 million)

$400,000 capital gain

TAX: **$60,000** (15% rate x $400,000)

TAX SAVINGS: $369,000

SOURCE: Grant Thornton accountant Laura J. Kenney

GLOBE STAFF GRAPHIC/DAVID BUTLER, BETH HEALY

Underfunded IRS unable to monitor trusts

John J. CRAPO

PAID BY

Eight (08)

By Michael Rezendes and Sacha Pfeiffer
GLOBE STAFF

The enormous surge of wealth in the 1990s fueled an explosion in the number and size of charitable foundations, so far outstripping the ability of the Internal Revenue Service to monitor the field that even some foundation trustees have grown alarmed.

The number of grant-giving charitable foundations increased by 73 percent in the boom years of the last decade, to nearly 62,000 across the country. Foundation assets more than doubled to almost $500 billion. And grant-making tripled to $30 billion a year.

But as the number of Americans who plowed new wealth into charitable foundations grew, the ability of the IRS to enforce the laws that govern foundations diminished. Foundation audits are now a rarity.

"While the public's trust with our field depends on government oversight, we have practically no oversight," said Dorothy S. Ridings, president of the Council on Foundations, at the trade group's annual meeting earlier this year.

Ridings said the IRS audits about 120 private foundations a year.

Many wealthy Americans establish foundations to support charities while reaping significant tax benefits and establishing family legacies. But the lack of meaningful federal or state oversight has allowed excesses and abuses by some trustees to go unchecked.

Many of the excesses found by the Spotlight Team investigation appear concentrated in family foundations that simply donate money to charitable causes, and not in the larger "operating foundations" that employ professional staffs to manage projects in public policy fields such as medicine and technology.

But some foundation trustees fear that the abuses of some will shake public confidence in all foundations. Concern about high foundation expenses and excessive perks escalated last month, when Congress considered legislation that would have barred foundations from including salaries and administrative costs in the 5 percent of assets they are required to donate to charitable groups each year.

> **'No one's watching. Foundations are largely unaccountable.'**
>
> PABLO EISENBERG
> *Georgetown University Public Policy Institute*

But following opposition from some foundations, the proposal was watered down. And neither the House nor the Senate versions of the bill now pending would provide the IRS with significantly greater funds to monitor foundations.

Opponents of tougher regulations say they could hamper the ability of foundations to manage their assets and ensure long-term grant giving. Supporters, meanwhile, say new regulations are needed because some foundation trustees have abused tax breaks and the opportunities to establish family legacies — often by putting family members on foundation payrolls.

"No one's watching," lamented Pablo Eisenberg, a senior fellow at the Georgetown University Public Policy Institute and co-author of a study on pay for foundation trustees. "Foundations are largely unaccountable, partly because the IRS does not have any money to oversee the whole sector, partly because it doesn't even read foundation tax returns."

Six (06) of Forty-four (44) exhibit

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Number Seven(07)OK Forty-four exhibit JJC/jjc

SPOTLIGHT REPORT CHARITY AT HOME

John J. CRAPO, pro se
nmc/09

'I do not squander this money on Ferraris or 85-foot yachts. I live a fairly modest life.'

PAUL C. CABOT JR., *on the $1.3 million salary he draws from the Paul and Virginia Cabot Charitable Trust*

PAID

One chance encounter pays huge dividends

John J. Crapo Pro Se

Oct 09 2003

By Francie Latour
GLOBE STAFF

Boston Globe

It's a common occurrence in the world of charitable giving: The job of foundation trustee is so cherished, the work so undemanding, and the pay so generous that trustees cling to their posts well past retirement — into their 70s, 80s, and beyond — while earning hundreds of thousands of dollars.

Edward R. Lake, a long-retired government worker living in Chicago, is one such trustee. In the 1940s, Lake's chance encounter with a reclusive multimillionaire turned into a friendship that came to pay huge dividends. In 1995 Lake was named executor to the estate of Frank J. Florik and trustee of his $29 million trust. The Florik Charitable Trust, Illinois' seventh-largest for giving in 2001, donates mostly to Catholic churches and schools.

In a four-year period between 1998 and 2001, Lake drew down $615,000 in trustee pay while making just a handful of large annual donations. Last year, as Lake turned 80, he took a $230,000 paycheck and wrote six checks. The trust assets themselves are managed by a Chicago bank.

"I don't know what the big issue is about how much money I've got," Lake said in an interview. He said he doesn't know how his salary is set, or by whom.

"Nobody's concerned about it," he said. "If the [Attorney General] of Illinois thinks it's a problem, he can try and do something about it."

While state laws vary, compensation for trustees is generally set by statute or by the court that administered the estate.

From small-town family trusts to prominent foundations, it isn't hard to find instances of elderly board members carving ample retirement stipends out of funds meant for charity.

In downtown New York, the $51 million William T. Morris Foundation has been very good to its elderly board president. Like Lake, the 86-year-old Edward A. Antonelli claims full-time work as a director. But his pay, at $809,000 in 2001, far exceeds the salaries set by law for New York's governor, attorney general, and the mayor of New York City combined.

The Morris Foundation, established in the 1940s by a manufacturing mogul, mainly supports major charitable institutions — hospitals, colleges, and museums. When asked by a reporter, Antonelli declined to answer questions about his work.

Other trustees make no claim to put in a full-time effort for their pay.

In Danville, Va., an 86-year-old friend of wealthy donors and a 78-year-old relative are each paid about $40,000 a year by the Alexander Berkeley Carrington Jr. and Ruth S. Carrington Charitable Trust. It's not a huge sum, but foundation tax returns indicate they spend 15 minutes per week on trustee work.

"We don't do a whole lot of work, but we do some head-scratching and we have some extensive discussions," said James W. Perkinson, 86, the retired accountant and longtime friend of the Carringtons of Danville, who made their money in the tobacco business. Perkinson is now a trustee for their charitable trust, which makes donations to local groups. "That type of work isn't pick-and-shovel work. It's background knowledge of what the Carringtons wanted, and there's no way to buy that."

Perkinson said the trustees meet anywhere from three to six times each year. Asked if the handful of meetings and other occasional work justified his salary, Perkinson said, "Definitely. Why shouldn't I? Everybody else gets paid."

A close friend of Florik's only surviving sister said she doubted that Florik, a self-made investor whose frugal ways were legend, would want hundreds of thousands of dollars going to anyone other than charity recipients.

Seven (07)

'A lot of people thought I couldn't do this, see? I don't appear to be slick enough. But I fooled them, I fooled them all. When they say Mr. Lake, that means Mr. Lake. Nobody calls me Ed.'

EDWARD R. LAKE
Executor, Florik Charitable Trust

PAID

"He did not care about money, but he pinched a penny harder than anybody, and didn't want it to be wasted," said Pam Ulrich, who attended church with the ailing 88-year-old Florence Florik and now cares for her. "What would an 80-year-old do with all of that money? I can't imagine that Frank would have gone along with that kind of a salary."

Lake said his foundation pay, which went from $110,000 in 2000 to $230,000 in 2001, has dramatically altered his lifestyle. And it has given him and his family a rare kind of retirement security. Once a $20,000-a-year federal agency employee, Lake and his wife moved from Lombard to Cary, Ill., where sprawling country homes offer sweeping river views. The couple can now afford long-term home health care, Lake said. And with some of his money, the retiree planned a trip for 10 relatives to Disney World this year. "I'm springing for everyone," Lake said. "The whole works. You only live once."

Asked what he does to earn the money, Lake said: "I get mail every day. I look at it, and I put it away, or if I have questions I ask [the bank] about it." Among the projects he funded, Lake said, was a renovation of a parochial school his nephew attended. Lake said he will draw the same kind of pay until 2005, when the trust is set to dissolve.

"A lot of people thought I couldn't do this, see? I don't appear to be slick enough," Lake said. "But I fooled them. I fooled them all. When they say Mr. Lake, that means Mr. Lake. Nobody calls me Ed."

#Eight (08) of Forty-four (44) exhibits

John Jennings CRAPO

Pro Se

SPOTLIGHT REPORT CHARITY AT HOME

John J. CRAPO, pro se OF Forty-four (44) exhibits


PAID

In 1996 Paul Cabot Jr., who administers the trust his father founded, built two waterfront homes valued at $2.2 million in Boca Grande, Fla.



PAUL CABOT . . . endowed trust



PAUL CABOT JR. . . . tapped assets

charity begins at home

(Four) 04 B. Globe Oct 05 2003

Dwindling assets

John J. Crapo, pro se

Paul C. Cabot Jr.'s salary soared over five years, even as the assets of the Paul and Virginia Cabot Charitable Trust dropped by more than half.



Assets
At end of fiscal year
$11.4m
$10.0m
$10.35m
$4.99m
5-year total salary to Cabot
$5.2 million
5-year total Cabot Foundation donations to charities
$2.1 million
Cabot salary
$510,202
$880,263
$1,058,233
$1,418,278
$1,318,240
Grants
$383,000
$570,000
$327,000
$464,000
$401,000
1998
1999
2000
2001
2002

SOURCE: Federal tax returns GLOBE STAFF GRAPHIC/DAVID BUTLER

PAID

Cabot, for instance, said that his compensation has never been challenged by either the IRS or the office of Attorney General Thomas F. Reilly. "The foundation's tax returns have been sitting in the AG's office since day one. And they haven't ever raised any clamor," Cabot said.

In most cases, it takes a complaint to prompt official action. In Texas and Ohio, attorneys general launched investigations of two private foundations, but only after family members complained about alleged plundering of the assets by foundation officials. State officials say the IRS has not yet taken up either case.

At both foundations, the Globe found, the alleged wrongdoing was more extensive than has been reported in local newspapers.

In one, involving the Charles H. Dater Foundation of Cincinnati, records in a civil lawsuit contain evidence that the foundation's five directors, three of them Merrill Lynch brokers, took legal and director's fees and brokerage commissions of at least $9 million over several years. At least $2 million of that came from commissions the stockbrokers earned by frequent buying and selling of stocks for the foundation and the Dater estate, the lawsuit says. Last year the foundation had assets of $40 million.

Despite such publicized examples of alleged abuses by foundation officials, calls for greater regulation of the industry have had little effect. Congress last month backed away from imposing substantial new restrictions on private foundations after heavy lobbying by foundation officials.

But the Globe investigation, which used a computer database to sort through tens of thousands of tax returns filed annually by private foundations, found that the abuses are more extensive and deeply rooted than government regulators and foundation experts have thought.

Especially among smaller foundations, those with assets under $20 million, the Globe found numerous cases in which the officers and directors receive more money than the foundations award in charitable grants.

Bruce R. Hopkins, a Kansas City lawyer and author of "Private Foundations," a detailed survey of foundation tax law and compliance, expressed astonishment at some of the Globe findings, especially the compensation taken by Cabot and the president of the Morris Foundation.

In both cases, he said, the pay is excessive, based upon the legal standard that compensation for foundation officers must be "reasonable" — and reasonableness is determined by what other people doing the same sort of foundation work would receive.

Hopkins, when told that Cabot acknowledged boosting his salary to $1.4 million to pay for the wedding, said such practices are appalling but not unheard of in foundations. "You have this mindset in some quarters that if you need the money, you dip into it," he said. "That's not the way it works. These are charitable dollars, and they ought not to be spent that way."

Cabot's father, Paul Codman Cabot, who died in 1994, was a paragon of Brahmin frugality. A founder of State Street Research & Management Co., Cabot was said to be so indifferent to his station in life that he worked out of a sparsely furnished office and wore shirts with frayed collars.

Paul Cabot Jr., who is now 73, said this week that he took only modest compensation, which he estimated to be $50,000 to $60,000 a year, from the foundation until a New York energy company of which he is chairman began to have financial difficulties in the mid-1990s.

In 1998, the earliest year for which the Globe has the foundation's tax return, Cabot paid himself $510,202. The next year, he gave himself a $370,000 raise — to $880,263. In 2000, he paid himself $1,058,233. For the year of the wedding, he increased his salary to $1,418,278. Last year — the foundation's fiscal year runs from Feb. 1 to Jan. 31 — Cabot took a slight pay cut, to $1,318,240.

During three interviews this week, Cabot chose to explain, rather than defend, his compensation, describing it as "probably excessive" and "a little more than reasonable." He decided to take such a high salary, he said, because he needed the money. By his own estimate, Cabot said he could probably hire a financial manager for less than $100,000 a year to oversee the investments. The grant-making, according to the tax returns, is almost pro forma: Year in and year out, most of the money goes to the same charities.

Cabot, who has long worked in the investment management field, said he manages the foundation's portfolio himself. But under his stewardship the foundation's assets have dropped from $14 million in the mid-1990s to $4.9 million early this year, according to the foundation's most recent tax return.

Some of that decline was the result of

Continued on next page

#TEN(10) OF forty-Four(44) exhibits

Continued from preceding page

his high salary. But Cabot attributed the drop in asset value in large part to a bad investment decision: He put 30 percent of the assets into two energy stocks, El Paso Energy Corp. and Duke Energy Corp., he said, only to see the stock shares plummet. "I got my head handed to me," Cabot said.

When the Globe first asked him about the raise he gave himself in 2001, Cabot said he did so "because I had to marry off a daughter and it took a little bit more than I had anticipated." At first, he said the wedding cost $118,000, but later said its actual cost was about $200,000. "Things don't come cheaply in Florida," he explained.

Asked if the foundation paid for the wedding, Cabot replied: "Yes. No question. The foundation pays for anything I do."

If Cabot now faces a public accounting, he may also have to answer questions from his brother and his two sisters. The sisters, Virginia C. Wood and Elizabeth C. Minot, are unpaid cotrustees of the foundation. Even so, Cabot said his siblings are unaware of his high salary. He said he sends his sisters only a list of the charitable donations each year.

Under IRS regulations Cabot could be forced to repay the foundation, with penalty, any amount that is judged to be unreasonable compensation. His two sisters, because they are trustees, could also face fines if the IRS takes action.

The cost of charity is also steep at the William T. Morris Foundation. In 2001, the last year for which a tax return is available, the New York City foundation spent $2.8 million to give away $1.8 million, with the salaries of top officials rising rapidly even as the foundation's assets diminished.

The foundation wrote checks to just 28 charities in 2001, the vast majority of them repeat recipients.

By far the foundation's largest cost is the pay and perquisites for Edward A. Antonelli, the foundation's longtime president, who is 86, and Bruce A. August, the foundation's second-ranking official. In 2001, Antonelli received $609,750 in salary and $121,312 in benefits; August was paid $736,750 in salary, $110,362 in benefits.

Between 1995 and 2001, Antonelli's salary quadrupled.

But there are other costs to support Antonelli. Amol Patil, who received $88,000 in salary and $12,000 in benefits in 2001 as a "portfolio manager" at the foundation, told the Globe in an interview that he also doubles as Antonelli's driver.

Patil also said Antonelli "still plays an active role" in the foundation. But Carol Panagi, Antonelli's landlord and neighbor in the four-unit apartment building in Bayside, Queens, where Antonelli lives, Panagi said that Antonelli rarely leaves his apartment, except when a driver comes to pick him up.

Because of Antonelli's failing eyesight, Panagi said, he no longer drives. "His health isn't the greatest," Panagi said. "I know he can't see because he bashed his car into my garage several times.... People are driving him back and forth, running errands, maybe taking him to the office, or what have you."

In a brief interview at his home, Antonelli acknowledged his role as president of the foundation, but refused to answer any questions about it. "Write a letter!" he snapped shortly before slamming the door shut. "This is not my place of business."

August, reached by telephone at his home in Westport, Conn., also refused to answer any questions, other than to deny that Patil serves as Antonelli's driver. August said he would consider questions only if they were sent to him in writing, by mail. He said he would not consider questions sent by fax or e-mail.

Two of the Morris Foundation's part-time directors, both of them elderly, said they were unable to shed much light on the foundation's operations. Arthur C. Laske Jr., of Trumbull, Conn., who is listed as the Morris Foundation's treasurer, said he knows nothing about the foundation's finances. "I don't get involved with those figures at all," Laske said.

The other director, Wilmot F. Wheeler Jr. of Southport, Conn., when asked whether Antonelli's compensation is appropriate, said: "I do have an opinion about it. But I'm not going to give it to someone who is calling me on the telephone." When a reporter went to his home to talk in person, Wheeler refused to be interviewed.

Cabot, in contrast, was agreeable to answering questions, although last night he said his lawyer had told him "to shut up. I have broken no laws." And he made it clear he has taken such a large slice of the foundation's assets to maintain an affluent lifestyle.

Just for his living expenses, Cabot said, he needs after-tax income of $30,000 a month. "My wife, I give her $10,000 a month, too. She seems to think it's not enough, like most women," he added.

He said he still has mortgages to pay, although he and his wife, Jennifer, have substantial property holdings: They bought a $1.3 million home in Needham in 1996. The same year, they bought two waterfront lots and built two homes on a barrier island in Boca Grande. The two homes have an assessed value of $2.2 million. His wife also owns a 25-acre waterfront home in North Haven, Maine, that is assessed for tax purposes at $1.48 million.

One major reason he takes such a large salary, he said, is because of the high taxes he is forced to pay on his salary. "Thanks to the tax code, that's why the salary figure seems so inflated.... The only way I can pay my taxes is to take more money out of the [foundation]."

To underscore that point, Cabot read to a reporter from his own personal tax return for 2002. "My adjusted gross income was $1,337,000. And the total tax was $470,000."

Cabot said, however, that he realizes that drawing such a large salary would eventually empty the foundation's coffers, although he said the rising market has bolstered its assets some. For this year, he said, he hopes to reduce his salary. "I hope it will be under $1 million," he said.

"I do not squander this money on Ferraris or 85-foot yachts," Cabot said. "I live a fairly modest life."

oct 09 2003

Matt Carroll of the Globe Staff contributed to this report.



1955 GLOBE FILE PHOTO

A trust endowed by Lucille and Vic Wertz is now run by Lucille's two brothers, who have paid themselves over $1 million over a five-year span.

Aug/06/Oct 09 2003

Top dollar

John J. CRAPO, Pro Se

Salaries paid to the heads of many private foundations are dramatically higher than what is considered typical for foundation chief executives. A sampling:

FOUNDATION	ASSETS	CHIEF EXECUTIVE	SALARY	MEDIAN SALARY*
Paul and Virginia Cabot Charitable Trust, Needham	$4,996,454	Paul C. Cabot Jr.	**$1,318,240**	$59,750
William T. Morris Foundation, New York	$51,333,357	Edward A. Antonelli	**$609,750**	$110,000
Gerda Lissner Foundation, New York	$12,465,143	Betty Smith	**$281,153**	$80,000

*For heads of foundations of similar asset size, according to Association of Small Foundations, 2002 Membership Survey Report

SOURCE: 2002 federal tax returns (2001 for Morris Foundation)

GLOBE STAFF GRAPHIC/DAVID BUTLER

Boston Globe

How to contact the Spotlight Team

The Boston Globe Spotlight Team would like to hear from readers who have information about this issue. The Spotlight telephone number is 617-929-3208.

Confidential messages can also be left at 617-929-7483.

The e-mail address for the Spotlight Team is spotlight@globe.com

Foundation tax returns are available for public viewing at www.guidestar.org

#ELEVEN (11) OF Forty-Four (44) exhibits JJC

FV(05)

Foundation's sale of nonprofit hospital a windfall for administrator

Boston Globe OCT 09th 2003 John J. Crapo, Pro Se

By Beth Healy
GLOBE STAFF

For Gregory Monardo, running a small nonprofit San Francisco hospital was practically a birthright. He succeeded his father in the job.

It was also a highly profitable affair, even as the fortunes of the Davies Medical Center flagged.

Monardo's salary was paid by the Franklin Holding Corp., the private foundation that owned Davies, a hospital known for its AIDS care. The payments to him grew from $312,000 in 1995 to $470,000 in 1997, years in which Davies increasingly struggled to compete with larger institutions.

But Monardo's big payday came in 1998, when Franklin sold the hospital to a health care company for $29 million. That year, Monardo took home $3.5 million from the foundation.

Few in California health care or foundation circles know about Monardo's windfall, which came two years before the state's attorney general began routinely reviewing transactions involving such sales of nonprofit hospitals.

Monardo, 51, did not return repeated telephone calls to his home and office over a three-month period. His assistant said he was spending much of his time in Lake Tahoe, where he is building a second home. None of the foundation's trustees returned calls seeking comment.

Two trustees of Davies Medical, now part of Sutter Health's California Pacific Medical Center, say they do not recall voting on Monardo's $3.5 million payout. Dr. Cherie Mohrfeld, an anesthesiologist who served as chief of staff at Davies and represented the hospital's doctors on its board, said there was never any discussion of Monardo's compensation during the sale negotiations.

"I never heard the figure," she said in a telephone interview. She said Franklin Holding was a mystery to many at the hospital. "All the physicians were in the dark about it."

The payout in the year of the hospital sale wasn't the first time Monardo reaped a personal benefit from the foundation he chaired and served as a trustee. In 1988, when he succeeded his father as chief executive of the hospital, he took a $350,000 home loan from Franklin Holding. He repaid the loan over seven years, at a market rate of interest.

Personal loans to foundation trustees are not permitted by the IRS.

Today, Monardo continues to run Franklin Holding, where he was being paid $47,000 a year in 2001 for four hours of work per week, according to the latest tax filing. He also runs a foundation created after the hospital sale.

Franklin Holding, which still had $24 million in assets in 2001, is writing checks to the new foundation, a host of Texas causes, and to Sutter Health. New York's Sept. 11th Fund received $25,000, while a check for $10,000 went to the Junior League of San Antonio, home of Lutz E. Issleib, a trustee of both foundations who was on the Davies hospital board at the time of the sale.

Issleib did not return several calls requesting interviews.

#Twelve(12) of Forty-four(44) exhibits

#Thirteen (13) of Forty-four (44) exhibits

Three states begin foundation probes

JOHN J. CRAPO, PRO SE

▶ SPOTLIGHT
Continued from Page A1

$200,000 wedding for his daughter. Cabot did not return a phone call yesterday, but in earlier interviews he said he had "broken no laws."

Katz said the attorney general's public charities division will "review everything that came to light" in the Globe stories to "determine what further information we need or what actions are appropriate."

He said his office would focus on whether charitable assets are being used in a way that is consistent with a charity's mission, whether the operation of a charity results in any conflicts of interest, and whether officers and trustees have received unreasonably high compensation.

Sanctions for violations can include requiring trustees to reimburse foundations for excessive compensation, removing officers and trustees, and requiring foundations to enter governance agreements with the attorney general's office, Katz said.

He said the state cracks down on foundation abuses when they are brought to light, but does not have the resources to adequately police the many such institutions in the state.

In New York, Spitzer's office said it would review the records of two New York foundations described by the Globe as paying excessive compensation to its trustees: the William T. Morris Foundation and the Gerda Lissner Foundation.

William Josephson, the assistant attorney general in charge of Spitzer's charities bureau, said that if the office believes unjustified compensation was paid to any of the foundation trustees it will "launch a formal investigation and start taking measures."

Josephson also said his office would examine the records of every foundation cited in the Globe report to determine if any of them raises money or banks assets in New York, which could give the New York attorney general's office authority over them. "We're very concerned about the abuses we're seeing," Josephson said.

In California, Lockyer's charities division is reviewing findings by the Globe that the presidents of Franklin Holding Corp. of Walnut Creek, Calif., and the Hocker Foundation of Rancho Santa Fe, Calif., took personal loans from the foundations they run, according to special assistant attorney general Tricia Wynne. Both foundation chiefs also took pay that appears to have been excessive, relative to compensation paid by similar foundations.

Meanwhile, the heads of several local nonprofit charitable organizations and specialists in foundation administration voiced outrage at the excesses turned up by the Globe investigation, which was based in large part on the newspaper's analysis of thousands of federal tax returns filed by private foundations.

At Dorchester's Codman Square Health Center, which relies on foundation grants and government funding, executive director Bill Walczak said he was angered by the high trustee compensation reported by the Globe.

"How can anyone justify spending more in overhead than they actually give out? That's immoral," Walczak said. "I think the attorneys general have not been on their guard for the potential for abuse in philanthropies."

Thomas A. McLaughlin, a senior manager in the nonprofit practice at the Boston office of Grant Thornton, a national accounting firm, also expressed consternation at the array of abuses detailed.

"While I still believe that the majority of trustees hold themselves to a high standard, those who don't have tainted them all," McLaughlin said. "Any of my nonprofit clients would be thrilled to get a grant for half of what these people wasted."

James E. Post, a professor at Boston University's School of Management, said the Globe story showed the potential for what amounts to double-dipping by some foundation officials.

First, he said, wealthy individuals enjoy the significant tax breaks that flow from setting up a foundation. Then they or their successors make free use of the foundation assets to pay for high salaries and perks.



THOMAS F. REILLY
Mass. attorney general



ELIOT SPITZER
NY attorney general

"It's not just tax avoidance; it's also the ability to feather your nest twice by paying yourself a big salary, or your family big salaries, or your colleagues big salaries," Post said. "If you're going to take public benefits extended through the tax system, you have to administer them in a way that the public gets its intended benefits."

A variety of measures at the federal, state, and foundation levels are needed to prevent the abuses, Post said. These include more funding for the IRS to significantly increase foundation audits; a recognition by state attorneys general that abuses in the foundation world are greater than they may realize; and the willingness of foundations to police themselves in an organized way.

Paul S. Grogan, president of the Boston Foundation, which awarded $48 million to nonprofit organizations last year, agreed that foundations have a responsibility to protect the public interest in the proper charitable use of their funds.

"It's a poorly kept secret in this country that, particularly among smaller private family foundations, there's a ton of abuse out there," Grogan said. "These are extraordinary privileges that our society has essentially conferred in order to prompt charitable giving, and these kinds of abuses besmirch that whole enterprise."

Beth Healy, Francie Latour and Walter V. Robinson of the Globe staff contributed to this story.

TOO 'SEXY' FOR IVY LEAGUE

PAID

John J. CRAPO

Librarian sues Harvard for race, gender bias

By J. M. LAWRENCE

A black Harvard librarian who claims her boss said she was too "sexy" to get promoted has hit the university with a race and gender discrimination suit.

Desiree Goodwin, a Cornell grad with two master's degrees, says she's been repeatedly passed over for "less qualified, less experienced" white men and women during her nine years at Harvard.

"She's a very accomplished, fine lady," said her attorney Richard D. Clarey yesterday. "The jury's going to love her."

Goodwin, 39, of Arlington said in court documents that her female supervisor told her in December 2001 that her "sexy outfits," "tight clothing" and "low cut blouses," coupled with an alleged bad reputation, were holding her back.

Library honchos had "heard things through the grapevine" about her, the supervisor allegedly said.

Goodwin's suit says she wears the same styles as young white female librarians.

Lawyers for Harvard this week had the case moved out of state court and into federal court in Boston before U.S. District Court Judge Joseph L. Tauro.

Goodwin complained to the Equal Employment Opportunity Commission last year but the case was dismissed June 24. Her attorney said the commission dumped her case without contacting her or holding a single hearing but had talks with Harvard lawyers.

EEOC officials could not be reached for comment. Harvard attorney John P. Coakley deferred comment to university public relations. A spokesman said the university would not comment on pending litigation.

Goodwin, who has advanced degrees in English and library sciences, has applied for 13 positions in the sprawling library system and has been interviewed twice in her Harvard career. She claims her supervisor said her ambition had made her "a joke" among colleagues and they saw her as a "pretty girl."

The supervisor allegedly relayed a conversation with a higher-up at Widener Library who said she would never promote Goodwin even though they had not met, the suit claims.

The supervisor "stated further that Plaintiff should have no problem getting a job elsewhere because the first thing employers look for is a qualified black person," the suit states.

The suit accuses Harvard of giving lip service to diversity. Goodwin claims less than 10 librarians out of 1,000 in Harvard's library system are black. That number could not be confirmed yesterday.

FRIDAY, SEPTEMBER 19, 2003 BOSTON HERALD

#Fourteen (14) of Forty-four (44) exhibits
John Jennings CRAPO, PRO SE
JJC

John J. CRAPO, pro se

National Briefing

WEST

CALIFORNIA: ACQUITTALS FOR FORMER OFFICERS After four months of deliberations, the jury in a police corruption trial in Oakland acquitted three former officers of eight counts, including kidnapping and assault, and said it was deadlocked on 27 other charges. Judge Leo Dorado of Alameda County Superior Court declared a mistrial on the remaining charges. *(AP)*

ROCKIES

COLORADO: STATE STILL WEST NILE LEADER State health officials said that 2,013 people in Colorado were infected with the West Nile virus this year, resulting in 42 deaths. The numbers are still the nation's highest. Those who died were 53 to 89 years old, and most had complications of meningitis or encephalitis. Cooler weather has reduced the mosquito population, but officials still recommend insect repellant. *Mindy Sink (NYT)*

MIDWEST

OHIO: $6 MILLION FINE FOR CARGO AIRLINE Emery Worldwide Airlines will pay a $6 million federal fine for violating hazardous-materials laws by failing to identify shipments properly. Emery, an air cargo carrier that ceased operating in 2001, pleaded guilty in Federal District Court in Dayton to 12 counts of violating the Hazardous Materials Transportation Act. A spokesman for Emery's parent company, CNF Inc., called the violations "clerical and administrative." *(AP)*

SOUTHWEST

ARIZONA: CONVICTION IN KILLING OF SIKH A man was convicted of murder in the death of a Sikh man who prosecutors said was gunned down four days after the Sept. 11, 2001, terrorist attacks because he was mistaken for an Arab. The defendant, Frank S. Roque, 44, fatally shot Balbir Singh Sodhi on Sept. 15, 2001. *(AP)*

TEXAS: APOLOGY FOR NAZI FLAG The superintendent of Paris High School and the director of its band apologized for a football halftime show in Dallas on the evening of Rosh Hashana in which the band flew the Nazi flag and played "Deutschland Über Alles" in a program on World War II. School officials said that they were unaware of the holiday and that their only objective was historical accuracy. *Steve Barnes (NYT)*

SOUTH

KENTUCKY: SHELTER ENDS FEE FOR FAMILIES A Salvation Army shelter in Louisville will no longer charge families $5 a night after their first week. The local Salvation Army director, Todd Hawks, rescinded the fee after learning about it in news accounts. *(AP)*

TENNESSEE: CHARGES IN EVIDENCE-ROOM THEFTS Two civilian employees of the Memphis Police Department and 13 other people were indicted after a yearlong police and F.B.I. investigation of thefts of drugs and valuables from a police property and evidence room. The authorities seized more than $1 million in cash as well as cars and homes they say were bought with illegal proceeds. *Ariel Hart (NYT)*

WASHINGTON

REQUEST FOR LEGAL FEES REJECTED Vernon E. Jordan Jr. will not be reimbursed for most of his legal bills from the investigation of President Bill Clinton's relationship with Monica Lewinsky. Mr. Jordan, left, had asked the government to pay $302,719. But the United States Court of Appeals for the District of Columbia Circuit said he was entitled to only $1,215 and dismissed his assertion that he was singled out because he was a prominent lawyer and friend of the president. *(AP)*



#Fifthteen (14) (15) of Forty-four (44) exhibits

#Sixteen (16) of Forty-four (44) exhibits

YANKS WIN A FINISH FOR THE AGES

"All the News That's Fit to Print"

The New York Times

John J. CRAPO, Pro Se

VOL. CLIII . . . No. 52,639 + FRIDAY, OCTOBER 17, 2003 ONE DOLLAR

New England Final
Boston: Increasing clouds with a shower late, high 55. Tonight, a shower, clearing toward morning, low 41. Tomorrow, partly sunny, high 54. Weather map appears on Page A22.



Richard Perry/The New York Times

The Yankees' Jorge Posada hitting a two-run double off Red Sox pitcher Pedro Martinez that tied the score at 5-5 in the eighth inning last night.

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JJC/jjc

#Seventeen (17) OF Forty-four exhibits

JOHN J. CRAPO, PRO SE JJC/jjc

MAYOR'S COLUMN

SUBMITTED FROM THE OFFICE OF
MAYOR THOMAS M. MENINO



Last week, I had the privilege of outlining the new Boston Workforce Initiative, where Boston is leading the way for other cities by creating partnerships between the government and the private sector.

We are taking our linkage dollars and putting them to work- so our citizens will have the skills they need to compete for jobs with every employer in the city. And we want to be the city where every company wants to locate because we have the best workforce in America.

Partnerships are the way to get things accomplished. When we all work together, we have more resources, more brainpower, and more energy to tackle the problems facing our communities.

I've benefited from many partnerships during my tenure as mayor, including a phenomenal response from businesses and residents to last spring's Boston Shines. More recently, corporate involvement helped us unveil the inaugural Boston Arts Festival.

But to have a strong business, you need a committed and competent workforce. Individuals will be able to climb the ladder of success and employers will get the skilled worker's they need to stay ahead in this global economy based on the model I laid out last week.

I'm proud to be the Mayor of a city with such fine, innovative foundations: beginning with the Boston Foundation, which has been a real leader in this effort. Plus our other great foundations: Hyannis, Fleet Charitable Trust, State Street, the United Way of Massachusetts Bay, and the Paul and Phyllis Fireman Charitable Foundation. And I'm extremely grateful for the wonderful support from two stellar national foundations: the Annie E. Casey and Rockefeller Foundations.

I'm pleased the State has joined this initiative. And I hope its success will encourage more opportunities for collaboration in the future.

I asked the Neighborhood Jobs Trust to make a large investment both in terms of money and staff. The Jobs Trust's involvement works. Over the past two years, 4000 new workers have been trained and 65 percent are already working in new fields. The Jobs Trust also created English for new Bostonians, which has placed 600 people in ESOL classes and significantly reduced waiting times for these critical slots. The $1.5 million commitment will help steer the five-year program.

In this country, we must change the way we do business when it comes to preparing our citizens for the workforce. And we must urge employers to invest more in their most important asset—human capital. It is estimated that 75 percent of all US workers will need to be re-trained in order to retain their jobs. Yet business investment in training fell 18 percent between 1988 and 1997. Workforce development is critical to our nation's future. So why are we cutting rather than investing?

Each day's headlines bring more bad news on the employment front: 9 million Americans are out of work. And a new study by McKinsey & Company indicates many of those lost jobs won't be coming back.

Yet today the federal government is spending less on workforce development. Instead, they are concentrating more on tax cuts for the wealthy. They said these tax breaks would create jobs. But instead all we're seeing is more pink slips. More families under stress; and too much talent sitting on the sidelines.

How can the US remain an economic powerhouse if we are not investigating in all our people? The demographics of America's workforce are changing everyday. And we cannot afford to leave any individual behind. We need everyone to contribute to the Commonwealth.

At the local level, I see workforce development as a mindset, not a program. It's educating our young people. It's helping our newest citizens integrate into our economy. And it's upgrading the skills of today's workers.

One of the most gratifying parts of being mayor is attending graduations for job training and adult education programs. To see a group of people who have worked so hard to better themselves is exciting. We simply cannot afford to pass by any motivated person who wants to contribute to our economy.

This initiative will show the nation what we in Boston have known for a long time when the public and private sectors collaborate, everyone is a winner. Others will look at what we are creating today, so they can follow tomorrow.

#Eighteen (18) OF Forty-four (44) exhibits

BOSTON HERALD TUESDAY, OCTOBER 14, 2003

John J. CRAPO.

Mass. Bar bids good riddance to this nitwit

PRO SE

Bruce G. Rosen was willing to pay a measly $22,000 to flush his 13-year legal career right down the toilet.

Cheap and idiotic, all in one — what a surprise for a lawyer, some might snicker.

Rosen is just the latest Massachusetts barrister to disgrace the profession. In this case, Rosen

NOT PAID

AT THE BAR
Maggie Mulvihill

pulled such asinine moves as forging his client's names on legal documents, "forgetting" to tell them their cases had settled, and spending the money and so on.

Rosen was admitted to the Massachusetts bar in June 1990. On Sept. 24, he was officially, and finally, kicked out.

In between, Rosen managed to rip off his clients, regularly bounce checks drawn on his clients' trust accounts, file for bankruptcy and get sued by nearly everyone, from his creditor banks to his own lawyers, according to court documents and a petition for discipline filed by the Board of Bar Overseers.

Telephone numbers for Rosen's Faneuil Hall office and Charlestown home are no longer working, so he couldn't be reached for an explanation of his antics.

That's too bad, because it would be interesting to hear how client Connie M. Waters' name mysteriously showed up on the back of a $3,900 check issued to her to settle a motor-vehicle case last December and ended up in Rosen's account. Waters has never seen a dime.

Wilfred Fleurime fared a little better. In April, Rosen settled Fleurime's personal-injury claim for $5,000 with the Fireman's Fund Insurance Co. Only Fleurime never knew it, until Rosen was in the grips of the BBO and had to pay up with a cashier's check in January.

Lucky for Fleurime, as Rosen has been passing bum checks from the trust account he controlled since as far back as March 2001. When he met with the Bar Counsel on November 9, 2001, to discuss the problem, he opened a new trust account and guess what?

He started bouncing more checks.

Rosen treated 26-year-old Kewanee McGhee, of Lynn, so miserably that she said lawyers now frighten her.

After a debilitating car accident in 1998, which resulted in her losing the baby she was carrying, Rosen forged McGhee's name on a power-of-attorney document with an insurance company, as well as on a $15,000 settlement check he then spent, she said.

More than two years later, he was still telling her the settlement deal was near. It wasn't until last July, when McGhee finally contacted the insurer involved and they told her she'd been issued a check in August 2000, that she realized her own lawyer took her to the cleaners.

"I never had a lawyer before in my life. I trusted Bruce," McGhee said. "It makes me scared that lawyers can do this to you. Lawyers are supposed to represent you, not steal from you."

Well said.

JJC/jjc

THE BOSTON GLOBE MONDAY, OCTOBER 13, 2003

#Nineteen (19) OF Forty-Four (44) /

exhibit

Captain Bligh was framed!

John J. CRAPO, PRO Se, AA. ABE



PHOTO COURTESY OF CAPTAIN COOK MEMORIAL MUSEUM

Author Caroline Alexander debunks some of the myths of the Bounty's mutiny

By David Mehegan
GLOBE STAFF

We all know the famous story of the 1789 mutiny on the HMS Bounty. Or so thought Caroline Alexander of New Hampshire, author of the just-published book "The Bounty."

When she delved into the written record, she discovered that much of what she "knew" was wrong. The lessons of that discovery seem to be twofold: that "spinning" historical facts to serve a private interest is no modern invention, and that plain truth doesn't stand a chance against romantic myth.

Alexander's 1999 book, "The Endurance," told the story of Sir Ernest Shackleton, leader of a failed 1914 attempt to cross the Antarctic on foot. Shackleton managed to save his entire crew with shrewd leadership and a legendary 800-mile voyage in an open boat. The book was a bestseller and set off a Shackleton craze, with documentary films, a Kenneth Branagh movie, even a business book: "Shackleton's Way: Leadership Lessons From the Great Antarctic Explorer." For Alexander, a new book about an even more famous South Sea epic was a natural next act.

Soon after the Bounty, loaded with breadfruit trees, left the South Pacific island of Tahiti,

ALEXANDER, Page D3

PAID

'It was the most tightly woven spin-doctoring. What was done to William Bligh was wicked.'

CAROLINE ALEXANDER (RIGHT)



GLOBE STAFF PHOTO/SUZANNE KREITER

#Twenty (20) of Forty-four (44) exhibits

In her life and work, author Alexander embraces adventure

John J. CRAPO, Pro Se, AA, ABE

▶ ALEXANDER
Continued from Page D1

master's mate Fletcher Christian and several others burst into Captain William Bligh's cabin at dawn on April 28, 1789. They hauled Bligh on deck at bayonet point and set him and 18 others adrift in a 23-foot lifeboat. While Bligh guided that boat on a 3,600-mile, 48-day voyage to safety, Christian and friends returned to Tahiti, left some of the crew there, took several native men and women aboard the Bounty, then sailed to remote Pitcairn's Island, where they lived out their lives.

Fourteen of those left at Tahiti were captured in 1791. Four died en route to England, and 10 were tried for mutiny. Four were acquitted, six were convicted, and three were hanged. Of the other three, one was reprieved on procedural grounds, and the others — an ordinary seaman and a midshipman named Peter Heywood — were given royal pardons.

Like the Bounty and its launch, here is pretty much where agreed-upon history and fanciful myth diverged. The elements of the true story are sailing ships, bayonets and cutlasses, and the rolling Southern ocean. The elements of the myth are political influence, tendentious histories, probably perjured testimony, poetry, novels, and finally movies.

Alexander spent three years poring over sources, which included: the full British admiralty record of the Bounty voyage and the mutineers' trial; Bligh's shipboard logs; books, memoirs, and pamphlets; and archives of letters and documents in England, Australia, New Zealand, Indonesia, and the United States. Many of the books and source materials have been known to scholars; others Alexander dug up for the first time, especially those relating to lesser-known but key players. Descendants of both Bligh and Christian assisted with private holdings.

As she explored the story, Alexander says, she learned something: "It was never safe to take even the most trivial facts for


GLOBE STAFF PHOTO/SUZANNE KREITER

Among her experiences, Caroline Alexander has collected insects in Borneo and trained as a world-class pentathlete.

granted. The traditional story was constructed not accidentally but deliberately. It was the most tightly woven spin-doctoring. What was done to William Bligh was wicked."

A journey of her own

As a theme, the strenuous testing of men such as Bligh and Shackleton comes readily to Alexander. In her own life and way, she too has sought drama and adventure far from home.

Despite her faintly British accent, she grew up in Tallahassee, Fla., of British parents who frequently traveled abroad. She graduated from Florida State University in 1976, majoring in classics, then added degrees in philosophy and theology on a Rhodes scholarship to Oxford.

Learned though she was, the classroom and library could not contain her. "I intended to avoid an academic career," she says. After graduating from Oxford in 1980, she and two others persuaded the Oxford virology department to send them on a months-long insect-collecting trip to Borneo, even though they knew little about insects.

"It was one of those glorious British amateur undertakings," she says, laughing. "'Why don't we go to Borneo and collect insects! That would be lovely fun!' We traveled all through Borneo and did indeed get the insects. It's a youthful story, the kind of thing you do when you are too naive and earnest to know the pitfalls."

One doesn't associate classics, philosophy, and theology, or insect collecting, with Olympic-type sports. But in 1982, Alexander returned to Florida to train full time for the US world team in modern pentathlon, an event combining running, swimming, shooting, fencing, and equestrian show jumping. She ended up as one of two alternates, just missing the team, but soon turned to other adventures.

"I had always wanted to live in Africa," she says, "for wholly romantic reasons. I wrote to every English-speaking institution in Africa, universities and elementary schools, suggesting I had a background teaching English as a second language." One positive response came from the University of Malawi, in southern Africa, which wanted not an English teacher but someone to set up a classics department. She went to Malawi and did so, from 1982 to 1985.

In 1985, she started a doctoral program in archaic Greek literature at Columbia University. Once again, however, book study did not satisfy, so in 1987 she took time off to retrace the 1893 journey of Englishwoman Mary Kingsley up the Ogooue River in Gabon, in West Africa. It became her first book, "One Dry Season," in 1990.

"She is this most amazing combination of modesty and self-assurance," says Laura Slatkin, Alexander's adviser at Columbia and now professor of classics at New York University and the University of Chicago. "Most classics scholars make trips to the stacks, if anywhere. Here was Caroline wanting to go up the Ogooue River. I would say, 'You know, it's rather strenuous to make this trip,' and she would say, 'Have I mentioned that I was a pentathlete and that I ran a school in Malawi?'"

She got a PhD in 1991 and began full-time writing. Three other books came before "The Endurance," and she wrote intellectual travel pieces for The New Yorker, Smithsonian magazine, National Geographic, and Granta. "The Bounty" is her longest, most ambitious work, and it put her skills at research and historical sleuthing to good use.

Fiction and fact

For most Americans, the Bounty story comes from movies. The best-selling 1932 novel by Charles Nordhoff and James Norman Hall, "Mutiny on the Bounty," became the 1935 movie, with Charles Laughton as the sadistic Bligh and Clark Gable as the noble mutineer Fletcher Christian. Bligh has a dead man flogged and another keelhauled. Speaking of the crew, the sinister Laughton snarls to Gable and says: "They respect but one law — the law of fear." A 1962 remake, with Trevor Howard and Marlon Brando, was much like the first. (A 1984 version, "The Bounty," with Anthony Hopkins and Mel Gibson, depicted Bligh as tough but no tyrant.)

In fact, as Alexander shows, the picture of Bligh as a sadist is baloney. The 35-year-old navy lieutenant (though he had a command, he had not yet attained the rank of captain) was unusually considerate of his men. He was loath to punish and did so sparingly, even when provoked by balky and insolent officers. Despite his temper and sharp tongue, there's no record of cruelty, and none was alleged by the court-martialed mutineers.

So why did the mutiny happen? Alexander concludes that there was no good reason and that the sulky and thin-skinned Christian, 23, led the mutiny in a fit of pique after a night of drinking. More central to her story is what happened later. Though the evidence isn't airtight, she suggests that the high-powered lawyer and well-connected family of midshipman Heywood, one of the two pardoned mutineers, bribed a witness at the trial to lie about Heywood's role in the mutiny.

Heywood still had a problem. There was testimony that he had laughed at Bligh during the mutiny and at one point had had a cutlass in his hand. Despite his pardon, a future naval career would be foreclosed unless the story could be revised in his favor. So he and his allies set about doing so, and Alexander tells how.

First came a 1794 published account of the mutiny by Edward Christian, Fletcher's brother, apparently promoted by Heywood. It defended the mutineers, mainly by painting Bligh as evil. Bligh published a response, but with no publicity ace on his side, his defense was blustery and ineffective.

In 1825, with Bligh and his advocates dead, Heywood published an autobiography, another attack on his old commander. Three years later came Sir John Barrow's "The Eventful History of the Mutiny . . . Its Causes and Consequences." Barrow was a friend of Heywood's son-in-law and used materials borrowed from the family, and he too pinned the blame on Bligh. Finally, in 1870, came "The Mutineers of the Bounty and Their Descendants," by Lady Diana Belcher, Heywood's stepdaughter. "It was written specifically to exonerate Peter Heywood," says Alexander, "and it was riddled with lies."

A myth endures

The campaign worked. Heywood died in 1831 after a long, successful naval career. (Bligh, who served with distinction in battles of the Napoleonic wars, had died in 1817.) And as Heywood's stature grew, Bligh's infamy as the villain of the Bounty, which dogged him in his lifetime, increased after his death. The injustice of it gets Alexander's blood up; you can hear it in her voice.

"Once you penetrate 18th-century thinking and realize how much name, reputation, honor, and duty counted," she says, "you become aware of what was done to Bligh, how savage that mauling was. For his service in all those battles, he should have been knighted. Many lesser men were."

She knows, however, that it was not only "spinning" that turned Bligh into a monster and the mutineers into innocents. The Romantic era, which dawned after the French Revolution, fell in love with the image of Christian as the solitary tragic hero. He appears directly or indirectly in the poetry of Byron and Wordsworth and possibly even partly inspired Coleridge's "The Rime of the Ancient Mariner." When John Adams, the sole surviving mutineer, was found on Pitcairn's Island in 1808, not only was he not arrested, he was lionized in England as the benign patriarch of a tiny British colony.

Though Alexander's book is on The New York Times' bestseller list, the name of Bligh will probably always stand for cruelty. We like it that way. The more accurate 1984 movie was a box-office failure. One reviewer groused that it was "historically sound but dramatically unsatisfying. Without a true villain, the film becomes a series of anecdotes rather than a tightly knit story."

"I saw a quote by President Kennedy," Alexander says, "that the enemy of truth is not the lie but the myth. Once you have a myth, you can't deconstruct it. It's got a gorgeous life. The Charles Laughton version we'll always have with us. To the end of time, there will be Fletcher Christian, the romantic mutineer."

David Mehegan can be reached at mehegan@globe.com.

JJC/jjc

#twenty-one(21) of Forty-four (44) exhibits

WEDNESDAY, OCTOBER 15, 2003 THE BOSTON GLOBE

+ JOHN J. CRAPO, PRO SE + , AA, ABE

Ex-judge to lead ethics panel

JJC/ JJC

By Scott S. Greenberger
GLOBE STAFF


JAMES M. CURLEY
GOVERNOR

AP PHOTO

Governor Mitt Romney (left) has described E. George Daher, retired chief justice of the Boston Housing Court, as someone who is unafraid to cross the power structure and take on insiders.

Adding a famously blunt voice to the State Ethics Commission, Governor Mitt Romney yesterday tapped as chairman a retired judge who once called former Senate president William M. Bulger "a corrupt midget."

At a State House swearing-in ceremony, Romney praised Judge E. George Daher, the retired chief justice of the Boston Housing Court, as a "straight shooter" unafraid "to cross the political power structure and take on insiders." Daher succeeds Augustus F. Wagner Jr. as the unpaid chairman of the commission.

The 25-year-old ethics panel is charged with enforcing conflict-of-interest laws and is supposed to crack down on public employees who use their office to advance their private interests. The committee has five members appointed to staggered, five-year terms.

Barbara Anderson, executive director of Citizens for Limited Taxation, said the commission has been less than assertive in some cases, in part because it is hamstrung by rules formulated by the Legislature, which created it. But Anderson said Daher may be able to carve out a more active role for the panel by dint of his powerful personality — and his personal experience.

"There's nothing like having somebody who has been treated unethically to try to make some changes because you know what it feels like," she said.

Anderson was referring to Daher's 1981 battle with Bulger, who cut Daher's Housing Court budget and his salary after the judge refused to make a patronage hire Bulger wanted.

In 1987, when Governor Michael Dukakis was running for president, Daher accused Dukakis of coddling Bulger and questioned the Massachusetts governor's fitness for the Oval Office: "How can he stand up to the Russians if he can't stand up to a corrupt midget?"

Earlier this year, Romney took on Bulger when he sought to eliminate Bulger's job as the University of Massachusetts president, a move widely interpreted as a symbolic attack on the personification of the Beacon Hill culture Romney campaigned against.

But yesterday Romney denied that his appointment of Daher had anything to do with their shared history of conflict with Bulger, and Daher referred to his own clash with Bulger as "ancient history."

"Judge Daher has compiled a track record of unblemished integrity and unflinching dedication to the values of honest and ethical government," Romney said before swearing in Daher under a portrait of James Michael Curley, who was less than an ethical paragon as governor and Boston mayor.

In his brief remarks, Daher said that "public service is not self service."

"I will never let the end justify the means," he said.

Daher, 71, who retired from the Housing Court last year after three decades on the bench, grew up in a cold-water flat in a South End tenement where four families shared two bathrooms.

During the winters, he and his sister collected coal at a railyard to heat the family's apartment. He escaped that crushing poverty with a college education and stints as a pharmacist, a teacher, and a lawyer, but he says the memory of it never left him during his years on the court.

Daher helped save low-rent units from demolition, held landlords accountable for code violations, and fought to stamp out the remaining cold-water flats.

Daher earned a reputation for bluntness from the bench: He ordered a landlord to live for a time in his own dilapidated building, and ruled that a property owner had to trade apartments with a disgruntled tenant.

Daher once made a 3 a.m. surprise visit to a property to find out whether drug dealers were operating there, and one of his rulings cleared the way for the Pine Street Inn, a homeless shelter, to move to the South End.

Earlier this year, Daher was the hearing officer in the judicial misconduct case against Judge Maria I. Lopez. Lopez was charged with ethics violations after she shouted down prosecutors while sentencing a transgendered man to home detention and probation for kidnapping and sexually abusing an 11-year-old boy.

In his ruling, Daher wrote that Lopez's unethical conduct and her "feeble" attempts to cover it up could have warranted her removal from the bench. In typical form, Daher concluded that Lopez acted more like TV's "Judge Judy."

Pam Wilmot, executive director of the government watchdog group Common Cause Massachusetts, said Daher and the other newly named ethics commission member, Boston University law professor Tracey Maclin, are the sort of appointments that will strengthen the commission.

"An ideal appointment is a person with the highest ethical standards, a superior intellect, and the ability to rock the boat when necessary," Wilmot said.

Scott S. Greenberger can be reached at greenberger@globe.com.

Citing sources, Chicago style

ALEX BEAM is correct in saying "Dershowitz did not plagiarize anything" in his Oct. 2 column, "Another Middle East conflict." Beam is dead wrong in characterizing what I did in my book, "The Case for Israel" — citing quotes I found in secondary sources to their original sources — as sloppy and wrong. That is the preferred form of citation, according to the Chicago Manual of Style.

Moreover, I originally found some of the quotes in other books, before Joan Peters's 1984 book "From Time Immemorial" was published. Nor did I make the broad statement that the primary sources are not within my field of expertise. I did say this with reference to the technical demographic literature relied on by Peters, which I did not quote. I did absolutely nothing wrong or even sloppy.

ALAN M. DERSHOWITZ
HARVARD LAW SCHOOL
Cambridge

John J. CRAPO, PRO SE

THE BOSTON GLOBE

JJC/jjc

TUESDAY, OCTOBER 14, 2003

twenty-two (22) OF OF
Forty-four (44) exhibits

TUESDAY, OCTOBER 14, 2003

THE BOSTON GLOBE

John J. CRAPO, PRO SE, AA, ABE


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JJC/jjc

GLOBE PHOTO/SARAH BREZINSKY

Dr. Michael Jellinek, chief of child psychiatry at Massachusetts General Hospital, says about 22 percent of the state's children need mental health care and only 12 percent receive it.

#twenty-three/(23) OF forty-four/(44) exhibits

#twenty-four (24) of Forty-four (44) exhibits

John J. CRAPO Pro Se

New Bedford city officials, sheriff hold crime forum

PAID

By DAVE WEDGE

On the heels of a simmering turf war between New Bedford police and the Bristol sheriff's department that boiled over into court last month, city leaders held a public roundtable discussion last night on the city's crime woes.

"The response we're getting back from the neighbors has been overwhelmingly positive," Bristol Sheriff Thomas Hodgson said of his department's move into the city's most crime-ridden corners. "They feel that clearly the drug dealers that once owned the neighborhood are now on the run."

In a controversial decision that touched off a political firestorm, Hodgson last month decided to send officers into the Whaling City's toughest neighborhoods to help fight escalating violence, drug-dealing and prostitution.

The city tried to block the move in court, saying it was unapproved and a violation of the Police Department's union contract. But a judge ruled that Hodgson has jurisdiction to deploy his deputies into the city as the county's top law enforcement officer.

Last night, Hodgson was slated to meet with residents, representatives from Bristol District Attorney Paul F. Walsh Jr.'s office, and city officials, including police Chief Arthur J. Kelly III and Mayor Fred Kalisz. The forum was to discuss how the agencies can work together to fight crime. Kelly, Walsh and Kalisz have all been critical of Hodgson's actions.

In an interview yesterday, Hodgson defended the move, saying his deputies have been creating files on johns, prostitutes and drug dealers. The sheriff has been focusing the effort in the city's North End, where a 30-year-old man was brutally stabbed Monday in front of his apartment, allegedly by neighborhood drug pushers.

"It's a work-in-progress," Hodgson said of the patrols. "You're never going to completely wipe out criminal activity, but you're trying to minimize it. You're trying to make it more difficult for (criminals)."

#Twenty-five (25) of Forty-four (44) exhibits

BOSTON HERALD, THURSDAY, OCTOBER 16, 2003

PAID

Oceanarium panel weighs shutdown of troubled project

John J. CRAPO, Pro Se

By DAVE WEDGE

New Bedford Oceanarium officials, reeling from being denied state funding, could vote today to shut down the costly operation, lay off employees and cancel a worker's $2,000 Hawaiian junket, board members told the Herald.

"When there's no funding for the project, things like that have to be looked at seriously," Oceanarium board member Brian Rothchild said of possibly canceling Cheryl Engle Belknap's Saturday trip to Honolulu. "People have concerns. I'd like all the details."

The Herald reported yesterday that Belknap, the Oceanarium's $54,000-a-year research director, is slated to travel to Hawaii Saturday for a four-day "cultural exchange" conference with representatives from museums in Alaska, Hawaii, Salem and the New Bedford Whaling Museum.

The $2,000 trip is being paid through a federal Department of Education grant. Whaling Museum education director Lee Heald is also slated to attend the conference. Her $2,000 trip is being funded through the same grant.

Belknap's junket comes just days after the Oceanarium received yet another funding blow when Gov. Mitt Romney announced the proposed $65 million facility would not get any state funding. Organizers of the hoped-for waterfront tourist attraction, which has been in development for 11 years, but has yet to break ground, had been banking on getting $17 million in state aid.

"It's going to be difficult to move ahead. It's pretty pessimistic," said Rothchild, a longtime Oceanarium board member and dean of the graduate school of marine sciences at University of Massachusetts. "If it came together, it would be a benefit to New Bedford, but it doesn't look like it's going to."

In addition to addressing Belknap's trip, the board was expected to vote today whether to lay off Oceanarium staff and shut down the operation entirely. Oceanarium Chief Operating Officer Bob Ciolek would not comment on possible layoffs or the project's future.

#twenty-six (26) of Forty-four (44) exhibits
John Jennings, Crako, pro se

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Twenty-seven (27) OF Forty-four (44) exhibits

John Jennings Crapo Pro Se

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#Twenty-Eight (28) of Forty-four exhibits

Mass., 2 other states to probe foundations

John J. CRAPO Boston Globe Oct 10 2003

By Sacha Pfeiffer and Michael Rezendes
GLOBE STAFF

Massachusetts Attorney General Thomas F. Reilly and the top prosecutors in two other states yesterday said they would open inquiries into possible financial wrongdoing by the heads of several charitable foundations, including some whose hefty compensation packages eclipsed what the foundations gave to charity.

"We are clearly not happy when a fiduciary of a charity believes that he or she can use charitable assets as if they're personal funds available at their whim or pleasure without any regard for the charitable mission of the organization," said Jamie Katz, chief of Reilly's public charities division, which regulates foundations. "We've taken action against fiduciaries who have treated charitable assets as their own, and we expect to do so in the future."

Katz and the offices of New York Attorney General Eliot Spitzer and California Attorney General Bill Lockyer were reacting to yesterday's Globe Spotlight Team report on foundations whose officers and directors have dipped freely into foundation assets meant for charitable causes.

Among the foundations cited was the Needham-based Paul and Virginia Cabot Charitable Trust, whose dwindling assets were used to pay trustee Paul C. Cabot Jr. a salary of more than $5 million from 1998 to 2002 and to fund a

SPOTLIGHT, Page A27

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(ISSN07385854) One Herald Square, Boston, MA 02106. Published daily by Boston Herald, Inc. (617) 426-3000. Thursday, September 25, 2003. Vol. 21. No. 268. Periodical class postage paid at Boston, MA. The newspaper names Herald, Traveler, Record, American, Advertiser, whether used singly or in combination and whether preceded by the words Boston, Daily or Sunday for newspapers of general or local circulation in the New England area, are the property of Boston Herald, Inc. Postmaster: Send address changes to the Boston Herald, One Herald Square, P.O. Box 2096, Boston, MA 02106-2096.

Mayor, sheriff clash in New Bedford turf war

John J. CRAPO, PRO SE AA. ABE

~~Twenty-five (25) of~~ Twenty-Nine (29) OF Forty-four (44) exhibits

By DAVE WEDGE

The fight against thugs and gangs in New Bedford has turned into a political turf war as the city's fuming mayor is trying to block the Bristol sheriff from putting his own officers on the streets.

"I'm shocked that anyone would object to having an increased law enforcement presence," Bristol Sheriff Thomas M. Hodgson said of Mayor Fred Kalisz's attempts to stop sheriffs from patrolling New Bedford's gritty streets. "The good guys are fighting each othe[illegible] should be fightin[illegible]. No wonder the bad [illegible] think they have the upper hand."

The rift erupted yesterday when Hodgson, frustrated by nine murders this year and a rash of weekend shootings, called the police department to alert them he was sending two sheriff's cars to patrol the city's crime-plagued North End. Hodgson, whose hard-line tactics at the county jails have sparked past controversies, al[illegible]er sheriffs w[illegible]ets.

"This is [illegible]y the worst I've ever seen it," Hodgson, ~~a former city~~ councilor, said of the Whaling City's crime woes. "There is increasing gang violence, people getting shot, drive-bys happening pretty regularly. It's time we focused on taking the streets back."

But the move sparked a furor in the police department and the mayor's office. Kalisz filed a court injunction yesterday to block the patrols, saying Hodgson has overstepped his authority. A hearing was slated for today in Fall River.

According to the mayor, the patrols could jeopardize ongoing investigations and public safety and may be illegal.

"I was very, very disappointed in his actions," Kalisz said. "In this day and age, when the bad guys carry the guns that they do, coordinated efforts have to be maintained."

Kalisz argued that sheriff's deputies are not authorized to make felony arrests. Hodgson refuted the claim, saying his deputies work on task forces, including some with New Bedford cops, and have made 31 felony arrests in the city this year.

PAID

Business
THE BOSTON GLOBE FRIDAY, OCTOBER 17, 2003

John J. CRAPO, PRO SE, Non LLB
#thirty/30 of Forty-Four (44) exhibits
JJC/JJC

Regulator in Mass. subpoenas Fidelity

John J. CRAPO, Pro SE

2 other firms also served papers in trading probe

By Andrew Caffrey
GLOBE STAFF

Fidelity Investments and two other investment companies were served subpoenas yesterday as the snowballing investigation of abusive trading practices has now ensnared some of the most prestigious names in the mutual fund industry.

A spokesman for Secretary of State William F. Galvin confirmed that his securities division subpoenaed employees of Fidelity, Franklin Templeton Investments, and Morgan Stanley. An investigator involved in the probe said the state is asking whether salespeople at the three firms helped brokers at the Boston office of Prudential Securities evade the mutual fund companies' prohibitions against market timing, the practice of quickly darting in and out of mutual funds to take advantage of price inefficiencies.

For example, Massachusetts is trying to determine whether the salespeople warned the Prudential brokers away from trading in certain accounts that were under heightened scrutiny by the mutual funds for market-timing trades, and instead advised them to trade in smaller amounts to avoid such scrutiny and disclosed other internal practices intended to prevent such trades, the investigator said.

The subpoenas seek sworn testimony from one current or former salesperson at each of the three firms. These wholesalers, as they are known in the industry, generally market company mutual funds to securities brokers and investment advisers, and are of-

JJC/JJC

SUBPOENAS, Page C4

Thirty one (31) of Forty-four (44) exhibits

Oct 17 2003

Fund firms get subpoenas

John J. CRAPO PRO SE

Boston Globe

▶ **SUBPOENAS**

Continued from Page C1

ten paid or receive bonuses based on how much money they bring in, which investigators believe could serve as an inducement for them to conspire with market timers.

Galvin's office already has taken sworn testimony from current and former Prudential employees and officials, and it has subpoenaed company documents as part of its investigation into market timing at the firm's Boston office. The information obtained from those depositions led Massachusetts investigators to the three mutual fund companies.

Two weeks ago, five Prudential brokers targeted in the market-timing probe, as well as the manager of the Boston office were asked to resign by Wachovia Corp., which recently purchased Prudential's securities business.

Fidelity, Franklin, and other fund companies had previously received subpoenas from New York Attorney General Eliot Spitzer that they had termed a general inquiry about trading practices and policies. But the subpoenas from Galvin yesterday indicated Massachusetts is looking for specific involvement from employees at the three fund companies in either originating or accelerating market timing trades, the investigator involved in the probe said.

"This suggests that the problem is more widespread than had previously been recognized and that will hopefully lead to action to halt practices which have hurt individual investors," said Harry Miller, a securities attorney at the Boston firm of Perkins, Smith & Cohen, LLP.

The latest disclosures, coupled with other probes of mutual fund companies by federal, state and industry regulators, could further challenge the industry's image as a trustworthy guardian of investors' money.



GLOBE STAFF FILE PHOTO

Secretary of State William F. Galvin, whose securities division issued the subpoenas.

JJC/JJC

PAID

The public's "faith in the almighty fund industry is not only capable of being shaken, but is quite literally being shaken as we speak," said James Lowell, editor of newsletter Fidelity Investor. "This has to be incredibly sobering days for any management involved in the fund industry."

Fidelity, the number two mutual fund company in terms of assets under management, has been a leading voice in the industry against market timing because it raises fund expenses for all shareholders and disrupts portfolio managers' investment strategies. Like other firms, Fidelity's fund prospectus warns it will close accounts of investors suspected of market-timing, and it also imposes fees for frequent trading and other restrictions intended to prevent the activity.

"All we know is that a Fidelity employee was sent a subpoena requesting the employee give information regarding the Prudential Securities matter," said Fidelity spokeswoman Anne Crowley. "We expect every employee to act consistently with the firm's policies and if we find at time any of our policies have not been followed, then appropriate action is taken."

Franklin Templeton, the nation's fourth largest mutual fund manager, said in a statement yesterday that it had received a subpoena from Massachusetts "addressed to a former Franklin Templeton employee related to the Prudential Securities matter." The employee left the firm in February and Franklin declined further comment.

Yesterday's subpoena was but the latest trouble for Morgan Stanley, which is the target of multiple investigations by Massachusetts, New York, and federal regulators over its mutual funds business.

Galvin has charged that Morgan Stanley failed to disclose that brokers in its Boston branch received incentives to sell in-house funds over other mutual funds, and on Tuesday Morgan Stanley disclosed in a regulatory filing that the Securities and Exchange Commission is considering "recommending enforcement action" in connection with the company's mutual fund sales practices.

In September, Morgan Stanley agreed to a $2 million fine by the National Association of Securities Dealers, which alleged the company engaged in improper contests to sell mutual funds.

Morgan Stanley spokeswoman Andrea Slattery said only that the salesperson subpoenaed by Massachusetts "has no involvement with" the company's "US registered mutual funds." She declined to comment on the employee's involvement in Morgan Stanley's overseas registered funds. The company, Slattery added, is cooperating with various regulatory probes of market timing.

Andrew Caffrey can be reached at caffrey@globe.com.

THE BOSTON GLOBE

FRIDAY, OCTOBER 17, 2003

John J. CRAPO

Playoffs 03

PRO SE, NON LLB, ETC



Pedro Martinez, who blew a three-run lead in the eighth inning, looks up as the Red Sox dugout empties out.

GLOBE STAFF PHOTO/BARRY CHIN

JJC/jjc

Thirty-two (32) of [illegible] Forty-four (44) exhibits

FRIDAY, OCTOBER 17, 2003 BOSTON HERALD

John J. CRAPO

OBITUARIES Pro SE

Mary McMorrow, library director emeritus, at 88

Mary (Sullivan) McMorrow of Cambridge, a longtime city employee, died Monday. She was 88.

Mrs. McMorrow, a lifetime Cambridge resident, worked for 48 years for the city of Cambridge. She began her career as an assistant in the Observator Hill Branch Library and later became associate director.

When she retired, the Cambridge City Council honored her with the title "director emeritus" of the Cambridge Public Library.

Mrs. McMorrow was an integral part of a political family and organization known as the "Sullivan Associates," serving on the board of directors of the organization. She was a key advisor to her two brothers, former Cambridge Mayors Walter Sullivan and Edward Sullivan.

Prior to each City Council inauguration she helped a committee of volunteers decorate the foyer and staircase of city hall. The council chamber is now called "Sullivan Chamber."

Daughter of the late Cambridge City Councilor Michael "Mickey the Dude" Sullivan and the late Mary Hart, and wife of the late John H. McMorrow, Mrs. McMorrow is survived by three brothers, Walter, Edward and William, all of Cambridge; two sisters, Jean Savery of Weymouth and Catherine Lynch of Arlington; and many nieces and nephews.

A funeral Mass will be celebrated at 10 a.m. today at St. Paul's Church, Cambridge.

Burial will be in Cambridge Cemetery, Cambridge.

Arrangements by the William T. Hickey Funeral Home, Cambridge.

JJC/SJC

PAID J.J.C./SJC

#Thirty-three (33) of Forty-four exhibits

THE BOSTON GLOBE FRIDAY, OCTOBER 17, 2003

#thirty-five (35) of forty-five exhibits

Fleet unit, 4 other firms face fines after probe

JOHN J. CRAPO, pro se

By Scott Bernard Nelson
GLOBE STAFF

The New York Stock Exchange said yesterday that a nine-month investigation into floor-trading practices by a subsidiary of FleetBoston Financial Corp. and four other firms will lead to "substantial fines" and other changes in the weeks ahead.

On Wednesday, exchange investigators met with executives from the Fleet Specialist unit; LaBranche & Co.; Spear, Leeds & Kellogg; Van der Moolen Specialists USA; and Bear Wagner Specialists, telling each that they will be fined and censured. In a statement yesterday, the exchange said the five floor-trading firms were guilty of "failure to comply with fundamental exchange auction market rules and policies and applicable securities regulations" in 2000, 2001, and 2002.

The exchange did not indicate how much it planned to impose in fines, but a source at one of the companies said it was in the range of $150 million total. That amount will not be split equally between the companies, the source said, but will not vary widely from company to company.

Fleet acknowledged the investigation yesterday, but declined to say how much it faces in fines. A spokesman said Fleet has been cooperating with investigators for months, and that the company was waiting for information about how the exchange reached its conclusions before deciding how to respond.

If Fleet doesn't ultimately agree with the fines, one executive said, it's possible the company could contest the decision in court.

"The NYSE notified us that they've completed their analysis of Fleet Specialist trading activities," spokesman James Mahoney said. "We have not yet had an opportunity to review the stock exchange's analysis, but the amount of potential investor losses discussed would not be material to FleetBoston."

The announcement came one day after Fleet unveiled its third-quarter earnings. Fleet Specialist accounted for $15 million in earnings during the quarter, or about 2.2 percent of the company's total.

Mahoney said the bank didn't expect to take any one-time charges or write-offs in the fourth quarter to account for the expected penalty.

In contrast, Van der Moolen Holdings, the Amsterdam-based parent of Van der Moolen Specialists USA, said yesterday that it might take a fourth-quarter charge to account for the $35 million in fines the exchange wants to impose to cover investor losses.

Like Fleet, Van der Moolen said yesterday that it is trying to get exchange investigators to explain their rationale before deciding how to react.

The company "has questioned the accuracy of the NYSE's data, and has repeatedly requested access to the underlying data stream for these trades," Van der Moolen said in a statement. "The NYSE has declined this request so far, but is currently taking the matter under consideration."

LaBranche & Co. said it had initially met with exchange investigators Sept. 26, and had been told that $5 million worth of trades looked suspicious. Wednesday, the company said, the exchange revised that number "substantially higher," although the loftier number wasn't disclosed publicly.

A spokesman for Goldman Sachs Group, the parent company of Spear, Leeds & Kellogg, said that "until we have some clarity on the New York Stock Exchange investigation, we are not commenting." Bear Wagner Specialists did not respond to a message seeking comment on the investigation.

The exchange first announced in April it was conducting a broad investigation into potential abuses of how stocks are bought and sold by the specialist firms that manage trading in Big Board stocks.

Almost immediately, Fleet suspended its floor trader who handled General Electric Co. shares, although it said at the time that it had no evidence of wrongdoing. Yesterday, Fleet said the trader, David Finnerty, remains suspended with pay.

The Big Board inquiry is looking into something known as front-running, which is prohibited by exchange rules.

In the most common kind of front-running, a floor specialist — who is supposed to be a middleman responsible for keeping a liquid and orderly market in a single stock — buys shares ahead of a customer's order and resells them at a higher price rather than matching the buyer directly with the seller. The buyer, as a result, pays too much and the specialist firm pockets the difference.

A specialist wouldn't profit directly from such a trade, but bonuses at many firms are calculated in part on how much profit they generate for their company.

Specialist firms earn commissions on the stocks they trade, and in the trading their own floor specialists do. Fleet is the third-largest specialist on the New York exchange.

JJC/JJC

Scott Bernard Nelson can be reached at nelson@globe.com.

John J. CRAPO Pro Se

JJC/jjC

Death notices

▶ By city or town

ARLINGTON
Boujoulian, John Z.
Hurley, Patrick J.
Nocella, Angelo
Sheehan, Mary A.

ATTLEBORO
Royal, Bernard P. L.

AUBURNDALE
Bianchi, Joseph A.

BEDFORD
Genetti, Nicholas J.

BEVERLY
Koen, Bradley J.

BILLERICA
Size, Edna E.

BOSTON
Marks, Barnard M.
Saphier, Peter
Sullivan, Eleanor E.

BOXFORD
Cochran, Henry Blair
Sardo, Charles J.

BRIGHTON
Marino, Mary Grace
O'Grady, Leonard R.

BROCKTON
Joy, Thomas

BURLINGTON
Groves, Thomas F.

CAMBRIDGE
Clark, Eleanor
Giannino, Theresa P.
McMahon, Eleanor
Sheehan, Mary A.
Tramontozzi, Gerardo

CANTON
Barbato, Katherine J.

CARLISLE
Anderson, Ruth E.

CHELMSFORD
Ebston, Gary
Groves, Thomas F.
Hogan, Mary Ellen

CHELSEA
Presto, Frank A.

CONCORD
Shaw, Ethel C.
Walker, Mary G.

DANVERS
Costa, Joseph P.

DEDHAM
Conley, Richard F.
Geary, Laura L.
Royal, Bernard P. L.
Woodbury, Robert B.

DORCHESTER
O'Riordan, Patrick A.

EAST BOSTON
Addivinola, Philomena
Costa, Joseph P.
DiNitto, John L.
Donahue, Mary M.
Fonzi, Anthony J.

EVERETT
Fonzi, Anthony J.
Giannino, Theresa P.
Luchini, Leo

FRAMINGHAM
Monaghan, Florence B.

GEORGETOWN
Costa, Joseph P.

HAMILTON
Cochran, Henry Blair

HARWICH PORT
Soles, Michael E.

HINGHAM
Bates, Lucy E.

HOLDEN
Harper, Laurence W.

HYDE PARK
Di Pietro, Frank G.

IPSWICH
Cochran, Henry Blair
Luchini, Leo

JAMAICA PLAIN
Morrissey, Mary C.
O'Grady, Leonard R.
Silk, Leo
Whalen, Paul A.

KINGSTON
Lydon, Bernice C.

LOWELL
Hogan, Mary Ellen

LYNN
Hawthorne, Mary E.

MALDEN
Goff, Marjorie E.
Size, Edna E.
Starr, Harriet J.
Sullivan, Dorothy A.
Sullivan, Eleanor E.
Ultrino, Emma

MARBLEHEAD
Hawthorne, Mary E.

MARSHFIELD
Keefe, Joseph H.

MASHPEE
Fischer, Albert A.

MEDFIELD
Owen, Mabel
Wakely, Richard J.

MEDFORD
Joy, Thomas
Ryan, Ann M.
Sardo, Charles J.
Sullivan, Eleanor E.

MELROSE
Goff, Marjorie E.
Starr, Harriet J.

MISSION HILL
Morrissey, Mary C.

NATICK
Wakely, Richard J.

NEEDHAM
Monaghan, Florence B.

NEWTON
Bianchi, Joseph A.
Gilbert, Anne
Marino, Mary Grace
Marks, Barnard M.

NORFOLK
Wakely, Richard J.

NORTH ATTLEBORO
Owen, Mabel

NORTON
Fischer, Albert A.

NORWOOD
Barbato, Katherine J.

PEABODY
Caggiano, Frederick P.

PLYMOUTH
Hanrahan, Francis W.
Keefe, Joseph H.
Vandini, Mark R.
Walker, Mary G.

QUINCY
Driscoll, Rita E.
Lydon, Bernice C.
Ryan, Peter D.

RANDOLPH
Fishman, Evelyn

REVERE
Addivinola, Philomena
DiNitto, John L.
Donahue, Mary M.
Fonzi, Anthony J.
Marchand, Curtis J.
Presto, Frank A.
Sardo, Charles J.

ROSLINDALE
Driscoll, Rita E.
Fischer, Albert A.
Gilbert, Anne
Groves, Thomas F.

SALEM
Koen, Bradley J.

SCITUATE
Ryan, Peter D.

SHARON
Conley, Richard F.

SOMERVILLE
Boujoulian, John Z.
Hurley, Patrick J.
Morrison, Fred W.
Ryan, Ann M.

SOUTH BOSTON
Hanrahan, Francis W.
Lydon, Bernice C.

SOUTH DENNIS
Keefe, Joseph H.

STONEHAM
Luchini, Leo
Minghella, Attilio J.

STOUGHTON
Barbato, Katherine J.
Woodbury, Robert B.

SWAMPSCOTT
Hawthorne, Mary E.
Schwartz, Robert B.
Traci, Americo L.

TEWKSBURY
Caggiano, Frederick P.

WALPOLE
Geary, Laura L.
Vandini, Mark R.

WALTHAM
Bianchi, Joseph A.
Boujoulian, John Z.
Burke, Albion E.
Hartley, John W. Jr.
LeBlanc, Marie I.

WATERTOWN
Hartley, John W. Jr.

WELLESLEY
Monaghan, Florence B.

WEST ROXBURY
Anderson, Ruth E.
Conley, Richard F.
Foley, Mark Raymond
Morrissey, Mary C.
O'Grady, Leonard R.

WEST YARMOUTH
Woodbury, Robert B.

WESTWOOD
Geary, Laura L.
Royal, Bernard P. L.

WHITMAN
Harlow, Marguerite M.

WINTHROP
Donahue, Mary M.

WOBURN
Caggiano, Frederick P.
DiNitto, John L.
Guckert, Alfred L. Jr.
Tramontozzi, Gerardo

OUT OF STATE

FLORIDA
Hartley, John W. Jr.
Nocella, Angelo

GEORGIA
Goff, Marjorie E.

MICHIGAN
LeBlanc, Marie I.

MISSOURI
Marks, Barnard M.

NEW YORK
Saphier, Peter

PENNSYLVANIA
Traci, Americo L.

OUT OF COUNTRY

BERMUDA
Owen, Mabel

#thirty-six (36) of Forty-four exhibits
John J. Crapo Pro Se
JJC/jjc

Spiritual Life

RICH BARLOW

Amistad's story a legacy for a faith

Steven Spielberg's film "Amistad" introduced many to the story of an 1839 mutiny by African slaves aboard a Spanish vessel. Arrested in the United States, they galvanized support from New England abolitionists, many of them Congregationalists. The most prominent Congregationalist, former president John Quincy Adams, persuaded the US Supreme Court to free the captives.

"This is our historic legacy," said the Rev. Nancy Taylor, president of the Massachusetts Conference of the United Church of Christ, the Congregationalists' arm in the Commonwealth. Taylor's conference is the host for a visit to Boston by a replica of the Amistad.

Amistad America, a nonprofit group working for improved racial relations, owns and sails the replica, a floating museum that arrived in Boston this week and is here until Oct. 26 for on-board tours. (Information is available at www.amistadboston.org.)

"This is not a religious event," said Taylor. "We are a Christian tradition that supports the separation between church and state. It's primarily a civil rights story."

Q. *Why was the Amistad incident so crucial in the history of Congregationalists?*

A. The majority of those who came to the aid of the Amistad captives were Congregationalists, black and white, who on the basis of their Christian faith were also radical abolitionists — very famous Congregationalists, including John Quincy Adams, down to 20,000 Congregationalists receiving a newsletter called The American Missionary, which was an organ of evangelical abolitionists. This church is the spiritual descendant of the Pilgrims and the Puritans; it's just who most of the religious people were in Massachusetts at the time.



GLOBE STAFF PHOTO/DAVID L. RYAN

Captain William Pinkney greeted the Rev. Nancy Taylor aboard the Amistad replica on Tuesday at Fan Pier. Commander Lewin Wright of the USS Constitution (center) attended the events.

Q. *What's the publicity value to the church of the Freedom Schooner Amistad's visit?*

A. The story of the Amistad incident has been nurtured by Congregationalists for decades. We've published about it and taught it in our Sunday schools. Spielberg in the end doesn't share the story of the faith that motivated these abolitionists in his film. The film is moving and poignant. But he takes literary license and focuses his story on things he's interested in. He's an artist, and he had every right to do that.

Q. *What are the counterpart issues today to the Amistad issue?*

A. We have recently experienced in Massachusetts incidents of racist comments, the radio talk-show hosts (John Dennis and Gerry Callahan, who in an on-air discussion referred to a gorilla as a Metco student). The issue of trying to reintroduce the death penalty becomes a question of race and justice. The United Church of Christ has described public education as the civil rights issue of the 21st century. We have schools that are separate and unequal. Universal health care is a significant question of rights today. The Patriot Act raises questions of civil rights. Other issues are modern-day slavery.

Q. *You're talking about sweatshops, prostitution, sex rings?*

A. All of the above.

Q. *All of those are issues where people of faith either disagree on the best means — public education is a good example — or, as in the death penalty, disagree on the ends. Is there a danger in comparing issues like that to clear moral issues like slavery?*

A. It was not a clear moral issue in 1839. I'm afraid to say there were Congregationalists who believed in slavery or were not radical abolitionists. It was hard-fought to bring people around. Today, we don't have the benefit of hindsight in the issues we're currently discussing. If any of us claims infallibility on either side, we're not working together. But we need to have wide-ranging conversations around these issues of human rights, as we did in the 1800s around slavery.

Q. *The Amistad rebels killed two crewmen. Is there a lesson about the difficulty in adjudicating moral issues in that case?*

A. Terrible difficulty. John Quincy Adams argued for three days around those very kinds of questions before the Supreme Court. What does human freedom mean? What are the natural rights? The Amistad captives were arrested for murder as well as mutiny — as well as held as "salvage property," and it's hard to say those words today. Adams was able to argue that they had been illegally captured, and their God-given right was the right to defend their freedom, to overcome their captors.

It is not a slave ship — that's important for people to know. I don't think we would have made this into a civil rights classroom if she'd been a slave ship. She is a recreation of [what was] a schooner designed to transport cargo across the coast of Cuba. Then they put slaves below deck. There are no chains. We want people to come away saying [that] the heroes that led the mutiny and came to the aid of the Amistad captives are the kind of heroes we need to teach to our children today.

Rich Barlow can be reached at rbarlow.81@alum.dartmouth.org.

BOSTON HERALD SATURDAY, OCTOBER 18, 2003

JOHN J. CRAPO, PRO SE

In a corporate boardroom, business trumps friendship

It seems every time I pick up the newspaper there's another story about pay abuse and conflict of interest in the corporate world. This has led to a race among members of Congress, regulators and prosecutors to push for punishment and try to fix the problem. The results have been mixed.

Such efforts have had a positive

AS YOU WERE SAYING . . .

George Cloutier

effect with many board members now meeting more often and asking tougher questions. However, conflicts of interest still exist.

Recently The New York Times revealed that the lawyer who defended former New York Stock Exchange CEO Richard Grasso also served as chairman of NYSE's legal advisory committee and chief counsel to the corporate governance committee.

The story isn't unique. There are CEOs who either fill spots on their boards with friends or people they feel will be sympathetic. How do I know? Because I was that friend and I was forced to ask myself, "Can I fire my best friend?"

In 1997, a longtime friend from the Harvard Business School asked me to join the board of a company he headed. The corporation was fighting a hostile takeover attempt. He was looking for supportive directors. When I accepted the position, I warned my friend that I may someday be forced to vote against him. We both laughed at the thought then.

As time went by we were able to avoid the hostile takeover, although at a cost to the company as its stock plummeted. The board felt that the best thing for the company would be to seek additional bidders and ultimately sell. It became obvious that the CEO would try to prevent any sale, putting his own interests above his responsibilities to serve the company's stakeholders.

The board held an emergency meeting without the CEO present and I, along with the majority of the board, voted to replace him. I was picked to give him the news that he could resign immediately or be removed by the board. He resigned that day. Within a short time, we were able to get the stock price back up, and we successfully sold.

As with any business, the company must come before all personal relationships. For some that is easier said than done. As a guest lecturer at Harvard Business School, I present this case each year, asking the students, "If you were in my shoes, would you have fired your best friend or tried to help him because he was your friend?"

Every time I ask the question, half of the class chooses to protect their friend.

As a director, you are expected to serve as a surrogate for shareholders and to address concerns you have when you disagree with management's decisions. To do this, you must be able to push aside all personal feelings and do what is best for all stakeholders involved — shareholders, employees and customers. With an increase in shareholder lawsuits, it is more important than ever that directors are willing to replace CEOs or board members whose actions will have a negative effect on the company.

So if you are asked to join a board, you need to realize that the day may come when you are asked to make that decision or to cast the deciding vote. Would you be able to? Would you be willing to lose a friend over it?

I have no regrets about my decision. I did the right thing. However, I lost a friend — someone I had known for 30 years and someone I had fond memories of. But I know that I did the best thing for everyone involved and that allows me to sleep at night. I doubt I will join another friend at the board of directors' table, but if I did I know I could make that difficult decision again. I could fire my best friend.

George Cloutier is founder, chairman and CEO of American Management Services and chairman of Partner America. As You Were Saying is a regular Herald feature. We invite readers to contribute pieces of no more than 600 words. Mail to Boston Herald, P.O. Box 2096, Boston, MA 02106-2096, fax to 617-542-1315 or e-mail to oped@bostonherald.com. Submissions are subject to editing and become Herald property.

thirty-seven (37) OF Forty-Four exhibits

JJC / jjc

7-ELEVEN
8 PARK PLAZA
BOSTON MA 021163952
6177282171
STORE#: 32480
TRY OUR NEW ISLAND SORBET
ONLY AT 7-ELEVEN

John J. CRAPO, PRO SE

1	PprCffeeCup16z/473ml	1.09T
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TOTAL DUE	5.02
CASH	5.02

FRIDAY, OCTOBER 17, 2003

The New York Times

ART REVIEW JOHN J. CRAPO, PRO Se, AA, ABE

Rose-Red City Carved From the Rock

JJC/jjc

By GRACE GLUECK

Location, location, location! The scenery was sublime, but the desert terrain of Petra, an ancient metropolis at its height from the first century B.C. to the third century A.D., didn't make it the most accessible of spots. Still, an ambitious real estate developer of that time could have pushed Petra as one of the best places to prosper in the Middle East.



Cincinnati Art Museum

A monumental Roman vase with panther-shaped handles, imported into Petra in the first century A.D., in "Lost City of Stone."

Unraveling the secrets of Petra, urbane trade center of the desert.

Around the size of Lower Manhattan, the city was on a cliff-bordered plain in what is now Jordan's part of the Negev Desert. Safe, wealthy and abundantly provided with water, thanks to clever engineering, Petra was the capital of the Arabian kingdom of Nabatea.

And it was the center of a bustling trade in incense, ivory, textiles and other precious goods that flowed through it by camel caravan from China, India and Southern Arabia to Mediterranean markets.

Though by our standards its population was tiny — some 20,000 at its peak, around A.D. 50 — it was a highly sophisticated cultural crossroads. The Nabateans who built it, skilled in commerce, agriculture and engineering, began as nomads but evolved into urbanites over a short period of time. They literally carved from rock not only a lively metropolis but a necropolis of monumental tombs for their kings and leaders.

Today an archaeological preserve gradually being rediscovered by learned diggers, Petra comes to vivid life in the show "Petra: Lost City of Stone," which opens tomorrow at the American Museum of Natural History. Presenting major examples of Petra's art, architecture and way of life by means of objects and photographs, the show is said to mark the first cultural collaboration between Jordan and the United States. It was organized by the American Museum of Natural History and the Cincinnati Art Museum, which has the most extensive holdings of Nabatean sculpture outside Jordan, the result of an archaeological partnership with that country in 1937.

Petra declined after a Roman takeover in A.D. 106, partly because the Romans devised new trade routes by sea to replace the camel caravans. And in A.D. 363 a super-earthquake struck, destroying buildings and crippling Petra's water system. As a vibrant city, it was finished.

It had a brief Byzantine period, begin-

Continued on Page 36

thirty-eight (38) OF Forty-Four exhibits

THE NEW YORK TIMES, FRIDAY, OCTOBER 17, 2003

ose-Red City Carved From Rock

JOHN J. CRAPO PRO SE, AA, ABE



Jordan Tourism Board, North America

Resplendent tomb of unknown royal: the Khazneh.



Peter John Gates/Cincinnati Art Museum

Bust probably of Dushara, god of storms and rain.

A highly sophisticated cultural crossroads developed by nomads.

rainfall and vegetation, and he served as protector of the royal house. The head was dug up from the base of the Temenos (or courtyard) Gate, the arched entryway leading into the sacred precinct of the Qasr al-Bint, Petra's most important temple, situated at the convergence of the main caravan roads leading to the city's center.

In wonderful contrast with this conventional-style work is a striking small limestone stele, also dating from the first century A.D., from Petra's Temple of the Winged Lions. Known as an "eye-idol," the limestone piece takes the form of a betyl, or standing stone that marked a deity's presence, within a rectangular shrine.

The betyl's typical geometric features are here transformed into a stylized face, with deeply incised eyes, heavy eyebrows, a straight nose and a small stern mouth, all placed on a very flat surface. A straight wreath crowns the top of the linear forehead. Brancusi would have loved it.

Not to be overlooked are some of the architectural elements — friezes, capitals and such — that lend interest to the show. One is a section of zodiac limestone frieze from Khirbet edh-Dharih, a religious sanctuary outside Petra. This relief group of blocks intersperses strongly sculptured figures of the Gemini, Castor and Pollux, and Taurus with repeated squares of Nike crowning each of the figures with a wreath.

A huge capital carved with elephant heads in limestone from the Great Temple, a major architectural component near Petra's center, is an impressive sight. Dating from the late first century B.C., it is one of 120 columns that decorated the lower courtyard of the temple and that depict the elephant, familiar to Nabateans as a result of trade with India.

A warning: so packed is this show with fascinating objects and information that it is not an easy visit. Set up with the museum's usual expertise and helpful graphics, it still comes off as one of the busiest installations around.

But nothing daunted, Petra comes through. A beautifully produced and scholarly but readable book accompanies the show.

JJC/jjc

Forty (40) ~~of~~ of Forty-four

THE NEW YORK TIMES, FRIDAY, OCTOBER 17, 2003

JOHN J. CRAPO, Pro Se

Unraveling Mysteries of Petra, R

Continued From Weekend Page 33

ning around A.D. 350, during which Christian churches were built. But by 700 only a handful of people remained, and sheep and goats grazed in what was once the city's center. Petra was gradually overrun by the desert, although its rock-cut tombs survived. For centuries it lay dormant, unvisited and unmourned.

But in 1812 a Swiss-born, Cambridge-educated linguist named Johann Ludwig Burckhardt passed through the city en route from Syria to Egypt. He spent an uneasy three days there, unwelcomed as an outsider by the inhabitants, and published an account of it in his book, "Travels in Syria and the Holy Land."

The book sparked new interest in Petra, and more than 2,000 other Westerners found their way there during the rest of the 19th century, drawn in part by its Holy Land location. Among the visitors were the American artist Frederic Edwin Church and the English painter and rhymist Edward Lear.

In those days the common but erroneous belief was that Petra was the ancient capital of the land of Edom, chastised in the Old Testament for denying shelter to the Jews on their flight from Egypt. The view was that its decline was its just reward. Church himself wrote in his diary, "Here passed the Israelites and were turned back."

On display is his huge oil, "El Khasne, Petra" (1874), which dramatically reveals the rock-cut facade of the many-columned Khazneh, a resplendent tomb for an unknown royal, as it first appears to visitors approaching through the narrow rocky gorge that was the main entrance to Petra.

But a whole panorama of the city is projected in film images that sweep across a humongous three-part screen, showing the massive scale and extent of its roseate buildings. Among them are the residences and public edifices that lined the central avenue in Petra's heart, mostly built during the reign of King Aretas IV.

The many other areas of the show deal with Petra's art and artisanry; engineering feats like the elaborate public waterworks; stone inscriptions; luxurious items from upscale life, like a huge Roman vase of carved marble with panther-shaped handles that obviously belonged to a nabob; the eclectic religious traditions drawn from surrounding cultures; colonies outside Petra; and later Roman influences.

The art on display lacks the suavity and finesse of Greek and Roman art; it is much more provincial and charmingly folkish but derivative of both. Carved heads, architectural elements and objects of devotion are of interest here.

Among other concepts worshiped in the multicultural Nabatean religion was the zodiac, and one noteworthy

"Petra: Lost City of Stone" opens tomorrow at the American Museum of Natural History, Central Park West at 79th Street, (212) 769-5100, and runs through July 6.



Peter John Gates/Cincinnati Art Museum

Eye-idol: first century A.D. stele from Petra.

item is a small statue of carved limestone representing Nike, the Greek goddess of victory (circa A.D. 100).

She holds up a disk with zodiacal symbols surrounding a bust of Tyche, the Greek goddess of fortune, with an emblematic crescent moon above her right shoulder. The combined images of Nike and Tyche with the zodiacal symbols pay homage to the abundance and prosperity that flow from the heavens.

Not the least interesting fact about the statue is that it was originally built into a temple wall and, probably damaged by the earthquake of 363, found in halves. One half is owned by the Antiquities Department in Jordan, the other by Cincinnati. For this show the two have been joined, for the first time since antiquity.

Another of the show's stars, dating from the first century A.D., is a massive head, probably of Dushara, a Greco-Roman god resembling Zeus who was Petra's primary male deity. Sculptured in Hellenistic style, with parted lips and skyward gaze, his head is crowned with a laurel wreath set atop tightly curled long hair; he wears a short shaggy-curly beard.

In the Nabatean culture, Dushara had the powers of an ancient Near East storm god, with control over

JJC

Forty-one (41) OR Forty-four (44)

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JJC/jjc

A smart move: Vt. family reaps Ivy League gold

By WILSON RING
ASSOCIATED PRESS

WHEELOCK, Vt. — At first glance, Dartmouth College's gift to this tiny town cannot possibly be true: Any child from the hardscrabble community of 623 admitted to the Ivy League university can attend tuition free.

There appears to be little to connect the rural town in one of Vermont's poorest counties with the university 70 miles south in Hanover, N.H.

But Dartmouth owes its existence to Wheelock. In gratitude, Dartmouth continues to honor a 175-year-old commitment made when it was a struggling college desperate to feed its students and pay its bills.

"We had no clue," said George Hill, a 20-year-old Dartmouth junior whose family moved to Wheelock seven years ago from Montana without being aware of the gift.

Area real estate agents use Dartmouth's gift as a selling point for property in the community, and educators at the area high school, the Lyndon Institute, dream of Wheelock students bright enough to get in.

Over the generations, only eight children of Wheelock have taken Dartmouth up on the offer. And Dartmouth isn't turning away Wheelock applicants every year. Fewer than 10 Wheelock children graduate from high school every spring.

"A lot of the kids just look at it as an impossibility," Hill said.

He didn't.

"Once I found out I could go tuition free to Dartmouth, I molded my high school (studies) to Dartmouth," Hill said. He played sports, racked up the extracurricular activities, took advanced placement courses and kept his nose in his books.



AP PHOTO

FREE MAN ON CAMPUS: George Hill, 20, has taken advantage of a 175-year-old Dartmouth tradition: Any child from Wheelock, Vt., admitted to the school gets free tuition.

This year alone, his family's choice of homes is saving him $28,965. Total fees are more than $40,000 a year.

"I'm still pinching myself," said Hill's mother, Linda Torrey, a real estate agent in Lyndonville.

Wheelock is named for Eleazar Wheelock, who in 1769 founded Dartmouth College on the eastern bank of the Connecticut River.

After Eleazar Wheelock died in 1779, his son John, the second president of Dartmouth, was desperate to find a way to keep the school afloat. He asked the Vermont Legislature for help and in 1785, Vermont granted Dartmouth 23,000 acres of land in a town it named Wheelock.

Over the years, Dartmouth collected rents in money and kind from farmers in the town. The story goes that the offer of free tuition was made in the 1830s when Dartmouth President Nathan Lord was in Wheelock collecting rent.

WTC firm mulls N.Y. land deal

NEW YORK — Cantor Fitzgerald, the bond trading firm that lost two-thirds of its workers in the Sept. 11, 2001, attacks on the World Trade Center, is negotiating a deal to return to lower Manhattan.

The firm is considering the purchase of a 200,000-square-foot office space, which is being vacated by Goldman Sachs, The New York Times reported yesterday.

But Howard Lutnick, Cantor's chief executive, wants several subsidies and his demands have sparked a dispute between city and state officials, and the Real Estate Board of New York.

Cantor Fitzgerald lost 658 of its 960 employees who were working at the World Trade Center the day of the attacks. The company had sought to build a new headquarters in Union Square, but the deal fell through.

— ASSOCIATED PRESS

JOHN J. CRAPO, Pro Se, AA, ABE

WEATHER

GREATER BOSTON & NEW ENGLAND

BOSTON TODAY	MONDAY	TUESDAY	WEDNESDAY	THURSDAY
52°/42° Partly cloudy, showers	54°/44° Partly cloudy and cool	63°/47° Mostly cloudy, showers	56°/43° Chance of AM showers	53°/42° Partly cloudy, breezy



Montpelier 44/28
MAINE
Lebanon 49/27
N.H.
Portland 51/31
NEW YORK
VT.
Manchester 50/33
Nashua 52/31
Albany 47/32
Worcester 50/34
Boston 52/42
Springfield 53/31
MASSACHUSETTS
Providence 53/36
Hyannis 52/40
Hartford 54/34
R.I.
New Bedford 54/35
CONNECTICUT

YESTERDAY

TEMPERATURES (5 PM EDT)	
High	54
Low	44
Mean	49
Departure	-4
Oct. High	74
Oct. Low	41
2003 High	93
2003 Low	0

RECORDS FOR OCT. 19	
HIGHEST	84 in 1945
LOWEST	28 in 1922

PRECIPITATION (INCHES)	
24-hour total	0.06
Oct. total	3.65
Departure from normal	+1.49
2003 total	34.23
Departure from normal	+1.04

HEATING DEGREE DAYS	
Degree days	16
Oct. total	176
Season total	210
Last season	182
30-year normal	261

A heating degree day figure, a measure of fuel consumption, indicates how far the mean temperature was below 65.

MARINE FORECAST

Wind: Winds northwest at 10-15 knots.
Seas: 2-3 feet from Chatham to the Merrimack River to Watch Hill, R.I. Waves 1-2 feet on the Harbor.
Visibility: 2-3 miles with a chance of showers.

NATIONAL FORECAST



50s
Seattle
Portland
40s
Boston
New York
Minneapolis
Detroit
70s
60s
80s
50s
Washington
San Francisco
Chicago
Denver
80s
Los Angeles
90s
90s
70s
100s
Phoenix
Dallas
Atlanta
80s
Houston
Orlando
Miami
20s
30s
40s
50s
ALASKA
80s
HAWAII
MAP KEY
HIGH
LOW
COLD
WARM
STATIONARY
SUNNY
SHOWERS
SNOW
CLOUDS
THUNDER
ICE

Anchorage	shwrs	38/30	Detroit	ptcldy	59/48	Orlando	ptcldy	82/63
Atlanta	sunny	74/51	Honolulu	shwrs	86/70	Phoenix	sunny	100/72
Atlantic City	ptcldy	64/44	Las Vegas	sunny	91/64	Pittsburgh	ptcldy	58/41
Charleston	sunny	75/52	Los Angeles	sunny	76/63	St. Louis	sunny	78/57
Chicago	ptcldy	67/50	Miami	ptcldy	85/71	San Diego	sunny	75/64
Cleveland	ptcldy	58/36	Minneapolis	sunny	73/51	San Fran.	ptcldy	68/53
Dallas	sunny	83/59	New Orleans	sunny	79/60	Seattle	shwrs	61/50
Denver	sunny	86/46	New York City	shwrs	59/44	Washington	ptcldy	65/46

WORLD

Acapulco	85/76 t	Moscow	45/38 pc
Athens	76/54 sh	Nairobi	77/54 pc
Bangkok	93/75 t	Nassau	84/74 t
Barbados	90/70 t	Paris	63/43 sh
Berlin	53/35 s	Quebec	44/32 pc
Bermuda	88/79 t	Rio	79/70 pc
Brussels	58/36 pc	Rome	70/54 pc
Buenos Aires	68/39 s	San Juan	89/77 pc
Cairo	81/68 pc	Seoul	74/49 s
Copenhagen	49/32 pc	Tel Aviv	75/61 s
Curacao	93/82 t	Tokyo	70/53 pc
Dublin	54/39 pc	Toronto	52/41 sh
Frankfurt	54/31 s	Vancouver	58/52 sh
Guadalajara	80/58 pc	Vienna	50/34 pc
Helsinki	42/32 c		
Hong Kong	91/79 pc		
Jerusalem	78/68 s		
London	59/46 pc		
Madrid	68/55 sh		
Mexico City	70/44 t		
Montreal	46/36 pc		

Legend: s-sunny, pc-partly cloudy, c-cloudy, sh-showers, t-thunderstorms, r-rain, sn-snow, i-ice, w-windy.

Maps, forecasts and data by Weather Central, Madison, Wisc. © 2003

TODAY'S TIDES

Greater Boston area	6:33 AM	Lynn	6:43 AM
Barnstable	6:44 AM	Marblehead	6:33 AM
Bar Harbor	5:54 AM	Monomoy Pt.	7:15 AM
Bournedale	6:11 AM	Nantucket	7:44 AM
Chatham	8:29 AM	New Bedford	3:11 AM
Cape Cod E.	6:34 AM	Newport	3:01 AM
Dennisport	7:36 AM	Oak Bluffs	7:05 AM
Edgartown	7:30 AM	Old Orchard	5:16 AM
Falmouth	6:17 AM	Plum Island	6:28 AM
Hampton Bch	6:30 AM		

SUN & MOON

Sunrise	7:01 AM
Sunset	5:57 PM
Moonrise	———
Moonset	3:20 PM
Length of day	10:56 hours
Day of year	292
New Moon	Oct. 25 at 2:52 AM
Full Moon	Nov. 8 at 1:54 AM

New Moon	First Quarter	Full Moon	Last Quarter
Oct. 25	Oct. 31	Nov. 8	Nov. 16

TRAVEL CITIES FORECAST

City	Today	Tomorrow
MIAMI/FT. LAUD.	85/71 Partly cloudy and warm.	85/71 Partly cloudy and warm.
CHICAGO	67/50 Partly cloudy and mild.	76/47. Partly cloudy and warmer.
DENVER	86/46 Mostly sunny and warmer.	75/44 Mostly sunny and pleasant.
NEW YORK CITY	59/44 Partly cloudy. AM showers.	56/49 Partly cloudy skies and cool.
LOS ANGELES	76/63 Mostly sunny after AM fog.	76/64 Mostly sunny after AM fog.
WASHINGTON D.C.	65/46 Partly cloudy skies and mild.	64/50 Mostly sunny skies and mild.

JOHN J. CRAPO, Pro Se, AA, ABK

#forty three (43) of Fourty-Four (44)

THE SATURDAY PROFILE

Aiming at Judicial Targets All Over the World

By CRAIG S. SMITH

MADRID

BALTASAR GARZÓN, Spain's crusading investigative magistrate, has a flair for drama.

In 1998 he succeeded in having Chile's former military dictator, Augusto Pinochet, arrested in London, after indicting him with an international warrant for crimes against humanity.

Last year he tried to have former Secretary of State Henry A. Kissinger questioned about possible American involvement in abuses by Latin American dictatorships in the 1970's.

Most recently, he indicted Osama bin Laden.

Even for a man who had already built a reputation for taking on big names, that last step was one too far for many here. The country's largest newspaper, El Mundo, called it a grab for headlines and ran a cartoon lampooning Mr. Garzón with a caption that read "Who's next?" It showed him pointing at Darth Vader.

Mr. Garzón insists his high-profile cases are motivated by a desire for justice rather than personal glory. To hear him tell it, he is doing his job, one facilitated by a 1985 law that gives Spanish courts "universal jurisdiction" in crimes against humanity if they can be linked, however tenuously, to Spain.

"The figure of hero repels me," the gray-suited, 47-year-old Spanish judge said during an interview in his downtown office, which is decorated with oil paintings of flamenco dancers and matadors. The office's only hint of fascination with celebrity is a small framed snapshot of him with the Dalai Lama.

"Heroism is done day to day, working on what is in front of me."

FROM his high, narrow perch in Spain's National Court, Mr. Garzón has emerged as one of the most visible and controversial proponents of international justice, a position that has pitted him against the world's evildoers and superpowers alike.

It has also provoked plenty of criticism, particularly given his aggressive — some say reckless — indictments, which have spun legal arguments around allegations that other judges may have dropped.

He is a champion of the International Criminal Court, which he argues should have jurisdiction in terrorism cases, and he is caustic in his criticism of Washington for refusing to join the tribunal. He does not claim to be above trying to make a point.

The indictment of Mr. bin Laden, he said, was no quixotic publicity stunt but, in part, a challenge to what he sees as America's nonjudicial drift in the war on terror, which he said was hampering efforts to investigate terrorism around the world.

"I have no interest in judging bin Laden here," he said. Instead he hopes to prevent the United States from treating Mr. bin Laden as it treats the 660 men who were seized during the Afghan conflict and are being held at the American Navy base in Guantánamo, Cuba.

"If they catch bin Laden alive, they can't send him to Guantánamo without first dealing with this indictment," he said, leaning over a desk piled with files.

That remains to be seen. The 700-page indictment, issued in September, alleges that 34 men working from Spain were part of a cell of Al Qaeda that helped plan the Sept. 11, 2001, terrorist attacks under Mr. bin Laden's command. Many of the accused have been in Spanish jails since November 2001.

Mr. Garzón said that pursuing the case had been complicated by Washington's near monopoly on information about Al Qaeda. American agencies, he said, regularly ask him for intelligence but will not reciprocate.

"It's Kafkaesque," he said. "It is easier to bomb a country than improve international judicial cooperation."

Several of the defense attorneys involved in the case had a different interpretation of the indictment, charging that it was simply a way for Mr. Garzón to curry favor with the Spanish government, by helping it to look good with the Bush administration.

"His ambition is to head the International Criminal Court, and for that he needs the government's backing, so he is playing the government's game," said Jadicha Candila, an attorney for a defendant in the case.

Mr. Garzón denies self-promotion. He denies, too, that his passionate pursuit of justice has to do with his Catholic upbringing in the fading days of Spain's own dictatorship. He grew up as the son of modest farm workers in the olive-growing region of Andalusia. He once considered the priesthood, and then psychology, but was inspired to study law after hearing a magistrate speak to his high school class.

He began as a provincial judge and worked his way up through the ranks to become the youngest investigative magistrate at the National Court, Spain's highest criminal tribunal, when he was 32.

He said he was drawn to the National Court because it was an opportunity to fight terrorism and organized crime. It did not take him long to raise the job's profile: he went after a shadowy organization — one linked to the government — that had been assassinating Basque separatists.

Eventually he convicted a dozen government officials, including a former interior minister. The case was largely responsible for driving a Socialist prime minister, Felipe González, from power.

Defense attorneys working on behalf of people he has put behind bars pending trial argue that his cases often unravel in court and that his highest profile indictments are careerist maneuvers.

Even Mr. Pinochet, the Chilean, was eventually set free, though, separately, Mr. Garzón recently won the extradition of a former Argentine military officer and helped bring about the arrest of 39 others for crimes committed during the Argentine government's "dirty war" in the 1970's.

MORE than critics, such crusades have drawn enemies. Someone placed a banana peel in his bed, he said, as a warning that they could reach him in his most intimate places. Since then, he has lived cautiously. Married, with three children, he recently dropped vacation plans for the Galápagos Islands because the Spanish police had a tip that his boat might be booby-trapped. Similar threats surfaced at a ski resort.

Leaving his office one recent day, he paused at the building's door and barked at a clutch of men, his bodyguards, standing beside a row of parked cars. Together they scrambled into twin silver Peugeots and pulled out into the city's afternoon traffic.

He is matter of fact about the danger. "I knew from Day 1 the risks involved in the job," he said.



Mark Gregory Peters/Cover, for The New York Times

"The figure of hero repels me. Heroism is done day to day, working on what is in front of me."

BALTASAR GARZÓN

#Forty Four (44) OF forty four (44)
John J. Crapo, PRO SE



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JJC/jjc

PAID

John Jennings CRAPO. Pro Se
Shareholder
Sara Lee Corporation

EXHIBITS

PART ONE (01). ~~PAGE ONE~~

Table of Contents → page one (01) of five (05) pages

MORE

JOHN JENNINGS CRAPO, Sara Lee Corporation
Pro se. shareholder

Exhibits

part one (01)

17

More

John Jennings CRAPO, Pro Se   Sara Lee Corp.
shareholder

Exhibits

part one (01)

table of content
~~nav two~~ three (03) or five (05) pages

The Boston Globe "IN QUIET RITE PARIS'S unclaimed are buried..." 04 Sept 2003   one (01)

The Boston Globe (Mr) "Horacio Pietragalla Corti ---" Sept 04 2003   ONE (01)

The Boston Globe 21 Nov 2003 Deaths: Minahan to Zimmerman   one (01)

Hostess Fruit Pies... receipt 7 Eleven NOV 07 2003   one (01)

THE Boston Globe   NOV 07 2003   one (01)

STATE Auditor faults deals for New Bedford...   one (01)

Boston Globe   NOV 08 2003   one (01)
"9.7b is pulled out..."

Boston Globe NOV 10 2003   one (01)
and Boston Herald NOV 03 2003
NOV 10 Death Notices item Mr George Whitten Manter
NOV 03 2003 "Stabbing outside ~~pott~~ pool house ... New Bedford.."

the Boston Globe   NOV 11 2003   ~~one~~
"Guantanamo case seen as risky---
"AG IN CONN...   ~~two (02)~~ ~~three (03)~~ Four (04)

Putnam assets fall $24b. IN one week...   NOV 11 2003   one (01)

Boston Herald
uncle of toddler charged in fatal crash...

more

11 7   24 24
13
14)   31 31/53
17

13

~~John Jennings Crapo, [illegible]~~

Sara Lee Cork

John Jennings CRAPO, pro
shareldr

Exhibits

part one (01)

table of contents
page four (04) of five pages

Boston Herald Nov 06 2003 one (01)
New Boston University prez...

Boston Herald Nov 2003 one (01)
"Royal Pain..."

Boston Sunday Herald Nov 09 2003 one (01)
"Chuck: I'm victim
of serial lie..."

Boston Herald Nov 10 2003 one (01)
"From Harvard to homeless
... degree no guarantee..."

Boston Herald Nov 11 2003 Two (02)
Putnam lost $14B in two weeks..."

New York times Nov 10 2003 one (01)
"An artisan with a disability..."

New York times July 01, 2003 one (01)
"Royal accounts Bottom line: ..."
(Prince) "Charles makes a Princely Sum"

New York times Nov 10 2003 one (01)
"Miss C.Z. Guest..." (obituary)

New York times Nov 10 2003 one (01)
"Spain says Yes, as its Prince Picks a
bride..."

New York times Nov 11 2003 one (01)
"Mourning a ... Leader..."

11

John Jennings Crapo
Pro Se, Shareholder

Sara Lee Corp

my exhibits
part ONE(01)
table of contents
page five(05) of five pages

VITAL RECORDS OF ROCHESTER
MASSACHUSETTS to 1850
Ten(10) pages.

cover page.
cover page

p. 92	96	94 ~~95~~	140
93	97	95	141
94	92	96	138
95	93	97	139

55
10
65
17
82

Holiday INN ~~letter~~ NOV 07 2003
my evaluation 21 NOV 2003
my letter NOV 21 2003
Duplicate NOV 07 2003
Duplicate 21 NOV. 2003
addressed envelopes and
CMRRR forms 17 pages

part one 82

THE NEW YORK TIMES **NATIONAL** FRIDAY, OCTOBER 31, 2003

John Jennings CRAPO, PRO SE

PAID

Lodge Owner, With 2 Gue[illegible] Decides to Ride Out the Fire

By SARAH KERSHAW

BIG BEAR LAKE, Calif., Oct. 30 — As firefighters worked frantically on Thursday afternoon to defend this resort town in the San Bernardino Mountains from an inferno burning just five miles away, no one could say whether the whipping winds would send the devastating flames this way.

And most of the 20,000 year-round residents weren't around to find out. They had heeded evacuation orders issued two days ago, turning this touristy town 90 miles northeast of Los Angeles into a ghost town where the only things moving were wind-blown chairs and an occasional fire truck.

But at the very edge of town, the Honey Bear Lodge was open. The owner, Michael Beveridge, who built the lodge after an earthquake devastated this area in 1992, refused to leave his lakeside lodge. Authorities had tied a piece of yellow police tape around a telephone poll near the entrance to the lodge, meaning that Mr. Beveridge and anyone else on the property had been told to leave but had opted not to.

"I live under a bright star," said Mr. Beveridge, 47, who saw almost everyone he knows here pack up their belongings, their horses and their children and flee. "I'm not worried. The worst that could happen is that I end up treading water in the lake and drown."

And Mr. Beveridge was not alone at the Honey Bear. John and Carmen Peoples, both 61, were evacuated on Sunday from their home on the west side of Lake Arrowhead, not far from where the fire raging through here had destroyed about 350 houses on the lake's east side on Wednesday. They spent one night in Mrs. Peoples's office, at a school in Redlands, down the mountain, and then tried unsuccessfully to go back to their home to pick up some family photographs, antiques and other things they forgot when they fled. Then they drove to Big Bear Lake, with their four dogs and a cat, where they heard that the Honey Bear was still renting rooms and cabins and would accept their pets.



Monica Almeida/The New York Times

John and Carmen Peoples, with their four dogs and a cat, have taken refuge at the Honey Bear Lodge in Big Bear Lake, Calif.

As of Thursday, they said they had enough food left for another day, but would hold out as long as they could.

"We have enough food for today and that's it," said Mr. Peoples, who drives a delivery truck for Sara Lee and commutes to Ontario from Lake Arrowhead. "We may have to break down and go down, although we don't want to."

Mrs. Peoples added: "Actually, it's so beautiful, you know. It's so peaceful."

The situation was not peaceful for local firefighters, several of whom had been dispatched to fight the harrowing blaze at Lake Arrowhead, about 20 miles west of here, and who were now focusing their efforts on protecting Big Bear Lake and the surrounding valley.

About 60,000 people had been evacuated from the mountainous area, said Chip Patterson, a spokesman for the San Bernardino Sheriff's Department. Along the smoky, charred roads that wind through the San Bernardino National Forest and into small

Towns are empty as most residents heed evacuation orders.

New York Times
Oct 31
2003

mountain enclaves, town after town was deserted on Thursday.

Fog and drizzle on Thursday brought some hope of containing the 50,000-acre fire that was raging through the San Bernardino Mountains, but winds gusting more than 50 miles per hour and the unpredictable path of the wildfire still left towns like Big Bear Lake vulnerable.

Fears of looting and burglaries of evacuated homes were growing, officials said, and the Sheriff's Department said it had dispatched 135 deputies to patrol a 25-mile area.

On Wednesday, the last place to buy food in Big Bear Lake, the L & H Liquor store, closed, and by Thursday, there was no place here to buy gas, food or medicine.

But Mr. Beveridge, who had stocked up on food, served chili and crackers to two visitors to the lodge on Thursday night. He was hunkered down with no plans to leave, he said, although he had loaded up some tools in his truck.

"I figured if my place burns down, I'll at least have some tools and I'll start somewhere else," he said.

The Peopleses, meanwhile, heated up their last can of soup.

PAID

WALL STREET REPORT

SEC Set To Subpoena 5 NYSE Specialist Firms

AGENCY SAYS THEY BROKE RULES

John Jennings Crapo pro se

Bloomberg News

NEW YORK — The Securities and Exchange Commission plans to subpoena at least five New York Stock Exchange market-making firms, expanding a probe of alleged trading violations at the world's biggest stock market, people familiar with the matter said.

The firms, which the NYSE said this month broke rules intended to provide investors with the best prices, may get subpoenas within days, said the sources, who spoke on the condition of anonymity. The firms include LaBranche & Co.; Goldman Sachs Group Inc.'s Spear, Leeds & Kellogg; Van der Moolen Holding NV; Bear Stearns Cos.' Bear Wagner Specialists; and FleetBoston Financial's Fleet Specialists.

The prospect of subpoenas comes after a nine-month probe by the NYSE, later joined by the SEC, which has added weight to criticism that the exchange's reliance on floor traders drives up costs. The disclosure that former NYSE Chairman Richard Grasso received a $140 million payment raised concern among some investors that too little was spent on regulation.

The impending subpoenas "show that the SEC has decided to step in and take charge of this investigation," said John Olson, a senior securities partner at Gibson, Dunn & Crutcher in Washington and a former NYSE board legal adviser.

Helene Glotzer, an assistant enforcement director in the SEC's New York office, declined to comment on the specialist probe, as did NYSE spokesman Ray Pellecchia.

Representatives for Goldman Sachs, Bear Stearns, LaBranche, Van der Moolen and Fleet had no comment. Bank of America Corp. said this week that it intends to buy Fleet's parent, FleetBoston Financial Corp.

The SEC might also subpoena the two smallest specialist firms, the sources said. They are Performance Specialist Group LLC and Susquehanna Specialists Inc. Susquehanna spokeswoman Kelli Crudo said the company had no comment. Performance Specialist Chief Executive Officer Kirk Kellogg didn't return calls.

The SEC has been criticized for moving slowly in an investigation of mutual-fund trading abuses. New York State Attorney General Eliot Spitzer and Massachusetts Secretary of the Commonwealth William Galvin have led investigations of fund companies.

"Heads should roll at the SEC," Spitzer told the New York Times.

JJC/jjc

THE TAMPA TRIBUNE
THURSDAY, OCTOBER 30, 2003 ♦ TAMPA, FLORIDA ♦ TBO.com

Cochran Encourages Audience On Coronet

John J. CRAPO

LAWYER TELLS GATHERING TO PROVIDE INFORMATION

CRAPO

By BILL HEERY
wheery@tampatrib.com

PLANT CITY — The century-old Coronet Industries plant is drawing more celebrity attention than this rural area of northeast Hillsborough County could have imagined.

But it isn't the kind of publicity the chamber of commerce relishes in the winter strawberry capital of the world.

A month after California-based law firm Masry & Vititoe — made famous by the film "Erin Brockovich" — announced it would represent residents in an environmental lawsuit against Coronet, famed trial lawyer Johnnie Cochran was in town Wednesday night.



Cochran
Lawyer spoke to audience at church.

Cochran, known as a member of the "Dream Team" that won acquittal for O.J. Simpson in his murder trial, came to Plant City to encourage residents to provide information for a possible lawsuit against Coronet for alleged pollution that some residents claim has caused an abnormal rate of illness.

Coronet officials have said there is no evidence the plant is responsible for health problems.

The flamboyant 66-year-old lawyer used biblical terms to fire up an audience of about 250 people at the Allen Chapel African Methodist Episcopal Church. He compared the legal battle against Coronet, owned by a Japanese

See COCHRAN VISITS, Page 10 ▶
Coronet points to landfill

Hon George
MOFFETT
~~COCHRAN~~
COCHRAN
~~ESQ.~~
LLB, LLD
et Cetera

METRO
FRIDAY, OCTOBER 31, 2003 • THE TAMPA TRIBUNE • TBO.com

'Cloud Back Over' Perry



Attorney General Charlie Crist has subpoenaed records from the Southern Inn as part of a bias investigation.

DISCRIMINATION COMPLAINT REKINDLES '01 RACIAL DIVIDE

By JEROME R. STOCKFISCH
jstockfisch@tampatrib.com

PERRY — This small city beckons motorists zipping through on U.S. 19 with a banner touting its upcoming Forest Festival. National chains haven't pushed out mom-and-pop hardware and feed stores, and a roadside motel promises "large accommodations in the Southern tradition."

But that same motel stands accused of perpetuating a darker side of small-town Southern life.

On Thursday, Florida Attorney General Charlie Crist issued a subpoena to the Southern Inn as part of an investigation into allegations that the owner told black guests that "coloreds" were not allowed in the swimming pool.

The case has again put the national spotlight on Perry's racial divide, which was exposed two years ago when a Maryland legislator who stopped for a beer at a tavern was told that he would have to drink it in a back room reserved for black patrons.

The new accusation is being disputed by motel owner Raj Patel. He says he ejected nonpaying visitors and unattended children who had made the swimming pool the gathering point of a family reunion.

Crist's subpoena seeks records on rates charged to motel guests, length of stays and other information. It could lead to the first official complaint filed under Florida's revamped civil rights laws.

The investigation stems from a family reunion July 18-20. Dwayne Parker of West Palm Beach checked into the Southern Inn, 2238 S. Byron Butler Parkway, paying $46.82 a night for three nights. Motel records show he checked out a day early and was refunded one night's stay.

Parker could not be reached Thursday for comment, and the attorney

See BIAS COMPLAINT, Page 10 ▶
New allegations divide residents.

PAID PAID
John Jennings CRAPO

The Tampa Tribune Oct 31 2003


AID

John J. Crapo pro se, JJC/jjc

Tribune photos by

Southern Inn owner Raj Patel says he did not tell black guests that they were not allowed in the swimmi
says he told guests that their visitors had to leave because of liability issues. "I didn't say anything about



Councilwoman Shirley G. Scott says progress has been made since a 2001 discrimination incident at Perry Package Store & Lounge.



Perry Package paid $15,000 after telling a black man he would be served in a b
2001. New owner Sonny Buckhalter, with his wife, Jan, doesn't want to see it h


Perry PACKAGE
Buck's

TAMPA TRIBUNE 31 Oct 2003

Tribune photos by COLIN HACKLEY

Sonny Buckhalter, the new owner of Buck's Perry Package & Lounge, says the city doesn't deserve this cloud over it and that he doesn't want its reputation to suffer further. "We don't need this label. That's not the way we are. Not just me — the city," he says.

John Jennings CRAPO

BIAS COMPLAINT

Continued From Page 1

general's office did not release copies of his formal complaint.

Patel said he was concerned about liability with so many unregistered guests using the pool and told his paying guests their visitors had to leave.

"I just requested of them, 'If you have any guests, please go,' " Patel said Thursday. "I don't have any idea why" Parker leveled the discrimination accusation. "I didn't say anything about color."

Patel, 52, was born in India and is a U.S. citizen. With his dark skin, he says he experiences discrimination. Since the Sept. 11 attacks, he says, some potential customers have walked away from his check-in desk, thinking he is Middle Eastern.

"I don't believe in discrimination," Patel said. "I'm going to fight it all the way. I'm not guilty."

Crist is unconvinced at this point.

The attorney general said his investigators have interviewed "five or six" witnesses who have corroborated Parker's version of events.

"Based on that, we felt it was appropriate to issue the subpoena to further establish what the facts are and what was happening at the Southern Inn," Crist said.

Crist said the fact that


Tallahassee
75
10
Perry
19
27
27
Cedar Key
Gulf of Mexico
75
19
Tampa

Tribune map by VAUGHN HUGHES

CRAPO

Thursday's subpoena was served in the same small city as the 2001 incident was irrelevant.

"It would bother me if it happened in Perry or anywhere else in Florida — or America," he said. "It would be unreasonable and irresponsible of us to ignore a complaint of this nature."

But to Perry residents and others, it instantly brought to mind the incident at Perry Package Store & Lounge.

On Feb. 3, 2001, Talmadge Branch, a Maryland legislator, asked for a beer at the bar on U.S. 19. He was told he would be served in a back room.

Branch filed a complaint, and everyone from Florida lawmakers to Gov. Jeb Bush to the Rev. Al Sharpton entered the fray.

The owners of Perry Package lost their liquor license and paid $15,000 to promote better race relations to settle the charges.

On Thursday, the new owner said he does not want to see the area's reputation suffer further.

"It aggravates me to think that a misconception would bring this cloud back over Taylor County," said Sonny Buckhalter, owner of Buck's Perry Package & Lounge. "We don't need this label. That's not the way we are. Not just me — the city."

But a group of black men gathered at the 98 Bar disagreed.

They told stories of discrimination on the job, of "black bars" and "white bars" and of harassment by police.



Jonathan Sellers, a truck driver and 15-year Perry resident, says "Ain't nothing changed," while telling stories of discrimination.

"Ever since I've been here, it's been like that," said Jonathan Sellers, a truck driver who has lived in Perry for 15 years. "Ain't nothing changed."

Shirley G. Scott's position is somewhere between the Perry Package owner and the 98 Bar patrons. "We have made progress since the last incident," the three-term Perry City Councilwoman said. "And evidently there is still progress to be made."

Photographer Colin Hackley contributed to this report. Reporter Jerome R. Stockfisch can be reached at (850) 222-8382.

2 Ethics Charges Kept Against Holt

John Jennings CRAPO no le

JJC/jjc

PUBLIC DEFENDER MAY PAY $5,500

By JOSHUA B. GOOD
jgood@tampatrib.com

TAMPA — Having her secretary do a few typing jobs could cost Hillsborough County Public Defender Julianne Holt $5,500 in fines.

That was the recommendation of an administrative judge who ruled Thursday that Holt violated state ethics laws by having her secretary type personal letters and material for courses Holt was teaching.

After three weeks of hearing numerous witnesses in the case, Judge Steve Dean dismissed three other ethics charges against Holt. He found she did not direct employees to work on her political campaign for reelection as public defender while they were on the job. He also found that having employees take her Mercedes-Benz to an auto repair shop was not an ethics violation because Holt used her car on public defender business and was in meetings conducting public business when her secretary took the car to the shop.



Holt
Says ruling affirms that she is credible

One employee also made bank deposits for Holt, but Dean ruled that was not a violation because that employee was going to the bank anyway.

Dean's ruling is another step in the legal process that began in 2000 after a group of former public defender office employees complained about Holt. Initially, Holt was accused of 13 ethics violations. Last year, they were whittled to five by the Florida Commission on Ethics.

Early next year, Dean's recommendation will be presented to the commission in Tallahassee.

Holt's attorney, Greg Kehoe of Tampa,

See PUBLIC DEFENDER, Page 10 ►
Judge cites firing of two workers.


HONG KONG

Associated Press file photo (2000)

Tampa's Waterfront Faces Showdown With Dragons
Page 3

Terri Schiavo's Parents Get Help From Legal Group
Page 3

oct 31st 2003 TAMPA TRIBUNE JJC/jjc

THE NEW YORK TIMES NATIONAL FRIDAY, NOVEMBER 7, 2003

PAID

Pew Charitable Trusts Will Become Public Charity

John Jennings CRAPO PRO SE

By STEPHANIE STROM

The Pew Charitable Trusts, one of the nation's 10 largest private foundations, will become a public charity next year in a move almost unheard of in the lofty realms of multibillion-dollar philanthropy.

The move, which has already received regulatory approval, will turn Pew into an $3.9 billion organization capable of raising money, lobbying and other activities that are either prohibited or sharply constrained for private foundations.

"It will give us greater flexibility in our operations, as well as economies of scale that we could not achieve as a private foundation," said Rebecca W. Rimel, president and chief executive of Pew.

Ms. Rimel said that while Pew would collapse its seven program areas into three, its philanthropic activities would remain pretty much the same as they had been for decades.

But as a public charity, Pew will be able to operate programs and subsidiaries that might share office space, technology, research, purchasing and other administrative expenses, thus improving efficiency.

It could solicit money from the public, just like a university or hospital, and create pooled donor funds or raise money on behalf of another organization, while private foundations cannot. Money from Pew the public charity could amount to more than 2 percent of a nonprofit organization's revenues, a limit Pew the private foundation could not exceed.

The change in status also confers tax and investment benefits. For instance, the seven trusts that collectively form the foundation will no longer have to pay a tax on their net investment income, which cost them an average of $4 million annually over the last eight years. That money, Ms. Rimel said, will now go to charity.

Pew will also escape the requirement to spend an average of 5 percent of its assets each year, although Ms. Rimel said repeatedly that it would continue to spend at least that much.

And as a public charity, Pew will be able to lobby on issues that have long been of interest to it, like campaign finance reform, foster care and environmental policy. Private foundations must constrain themselves to lobbying on policies that directly affect them.

"One reason for doing this of many is that private foundations cannot lobby," said Victoria B. Bjorklund, a lawyer specializing in nonprofit law at Simpson Thacher & Bartlett, "and if you want to have a voice in the national debate or discourse today, you would want to be able to lobby."

It would be impossible for most private foundations the size of Pew to make such a transition because they are endowed by a single person or family.

The Pew trusts, which were established by the sons and daughters of the Sun Oil Company founder Joseph N. Pew and his wife, Mary Anderson Pew, are collectively managed but separate, and many of the programs they support, like the new Pew Institute for Ocean Science and the Pew Center for the People and the Press, are also supported by other foundations and donors.

So Good, and Suddenly So Horribly Bad

JOHN J. CRAPO, PRO SE

By KARI HASKELL

Amber leaped into her mother's blue Ford Tempo. Another day of second grade was over and she was eager to tell her mother, Wendy Colletti, what she had learned.

For Ms. Colletti, then known by her maiden name, Birnbaum, it was a picture-perfect moment in a life full of them. She had two happy children, Amber and James. She also had a handsome fiancé, Scott Colletti. It was Feb. 23, 2000; they were to be married in just a few months.

The Neediest Cases

Within moments, a bright winter afternoon turned bleak.

"I felt a big huge bang and we went flying into the intersection," she recalled recently at her home in Lynbrook, N.Y. Her car was hit from behind by a van towing a trailer. The force of the collision whipped her and her daughter forward against their seat belts. Amber's belt protected her, but Ms. Colletti's knees struck the dashboard.



Barton Silverman/The New York Times

After life turned bleak, Wendy Colletti found an agency that helped her and her son, James, 7, and daughter, Amber, 10, holding their cat, Vega.

At first, the injuries seemed minor. Within a few months, however, she began having intense headaches and back pains related to the accident. She was using up sick days at work. One day turned into three. Three into several weeks. Ultimately, she said, she was fired from her weekday job at an equipment leasing company and her weekend job as a waitress.

"I went from making $1,800 a week; now I am left with nothing," said Ms. Colletti, whose back and knee pains have required surgery and kept her homebound for nearly three years. "I have been working since I was 14; Now, I have to depend on others to help me. I feel so degraded because I can't do the things for myself that I want to."

After her accident, she relied on her new husband.

With him by her side, she anticipated that life would get better.

And it did, for a while.

In September 2001, Mr. Colletti died unexpectedly. For his family, it was a blow more staggering than any car crash. Ms. Colletti fell into depression. She lost her appetite, she said, and, on some days, her will to live.

At the time, she and her children lived with her husband's parents. But the memories that lingered there only made matters worse.

"I knew I had to leave," she said. "It became too hard on us."

With savings in the bank, she had enough for a down payment on a house. She turned to an old friend, Mahmut Tufek, an engineer. With her money and his job security, they bought a Tudor-style four-bedroom. He has since become a sort of big brother to the children.

Yet even the income generated by renting out rooms still leaves a $1,000 monthly mortgage payment, which she said she could barely manage.

Moreover, there is still the aftermath of an accident to deal with, and

At the darkest hour, help arrives to pay for school supplies, heat, food and clothing.

all its gritty complications. Since the crash, Ms. Colletti has been in a dispute over her no-fault policy with her insurance company. While it is pending, Medicaid has provided aid, but she says this must be repaid when the case is resolved. And her disability and survivor benefits are overshadowed by a growing stack of medical and household bills.

"They want to do more treatments, but they are basically saying I am going to be disabled for the rest of my life," she said.

She has had surgery on her back, and on damaged cartilage in her knees. Last summer, she had a procedure on her spinal cord to block the pain, but it failed.

"I feel like a guinea pig," she said. "I have been poked and prodded. Nothing has worked for me."

For her body pain and anxiety, she takes several prescriptions, but only sparingly. "I have to be alert for my children," she said.

Amber, now 10, who has grown into her mirror image — petite frame, long brown hair — is her little helper. On top of cooking and cleaning, Amber watches her half-brother, James, 7.

Since Ms. Colletti's husband died, James has become defiant at home and school. "He fights me all the time," she said. Recently he was found to have attention deficit disorder and is seeing a therapist through Medicaid.

Trying to provide a stable home is now Ms. Colletti's priority. But with mounting bills, she cannot seem to gain ground.

By August, she was four months behind on her electric bills and two months behind on her gas.

On the advice of an aunt, she turned to the UJA-Federation of New York, one of the seven charities supported by The New York Times Neediest Cases Fund. FEGS, a beneficiary of the UJA and formerly the Federation Employment and Guidance Service, took up her case.

FEGS drew upon the Neediest Cases to pay the utilities — $146.02 for gas and $354 for electric. Then FEGS helped her with school supplies for her children, as well as food and clothing.

This assistance, plus charity from other groups, has kept food on her table and her house warm. "It has given me a big relief, all the help," Ms. Colletti said.

But until her lawsuit is resolved, she said, her financial responsibilities continue to impose a heavy burden. With an exhausted voice, she put it simply: "I am totally stressed."

HOW TO HELP

Checks payable to The New York Times Neediest Cases Fund should be sent to 4 Chase Metrotech Center, 7th Floor East, Lockbox 5193, Brooklyn, N.Y. 11245, or any of these organizations:

BROOKLYN BUREAU OF COMMUNITY SERVICE
285 Schermerhorn Street
Brooklyn, N.Y. 11217

CATHOLIC CHARITIES OF THE ARCHDIOCESE OF NEW YORK
1011 First Avenue
New York, N.Y. 10022

CATHOLIC CHARITIES, DIOCESE OF BROOKLYN AND QUEENS
191 Joralemon Street
Brooklyn, N.Y. 11201

CHILDREN'S AID SOCIETY
105 East 22nd Street
New York, N.Y. 10010

COMMUNITY SERVICE SOCIETY OF NEW YORK
105 East 22nd Street
New York, N.Y. 10010

FEDERATION OF PROTESTANT WELFARE AGENCIES
281 Park Avenue South
New York, N.Y. 10010

UJA-FEDERATION OF NEW YORK
Church Street Station
P.O. Box 4100
New York, N.Y. 10261-4100

Donations may be made with a credit card by phone at (212) 556-5851 (ext. 7) or online, courtesy of CharityWave.com, an Internet donations service, at www.nytimesneediest.charitywave.com. For instructions on how to donate stock to the fund, call (212) 556-1137 or fax (212) 556-4450.

No agents or solicitors are authorized to seek contributions for The New York Times Neediest Cases Fund.

The Times pays the fund's expenses, so all contributions go directly to the charities, which use them to provide services and cash assistance to the poor.

Contributions to the fund are deductible on federal, state and city income taxes to the extent permitted by law.

To delay may mean to forget.

THE NEW YORK TIMES, WEDNESDAY, NOVEMBER 26, 2003

PAID

HIGHLIGHTS

John J. CRAPO, Pro Se



BRITAIN: REMBRANDT PRINT FOUND IN THRIFT SHOP It was the kind of discovery an art lover — or anyone who knows the value of classic art — fantasizes about. In September a woman who just happens to be a painting expert for Cheffins, a British auction house, found a 17th-century Rembrandt print at a thrift shop in central England, The Independent reported. The print, "A Beggar Man and a Beggar Woman Conversing," above, was in a box destined for the trash in the Emmaus charity shop for the homeless, in Carlton, Bedfordshire. Though only 8 by 7 centimeters (about 3.1 by 2.8 inches) and most likely made after Rembrandt's death in 1669, the print is said to be worth £800 (about $1,350). The original copper-plate etching was made by Rembrandt in 1630. Cheffins is to sell the item at auction on Dec. 4 on behalf of the shop. JJC JJC

Dear Mr [Cobitue]

thank you for self serve copy store being open today Nov twenty-seventh (27th) inspite the wrestling match with copiers my project [1508] active

sincerely

[signature]

homeless

PAID

2003
THE NEW YORK TIMES **INTERNATIONAL** *FRIDAY, NOVEMBER 7, ~~2003~~*

World Briefing

PRO SE

John Jennings PROPO 1

OMAN: BUT IT WON'T DRINK MUCH Fay, a female camel that recently won a race in ~~the United~~ Arab Emirates, was sold for $286,000, the official Oman News Agency reported. The buyer was not named. Camel racing is popular and good racers, mostly females, often sell for high sums. In 1995 a camel was sold in the Emirates for $500,000. *(Agence France-Presse)*

The TAMPA TRIBUNE Oct 31 2003


SOUTHERN

John J. CRAPO pro se, JJC/jjc

Tribune photos by COLIN HACKLEY

Southern Inn owner Raj Patel says he did not tell black guests that they were not allowed in the swimming pool. He says he told guests that their visitors had to leave because of liability issues. "I didn't say anything about color."



Councilwoman Shirley G. Scott says progress has been made since a 2001 discrimination incident at Perry Package Store & Lounge.



Perry Package paid $15,000 after telling a black man he would be served in a back room in 2001. New owner Sonny Buckhalter, with his wife, Jan, doesn't want to see it happen again.

AIDS Care in Rural China Now Better Than Nothing

PAID John J. CRAPO



Photographs by Jim Yardley/The New York Times

Lin Degui, left, and Zhao Sanmin are both infected with H.I.V. and were given antiretroviral drugs at a clinic in Dongguan. Mr. Zhao is still taking the drugs, but Mr. Lin could not stand the side effects and had to stop.


Dongguan
Xuchang
Zhengzhou
Luoyang
HENAN
CHINA
The New York Times

In Dongguan, population 700, more than 100 are AIDS patients.

JOHN JENNINGS CRAPO
pro se

SATURDAY, NOVEMBER 22, 2003 BOSTON HERALD

Thieves sack Brady's TV, miss MVP trophy

PAID



BRADY: Alarm may have saved Super Bowl MVP trophy.

By JULES CRITTENDEN and MIKE FELGER

Some brazen thieves may be watching the Patriots-Texans game on Tom Brady's TV this weekend after the shameless housebreakers ruined the reception and picked off the quarterback's boob tube.

Quincy police weren't talking, but Brady confirmed he got the bad news during practice about midday yesterday that he'll be shopping for a new television. He was stretching when he was told he had an urgent phone call.

"I was told my sister was on the phone for me, something important," Brady said.

The burglars apparently tried the neighbor's door first, then broke in a side door at Brady's house. The alarm immediately went off, and the thieves grabbed the TV and videocassette recorder and ran.

Brady was unfazed by the break-in, though he said, "It's kind of creepy."

And he said he was relieved they didn't taken anything valuable.

"I'm just glad they didn't get the (2001 Super Bowl) MVP trophy," Brady said. "I don't think they even knew it was my house."

Note to anyone who's getting any ideas: Someone will be watching the house while Brady's in Houston this weekend.

JJC/jjc


PAID

STAFF PHOTO BY MARK GARFINKEL

DEVASTATED: Firefighters and investigators work at the scene of a triple-decker home explosion in New Bedford yesterday.

Nov 22d 2003 Saturday

HOME WRECKER

John Jennings CRAPO - Pro Se BOSTON HERALD

Gas suspected in blast

By FRANCI RICHARDSON

Emilio Texeira was sleeping early yesterday when he heard a thunderous boom from an apparent natural gas explosion that rocked his New Bedford triple-decker home from its foundation and forced it to implode.

"I jumped out of bed and I started to run outside," said the 36-year-old father, who later went to the hospital for minor aches.

Texeira's daughter, 11-year-old Selma, had been walking out the front door to school about 7:42 a.m. when the explosion burst a window that sent glass raining down onto her head, her father said. She was taken to the hospital for minor injuries.

Nine adults and three children — mostly Cape Verdean relatives — narrowly escaped as the home collapsed after an explosion believed to have been caused by a gas leak, according to State Fire Marshal Stephen Coan.

"Right now, due to an unknown ignition source there was an explosion of gas in the home," Coan said. "They're still combing through the remains of the home looking to see if they can identify some ignition sources."

Witnesses have told state and local investigators, including representatives from the state Department of Telecommunication and Energy, that they had complained of a strong smell of gas in recent days.

"There was an indication prior to the explosion that there was some complaints lodged either from that building or neighborhood that had indicated a prior notice of leaking gas," a source said.

Nstar's spokesman, Michael Durran, declined comment on whether the company had responded to the complaints.

District Fire Chief Joseph A. Gioiosa said the first firefighters to arrive reported smelling gas. It took 30 firefighters to gain control of the two-alarm blaze.

Initially, firefighters battled the flames from inside the house until it became clear the structure would collapse.

The explosion reduced Ivana Texeira's 3-month-old, uninsured wedding gifts and new bedroom set to rubble.

"I lost everything," she said.

Another child, 13-year-old Anderson, lost his hampster in the wreckage. The Red Cross plans to make therapy sessions available to the children.

Cornerstone Property Management has found new housing for three of the families and the Red Cross has pledged to help with a month's rent, clothing, food and furniture. The families are being put up at a Holiday Inn this weekend, said Elizabeth Neil, the Red Cross area director.

FOR THE RECORD John J. CRAPO. PRO SE.

Staying Put

AA, ABE

Percentage of heads of households who, in 2000, had lived in their current home for 30 years or more, by county.


0
7
12
17
28%

Source: Census Bureau

THE BOSTON GLOBE FRIDAY, NOVEMBER 7, 200[3]

2003



GLOBE STAFF FILE PHOTO

The schooner Ernestina is at her home dock in New Bedford awaiting capital funds for restoration work.

Storm brewing for Ernestina

John Jennings CRAPO

PRO Se

By Tony Chamberlain
GLOBE STAFF

NEW BEDFORD — When the black-hulled, 114-foot schooner Ernestina sets sail from this historic whaling port city, as she does many times each season, witnesses are taken back to an era when such ships handled vital trade, fishing, and even immigration.

Ernestina performed all of those roles in a lifetime at sea, as well as adventures in Arctic exploration and training for young sailors getting their first taste of the sea. For several years after World War II, she brought waves of migrants from the Cape Verde Islands to work in the cranberry industry of southeastern Massachusetts.

In her retirement as an educational museum, the 109-year-old Ernestina may face waters more troubled than the hundreds of storms she has weathered.

Recently, Gregg Swanzey, executive director of the Schooner Ernestina Commission, received word that the capital funds needed to continue the rehabilitation of the ship to comply with Coast Guard inspection standards have been cut from the state's budget. Without these funds, said Swanzey, Ernestina may head for drydock.

In light of the $200,000 budget cut, Swanzey feels Ernestina faces an uncertain future.

"We are sending briefings up through the agencies to try and portray what the implications [of the budget cut] really are," said Swanzey from his North Water Street office. "There's always a chance, we hope, for reconsideration. We don't think $200,000 is a large sum when you compare it to some of the other things that got funded. We just think it would be a tragic thing for Massachusetts were [Ernestina] not taken care of."

Built in 1894 in the Essex shipyard of John F. James and Washington Tarr, the 200-ton ship was originally named the Effie M. Morrissey after the first owner's daughter. Its design was an improvement over the prevailing 19th century Grand Banks fishing schooners, many of which were as unstable as they were fast in their trips to and from New England.

For 20 years, Ernestina was a superior schooner, taking cod from the banks and bringing home as much as 320,000 pounds of salted fish for northeastern markets — Boston, Gloucester, and Portland, Maine. Over two decades of fishing, Morrissey became known as a fast and fortunate schooner so famous for her exploits in the northeast that a ballad was written about her.

Published in the Canadian Fisherman magazine, William Wallace described his trip aboard the Morrissey in "The Log of a Record Run" in which the schooner — known as a downwind ship — reached speeds of 16 knots in a gale that blew out a sail and snapped a gaff, but never deterred her on an 18-hour passage to the Banks.

PAID

So sturdy and "sea kindly" was this schooner — which bears resemblance to America, winner of the America's Cup 40 years before Morrissey was built — that in 1925 she was the choice of Arctic explorer Robert Bartlett, who made 16 well-publicized voyages to the Arctic over the next 15 years.

Both the man and his ship became the stuff of romantic legend to Depression-weary Americans hungry for stories of real adventure. During World War II, the US government hired Bartlett and the Morrissey to measure radio wave transmissions in the Arctic, and to survey the coast of Greenland for the Navy.

In 1947, the year after Bartlett died, the Morrissey nearly met her demise. A flash fire below decks forced the crew to scuttle the schooner off New York City to douse the flames, and as she was towed sadly back to port, the remaining derelict seemed ready for the boneyard. Instead, she was on the cusp of new life and her third career.

Another sea captain, Henrique Mendes of Scituate, and his sister, Louise, bought and rehabilitated the schooner (renaming it Ernestina), and in August 1948 she entered trade as a packet schooner to the Cape Verde Islands, carrying 50 tons of cargo and a single passenger to the nation 300 miles off the African coast. For the next decade, Ernestina became the last sailing immigrant ship, making dozens of runs between New Bedford and the Cape Verde Islands with food, supplies, and hundreds leaving the islands for New Bedford, many to work in the growing cranberry industry.

Amazingly, as late as the 1960s, Ernestina was making her regular runs equipped with neither radio nor radar. But in that decade, the economic pressure from steam shipping put Ernestina out of her packet trade, and once again the schooner seemed to have exhausted her usefulness.

But after many years of interisland trade, Ernestina was restored by the Republic of Cape Verde, and sailed to the US in 1982 as a gift to Massachusetts, where she was homeported in New Bedford and sailed in the 1986 Operation Sail, a tall ship rendezvous in New York City honoring restoration of the Statue of Liberty.

Ernestina thus entered her fourth life as a National Historic Landmark, an educational training ship used as late as last summer to carry hundreds of young people (from urban centers such as New Bedford) to new worlds of adventure sailing offshore. Ernestina is one of two ships owned by the state (Spirit of Massachusetts is the other).

According to Swanzey, although the operational funds for Ernestina are still accounted for in the state budget, the $200,000 capital funds needed for maintenance and restoration were "zeroed out" at the governor's office. In order to pass the Coast Guard's rigid requirements to carry on educational work, the schooner must be hauled and upgraded.

"This would effectively idle the ship," said Swanzey. "Every day that goes by [drydocked], the credibility is impacted. Donors, members, grant-makers are less inclined to support the ship, and obviously we can't raise money from fees. So hundreds of thousands of dollars are leveraged by this."

Boston Globe Nov Seventh 2003

Meanwhile, Ernestina sits at her home dock, her supporters hoping fervently that the storm that finally ends the rich history of the "small, sturdy schooner," as Robert Bartlett liked to call her, isn't the budget crisis in the state where she was built more than a century ago.

Jack C. Grigg, 83, a Shaper Of Nuclear Navy's Systems

By WOLFGANG SAXON

Jack Clifton Grigg, an electrical engineer who helped guide the Navy into the age of nuclear propulsion and the country into the realm of commercial nuclear power, died on Nov. 1 at his home in Silver Spring, Md. He was 83.

The cause was Parkinson's disease, his family said.

Mr. Grigg worked directly for Adm. Hyman G. Rickover, who was the public face of the nuclear Navy and was often called its father. But it was lesser-known experts like Mr. Grigg who safely executed the concept.

Mr. Grigg was in charge of drafting and installing instrumentation and control systems to make nuclear propulsion operational. His engineering team designed the profusion of levers and switches, panels and gauges, piping and wiring for the generators that powered the Nautilus and Seawolf submarines, the behemoths of the Nimitz carrier class, as well as electric plants on shore.

He spent 36 years with the Navy and its Bureau of Ships, now the Naval Sea Systems Command, and retired in 1978 as chief of nuclear instrumentation and control.

He accompanied Rickover to shipyards for a final inspection of electrical gear before commissioning the vessels. And he went back with him to the home ports of the rapidly growing nuclear fleet for periodic examinations of their power plants to forestall leaks or control failures at sea.

Mr. Grigg was responsible for the electrical equipment of the Shippingport Atomic Power Station near Midland, Pa. The first commercial atomic reactor, it went into operation on May 23, 1958, when President Dwight D. Eisenhower tripped the circuit from 300 miles away in the Oval Office. The plant was operated by the Duquesne Light Company for the Department of Energy until October 1982, after which it was decommissioned and decontaminated.



Jack C. Grigg, who made designs for nuclear submarines, in 1993.

A Rickover assistant who also left a mark on commercial nuclear power.

Jack Grigg was born and raised on a farm outside Tulia, Tex., and received a degree in electrical engineering from Texas Tech University in 1941. Initially employed by the Westinghouse Electric Corporation, he joined the Navy's Bureau of Ships in 1942, working with Rickover in makeshift quarters on the grounds of the Washington Monument.

He worked in various positions designing control systems for naval vessels. In 1952 he transferred to the bureau's newly formed Nuclear Propulsion Division, in charge of design, procurement, installation and testing of all control systems for the Nautilus and the Seawolf.

Supervising large staffs of engineers and scientists, Mr. Grigg also oversaw the assembly of such systems for land-based prototype reactor plants.

After retiring from government service, he worked as a consultant for utilities, architectural and engineering firms and the Navy.

Mr. Grigg is survived by his wife of 57 years, Magdalene May[illegible] Grigg; two daughters, Jeanine [illegible] of Potomac, Md., and Eileen Grigg of Manhattan; and one grandson.

THE BOSTON GLOBE SATURDAY, NOVEMBER 1, 2003


PAID

John Jennings CRAPO, PRO SE

GLOBE STAFF PHOTO/JOHN TLUMACKI

BU trustee vice chairman Dexter Dodge (right) and R. Robert Popeo, BU's outside counsel, at a news conference.

Move viewed as deterrent to top outside candidates

JJC/jjc

By Jenna Russell
GLOBE STAFF

The Boston University trustees' abrupt and expensive reversal of their decision to hire Daniel S. Goldin this week will severely limit the school's ability to attract a strong outside leader for its next president, higher education specialists said yesterday.

"It's hard to imagine anyone with options will find this attractive," said Richard Chait, a higher education specialist at Harvard's Graduate School of Education.

Chait and other higher education observers predicted that an insider is the most likely choice for BU's next leader because strong, independent figures in or out of education won't want to work for a board that dismissed its new appointee so quickly.

The board's handling of Goldin has become a prime topic in the higher-education world, triggering a blizzard of e-mail exchanges among college leaders. After such a public spectacle, specialists said, high-caliber candidates are likely to stand clear unless there is quick, significant turnover on the board.

"The most important relationship a president has is with the board, and if they turn on you before you're in the door, what's the likelihood they're going to turn on you once you're there?" said Madeleine Green, vice

CANDIDATES, Page B4

Probe is urged

Former attorney general Scott Harshbarger and several professors urged an investigation of the Board of Trustees. B5

New president



Colleagues at BU and elsewhere said yesterday that Aram Chobanian is an able leader, good scientist, and calming presence. B4

A day's pay

Compensation specialists expressed astonishment at the severance package. B5

SATURDAY, NOVEMBER 1, 2003

Boston Globe

BU revokes offer to Goldin; severance said to be $1.8m

Interim chief is dean of medical school

John J. CRAPO

By Marcella Bombardieri
GLOBE STAFF

PRO SE

Boston University's Board of Trustees revoked its job offer to incoming president Daniel S. Goldin yesterday, appointed a new interim president, and set in motion a plan to review its own governance.

The trustees paid Goldin $1.8 million to walk away from the job he was supposed to start today, according to sources close to the trustees, and avoided a vote on the issue by negotiating the deal Thursday night.

The trustees named the dean of BU's medical school, Dr. Aram V. Chobanian, the university's interim president. Instead of the hard-charging and intense Goldin, who headed NASA for a decade, the university will be led by a 74-year-old internal administrator described by one trustee yesterday as "serene."

The board has not yet named a new presidential search committee.

In yesterday's emergency meeting, trustees also accepted the resignation of outgoing chancellor John Silber from the board, meaning that for the first time since 1971, Silber has no official role in the university's power structure. The board named him president emeritus in October.

BU leaders are hoping that the decisions made yesterday, including the move to reexamine how the Board of Trustees conducts business, will allow the university to reclaim a measure of stability after a leadership crisis that has left many faculty, students, and alumni deeply worried about the school's future.

In an open letter to the BU community yesterday, Chobanian wrote that he will attempt to move forward quickly from the "difficult

BU, Page B4

WEDNESDAY, NOVEMBER 12, 2003 BOSTON HERALD



John J. CRAPO, PRO SE

STAFF PHOTO BY GEORGE MARTELL

MOTHER'S SACRIFICE: Gov. Mitt Romney gives a hug to Gold Star mother Florence Gold of Charlestown during a Veterans Day ceremony in the Hall of Flags at the State House yesterday.

Boston Herald Nov Twelth 2003

PAID



John J. CRAPO. Pro Se

STAFF PHOTO BY TED FITZGERALD

RALLY: As Jennifer Harris Durant stands with her father, Joel Harris, U.S. Reps. from left Ed Markey, Martin Meehan and John Tierney attend protest against closing the VA Alzheimer's unit in Bedford yesterday.

The New York Times

WEDNESDAY, NOVEMBER 12, 2003

John J. CRAPO, pro se

New England Final

Boston: M[illegible] cloudy, a couple of showers. [illegible] night, showers, turning win[illegible] Low 49. Tomorrow, early showers, then windy, cold[illegible] High 51. Weather map is on [illegible].

PAID

ONE DOLLAR



Doug Mills/The New York Times

SALUTING AMERICAN VETERANS President Bush, center, on platform, at Veterans Day ceremonies yesterday at Arlington National Cemetery in Virginia, said those who had lost their lives in Iraq served in a just cause.

BOSTON HERALD FRIDAY, NOVEMBER 14, 2003

JJC/jjc

Fed report calls New Bedford DEA agents 'dismally deficient'

John J. Crapo Pro Se

From Page 1

tions of the (New Bedford Drug Enforcement Agency office) were dismally deficient," according to a report by federal administrative Judge William Carroll. "Critical elements associated with the enforcement of drug laws were also deficient, such as evidence handling."

Despite working one of the nation's busiest port cities known for heroin trafficking, the agents initiated no major drug investigations and went a year without establishing a single confidential informant, DEA brass found.

The agents, Christopher Grenier, Paul Bock and Todd Shea — all of whom have been transferred to the Mexican border — had "cavalier attitudes" and "only collected evidence during business hours."

"This was very unusual because DEA agents work day and night regularly and work horrible hours to try and catch these traffickers," DEA Operations Chief Rogelio Guevara testified. "I was concerned with what was going with the office and why it was deficient."

DEA officials also found that the three agents lied to inspectors probing the New Bedford office and that they had a "total disregard" for rules on handling confidential informants. One agent feared the violations would yield a "Whitey Bulger" incident, a reference to the infamous South Boston gangster who allegedly killed while an FBI informant. The three are the subject of a DEA internal affairs probe, records show.

The New Bedford office, which opened to much fanfare in 2000, was in such disarray that Guevara personally signed off on the involuntary transfers — the first time he had done so as DEA boss — at a taxpayer cost of $350,000.

Longtime DEA inspector Richard Dearing said he had "never seen that many findings in any one office before in my entire tenure." "Findings" are defined by the DEA as violations of laws, regulations, policies or procedures.

The agents could not be reached for comment.

Carroll ruled that Grenier, Bock and Shea were properly transferred, despite their claims they were being punished for blowing the whistle on their former boss, resident agent-in-charge John Schaefer. Schaefer, who is now retired, was accused by the three of bungling sting operations, putting agents and the public in danger through incompetence and threatening his subordinates.

In one incident, he was reportedly wearing a war helmet backwards and "staring into space" while eating lunch. Another time he was seen "dry-firing" his handgun in the office, documents show.

The damning report also exonerates two New Bedford police officers who were accused of corruption by the three agents. According to the report, the cops, who had been accused of being involved in a tow company kickback scheme, are "not corrupt."

"The allegations (against the officers) are false," Carroll wrote, noting that one of the cops blew the whistle on the three agents.

DEA inspectors determined the agents produced "weak" cases and mostly followed up state police legwork.

"What lacking... was a true DEA presence (and) an attempt to identify the sources of supply bringing narcotics into the community," Guevara told the judge.

In addition, inspectors were "appalled at the filthiness of the office," which included overflowing garbage, food "ground into the carpet" and debris "strewn about."

DEA spokesman Anthony Pettigrew declined to discuss the report, but said there is new leadership in the New Bedford office.

"Currently the office is running very efficiently," Pettigrew said.

THE BOSTON GLOBE FRIDAY, NOVEMBER 21, 2003

Fund founders are charged

John Jennings CRAPO, pro se

SEC accuses Pilgrim, Baxter of civil fraud

ASSOCIATED PRESS

NEW YORK — Regulators filed civil fraud charges against the two founders of the Pilgrim Baxter mutual fund family yesterday, saying they made millions for themselves and friends in an improper trading scheme that harmed other fund shareholders.

Gary Pilgrim and Howard Baxter were accused by the Securities and Exchange Commission and New York's attorney general of defrauding investors by allowing selected customers to make in-and-out trades prohibited by fund policy.

The civil charges mark the first time fund company leadership has been directly charged in a trading scandal that has rapidly spread across the $7 trillion fund industry. Previously, regulators had taken action against two former Putnam Investments portfolio managers, as well as the firm, but Putnam's top executives were not directly accused.

Authorities said it appears Gary Pilgrim benefited the most financially from the trades, while Baxter broke the law by allowing them. One trading arrangement netted more than $13 million in profits, including $3.9 million for Gary Pilgrim, according to the SEC complaint.

The agencies said they will seek restitution for investors as well as financial penalties. The New York state complaint also seeks the return of all management fees earned by Pilgrim Baxter during the alleged wrongdoing — which it estimates at $250 million.

"There will be enormous fines," New York State Attorney General Eliot Spitzer said. "This was such a gross violation of their fiduciary duties."

The move comes a week after both Pilgrim and Baxter were ousted from Pilgrim Baxter & Associates, which manages the PBHG fund family, because of improper trading.

In a statement yesterday, Pilgrim Baxter & Associates stressed that both men have left the company and that it is cooperating with the investigation, although it does not agree with everything in the complaints. Last week, the company said Gary Pilgrim would turn over personal profits he received from the improper trading and the company would reimburse the fund all related management fees.

The charges are the latest wrinkle in a widespread investigation by the SEC, the states of Massachusetts and New York and other regulators.

Putnam and Canary Capital, a hedge fund operator, have agreed to settlements for fund-related wrongdoing.

Authorities have also accused some individuals at Fred Alger & Co., Bank of America and Millennium Partners of improper trading. They also have indicated charges are likely against Alliance Capital for improper trading, as well as Richard S. Strong, the founder of the Strong mutual fund company, who has acknowledged making short-term trades to benefit himself and his family.

According to yesterday's filings, Gary Pilgrim, his wife, hedge fund manager Michael Christiani and a fourth unidentified individual established the Appalachian Trails hedge fund, which was permitted to conduct extensive in-and-out trading of PBHGs funds in 2000 and 2001, about the time the bull market soured.

The practice, known as market timing is not illegal, but had been formally prohibited by the fund family because it skims profits from longer-term shareholders.

The charges also allege that clients of Wall Street Discount, a brokerage run by Alan Lederfeind, a close friend of Baxter, were provided with nonpublic information about the portfolio holdings of PBHG funds — a process which facilitated the market timing and generated significant profits for these customers.

Neither Christiani nor Lederfeind have been charged, though Spitzer said more charges are possible.

The arrangements that were engineered or permitted by Gary Pilgrim and Baxter came at a time when the funds' own portfolio managers were complaining that market timing was having a negative effect on returns for typical shareholders and other market timers were ordered to stop.

REGION In Brief

New Bedford man found fatally shot

A 20-year-old New Bedford man died from a gunshot wound to the torso more than an hour after officers were called to a Hillman Street shooting, but could find no victim, police said.

Alberto Luis Gonzalez died at St. Luke's Hospital shortly after he was found in a backyard at 8 p.m., police said.

Police were first called to the area at 6:30 p.m. by residents reporting gunshots, but left after a search for victims turned up nothing.

The shooting does not appear to be random, police said.

■ Gov. Mitt Romney said he would like to build more affordable housing to help the homeless, rather than pouring more money into emergency shelters. The governor's opinion was misstated in a story in yesterday's Herald due to an editing error.

Corrections

■ A story in yesterday's Herald contained erroneous information about the acquittal of former Boston University hockey player John Sabo on assault and battery charges. Sabo testified he struck the alleged victim, Christopher Boccuzzi of West Roxbury, in self-defense after Boccuzzi and a group of friends attacked him outside an Allston bar.

Yawkey Foundation awards $3M grant

The Yawkey Foundation yesterday announced a $3 million grant for Greater Boston after-school programs.

Half of the money will go toward church-based programs while the other half will be used for other programs.

All will be overseen by Boston's After-School for All Partnership.

The foundation, named after the late Red Sox owner Jean Yawkey, was enriched by last year's

THE NEW YORK TIMES INTERNATIONAL WEDNESDAY, NOVEMBER 19, 2003



Photographs by Agence France-Presse/Getty Images

Shipyard Ceremony

Two views of a gathering yesterday in St.-Nazaire, France, to remember the 15 people killed when a gangway collapsed Saturday at open house for workers' relatives and friends aboard the nearly completed Cunard Line cruise ship Queen Mary 2.

John Jennings CRAPO, RM



"All the News
That's Fit to Print"

The New York Times

VOL. CLIII . . . No. 52,672 WEDNESDAY, NOVEMBER 19, 2003

Mr John Jennings CRAPO, PRO SE JJC III


PAID
PAID

Enrico Oliverio/Press Office of the Presidency

19 Italians Killed in Iraq Are Laid to Rest

At St. Paul's Basilica in Rome, a state funeral was held yesterday for 17 Italian servicemen and 2 civilians who were killed on Nov. 12 when their headquarters in Nasiriya was hit by a car bomb. Fourteen Iraqis also died in the attack. It was the worst military loss for Italy since World War II.

In quiet rite, Paris's unclaimed are buried

John Jennings CRAPO MO

France ponders why many died alone in record heat wave

By Angela Doland
ASSOCIATED PRESS


PAID

AP PHOTO

President Jacques Chirac arrived at the cemetery in Thiais where he presided yesterday at the burial of 57 who died in the recent heat wave.

THIAIS, France — There were no eulogies, spoken prayers, or weeping relatives. An official recited the victims' names, and 57 caskets were lowered into side-by-side plots as President Jacques Chirac stood by silently.

Chirac paid tribute at the simple ceremony yesterday for Parisians whose bodies were never claimed after they died in the brutal heat wave that killed an estimated 11,435 people in August.

Despite the state honor, they were buried in a part of the suburban cemetery usually reserved for the destitute or homeless.

"He deserved better than this," said Christian Lepabic, who remembered former colleague Roger Colinot, 76, as a bon vivant, someone who brought back chocolates from his frequent trips to Switzerland for fellow workers at the bank.

Colinot retired in the mid-1980s. Lepabic said he lost touch this year with his friend, who had no family except for a niece in the United States.

"I'm devastated," he said.

Most of those who died in the heat wave were elderly, and many lived in Paris, where temperatures at times reached 104 degrees, the highest temperature since officials began keeping records in 1873.

At one point, several hundred bodies lay unclaimed in Paris morgues. Officials tracked down the families of most victims. By yesterday, nearly three weeks after the heat subsided, 57 bodies remained unclaimed.

A few dozen mourners turned up at the ceremony with bouquets. Some said they did not know any of the victims but were moved by their solitude.

Many victims died alone in overheated city apartments while their families were away on vacation. Now, France is trying to answer painful questions about why so many of its most vulnerable citizens were abandoned.

One tearful young Parisian, Celine Rocquain, said the deaths were testament to the loneliness of big-city life. In Paris, she said, people often keep to themselves and do not know their neighbors.

"Paris is the capital of individualism," said Rocquain, who carried a bouquet of pink lilies. She was distraught that so many elderly people had no one checking in on them.

"I think a small gesture could have saved some of them," she said.

Some of the heat victims died of dehydration, as older people often have a diminished sense of thirst. Others were on medications that exacerbated their water loss. Still others developed high fevers.

Though the heat wave hit most of Europe, no other nation reported deaths anywhere near the scale of France's, possibly because of the way they were counted. France compared the number of deaths this August with previous years.

In Germany, authorities tallied each case, rather than use an estimate, and reported at least 30 deaths. Yesterday, however, Cologne was the first major German city to report a sharp increase in deaths, 16 percent more than usual in August. But only eight deaths in Cologne were officially declared heat-related.

The heat in France, nevertheless, was particularly relentless, with record day and night temperatures that robbed people of any chance to cool off. The widespread lack of air conditioning and the fact that few people in usually temperate cities like Paris are accustomed to such extremes made things worse.

Yesterday's nondenominational ceremony in suburban Thiais, was closed to reporters, but aides revealed details. Paris Mayor Bertrand Delanoe briefly addressed reporters outside the cemetery gate. Out of respect for the victims, he said, the ceremony was "very simple, with a lot of restraint."

Neither the French president nor Delanoe spoke at the service. A City Hall official read the lyrics of a song by the late French singer Barbara about mourning old friends, and a plaintive oboe solo played in the background.

Former bank co-workers learned of Colinot's death when they saw his name printed in a newspaper list of unclaimed victims. Two of them came bearing a plaque wrapped in green crepe paper with the inscription, "From your colleagues."



REUTERS PHOTO

Horacio Pietragalla Corti (left) carried the box containing his father's remains after a funeral Mass yesterday in Buenos Aires, with his uncle, Gerardo Pietragalla. The rema[illegible] found in a mass grave this year.

Sept 04 2003 The Boston Globe

PAID

John Jenness CRAPO pro se

DEATHS

MINAHAN, Mary T. (Coppinger)— of Readville, formerly of West Roxbury, Nov. 18. Beloved wife of Joseph B. Minahan. Devoted mother of Joseph T. Minahan of Franklin, Mary T. Minahan of Readville, Daniel J. Minahan of East Weymouth, Francis X. Minahan of Norton, Anne Blundell of Mansfield, Kathleen DaVanzo of Italy. Sister of Francis X. Coppinger of West Roxbury, Daniel Coppinger of Newton, Eileen Ruo of Wrentham, Kathleen Slattery of Duxbury and the late John, James, Michael and Edward Coppinger. Also survived by 5 grandchildren and many nieces and nephews. Funeral from the George F. Doherty & Sons Wilson-Cannon Funeral Home, 456 High St., DEDHAM, Sat. at 8 a.m. Funeral Mass in St. Ann's Church, Readville, at 9 a.m. Relatives and friends kindly invited. Visiting hours Friday 4-8. Interment St. Joseph's Cemetery, West Roxbury. In lieu of flowers, donations may be made in Mary's memory to S.M.A. Fathers, 269 Common St., Dedham 02026.

George F. Doherty & Sons
Dedham
781-326-0500

PAID

MIOLA, Antonio A. "Al"—Of Somerville, November 18, 2003. Beloved husband of Angelina (Rosato). Loving father of Joseph A. and his wife Margy of Milton, Alfred A. Miola and his wife Laura of Medford. Brother of Eva Grossi of AZ, Margaret DiRocco of Brighton and the late Alphonsina Mitrano, Amelia DiMare, Ersilia Bartolotti, Constantino and Ralph Miola. Grandfather of Linda Furrier, Ann-Marie Cail, Denise Vettesse, Mark Miola. Also survived by 6 great-grandchildren and many nieces & nephews. Funeral from the George L. Doherty Funeral Home, 855 Broadway, (Powderhouse Sq.), SOMERVILLE, Saturday morning at 9 AM, followed by a Funeral Procession to the Sacred Heart Church (Medford Hillside) at 10 o'clock. Relatives and friends invited. Calling hours Friday, 4-8. Interment Mt. Auburn Cemetery, Cambridge. Donations may be made in Al's name to Caritas Good Samaritan Hospice, 310 Allston St., Boston, MA 02135.

PALLADINI, Yolanda P. (Bartelloni)—85 of Franklin, November 18, 2003. Wife of the late Romeo Palladini. Mother of Ronald C. and Donald L. Palladini of Franklin. Sister of Aldo "Kelly" Bartelloni of Franklin. Grandmother of Dawn Marie Palladini of Franklin. Relatives and friends are invited to attend her Funeral Sat. at 8:15 AM from the Charles F. Oteri & Son Franklin Funeral Home, 33 Cottage St., FRANKLIN with a Funeral Mass in St. Mary's Church at 9 AM. Interment St. Mary's Cemetery. Calling hours Fri., 4-8 PM. Donations in her memory sent to the American Heart Assoc., 20 Speen St., Framingham, MA 01701 would be appreciated.

PUBLICOVER, Rev. James L.—In Sudbury formerly of Arlington Nov. 18. Retired Pastor of St. Jerome Church in Arlington. Son of the late Harold A. Publicover and Frances E. (Aberle). Brother of Harold J. and his wife Doris of Plymouth, Francis G. and his wife Veronica of Sudbury, William A. and his wife Anja of Bothel, WA., Sr. Ann William M.S.M.B.T. of Mansfield, Mary Brown of Merrimack, NH., Joseph E. and his wife Donna of West Newbury and David M. and his wife Mary of Marlborough, also survived by 33 nieces and nephews and many grand nieces and nephews. A Funeral Mass with Archbishop Sean P. O'Malley, as celebrant will be held on Saturday, Nov. 22nd at 10 a.m. in St. Camillus Church, 1185 Concord Turnpike, (exit 57 off Rte 2) Arlington. Interment following in Mt. Pleasant Cemetery, Arlington. Father Publicover will lie in state at St. Camillus Church on Friday, Nov. 21 from 2-7 p.m. with a Prayer Service to be held at the church at 6:30 p.m. Relatives and friends respectfully invited. In lieu of flowers contributions in Father Publicover's name may be made for a Scholarship Fund at Arlington Catholic High School, 16 Medford St., Arlington, MA 02474. For obituary, directions or to share a written remembrance in the family guestbook please visit www.deefuneralhome.com

Dee Funeral Service
Concord, Massachusetts
978-369-2030

ZIMMERMAN, Eleanore H.—81, of Glastonbury and Madison, CT, died Sunday, Nov. 16, at Hartford Hospital. She is survived by her husband the Rev. Canon Jervis S. Zimmerman and by her daughter Sarah and her husband Allen Olsen and grandson Andrew, all of Lexington, MA and by her son, John and his wife Marlys Jarstfer of Whitinsville, MA, and by her son Paul of Hartford. Funeral Liturgy at the Church of the Good Shepherd, 155 Wyllys Street, Hartford, Saturday, Nov. 22 at 11 AM followed by luncheon in the Parish House. Gifts may be made in her memory to the Episcopal Peace Fellowship, 637 S. Dearborn St., Chicago, IL 60605-1839.


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State auditor faults consultant deals for New Bedford aquarium

John J. CRAPO, pro se JJC/jjc

ASSOCIATED PRESS

A state audit released yesterday faulted officials overseeing a proposal to bring an aquarium to New Bedford for not maintaining tougher controls over consultant contracts.

The audit found that more than $1.5 million of the project's consultant contracts were not competitively bid. The audit also found that some consultants were paid without adequate documentation of services.

In one case, former US representative Gerry Studds, a consultant who formerly functioned as the Oceanarium Corporation's executive director, submitted a monthly bill for $10,000 for "professional services."

The bill gave no indication of the hours worked, services provided, or hourly rate of compensation, according to the audit.

A phone message left yesterday at a telephone number listed for Studds was not immediately returned.

"Before the project becomes reality, the Oceanarium Corporation should continue to strengthen its controls over contract management and other areas of its financial operation," said a statement released by state Auditor Joseph DeNucci.

DeNucci said Oceanarium officials have begun to address some of the concerns in the audit, including the development of a new contract review and approval process.

A separate report from the state inspector general's office criticized the actions of Peter Nessen, a former member of the state Board of Higher Education and a former top education adviser to Governor Mitt Romney.

The inspector general's report found that while Nessen was still a member of the Board of Higher Education, he was paid by the Oceanarium to negotiate a contract with the University of Massachusetts at Dartmouth, which is overseen by the board, to establish a marine sciences research institute run by the university and the Oceanarium.

Under the proposal, the board overseeing the joint institute would be controlled by the Oceanarium and would decide how to distribute any profits from research conducted by the institute.

The inspector general's report also said that Nessen failed to fully disclose the nature of his activities to the state Ethics Commission, particularly his role in trying to negotiate the contract.

$9.7b is pulled out of Putnam

John Jennings CRAPO

Texas latest to fire firm in wake of fraud charges

GRO By Chris Reidy SE
GLOBE STAFF

The State of Texas has joined a growing list of investors that have withdrawn an estimated $9.7 billion from Putnam Investments since late last month, when the Boston money management company became the first to be charged with fraud in widening investigations into improper trading in the $7 trillion industry.

Institutional clients such as the state pension funds of Massachusetts, Rhode Island, and Iowa have pulled about $5.8 billion out of Putnam since the charges became public.

Individual investors have taken action to withdraw about $3.9 billion in stock funds, according to estimates calculated by AMG Data Services.

On its website, Putnam says it manages $277 billion in mutual funds.

Meanwhile, a spokesman for the Interpublic Group of Cos., a firm that owns many advertising agencies, including Hill Holliday Connors Cosmopulos of Boston, declined to comment on reports by Dow Jones Newswires that on Oct. 28 it fired Putnam, the fifth-largest US fund company, as its international fund manager.

Spokeswoman Sinead Martin said it is Putnam's policy not to comment on inflows and outflows.

Given Putnam's huge size, outflows to date are not critical, several fund consultants said, but it's impossible to say whether outflows will continue at their current pace. The withdrawals, though, may be further evidence that the findings so far in the industrywide investigation have shaken investors' trust.

"The findings to date are damning," Securities and Exchange Commission chairman William Donaldson said at a conference yesterday.

State and federal regulators say some fund companies allowed illegal trading after the market closed, or allowed some fund managers or customers to rapidly trade into and out of funds, a practice known as market timing.

On Monday, Putnam said chief executive Lawrence J. Lasser had resigned. At least four other employees have left the firm because of alleged market-timing activities. JJC/jjc

As part of a housecleaning strategy to stanch outflows, Putnam's corporate parent, Marsh & McLennan Cos., brought in Charles "Ed" Haldeman Jr. as Lasser's replacement.

But Lasser's departure didn't dissuade the Texas comptroller's office from deciding to fire Putnam, which had been advising state officials on

MUTUAL FUNDS, Page D2

THE BOSTON GLOBE SATURDAY, NOVEMBER 8, 2003

THE BOSTON GLOBE MONDAY, NOVEMBER 10, 2003

MANTER, George Whitten—78, former Chief of Police of West Tisbury, died Nov. 8, 2003. Beloved husband of Janice Barbara Riedel. Father of Kimberly of Chilmark, Jennifer of Littleton, CO, Melissa, George Jr. "Whit" and Jeffrey "Skipper," all of W. Tisbury. Brother of Elizabeth of Bradenton, FL and Marjorie of W. Tisbury. Grandfather of Lindsey, Joshua and Jonathan. Father of the late Gretchen Manter. A Graveside Service will be held in West Tisbury Cemetery on Thursday, Nov. 13, 2003 at 1 PM. Donations may be made to the Gretchen Manter Memorial Scholarship, c/o Office of the Superintendent of Schools, RR 2, Box [illegible] Vineyard Haven, MA [illegible] Arrangements by Chapman, Cole and Gleason Funeral Home, OAK BLUFFS.

PAID

BOSTON HERALD MONDAY, NOVEMBER 3, 2003

Stabbing outside pool hall kills New Bedford patron

John Jennings CRAPO. PRO SE

REGION In Brief

An argument over a weekend round of pool at a New Bedford bar ended in the stabbing death of a 34-year-old man.

Michael White of New Bedford was playing pool in the Dream Cafe shortly before 12:30 a.m. Saturday when an argument broke out, a police spokesman said.

A manager kicked the men out, but the fight resumed on the sidewalk, Lt. Richard M. Spirlet said.

White was stabbed several times in the chest. The assailants fled, leaving White to bleed to death.

The Nation

'There will be a lot of people now watching to see now if the American legal system fails international law and fair-dealing.'

BOB BROWN, *senator in Tasmania, Australia*

John J. Crapo, Pro

PAID

Guantanamo case seen as risky for diplomacy

Critics expect review by court will raise anxiety of US allies

By Charlie Savage
GLOBE STAFF

WASHINGTON — Anti-American feelings could increase in important US allies as a result of the Supreme Court's decision to review whether "enemy combatants" at the US naval base at Guantanamo Bay, Cuba, can challenge their detention in court, specialists in international affairs said.

The official reaction from the embassies of the three US allies whose nationals are named in the cases — Australia, Britain, and Kuwait — was muted in response to the court's announcement yesterday.

Spokesmen for Australia and Britain said it would be inappropriate to comment on what they termed "an internal matter," and the Kuwait Embassy in Washington did not return several calls.

But the reaction was significantly louder in the international news media and among politicians and activists who have made the cases of the detainees a cause celebre in their home countries.

In Australia, for example, the senator who made international headlines for heckling President Bush over the Guantanamo issue during a speech last month said the court's decision was "an important step a long time in coming." But he emphasized that the issue would remain of why John Walker Lindh, an American citizen captured while fighting for the Taliban, was given a civilian trial at home while citizens of other countries have been treated differently.

"It won't substitute for returning the prisoners to face an Australian court, but there will be a lot of people now watching to see now if the American legal system fails international law and fair-dealing," Senator Bob Brown of Tasmania said by phone from Australia. If the court ultimately rules against the detainees, Brown added, the fact that it took up the case in the first place may end up hurting bilateral relations more than if the court had simply left the issue alone.

That caution about the outcome of the case was echoed by several activists in Britain who have received strong media coverage for their warnings about the lack of legal process afforded to British detainees. The potential for greater damage was noted by several specialists in foreign policy and international law based in Washington.

"I think the fact that the Supreme Court decided to take the case will increase anxiety abroad about the way in which the detainees have been treated," said Charles Kupchan, a professor of international affairs at Georgetown University.

"There's been a lot of back-and-forth between the administration and allies on this question of due process and the status of individuals in Guantanamo, and this simply reopens it," Kupchan said. "That it's going to the highest court in the land puts the issue back in the spotlight."

Laurence Rothenberg, senior fellow at the Center for Strategic and International Studies, said: "On the one hand, it might be that people will view this as positive development: 'Oh, the rule of law still exists in the US. The Supreme Court will order the administration to give these people access to the courts.' On the other hand, it may be viewed as the court — which is the same court that installed Bush as president — is going to ratify his administration's approach."



AP FILE PHOTO

Shafiq Rasul of Tipton, in central England, is among the approximately 660 detainees at Guantanamo Bay, Cuba.

Decision to affect Australian, British, and Kuwaiti citizens

FROM WIRE REPORTS

The US Supreme Court has decided to hear two appeals by "enemy combatants" captured during the fighting in Afghanistan and detained at the US naval base at Guantanamo Bay, Cuba.

One appeal was lodged by two British and two Australian citizens, the other by fathers and brothers of 12 Kuwaiti nationals. The appeals contend the foreigners are being held illegally.

The British and Australians have had separate negotiations with US officials about their detained citizens. About 660 detainees from more than 40 nations are held at the camp.

The detainees include:

David Hicks

Age: 28, Australian. Studied Islam in Australia. The last communication to his family was from Afghanistan in late September 2001. In December, officers of the Australian Security Intelligence Organization told his family he had been captured in Afghanistan.

Shafiq Rasul

Age: 26, British.

Went to visit relatives in Lahore, Pakistan, in October 2001, and was not heard from again. His family members received a phone call from the British Foreign Office in January 2002 informing them he was at Guantanamo Bay.

Asif Iqbal

Age: 22, British. Traveled to Pakistan in September 2001. In October, he called his father from Karachi and was not heard from again. His family received a phone call from the British Foreign Office in January 2002 informing them he was at Guantanamo Bay.

Mamdouh Habib

Age: 47, Australian. Arrested Oct. 5, 2001, while traveling on a bus from Quetta to Karachi in Pakistan.

City & Region
THE BOSTON GLOBE TUESDAY, NOVEMBER 11, 2003

AG in Conn. begins probe

2 foundations for charities are eyed

John J. CRAPO, PRO SE

PAID

By Francie Latour and Beth Healy
GLOBE STAFF

The attorney general of Connecticut yesterday launched an investigation into two private foundations, including one ranked as the state's largest, following a Globe report that documented excessive spending on costly furnishings, luxury cars, and generous trustee benefits — expenses that have drained tens of thousands of dollars away from charities.

Meanwhile, the head of a leading organization representing foundations called the report a "wake up call" for the sector and said she expects some foundation trustees and executives to face serious penalties.

"I am frankly expecting to see some perp walks," said Dorothy S. Ridings, president of the Council on Foundations, a Washington association of 2,000 foundations.

Connecticut Attorney General Richard Blumenthal said his office would examine the management of the $494 million Smith Richardson Foundation of Westport, after the Globe reported that the foundation spent thousands of dollars on art work and high-end decor and vehicles for the three top officers of the foundation which makes grants for public policy research.

"We are very seriously troubled by reports of excessive and lavish spending on questionable purposes by these charitable foundations, and we're investigating to determine whether there has been misspending," Blumenthal

INVESTIGATION, Page B4

JJC/jjc

THE BOSTON GLOBE TUESDAY, NOVEMBER 11, 2003

Conn. AG launches probe of two foundations

John Jennings CRAPO.

▶ INVESTIGATION

Continued from Page B1

said in an interview, referring to both Smith Richardson and the Beinecke Foundation, a $62 million Greenwich group which supports the arts, environment, and other causes.

Between 1999 and 2001, two part-time trustees for the foundation, including a Beinecke heir who lives on a 50-acre Greenwich estate valued at $2 million, have collected $280,000 in retirement benefits as well as health care coverage for themselves and their families, all paid for with foundation money.

Officials of both foundations have said their use of foundation assets for the expenses was justified. Attempts to reach them yesterday were unsuccessful.

Blumenthal said that he can seek a range of penalties if the probe by his office turns up wrongful actions by the foundations. "We can seek recovery of misspent monies or court action that stops future wrongdoing." And, he added, "At the extreme end of the spectrum there is always the possibility of criminal action if money has been embezzeled or misappropriated."

Typically, Blumenthal said, investigations into foundations end in settlements.

Connecticut was one of two states that took action yesterday following the second in a series of Globe Spotlight Team reports on abuses at private foundations. A spokeswoman for Oregon's Department of Justice said the department had opened a review of the Chiles Foundation of Portland, after the Globe determined that it spent $591,415 on travel, conferences, and meetings between 1998 and 2002; another $128,115 for car-related expenses in that period; and $300,000 on office rent, according to tax filings.

The Chiles Foundation supports many West Coast causes, and is also a significant benefactor of Boston University. Foundation executives could not be reached for comment.

The latest Globe report detailed free spending on travel and perks often by part-time trustees, who are charged with protecting foundation assets. In October, a Globe report on excessive pay at numerous foundations sparked inquiries by attorneys general in Massachusetts, New York, and California.

The revelations of lavish spending on perks and benefits for foundation trustees and executives have rocked the charitable world, Ridings said. She said she is pressing with greater urgency for more rigorous state oversight of foundations, largely because the Internal Revenue Service has failed in its watchdog role.

"It is to our great dismay that these actions by a few foundations — and we believe it's a few — are really damaging the majority of foundations that have been doing it right for a long time," she said. "Yet the egregious behavior of just a few taints us all and is very disheartening. The stories are a very unwelcome but necessary wake-up call for us."

Ridings said the Council has been working to devise measures to prevent abuses at private foundations for several months. In June, its board of directors approved a new ethics and values committee. And next month, board members will be asked to approve a new initiative that will include a plan for cooperating with state attorneys general and other state regulators, Ridings said.

She said the new initiative was spurred in part by frustration with Congress; which, she said, has failed to provide the IRS with funds to effectively monitor the 60,000 foundations across the country. The agency audits only about 100 foundations per year.

Foundations, which earn large tax breaks for the wealthy people who set them up, are considered tax-exempt organizations. They pay a federal excise tax of 1 to 2 percent of investment earnings that generates about $500 million annually. But instead of being spent on oversight of foundations, as was intended by the law establishing the tax, the money reverts to the government's general fund.

"We did not want to become the cop, but we realize now we've got to be much more public and more vocal about the behavior society expects from all its nonprofits," Ridings said.

On Sunday, the Globe detailed extraordinarily high spending by several foundations on travel, cars, and million-dollar retirement packages. The Arthur S. DeMoss Foundation of West Palm Beach, Fla., a $444 million foundation dedicated to Christian causes, owns a $36 million, long-range Bombardier jet.

The foundation said the aircraft is used to monitor evangelistic projects in such places as Africa and Asia. But it also is used to shuttle chairman Nancy S. DeMoss and her daughter, Nancy L. DeMoss, to various US cities from airports near their homes, according to publicly available flight logs.

In Oklahoma City, the Kerr Foundation bought a $44,000 Jaguar and spent twice as much on travel and other administrative costs as it spent on grants to social and cultural causes.

And in rural Ardmore, Okla., the $900 million Samuel Roberts Noble Foundation, which supports agricultural research, owns a $5.7 million jet.

In Oklahoma, it appears that no arm of state government is responsible for overseeing private foundations, according to officials contacted at the attorney general's office, the secretary of state's office, and the Oklahoma Tax Commission.

Sacha Pfeiffer and Michael Rezendes contributed to this report.

THE BOSTON GLOBE TUESDAY, NOVEMBER 11, 2003

Putnam assets fall $14b in one week

▶ PUTNAM
Continued from Page C1

named chairman and vice chairman of Putnam, respectively, in the shake-up last week.

Putnam's parent, Marsh & McLennan Cos., sought to assure investors that the Boston firm has enough capital to cover the withdrawals, which represent about 5 percent of Putnam's assets under management.

In its filing, Marsh & McLennan said the company had "sufficient liquidity in the market to manage" withdrawals of money by clients "without any increase in portfolio transaction costs." That is, Putnam has enough cash or access to cash that it doesn't need to sell securities to the point where it would raise trading expenses for its remaining clients.

But Marsh & McLennan also disclosed that Putnam's assets under management were $263 billion at the end of last week, or 5 percent less than the $277 billion Putnam reported at the end of October. It appears that much of the lost money was in Putnam's institutional accounts, or large client portfolios that are managed separately, rather than in its mutual funds, which is where Putnam said four of its money managers who have since been dismissed made excessive short-term trades using personal funds.

The scandals that have engulfed the mutual fund industry since early September claimed two more high-profile executives yesterday.

Alliance Capital Management Holding LP said it forced the resignations of two top executives who supervised the mutual fund unit that "allowed inappropriate market-timing transactions."

Alliance, which has more than $400 billion in assets under management, said John D. Carifa, president of Alliance Capital and chairman of its mutual fund unit, had quit, as did Michael J. Laughlin, who was chairman of the mutual funds' distribution unit.

At Putnam, the $14 billion decline in assets under management does not reflect additional billions in lost contracts with institutional accounts, such as public pension funds, that have fired Putnam in recent days, but had not yet moved their money out of the company.

Yesterday BMO Financial Group, which includes the Bank of Montreal, said it would fire Putnam as manager of its $361 million International Equity fund, saying a change "is in the best interests" of its investors.

Public pension funds that have fired Putnam alone represent nearly $6 billion, but several of those agencies, including the Massachusetts state employees account, have said it will take weeks to move such large blocks of money out of Putnam and to a new money manager.

Meantime, pension funds in other states, such as California and Nevada, have warned they soon might fire Putnam, too, which could add nearly $2 billion more to the lost-business column.

Since Putnam is paid fees based on assets under management, the shrinking pie will mean less income at the Boston-based firm, and hence smaller revenues to its New York parent.

In a research report yesterday Merrill Lynch analyst Jay A. Cohen said the rate of withdrawals from Putnam could lead him to again lower profit estimates next year for Marsh & McLennan from his current forecast of $3.10 a share. Just a week ago, Cohen had shaved 10 cents off Marsh's earnings for next year because of "difficulties at Putnam."

For now, Cohen and other industry analysts said Putnam is big enough to withstand the current losses.

"The redemptions to date are not of the magnitude that threaten its dominant position in the industry," said T. Neil Bathon, president of Financial Research Corp., a Boston firm that tracks the mutual fund industry.

Bathon said he expects Putnam to conduct a sustained public relations campaign, over the next six to nine months, to convince investors it is "committed to leading the industry in reform," as it says in its print ads. Putnam will have to show that it is taking concrete steps, Bathon said, such as "a zero-tolerance policy that results in immediate termination for anyone who violates" company policies.

But other critics said the public relations campaign may be too late for Putnam.

"Tarnished brands seldom come back on Wall Street," said Max Rottersman, who runs Fund-Expenses, a New York firm that tracks mutual funds financial data.

Putnam spokeswoman Nancy Fisher said the print ads "are part of a larger communications strategy. We're considering doing more. We're monitoring it and will make decisions going forward."

A Marsh & McLennan spokeswoman didn't return a call seeking comment.

Andrew Caffrey can be reached at caffrey@globe.com.

boston.com **For documents and background of the mutual fund investigations, click on the market-timing link at www.boston.com/business.**

Uncle of toddler charged in fatal crash

John J - CRAPO, Pro Se

By KEVIN ROTHSTEIN

Police yesterday charged a Fall River man with vehicular homicide in the death of his toddler nephew, who was not in a child safety seat and perished in a three-car crash triggered by the uncle allegedly running a red light.

"This is a tragedy," said Taunton Police Chief Raymond L. O'Berg. "If a child safety seat had been used there's a very real chance this child would have been alive today."

Police are charging the driver Jason Vega, 20, in Sunday's three-way collision that left his nephew, Jouante Vega, who would have turned 2 years old Nov. 21, dead and another nephew, Jovannie Vega, 4, hospitalized.



VICTIM: Jouante Vega was killed in a car driven by his uncle Jason Vega that crashed with two other vehicles.

JJC/jjc

The boys would have been in child seats had their parents picked them up at their aunt and uncle's apartment in Fall River as planned.

But as 5 p.m. drew near, the relatives made the fateful choice to drive the boys to Taunton despite having no car seats in the vehicle, said their aunt, Jenili Vega, who also was in the car.

"We decided to bring them home before it got any later," she said.

Little Jouante, who dressed as Superman for Halloween, was pronounced dead at Morton Hospital. Family called him "Tiger" because he bounced around like Tigger the cartoon character from "Winnie the Pooh."

"The parents are all destroyed on the inside," said Jenili Vega, who was sore but otherwise unhurt in the accident.

She claims the traffic light at High and Weir streets was yellow when they drove through it.

"It wasn't his fault. The light was yellow when he went through it," she said.


WB56
NEWS

STAFF PHOTO BY GEORGE MARTELL

TRAGIC AFTERMATH: Jenili Vega, with her son, Jontay, talks to reporters about the accident that killed her nephew, Jouante Vega. Her brother, Jason Vega, has been charged.

One car struck Vega's vehicle in the rear passenger-side door where Jouante sat, sending the Honda into a third vehicle stopped at the intersection, police said.

Taunton police Sgt. Paul Roderick said witnesses said they saw Vega run a red light.

In addition to the vehicular homicide charge, Vega is being charged with running a red light and two counts of child passenger safety seat violations, Roderick said.

"We feel strongly we have at least two if not three credible witnesses that observed it," he said.

New BU prez vows to heal Goldin pain

John J. Crapo Pro Se JJC///

By KEVIN ROTHSTEIN

With less than a week to pick an interim president for Boston University, trustees turned to Dr. Aram Chobanian, a self-described team player and healer by trade, to help the school get over the Daniel Goldin debacle.

"That's one of the reasons I agreed to do the job because of the emphasis placed by the trustees that I was the right person to get us past that," he said yesterday.

Speaking to a steady stream of reporters from a modest office on the medical school campus, Chobanian, a cardiologist by training, agreed he would be a different kind of leader than BU was used to in John Silber.

As for ex-NASA head Goldin, who was supposed to replace Silber until trustees had a $1.8 million change of heart last week, Chobanian showed his diplomatic skills.

"I just didn't have enough contact to have a strong impression. I hadn't had a chance to work with him in his capacity as president," Chobanian said.

Chobanian had planned to announce next year he was stepping down as medical school dean and provost. After 15 years as dean, he wanted to devote more time to research.

Before Silber tapped him to be medical school dean in 1988, he founded and ran the Whitaker Cardiovascular Institute. He has also become an expert on hypertension.

But the call for help, first made to Chobanian by board of trustee Vice Chairman Dexter Dodge, was, as his wife said, something "you can't say no" to.

Now the Pawtucket, R.I., native and son of Armenian immigrants will be moving to the main campus, where he says trustees have assured him he has free rein to oversee BU's 17 colleges and schools.

While the grandfather of two said he might consult with Silber, whose outsized personality has shaped the modern BU more than any other, he vowed to make his own decisions.

Meanwhile Silber, who resigned as chancellor and trustee last week, remains in his old office for an undetermined transition period, spokeswoman Susan Paris said.

"He was president for 26 years. That's a lot of material to take care of before you leave office," she said.



STAFF PHOTO BY MICHAEL FEIN

STEPPING UP: Dr. Aram V. Chobanian, 15-year dean of the Boston University medical school, will serve as president on an interim basis.

Charles flies home to center of rumor storm

NOV 2003

ROYAL PAIN

MR John Jennings CRAPO. PRO SE. AA, ABE


BRITIS

AP PHOTO

KEEPING TABS ON CHARLES: Prince Charles arrives at London's Heathrow Airport yesterday.

By KATE KELLAND
REUTERS

LONDON — Britain's Prince Charles returned home from a Gulf trip yesterday to a media frenzy of pages of lurid innuendo about an alleged sexual incident involving him and a former servant.

The heir to the throne returned to London from a two-week foreign trip as scandal-hungry Britons scoured the nation's famously sensational tabloid newspapers for any detail of what the alleged incident, which the prince has denied, might be.

But they were forced to read between the lines, with the tabloids — despite promising to tell all — sticking to a court order banning the publication of the allegation.

■ IT'S A GIRL FOR PRINCE EDWARD. PAGE 13

The Mail on Sunday, which set off the bombshell a week ago with an announcement it had been barred from running a scoop "of the deepest public interest," promised on this week's front page: "WORLD EXCLUSIVE - CHARLES AND HIS VALET: THE TRUE STORY." But the story failed to say what it was that one of Charles's servants said he saw the prince doing with the valet.

In one of the weirdest scandals yet to befall the hapless House of Windsor, Charles has denied doing something — without saying what it is — and a court has banned publishing the tale. The banned allegation comes from a former palace servant, George Smith, who sparked an earlier scandal by saying another male servant had raped him many years before. An investigation found no evidence to support that charge.

Smith's story about Charles isn't new: The Mail says it has known about it for a year, but previously didn't think it reliable enough to print. What is new is the ban, imposed on behalf of a royal servant.

In the absence of new facts, papers relied on innuendo.

Last night the prince reportedly was preparing to launch what his staff described as his "doomsday weapon" — a full-scale TV interview — to defend his reputation if full detail of the scandalous allegations is published in Britain.

Chuck: I'm victim of serial-lie aide

John J. CRAPO, Pro Se, AA, ABE

BOSTON SUNDAY HERALD NOVEMBER 9, 2003 JJC/jjc

LONDON — Britain's **Prince Charles** says allegations about a mystery incident involving him were made by a palace servant who suffered from alcoholism and post-traumatic stress disorder following military service in the Falklands War.

The prince said in a statement that the man "has, in the past, made other unrelated allegations, which the police have fully investigated and found to be unsubstantiated."

He was speaking of former royal valet **George Smith**, but did not mention his name in the statement.

It is all part of one of the more bizarre scandals to befall the hapless **House of Windsor**, in which the prince is denying that an incident ever took place without saying exactly what he is talking about.

The Times of London said the "potentially damaging but unsubstantiated rumours" concerned an "alleged sexual incident involving the Prince of Wales and a former royal servant" and named Smith as a witness.

The palace yesterday worked behind the scenes to defuse newspaper frenzy over the rumor, the details of which have appeared in an Italian newspaper and on the Internet.

However, publishing them in Britain is banned by a court's gag order. Under arcane libel laws, any news organization that can be seen in Britain and is aware of the ban is bound by it.

So Britain's Sunday papers went heavy with innuendo. Reuters reports that the widely read **The News of the World** asked in a front-page headline, "IS CHARLES BISEXUAL?" before answering in small type in the accompanying story, "emphatically NOT."

The **Drudge Report** said the details of the story by London-based reporter **Sarah Lyall** were on **The New York Times'** Web site for about 20 minutes Friday night before top editors panicked and ordered it killed.



AP PHOTO

WHAT ARE THEY TALKING ABOUT? Britain's Prince Charles blamed rumors of an unspecified incident on a palace servant's lies.

The prince spent the last day of a two-week foreign trip yesterday in Oman as guest of friend and polo partner **Sultan Qaboos bin Said.** — HERALD WIRE SERVICES

BOSTON HERALD MONDAY, NOVEMBER 10, 2003

From Harvard to homeless: Degree no guarantee today

John Jennings CRAPO, PRO SE, AA, ABE

By KAY LAZAR

With his bifocals, rich vocabulary and impressive stack of reading material, Morton Thomas could be taken for an academic. Indeed, the 61-year-old is a Harvard grad, cum laude, and a former lawyer.

He is also is a recent resident of a homeless shelter in Boston.

"I'm sure most people would be surprised," said Thomas, who now lives in subsidized senior housing in the city's South End.

Yet academic credentials like Thomas's are becoming more common among adults in the state's emergency shelter system.

A recent survey by the Center for Social Policy at UMass-Boston found the percentage of shelter residents with a high school diploma jumped from 56 percent to 73 percent between 1999 and the end of 2002. Those with a college degree increased from 6 percent to 9 percent — nearly one in 10 residents.

"It's the economy," said Macy DeLong, co-founder of Solutions at Work, a Cambridge-based nonprofit that provides services and job training for the homeless.

"There was a vice president of a dot-com living in a homeless shelter and she had a college degree," said DeLong, who gave the woman a bed in her own home one night when the shelters were full.

DeLong and other homeless advocates say the lousy economy and scarcity of jobs have been final nails in the coffin for many, who already are struggling with the state's chronic hurdles — lack of affordable housing and the dismantling of mental health and substance abuse prevention programs.

"The difficulty is, when you have a college degree, you walk into a Stop & Shop, and unless you lie on your application, they won't hire you. You are overqualified," said DeLong.

"We have folks who have different resumes," DeLong said. "One that includes their education, one that doesn't."

Thomas, who was in the shelter system from 1999 until 2002, did not list his education when he applied for a job at Stop & Shop, where he has worked part time for the past three years.

Growing up in suburban Philadelphia in a Harvard-educated family, Thomas attended private school, ran track and went on to Harvard, where he worked on the landmark Mississippi Project, helping blacks to register to vote in the deep South. He graduated with a law degree from the University of Pennsylvania and practiced law for a few years before depression and then alcoholism took over.

Sober since 1989, Thomas has dreamed about using his legal skills again while working a variety of other jobs — telemarketing research and cab driving.

"If you start from scratch, you start behind the eight ball," Thomas said about moving to Boston in 1999 and running into high housing costs and the recession.

While in the shelter system, Thomas volunteered as a legal aide at a Cambridge nonprofit. Now on Social Security disability, Thomas is determined to volunteer his legal skills again.

For other college-educated residents still in the state's shelter system, experts say the economic outlook is grim.

"What we are facing is another year that looks as bleak, if not bleaker, than the year we are coming out of," said Leslie Lawrence of the Massachusetts Coalition for the Homeless.

Dear Mr Pickwick, I call this to your attention
Sincerely
John J. CRAPO, Pro Se
left where Mr Pickwick sits



STAFF PHOTO BY TARA BRICKING

BACK ON TRACK: Morton Thomas lives at a subsidized senior facility.

TUESDAY, NOVEMBER 11, 2003 BOSTON HERALD

Business

Putnam lost $14B in two weeks

John Jennings CRAPO, pro se

Customers withdraw amid scandal

By JON CHESTO

The assets managed by Putnam Investments fell by $14 billion last week as unhappy individual investors and institutions reacted to news of securities fraud charges there.

Putnam finished the week with $263 billion in assets under management, a 5 percent drop from the $277 billion it managed on Oct. 31, Putnam parent Marsh & McLennan Cos. said in a report filed with federal regulators yesterday.

Putnam declined to disclose the roles that investors' decisions and overall market activity played in the drop. But analysts said the surprising loss was almost entirely due to investors' withdrawals from Putnam accounts, particularly because the stock markets stayed relatively unchanged over that time.

"I don't think they realized it was going to be this bad," said Len Rosenthal, a finance professor at Bentley College in Waltham. "It's going to take them a while to stabilize the situation."

Yesterday's report marked the latest bout of bad news for Putnam

Turn to Page 29

Asset base at Putnam drops 5%

JOHN J. CRAPO PRO SE


SUDDEN DROP
Putnam Investments saw a rapid drop in its assets under management last week after a civil suit was filed against it by state and federal regulators.
1,172.51 High on Jan. 4, 2002
1,053.21 Nov. 7, 2003
S&P 500 index
$315 billion Dec. 31, 2001
$277 billion Oct. 31, 2003
$263 billion Nov. 7, 2003
Assets in billions
A closer look at Putnam assets
Mutual funds assets in billions
$171 billion
Institutional accounts in billions
$92 billion

Source: SEC filings

STAFF GRAPHIC BY JEFF WALSH

From Page 27

related to the fraud charges, which allege that Putnam permitted improper, short-term trades. Putnam removed the two managers named in the charges, and Putnam's parent replaced former Putnam chief Lawrence J. Lasser on Nov. 3.

Although Putnam was the first firm to be charged in the widening fund-trading scandal, it's one of many firms in the spotlight.

Most of the probes focus on a form of market-timing that allows certain investors to take advantage of delays in the ways funds are priced. While the short-term trades are not illegal, many fund companies pledge to deter such trades, as they can harm returns for long-term shareholders.

Many mutual fund investors had already left Putnam after its funds suffered from relatively poor returns in the crash of high-tech stocks.

But many institutional investors, such as public pension funds, also pulled money out of Putnam's separately managed accounts after the fraud charges were filed.

Last week, Putnam's mutual fund assets fell by 2.3 percent, while its institutional accounts fell by 9.8 percent.

Meanwhile, Bloomberg News reported yesterday that Bank of Montreal fired Putnam as manager of its $352 million BMO International Equity Fund.

Marsh & McLennan also hinted more losses could come. In its filing, the firm said the figures don't include decisions by some clients

After sliding for two weeks, Marsh & McLennan's shares have stabilized since new leadership took over at Putnam.

last week to fire Putnam. But the firm said it handled the withdrawal without "any increase in portfolio transaction costs."

Mark Lane, an analyst at William Blair & Co., said he cut his profit outlook for Marsh & McLennan yesterday after seeing the decline in assets under management.

"That's a bigger number than most people would have guessed," Lane said.

After sliding for two weeks, Marsh & McLennan's shares have stabilized since the new leadership team took over at Putnam. Marsh's shares closed yesterday at $45.24, up 5.8 percent from their Oct. 31 close but still down by nearly 9 percent since the Putnam probe became public in mid-September.

Dan McNeela, an analyst at Morningstar, said he expects outflows to continue despite the changes at the Boston fund shop.

"There have been enough changes there that some people may see Putnam taking substantial steps to make a new start," McNeela said. "It's a good sign, but I think it is just the first step in the minds of most investors."

An Artisan With a Disability Sees His Dream Coming True

By ARTHUR BOVINO

In a small store in Port Chester, N.Y., in a space four feet long and two feet deep, Manuel Pilco bends over an old wooden desk, using pliers to twist gold filigree into delicate spirals. He warms the gold with a soldering iron, pressing gently to join the network of wires. The web forms the wings of golden mosquito earrings.

The Neediest Cases

Mr. Pilco's movements are quick but deliberate. He slows only when he needs to change tools. Then he unties the string that keeps a hammer knotted to the stump on his forearm, where his right hand used to be. He grabs a file with his left hand and ties it to the stump.

"I use this as a substitute for my thumb," he explained recently in his native Spanish, through a translator.

Mr. Pilco, 43, has been making jewelry for 27 years. When he was 9, he lost his right hand while playing with fireworks in Cuenca, Ecuador.

"I was in the hospital and my hand was so well wrapped that I thought it was in a fist," he recalled. "I cried when they took off my bandage. I realized there was no hand." Because he was right-handed, he had to relearn basic skills. It was a challenge that would take years. But he met his disability head-on.

When Mr. Pilco was 16, his brother Juan, then 18, became an apprentice to a jeweler in Ecuador. Mr. Pilco became interested and asked if he could also learn the craft. At first, he merely watched. Over time, his brother assigned him small tasks.

After a 10-year apprenticeship, Mr. Pilco bought his own tools and began operating independently. He had found a career.

He also found a wife, Esther Ducci, in 1992, and the couple had a son, Mario Joel, in 1994.

But there was still a deep longing in Mr. Pilco, and trouble ahead.

For one thing, he was not completely satisfied with his abilities. He kept having the same dream, of an ethereal woman appearing in the sky and urging him to reach for the heavens.

"She said, 'You can do it, Manuel,'" he said. "But she was too far away to reach."

Still, as he lifted his arms, fingers grew from his stump, forming a new hand.

But he was in Ecuador, and it was just a dream.

Mr. Pilco's wife convinced him that life in America would be better, and the family moved to New York in March of 2000. But their marriage was strained by the hardship of settling into a new country, and they split up. Mr. Pilco sent his son to live with relatives in Ecuador, unable to afford to care for him.

Mr. Pilco moved into an apartment with five other people in East Harlem. But he had nowhere to work or sell his creations. He struggled just to pay for food. It was at this point that he had his first encounter with Catholic Charities, Archdiocese of New York, one of seven charities supported by The New York Times Neediest Cases Fund.

Juan Pilco, who lives and works in Port Chester, took him to a food pantry at St. Cecelia's Parish Services in East Harlem, an archdiocesan site. They met Regina Kirk, director of parish services. She gave him food for the week.

She also gave him hope.

Impressed by his determination, she encouraged him to show her some of his work.

In September, Mr. Pilco's brother arranged for a local Ecuadorean business to let Mr. Pilco work in a small space in the back. Mr. Pilco began to establish himself, and he now earns about $1,200 a month selling his jewelry and doing repairs. He spends $500 a month on gold and recently rented a room in an apartment with three other men for $400 a month. Mr. Pilco will make about $15,000 this year, just above the federal poverty level.

By coincidence, a friend of Ms. Kirk knew a certified prosthetist, Tom Valenti. The tale of the one-handed jeweler from Ecuador piqued his interest.

Mr. Valenti offered to make an artificial hand at a reduced fee, $3,000 instead of $12,000.

"We have the ability to do this for him, how do you say no because he doesn't have the money?" Mr. Valenti said.

To help Mr. Pilco with the cost, the archdiocese paid $2,500; the Neediest Cases Fund covered the rest.

Now, Mr. Pilco uses temporary attachments. The finished hand should be done this month, almost a dream come true.

"When I think of the woman in that dream, I realize now why she felt so far away," he told Ms. Kirk recently as the two of them sat in his tiny work space. "Because you were in New York and I was in Ecuador. I think it was you."

Ms. Kirk's eyes welled up. "He says it's the work of God through me," she said, translating for him.

He told her, "I am very grateful from my heart. People giving without expectations of getting anything are very special."



Richard L. Harbus for The New York Times

Manuel Pilco lost a hand in a childhood accident, long before he began making jewelry as an occupation. He is awaiting a prosthetic hand.

John J. CRAPO PRO SE

JJC/jjc

Previously recorded	$2,246,318.37
Recorded yesterday	n/a
Total	$2,246,318.37
Last year to date	$2,641,820.79

HOW TO HELP

Checks payable to The New York Times Neediest Cases Fund should be sent to 4 Chase Metrotech Center, 7th Floor East, Lockbox 5193, Brooklyn, N.Y. 11245, or any of these organizations:

BROOKLYN BUREAU OF COMMUNITY SERVICE
285 Schermerhorn Street
Brooklyn, N.Y. 11217

CATHOLIC CHARITIES OF THE ARCHDIOCESE OF NEW YORK
1011 First Avenue
New York, N.Y. 10022

CATHOLIC CHARITIES, DIOCESE OF BROOKLYN AND QUEENS
191 Joralemon Street
Brooklyn, N.Y. 11201

CHILDREN'S AID SOCIETY
105 East 22nd Street
New York, N.Y. 10010

COMMUNITY SERVICE SOCIETY OF NEW YORK
105 East 22nd Street
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FEDERATION OF PROTESTANT WELFARE AGENCIES
281 Park Avenue South
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New York, N.Y. 10261-4100

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Donations may be made with a credit card by phone at (212) 556-5851 (ext. 7) or online, courtesy of CharityWave.com, an Internet donations service, at www.nytimesneediest.charitywave.com. For instructions on how to donate stock to the fund, call (212) 556-1137 or fax (212) 556-4450.

The Times pays the fund's expenses, so all contributions go directly to the charities, which use them to provide services and cash assistance to the poor.

Contributions to the fund are deductible on federal, state and city income taxes to the extent permitted by law.

To delay may mean to forget.

THE NEW YORK TIMES INTERNATIONAL TUESDAY, JULY 1, 2003

Royal Account's Bottom Line: Charles Makes a Princely Sum

John J. Crapo. Pro Se

By SARAH LYALL

LONDON, June 30 — In an effort to counter the public perception that he is a spoiled aristocrat who presides over a disorganized, corrupt household, Prince Charles today released, for the first time ever, a detailed accounting of his income and expenses.

He is, it turns out, a very rich man. The bulk of his income, nearly $17 million last year, represented a 27 percent increase from the year before. It comes from the Duchy of Cornwall, a vast holding that dates from 1337 and exists for the enrichment of the heir to the British throne.

Under Charles, the operations of the Duchy, which encompasses farms, shops, offices, investments and more, has been cannily expanded to include a lucrative organic food business specializing in upscale cookies, chocolates and the like.

Charles also receives some $5 million a year from the taxpayer, including more than $3 million given to him by his mother, the Queen, to help finance his trips and to maintain and refurbish his various palaces.

The prince's accounts were made public by St. James's Palace, his main residence, just months after his household was embarrassed by unproven accusations that a male servant had raped another and by the disclosure that a coterie of trusted aides had regularly sold unwanted gifts received by the prince, giving him some of the money and keeping some themselves.

The mini-scandal touched off an investigation and the revelation of further embarrassing details. They included Charles's apparent reliance on an aide to squeeze toothpaste onto his toothbrush for him, and his insistence, when entering the hospital for a minor procedure several years ago, that his hospital room be redecorated with his personal furniture and that his meals be served on his own china.

The investigation led to the resignation in March of Michael Fawcett, Charles's closest aide. Mr. Fawcett has since been re-hired by the prince as a consultant. According to St. James's Palace, Charles also has 91 official employees and 17 private staff members, including press secretaries, valets, butlers, equerries, chefs and chauffeurs.

He spent about $9 million on official duties and charity activities last year, the report said, including almost $1.5 million on entertainment and about $800,000 to run his large communications department, which handles his public relations and answers the 50,000 letters he receives annually.

In its introduction, the report also tried to define what the prince actually does, perhaps seeking to justify his role to sometimes skeptical Britons.

"The Prince of Wales participates in and contributes to national life across a wide spectrum," the report said. "As heir to the throne, he is committed to making a difference for the better in this country and internationally, and to using his position to draw attention to and foster the nation's talents and traditions."

But Ian Davidson, a Labor member of Parliament, said the report raised questions about whether the royal family should continue to receive so much money from the state.

"We do need to examine the whole question of royal funding and whether taxpayers should still be footing the bill, especially with these numbers showing such a large rise in Charles's income," Mr. Davidson told Reuters.

"He is receiving millions of pounds, but should the taxpayer be paying for a valet to squeeze the toothpaste onto a toothbrush for him? I don't think so," he said.

C. Z. Guest, Beauty Who Rose to Top of New York Society, Dies at 83

John Jennings CRAPO, PRO SE JJC/jjc

By ENID NEMY

C. Z. Guest, one of the monarchs of New York society who was a perennial selection on the best-dressed list, a noted horsewoman and an authority on gardening, died on Saturday at home in Old Westbury, N.Y. She was 83.

Mrs. Guest's interest in horticulture began when she was a child following the family gardener around her parents' estate on the North Shore of Boston. Her name then was Lucy Douglas Cochrane, but she soon became C. Z. when her brother, Alexander, could not pronounce "sister." Embarking on a writing career relatively late in life, she was the author of books on gardening and a children's book, "Tiny Green Thumbs." She also wrote a syndicated weekly column that appeared in 350 newspapers across the nation.

Mrs. Guest began her writing career while recovering from a horseback riding accident in 1976. While she was convalescing, frequent telephone calls from friends about their gardening problems prompted her first book, "First Garden," which was illustrated by her "very dear friend" Cecil Beaton and which had an introduction by another "dear, dear friend," Truman Capote.

In his introduction, Capote described Mrs. Guest working in her garden: "There, with her baskets and spades and clippers, and wearing her funny boyish shoes, and with her sunborne sweat soaking her eyes, she is a part of the sky and the earth, possibly a not too significant part, but a part."

Beaton and Capote were only two in a legion of celebrities and jetsetters who surrounded Mrs. Guest throughout her vivid life. When she was married in 1947 to Winston Frederick Churchill Guest, an international polo star, heir to the Phipps steel fortune and a second cousin of Winston Churchill, the ceremony was held at the home of Ernest Hemingway in Cuba, with Hemingway serving as best man.



The New York Times

C. Z. Guest at the theater in 1965. She was active in the worlds of philanthropy, writing, fashion, gardening and raising horses.

Until Mr. Guest's death in 1982, the couple was prominent in international social circles, hunting in India with the Maharaja of Jaipur and frequently entertaining the Duke and Duchess of Windsor, who subsequently became godparents of their children, Cornelia and Alexander.

C. Z. Guest was considered one of America's classic beauties. The writer Jill Gerston once described her this way: "With her pale skin, blue eyes, ash-blond hair and trim figure, she is cut from the same cool, silky cloth as Grace Kelly. It is a patrician beauty that is indigenous to socially registered enclaves like Palm Beach and Southampton, a sporty, outdoorsy look that eschews makeup, hair spray and anything trendy. She has an outspoken, coolly self-assured manner and a throaty, well-modulated voice with a trace of a British accent."

In 1962, Time magazine did a lengthy article on American society and apotheosized Mrs. Guest on its cover as the model of horsy high society. She posed in front of her Long Island estate wearing a button-down shirt and tie and jodhpurs, a sleek hound at her side, the personification of old-guard chic. Truman Capote once described Mrs. Guest as the incarnation of understated elegance and said she was "a cool vanilla lady."

John Fairchild, then publisher of Women's Wear Daily, described her as "Southampton, Long Island American, Ivy League blond." British Vogue said she had "the face of a flower."

Often adorned by Mainbocher, Givenchy and Adolfo, she was chosen by the New York Dress Institute as one of the best-dressed women in the world early in the 1950's and remained on the list for years until her elevation to the Fashion Hall of Fame.

Mrs. Guest was also the designer of a small fashion collection introduced in 1985 and at the time made up principally of cashmere sweaters. "I will only sell what I like to wear," she said, after her sweaters had been displayed flung casually around the shoulders of models at a show by the designer Adolfo. A limited sportswear line was licensed in 1986 and in 1990 she came out with a fragrant insect repellent spray and other garden products.

Lucy Douglas Cochrane was born in Boston on Feb. 19, 1920, the second of five children of Alexander Lynde Cochrane, an investment banker, and Vivian Cochrane, the former Vivian Wessell. Her father died when she was 6. She was educated by tutors and later graduated from the Fermata School in Aiken, S.C. She made her society debut in 1937, and was voted the glamour girl of the Massachusetts North Shore in a contest held in 1939, which prompted a brief career as a showgirl. She appeared in a 1943 revue on the roof of the Ritz-Carlton in Boston and in a revival of the Ziegfeld Follies on Broadway in 1944. She spent six months in Hollywood attending 20th Century Fox's studio school but never appeared in a film.

"My ambition was to be a successful enough actress to get myself thrown out of the Social Register," she once said. "I had no talent at all but I enjoyed every minute of my experience." It was also during this period that she took off for Mexico, where Diego Rivera painted her as a nude odalisque. When she became engaged to Mr. Guest, her portrait, which had reportedly been displayed in a Mexico City bar, was bought by her fiancé's family.

Seen as a model of horsy high society, and devoted to many charitable causes.

Mrs. Guest became interested in volunteer work as a debutante in Boston and was active in numerous charitable organizations over the years, including the Children's Research and Asthma Institute, the Police Athletic League and the March of Dimes.

For years she was chairwoman of the April in Paris Ball and was a favorite of society columnists, who often mentioned her lunching with such friends as Elsa Maxwell, Mrs. William Paley, Mrs. Earl Smith, Doris Duke and Estée Lauder. They also mentioned her riding in the hunt country of Virginia, taking in the polo matches at the Piping Rock Club on Long Island, working hard on her orchids in her greenhouses or walking the grounds of Templeton, her estate on Long Island, trailed by a string of hunting dogs.

Mrs. Guest was for decades one of society's leading hostesses. "She was very comfortable with all kinds of people, which is not common for a woman who's born to the purple, so to speak," her friend Eppie Lederer (the advice columnist Ann Landers) once observed.

The Guests jointly owned racing stables, with Mr. Guest supervising those in Chantilly, France, and Mrs. Guest supervising others in Middleburg, Va. She loved exercising her horses and did so most mornings. For years she competed in the leading horse shows.

In 1984, Mrs. Guest was named to head the American garden exhibit of the International Garden Festival in Liverpool, England. The project, jointly sponsored by the United States Information Agency and the United States Forest Service, was a memorial to members of the Army Air Forces who were killed in World War II.

Mrs. Guest was amused when her daughter, Cornelia, was hailed by Life magazine as "the debutante of the year" in 1982 and became the darling of columnists and photographers, as Mrs. Guest herself had long been.

In addition to her son Alexander, of Hunterdon County, N.J., and her daughter, Cornelia, of Old Westbury, she is survived by two stepsons, Winston Guest, of Palm Beach, and Frederick, of New York, and three grandchildren.

"I've always felt that having a garden is like having a good and loyal friend," C.Z. Guest once said.

MR John J. CRAPO, PRO SE

Spain Says Yes, As Its Prince Picks a Bride

By DALE FUCHS

MADRID, Nov. 9 — Spain's future queen wore an anchor's microphone instead of a glass slipper. Her Prince Charming, heir to the Spanish throne, crossed paths with her at news events.

But much of Spanish society is treating the engagement last week of Spain's most eligible bachelor, Prince Felipe of Asturias, as a fairy tale. His bride-to-be, Letizia Ortiz, is a middle-class divorced television journalist.

The 35-year-old prince's choice of a bride has long been seen as a referendum on the monarchy, and the 31-year-old reporter, who wore a white pantsuit to a gift-exchange ceremony at the royal estate on Thursday, represents modern Spain, her colleagues at the national television station say.

Europe's royal families are often lampooned by their subjects, but the Spanish monarchy commands respect here. King Juan Carlos, who assumed the throne at Francisco Franco's bidding, is seen to have played a crucial role in ushering in a peaceful transition from dictatorship to democracy.

The engagement of the king's tall, dark heir — and only son — is expected to play a role in maintaining popular support. Some Spaniards grumble that the prince's mate should belong to Europe's aristocracy — or why have a monarchy at all. But, opinion surveys indicate that more than 60 percent of Spaniards favor the match. The prince broke off an earlier relationship with a Norwegian fashion model after Spaniards signaled their opposition in numerous polls.



Agence France-Presse/Getty Images

Letizia Ortiz, 31, and her most eligible fiancé, Prince Felipe, 35.

Leaders of all major political parties, except the United Left, have congratulated Ms. Ortiz, who is already well known to millions of television viewers. The king has asked Madrid's mayor to provide a giant video screen for the wedding in June, so the Spanish people can follow the ceremony.

As the engagement ceremony progressed last week, Spaniards who were glued to television sets analyzed the prince's choice.

Elisa Arévalo, a business consultant, said, "It's a stroke of marketing genius for the monarchy."

LAWYER'S STATIONERY
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John J. CRAPO
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New England Final
Boston: Increasing clouds, showers late, high 51. Tonight, few showers, low 45. Tomorrow, partly to mostly cloudy skies, milder, lingering showers, high 57. Weather map is on Page C18.

TUESDAY, NOVEMBER 11, 2003 ONE DOLLAR

JOHN JENNINGS CRAPO. ~~PRO SE~~ PRO SE



Karim Kadim/Associated Press

Mourning a Baghdad Leader

JJC/jjc

Shiites with the coffin of Muhanad al-Kaadi, head of the municipal council of Sadr City, in Baghdad. Mr. Kaadi was shot Sunday by an American soldier guarding the municipal building. A witness said the soldier apparently did not recognize Mr. Kaadi; the military said Mr. Kaadi did not follow instructions.

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VITAL RECORDS OF ROCHESTER, MASSACHUSETTS

TO THE YEAR 1850

VOLUME II: MARRIAGES AND DEATHS

Edited by Henry Edwards Scott



A HERITAGE CLASSIC

VITAL RECORDS OF ROCHESTER, MASSACHUSETTS

TO THE YEAR 1850

VOLUME II: MARRIAGES AND DEATHS

Edited by Henry Edwards Scott



A HERITAGE CLASSIC

COWING, Eliza and Isaac Hiller, int. July 22, 1824.
Eliza [int. Elizabeth] and George C. Skiff, Nov. 25, 1832.
Experience [dup. Experince] and Joseph Hathaway, ——, 1801.* [Experience, C.R.2.]
Hannah and Reubin Booles, int. Mar. 17, 1804.
Hannah D. [int. omits D.] and Joshua Macumber [int. Macomber], Nov. 9, 1828. [Hannah D. and Joshua Macumber of Mid[dleborough], C.R.I.]
Israel and Experience Philips of Taunton, int. Dec. 15, 1733.
Israel and Jenimah Lawrance of Sandwich, int. Apr. 19, 1761.
Israel and Elijah [*sic*, int. Sarah] Cudworth of Scituate, Jan. 5, 1762, in Scituate.
Israel and Priscilly Dexter, int. Oct. 16, 1795.
James and Mary Cottle, Dec. 29, 1763.
James and Sarah Randal [dup. and int. Randall], Dec. 31, 1780. [Randall, P.C.R. Randal, C.R.I.]
Jeremiah H. and Lydia Hathaway, int. Mar. 16, 1827.
John Jr. and Desire Hatch, June 19, 1719.*
Jonathan and Betsey —— [int. Luce] of Tisbury, Nov. 21, 1799, in Tisbury.
Jonathan 2d and Sophronia [int. Sophrona] Sears, Jan. 14, 1827.
Joshua and Sary Petty, Feb. 11, 1719-20.*
Lavina L. [int. Cowen, omits L.] and Charles R. Sisson of New Bedford [int. Fairhaven], Dec. 15, 1839.
Lot and Jane Courby, June 18, 1777. [Mary Courby, P.C.R. Jane Cousby, C.R.I.]
Lydea [int. Lidea] and Peter Tomson of Hallafax, Jan. 6, 1756. [Lyda, P.C.R.]
Lydia and Isaiah Peckham [of] New Bedford, Feb. 15, 1789.
Mary and Jacob French of Taunton, Apr. 9, 1734.
Mary and W[illia]m Biggs, Mar. 10, 1782.* [Briggs, P.C.R. C.R.I.]
Mary and Philip Briggs, Dec. —, 1788. [Phillip, P.C.R.]
Pamelia and Nathan Swift [int. of Sandwich], Dec. 31, 1828.
Patience [int. Patince] and Isaac Hiller, Jan. 7, 1795.
Penellope and Jonathan Nye, int. Sept. 15, 1808.
Priscilla B. [int. Benson] and James Swift of Sandwich, Mar. 25, 1826.
Reuben B. [int. R.] and Elizabeth S. Peirce [int. Prince], Sept. 11, 1842.
Rhoda and David Mendall, Mar. 26, 1827.
Richard and Sally E. Bradford of Kingston, July 4, 1817 [dup. 1816]. [July 4, 1817, C.R.I.]

* Intention not recorded.

COWING, Ruth and Capt. Ebenezer Bolles, int. Mar. 28, 1819.
Sam[ue]l and Jenne Stuart, int. July —, 1801.
Sarah and Samuel Brown, int. Feb. 7, 1768.
Sarah E. and Abial D. Waterman, Feb. 13, 1841.
Seth and Penelope Crepo, int. Feb. 3, 1765.
Seth and [int. Mrs.] Rhoda Mendal [int. Mendall], Dec. 29, 1831.
Seth 2d and Christina R. Dexter, int. Dec. 29, 1833.
Zadok and Deborah Stuart [dup. Steward], Mar. 29, 1772. [Zadock and Deborah Stuart, P.C.R.]
Zenas and Mary Pettace of Dartmo[uth], int. May 1, 1756.
Zibah and Susanna Howard of Dartmo[uth], int. Nov. 6, 1763.

COXHALL, Thomas and Patience Mendal, int. Mar. 4, 1769.

CRANDOL, Lidea [dup. Lydia, int. Lydea Cranwell] and James Stuart [int. Stewart] Jr., Mar. 12, 1761. [Lidia Crandal and James Stewart, P.C.R. Lydia Crandel and James Steward Jr., C.R.I.]

CRANDON, Phillip [dup. Philip] and Bethsheby Bartlett [dup. Bathsheba Bartlet] [of] F[air] Haven, Oct. 11, 1812.* [Capt. Philip and Bathsheba Bartlett of Fair Haven, C.R.I.]
Rebecca H. and [dup. and int. Maj.] Charles H. Clark, Dec. 11, 1834.
Ruth and Lewis Shaw, int. July 11, 1819.

CRANE, Charles of New Bedford and Meribah A. Crapo [int. Crapoe], Nov. 25, 1841.
John, Capt., of Wareham, and Abigail Fish, int. Sept. 5, 1829.
John J. of New York and Sarah H. Briggs, int. May 11, 1838.

CRANWELL, Lydia (see Lidea Crandol).

CRAPO (see Crapoe, Crapoo, Crappo, Creapo, Crepo, Crepoo), Abigail and Benjamin Head of Little Compton [int. adds R. I.], Apr. 3, 1796.
Abr[aha]m and Marcy Jenne of Newbedford, int. June 20, 1802.
Allice and William Crapo, int. Jan. 28, 1775.
Bethiah and Judah Hathaway of Wareham, Mar. 30, 1823.*
Betsey P. and Leandor Randall, int. July 16, 1830.
Caroline and Josiah Handy [int. of Barnstable], May 21, 1828. [Crapoo and Josiah Handy of Barnstable, C.R.I.]

* Intention not recorded.

Crapo, Concider [int. Consider Crepo] and Marcy Waste [int. West] of Dartmouth, Mar. 30, 1757, in Dartmouth.
Earl and Laura Crapo, int. May 28, 1828.
Francis [int. Frances Crepo Jr.] and Margeret Beale [int. Margat Beals] of Plymouth, Apr. 24, 1760, in Plymouth.
Hannah and John Arnold, int. [Aug. 31, 1798. [m. —— [rec. *before* Oct. 17], C.R.3.]
Ira and Matilda Gurny of Wareham, int. Apr. 26, 1821.
Jeremiah and Waitstill [int. Weightstill] West, Dec. 27, 1775. [Waitstill, P.C.R. C.R.1.]
Jeremiah and Elizabeth H. Dunham, Mar. 17, 1836.
John and Abigail Yeomans [dup. Gammons], Aug. 12, 1779. [Yeomans, P.C.R. C.R.1.]
John and Lyndah [dup. Lindah] Bisbee, Nov. 20, 1794 [dup. 1793]. [Lyndah, Nov. 20, 1794, C.R.3.]
John A. and Lydia B. Taber of Wareham, int. May 29, 1819.
Jonathan of Fretown and Celia Clark, int. Dec. 28, 1785.
Laura and Earl Crapo, int. May 28, 1828.
Loisa and [dup. and int. Capt.] Job Blankinship, Sept. 7 [dup. Sept. 17], 1828.
Lot and Betsey Purrington, int. Mar. 27, 1798. [m. Mar. 29, C.R.3.]
Luther and Hannah D. Taber of Norton, int. Apr. 4, 1826.
Luther and Sally H. Omands, int. July 7, 1838.
Mary and Jeriboham Swift of Plymouth, int. Nov. 25, 1816, "certified March 17–1817."
Meribah A. [int. Crapoe] and Charles Crane of New Bedford, Nov. 25, 1841.
Micah and Charity Briggs of Wareham [int. adds Plymo[uth] Co.], Feb. 9 [int. Feb. 19 *sic*], 1795, in Wareham.
Micah and Rebecca Wing, int. Apr. 10, 1796. [m. Nov. 25, C.R.3.]
Nicholas Jr. [dup. omits Jr.] and Meribah Cook of New Bedford, Sept. 10, 1789. [Nicholas Jr., P.C.R. C.R.1.]
Peter and Ann Luce, Nov. 23, 1738.
Philip and Sally [int. adds H.] Blackwell, Sept. 7, 1817.
Rest and Anthony Haskins [dup. Hoskins] of Middleb[oroug]h, Dec. 3, 1772. [Hoskins [dup. Haskins] of Middleboro[ugh], P.C.R. Hoskins of Middleboro, C.R.1.]
Rest and Cyrus Perkins of Middleboro, Jan. 13, 1830.
Sally C. and Daniel Westgate, int. May 20, 1822.
William and Allice Crapo, int. Jan. 28, 1775.
W[illia]m Jr. and Patience Ellis, May 1 [dup. Aug. —], 1808. [May 1, C.R.1.]

* Intention not recorded.

CRAPOE (see Crapo, Crapoo, Crappo, Creapo, Crepo, Crepoo), Caleb B., 24, clerk, of New Bedford, s. Philip and Salla, and Rebecca A. [int. B.] Shaw, 20, d. Lewis and Ruth, May 31, 1846.

CRAPOO (see Crapo, Crapoe, Crappo, Creapo, Crepo, Crepoo), Alice and Esquire Badger of Barnstable, int. Nov. 15, 1788.
Elizabeth and James Lake of Darkmouth, Oct. 31, 1734.
Frances [*sic*] and Patiance Spooner of Darkmouth, int. Dec. 18, 1734.
John and Sarah [int. Sary] Clark, Nov. 7, 1734.
Mary and Jonathan Spooner [int. of Darkmouth], Dec. 31, 1733. [both of Rochester, P.C.R.]
Nicholas and Allis [int. Alas] Blackwell, Sept. 14, 1749. [Allis, C.R.1.]
Peroo and Pennelabe White, May 31, 1704.*
Peter and Elener Tabour of Darkmouth, int. May 3, 1734.
Rebeckah and John Matthews [int. Mathews], Jan. 5, 1743. [Rebecca and John Mattkeless *sic*, P.C.R.]

CRAPPO (see Crapo, Crapoe, Crapoo, Creapo, Crepo, Crepoo), Susannah and Louis De Moranville [int. Demaramville], Dec. 8, 1730. [Susanna Crapo and Louis Deneranville, P.C.R.]

CREAPO (see Crapo, Crapoe, Crapoo, Crappo, Crepo, Crepoo), Amos [int. Crepo] and Mary Andrewes, Aug. 5, 1753. [Crepo and Mary Andrews, P.C.R.]
Jane [dup. Crapo, int. Crepo] and Benjamin Ingram [dup. Ingraham, int. Inghram] of Freetown, Dec. 4, 1768. [Crapo and Benjamin Ingram of Freetown, P.C.R.]
Peter and Hannah Axdil of Middleborough, Feb. 13, 1755. [Crapo, P.C.R.]

CREPO (see Crapo, Crapoe, Crapoo, Crappo, Creapo, Crepoo), Joshua and Jane Haskins of Middlebo[rough], int. Sept. 13, 1767.
Mary and Samuel Spooner [of] Middlebo[rough], int. Jan. 17, 1762.
Mary [dup. and second dup. Crapo] and Tho[ma]s Washbon [dup. and second dup. Washburn] of Dartmo[uth], Dec. 8, 1763. [Crapoo and Tho[ma]s Washburn of Dartm[ou]th, P.C.R.]
Penelope and Seth Cowing, int. Feb. 3, 1765.

* Intention not recorded.

PAID

John Dennis Crapo pro 2e

Crepo, Peter and Sarah Wast of Dartmo[uth], int. May 18, 1766.

Sarah [dup. and second dup. Crapo, int. Crepoo] and Joseph Strain of Dartmo[uth], Dec. 30, 1762. [Crapoo and Joseph Strane of Dartmouth, P.C.R.] [illegible]

CREPOO (see Crapo, Crapoe, Crapoo, Crappo, Creapo, [illegible]), Seth and Abigail Paymer of Freetown, int. July 31, 175[illegible] [illegible]

CRITTENDEN (see Chrittendon), [illegible]

CROCKER (see Crooker), Anselm [dup. [illegible], int. Ansel] and Lucy Clark, Nov. 9, 1815. [A[illegible], C.R.1.]

Bathsheba [int. Mrs.] [of] Sandwich and [illegible]ezar [int. Eben-e[ze]r] Haskell, Nov. 26, 1795, in Sandwich.

Betsey, Mrs., of Barnstable, and Elisha Ruggles Esq., int. May —, 1804.

Clarissa and Elijah Dexter, ch. Elijah (s. Seth and Elizabeth) and Martha (Clark) (second w.), ——, 1809,* P.R.11.

Cynthia and Charles J. Holmes [int. Esq.], Oct. 16, 1814. [Charles J. Esq., C.R.1.]

Melintha (see Malinda Crosbey).

John J. CRAPO

Sally of Dartmouth and Jonathan King, int. Dec. 21, 1822.

Samuel of Barnstable and Judah Leavet, Apr. 12, 1719.*

CROOKER (see Crocker), Sally [int. Crocker] and William Read [int. Reed], Sept. 3, 1801.

CROSBEY (see Crosby), Bethiah of Yarmouth and Na-th[anie]ll Clark, int. Mar. 12, 1758.

Malinda [dup. Malintha Crocker] of Barnstable and Calvin C. Cannon, int. July 31, 1824.

CROSBY (see Crosbey), David and Lucy F. Shaw, int. Apr. 30, 1842.

Emily [int. Emeline], 4 [*sic*], d. Nemiah and Rhoda, and Joshua Cushing, widr., 63, mariner, s. Nath[anie]l and Phebe, Nov. 25, 1849. [Mrs. Emeline, C.R.2.]

Nathan [dup. Nath[anie]l Curbey] and Mary Holmes, Jan. —, 1819. [Nathan Crosby, Jan. 12, C.R.2.]

Nath[anie]l H. and Mrs. Harriot W. Kempton of New Bedford, int. July 8, 1836.

Patience C. and Benjamin Bacon, int. Sept. 25, 1826. [m. Jan. —, 1827, C.R.2.] [illegible]

Prentis and Sarah S. Cannon, int. Jan. 10, 1827. [illegible]

Uberto C. and Mary C. Stephens of Barnstable, int. Aug. 20, 1842.

* Intention not recorded.

PAID

John J. CRAPO

Crosby, Warterman [int. Waterman] and Susan S. [int. omits S.] Clark, Oct. 19, 1820. [Waterman and Susan S. Clark, C.R.1.]

CROSMAN (see Crossman), David P. and Abigail Leonard of Wareham, int. July 26, 1820.

CROSS, Amos and Hannah Austen [dup. and int. Austin], Jan. 22 [dup. Jan. 2], 1769. [Austin, Jan. 22, P.C.R.]

Silas and Deborah Howland, Mar. 13, 1768.

CROSSMAN (see Crosman), Arunah and Elizabeth Peckham, int. May 4, 1795. [m. May 10, C.R.1.]

Arunah Jr. and Hannah B. Barrows, int. Nov. 10, 1838.

Elizabeth P. and Francis S. Dole of New Bedford, May 19, 1835.

Elkanah [int. Elhanan] and Sally Stephens [int. of Dighton], Oct. —, 1795, in Dighton.

Eugenia [dup. Crosman] and Joseph Barker [dup. of New Bedford], Apr. 28, 1828 [dup. 1829].*

CROWEL (see Crowell), Huldah of Middlebo[rough] and John Arnold, Sept. 20, 1757.

Rhoda and John Williams [int. Willams], Mar. 5, 1752. [Crowle and John Williams, P.C.R. Crowel and John Williams, C.R.1.]

Rosella [int. Rosetta] M., 19, d. Seth and Polly, and Jared [int. Israel] Blankinship, 22, s. Jared and Hannah, Feb. 14, 1847.

CROWELL (see Crowel), Experance and Barsellah Stetson of Dartmo[uth], int. Nov. 3, 1765.

Joshua of Falmo[uth] and Drusilla Gibbs of Wareham, Feb. 10, 1829,* C.R.1.

Joshua [int. Jr.] of Chatham and Mercy Turner, Apr. — [int. Apr. 2], 1836.

Marcy of Chatham and Ebenezer Meggs Jr., int. Feb. 17, 1765.

Nancy and James Nickerson, May 13, 1822.*

Rebecca [int. Rebakah] of Chatham and Nathan Sears, Dec. 4, 1764, in Chatham.

CUDWORTH, Elijah [*sic*, int. Sarah] of Scituate and Israel Coving, Jan. 5, 1762, in Scituate.

CUMBS (see Combs, Comes, Coombs, Coomes, Cooms), John and Lidiah Wooding, Jan. 9, 1733–4.*

Rose and Nathaniel Whitcomb, Jan. 21, 1722–3.*

Sary and Ichabod Bumpus, Jan. 20, 1718–19.*

* Intention not recorded.

Cowing, Eliza and Isaac Hiller, int. July 22, 1824.
Eliza [int. Elizabeth] and George C. Skiff, Nov. 25, 1832.
Experience [dup. Experince] and Joseph Hathaway, ——, 1801.* [Experience, C.R.2.]
Hannah and Reubin Booles, int. Mar. 17, 1804.
Hannah D. [int. omits D.] and Joshua Macumber [int. Macomber], Nov. 9, 1828. [Hannah D. and Joshua Macumber of Mid[dleborough], C.R.I.]
Israel and Experience Philips of Taunton, int. Dec. 15, 1733.
Israel and Jenimah Lawrance of Sandwich, int. Apr. 19, 1761.
Israel and Elijah [*sic*, int. Sarah] Cudworth of Scituate, Jan. 5, 1762, in Scituate.
Israel and Priscilly Dexter, int. Oct. 16, 1795.
James and Mary Cottle, Dec. 29, 1763.
James and Sarah Randal [dup. and int. Randall], Dec. 31, 1780. [Randall, P.C.R. Randal, C.R.I.]
Jeremiah H. and Lydia Hathaway, int. Mar. 16, 1827.
John Jr. and Desire Hatch, June 19, 1719.*
Jonathan and Betsey —— [int. Luce] of Tisbury, Nov. 21, 1799, in Tisbury.
Jonathan 2d and Sophronia [int. Sophrona] Sears, Jan. 14, 1827.
Joshua and Sary Petty, Feb. [illegible] 19–20.*
Lavina L. [int. Cowen, omits L.] and Charles R. [illegible] of New Bedford [int. Fairhaven], Dec. 15, 1839.
Lot and Jane Courby, June 18, 1777. [Mary Courby, P.C.R. Jane Cousby, C.R.I.]
Lydea [int. Lidea] and Peter Tomson of Hallafax, Jan. 6, 1756. [Lyda, P.C.R.]
Lydia and Isaiah Peckham [of] New Bedford, Feb. 15, 1789.
Mary and Jacob French of Taunton, Apr. 9, 1734.
Mary and W[illia]m Biggs, Mar. 10, 1782.* [Briggs, P.C.R. C.R.I.]
Mary and Philip Briggs, Dec. —, 1788. [Phillip, P.C.R.]
Pamelia and Nathan Swift [int. of Sandwich], Dec. 31, 1828.
Patience [int. Patince] and Isaac Hiller, Jan. 7, 1795.
Penellope and Jonathan Nye, int. Sept. 15, 1808.
Priscilla B. [int. Benson] and James Swift of Sandwich, Mar. 25, 1826.
Reuben B. [int. R.] and Elizabeth S. Peirce [int. Prince], Sept. 11, 1842.
Rhoda and David Mendall, Mar. 26, 1827.
Richard and Sally E. Bradford of Kingston, July 4, 1817 [dup. 1816]. [July 4, 1817, C.R.I.]

* Intention not recorded.

Cowing, Ruth and Capt. Ebenezer Bolles, int. Mar. 28, 1819.
Sam[ue]l and Jenne Stuart, int. July —, 1801.
Sarah and Samuel Brown, int. Feb. 7, 1768.
Sarah E. and Abial D. Waterman, Feb. 13, 1841.
Seth and Penelope Crepo, int. Feb. 3, 1765.
Seth and [int. Mrs.] Rhoda Mendal [int. Mendall], Dec. 29, 1831.
Seth 2d and Christina R. Dexter, int. Dec. 29, 1833.
Zadok and Deborah Stuart [dup. Steward], Mar. 29, 1772. [Zadock and Deborah Stuart, P.C.R.]
Zenas and Mary Pettace of Dartmo[uth], int. May 1, 1756.
Zibah and Susanna Howard of Dartmo[uth], int. Nov. 6, 1763.

COXHALL, Thomas and Patience Mendal, int. Mar. 4, 1769.

CRANDOL, Lidea [dup. Lydia, int. Lydea Cranwell] and James Stuart [int. Stewart] Jr., Mar. 12, 1761. [Lidia Crandal and James Stewart, P.C.R. Lydia Crandel and James Steward Jr., C.R.I.]

CRANDON, Phillip [dup. Philip] and Bethsheby Bartlett [dup. Bathsheba Bartlet] [of] F[air] Haven, Oct. 11, 1812.* [Capt. Philip and Bathsheba Bartlett of Fair Haven, C.R.I.]
Rebecca H. and [dup. [illegible] Maj.] Charles H. Clark, Dec. 11, 183[illegible]
Ruth and [illegible]ewis Shaw, int. July 11, 1819.

CRANE, Charles of New Bedford and Meribah A. Crapo [int. Crapoe], Nov. 25, 1841.
John, Capt., of Wareham, and Abigail Fish, int. Sept. 5, 1829.
John J. of New York and Sarah H. Briggs, int. May 11, 1838.

CRANWELL, Lydia (see Lidea Crandol).

CRAPO (see Crapoe, Crapoo, Crappo, Creapo, Crepo, Crepoo), Abigail and Benjamin Head of Little Compton [int. adds R. I.], Apr. 3, 1796.
Abr[aha]m and Marcy Jenne of Newbedford, int. June 20, 1802.
Allice and William Crapo, int. Jan. 28, 1775.
Bethiah and Judah Hathaway of Wareham, Mar. 30, 1823.*
Betsey P. and Leandor Randall, int. July 16, 1830.
Caroline and Josiah Handy [int. of Barnstable], May 21, 1828. [Crapoo and Josiah Handy of Barnstable, C.R.I.]

* Intention not recorded.

COWING, Sylvester H., s. Jeremiah H. and Lydia, July 12, 1834.
Warren W., ch. Jeremiah H., Sept. 3, 1827.
William [dup. adds Bradford], ch. Sam[ue]l and Jane, June 8, 1820.
William P., s. Seth, yeoman, and Christiana R. (Dexter), July 18, 1848.
William Warren, ch. Jonathan and Elizabeth, May 10, 1822.
Zadok, s. Joshua and Sary, Feb. 26, 1738. [Zaduck, s. Joshua and Sarah, C.R.1.]
Zadok [dup. Zadock], ch. Sam[ue]l and Jane, Nov. 15, 1802.
Zebah, s. Joshua and Sary, Dec. 4, 1736. [Zerad, s. Joshua and Sara, C.R.1.]
Zenas [dup. Zenus], s. Joshua and Sarah [dup. Sary], Dec. 29, 1729.
Zered (see Zebah).
———, ch. Seth and Penelope, bp. ——, 1782, C.R.2.
———, ch. Richard and Sally, Feb. 15, 1834.
———, ch. Jonathan and Rachel, Sept. 12, 1843.
———, s. Isaac, carpenter, and Charlott Dunham, July 19, 1849.

CRAMPTON, Demetrius, Apr. 22, 1822, G.R.19.

CRANDON, Philip, s. Capt. Philip and Rebeccah, June 4, 1810.
Rebeccah Hathaway, d. Capt. Philip and Bathsheba, Mar. 12, 1814. [Rebekah H., w. Charles H. Clark, G.R.5.]

CRANE, Isaac Briggs, s. John J. and Sarah H., bp. Sept. 19, 1831 [*sic*, ? 1839], C.R.3.
John Augustus, s. John J. and Sarah H., bp. Sept. 19, 1833 [*sic*, ? 1839], C.R.3.
Sarah Chester, d. John J. and Sarah H., bp. Aug. 23, 1845, C.R.3.

CRAPO (see Crapoo, Creapo, Crepo), Allice, d. Nicholas and Allace, Aug. 12, 1756. [Allis Crapoo, d. Nicholas and Allis, C.R.1.]
Amanda, d. Spooner and w., July 27, 1813.
Augusta H. [———], w. Humphry R., ——, 1822, G.R.7.
Bathsheba, d. John and Linda, May 22, 1797.
Bethia, d. William and Allice, May 4, 1800.
Bethiah, d. Nicholas and Allace, Nov. 3, 1753. [Crapoo, d. Nicholas and Allis, C.R.1.]
Betsey, d. John and Linda, June 12, 1807.
Caleb Blackwell, ch. Philip and Sally, Dec. 4, 1821.
Caroline, d. Spooner and w., Feb. 23, 1811.

CRAPO, Charity, d. William and Allice, Mar. 19, 1795.
Ch[arle]s H., ch. Earl and Laura, Dec. 9, 1838 [*sic*, see Henry E.].
Earl, s. William and Allice, Feb. 19, 1778.
Francis, s. Francies and Patience, Apr. [Apr. *written above* May] 14, 1738.
Henry E., ch. Earl and Laura, July 16, 1839 [illegible] Ch[arle]s H.].
Humphry R., h. Augusta H., ——, 1820, G.R.7.
Ira, s. William and Allice, May 21, 1797.
Jeremiah, s. Francies and Patience, Sept. 14, 1746.
Jeremiah, s. William and Allice, Sept. 19, 1782.
John, s. John (Crapoo) and Sarah, Feb. 26, 1739.
John, s. John, bp. June 4, 1758, C.R.1.
John A., s. John and Linda [dup. *crossed out*, Lindey], June 3, 1799 [dup *crossed out*, May 22, 1797].
Johnathan (Crapoo), s. Francies and Patience, May 5, 1742.
Jonathan, s. William and Allice, June 22, 1790.
Jonathan, s. Spooner and w., Dec. 13, 1815.
Joshua, s. John (Crapoo) and Sarah, June 28, 1746. [Crapoo, C.R.1.]
Lemuel Gurney, ch. Ira and Matilda, Jan. 26, 1823.
Luther, s. John and Linda [dup. *crossed out*, Lindey], June 3, 1802 [dup. *crossed out*, June 3, 1799].
Mary (Crapoo), d. Francies and Patience, June 21, 1744.
Matilda [———], w. Ira, Feb. 23, 1802.
Miah, s. William and Allice, June 17, 1775.
M[ ] Almira, ch. Philip and Sally, Mar. 2, 1820.
Nicholas, s. Nicholas and Allace, Mar. —, 1765.
Nicholas, s. Philip and Sally, Dec. 12, 1817.
Penelope (Craipo), d. Francies and Patience, Dec. 27, 1739.
Philander, s. William and Allice, Aug. 22, 1792.
Philip, s. Nicholas and Allace, Nov. 30, 1767.
Rebeccah, d. Nicholas and Allace, Sept. 25, 1761. [Crapoo, d. Nicholas and Allis, C.R.1.]
Rest, d. Francies and Patience, Feb. 21, 1748.
Rest, d. Spooner and w., Jan. 17, 1809 [dup. *crossed out*, Feb. 23, 1811].
Sarah, d. John (Crapoo) and Sarah, Feb. 1, 1740. [Crapoo, C.R.1.]
Sarah, d. John and Linda [dup. *crossed out*, Lindey], Oct. 24, 1795.
Sarah B., ch. Philip and Sally, May 6, 1824.
Spooner, s. Francies and Patience, Apr. 4, 1753.

CRAPO, Spooner, s. William and Allice, Feb. 11, 1785.
Warren, s. William and Allice, July 16, 1787.
William, s. Francies and Patience, Feb. 7, 1750.
William, s. William and Allice, May 2, 1780.

CRAPOO (see Crapo, Creapo, Crepo), Amas, s. Peter and Elener, Sept. 9, 1735.
Bethiah, d. Nicolas and Allic, bp. June 14, 1752, C.R.1.
Consider, s. John [d. John, C.R.1.] and Sarah, Aug. 26, 1735.
Elnathan, s. John and Sarah, Oct. 10, 1737.
Frances [*sic*], s. Peroo and Penelabe, Oct. 14, 1705.
Hezekiah, s. Peroo and Penelabe, Mar. 12, 1719–20.
John, s. Peroo and Penelabe, Feb. 22, 1711–12.
Mary, d. Peroo and Penelabe, Sept. 27, 1713.
Micah, s. Nicholas and Allis, bp. Oct. 28, 1759, C.R.1.
Peter, s. Peroo and Penelabe, Nov. 20, 1709.
Peter, s. John and Sarah, Dec. 4, 1743.
Rebeckah, Mar. 22, 1717–18.
Susana, d. Peroo and Penelabe, Nov. 5, 1707.

CREAPO (see Crapo, Crapoo, Crepo), Rest, d. John (Crapoo) and Sarah, Dec. 7, 1748.

CREHORE, Hanah, d. Benjaman (Crehor) and w., June 7, 1723.
Mary, ch. Benjaman (Crehor) and w., Oct. 3, 1720.

CREPO (see Crapo, Crapoo, Creapo), Jean, ch. John (Crapoo) and Sarah, May 14, 1750. [Jane Crapoo, C.R.1.]
Mary, d. John (Crapoo) and Sarah, Mar. 17, 1755. [Crapoo, C.R.1.]
Rest, d. John (Crapoo) and Sarah, Jan. 11, 1753. [Crapoo, C.R.1.]

CROCKER, Matilda E., d. Rev. Edwin R. and Rebecca Fletcher, May 9, 1848.
Zenas H., Aug. 25, 1845, G.R.14.
———, s. Catharine, Nov. 12, 1848.

CROCKETT, Daniel, s. John and Susannah, Nov. 29, 1832.
Dezziah, d. John and Susannah, Jan. 9, 1828.
Hannah, d. John and Susannah, Oct. 13, 1822.
James, s. John and Susannah, Dec. 25, 1825.
Simeon, s. John and Susannah, Oct. 26, 1820.
Susannah [———], w. John, Apr. 2, 1801.

CROSBY, Alfred Kendrick, ch. David and Huldah, Apr. 10, 1833, in Dartmouth.

CROSBY, Alfred Kendrick, ch. David, bp. Oct. 6, 1839, C.R.2.
Clarisa, ch. David and Huldah, Feb. 2, 1836.
David, h. Huldah, Aug. —, 1806, in Dennis, Cape Cod. [Aug. 20, G.R.17.]
David Franklin, ch. David and Huldah, Nov. 14, 1834.
Elberto C. (Crosbey), ch. Nath[aniel] A. and Eliza, Jan. 6, 1819. [Uberto Crocker Crosby, C.R.2.]
Eliza Ann, ch. Dea. Crosby and Eliza, bp. Nov. 13, 1831, C.R.2.
Elizabeth S., d. David, painter, and Lucy (Shaw), June 22, 1848.
Elizabeth Sears, ch. David and Huldah, Oct. 17, 1829, in Dartmouth.
Elizabeth Sears, ch. David, bp. Oct. 6, 1839, C.R.2.
Franklin Kendrick, ch. Prentis and Sarah, Feb. 27, 1837.
Franklin Kendrick, ch. David, bp. Oct. 6, 1839, C.R.2.
Frederic Allen, ch. Prentiss, bp. Sept. 6, 1835, C.R.2.
Frederick Allen, s. Prentis and Sarah, Apr. 12, 1832.
Huldah [? m.], ———, 1806, G.R.17.
Louisa [———], w. Dea. Nathaniel A., Apr. 27, 1821, G.R.17.
Louisa, d. Uberto and Mary, bp. July 9, 1848, C.R.2.
Lucy E. [———], w. David, June 9, 1809, G.R.17.
Lurania Lovel, ch. Waterman, Mar. 29, 1828. [Lurane Lovel Crosby, ch. Wat. and Susan, C.R.2.]
Mary Ann, ch. Prentis [Prentiss, C.R.2.] and Sarah, Sept. 18, 1834.
Mary Eliza, d. Uberto and Mary, bp. Feb. 4, 1847, C.R.2.
Mary H. [———], w. Nathan, Mar. 22, 1800, G.R.17.
Nathan, h. Mary H., Dec. 18, 1796, G.R.17.
Nathaniel, s. Uberto, carpenter, and Mary Stevans, Dec. 1, 1846.
Nathaniel Allen, s. Dea. Nathaniel, bp. July 12, 1840, C.R.2. [b. Mar. 10, G.R.17.]
Prentis, h. Sarah, June 11, 1804, in Barnstable.
Stephen L., ch. Waterman, July 2, 1829. [Stephen Lunas Crosby, C.R.2.]
Thomas Kempton, s. Prentiss, bp. Sept. 10, 1837, C.R.2.
Uberto Crocker (see Elberto C.).
Uberto Crocker (see ——— Crosby).
William Kempton, s. Dea. N., bp. Dec. 2, 1841, C.R.2.
———, d. Dea. Crosby, bp. Jan. 25, 1832, C.R.2.
———, s. Uberto, carpenter, and Mary Stephens, July 28, 1845. [Uberto Crocker Crosby, s. Uberto C. and Mary, C.R.2.]

CROSIER, John, s. James and Lydia, bp. Aug. 30, 1745, C.R.1.

CRAPO, Reuby [int. of D.] and Malachi Reynolds of Freetown, Feb. 1, 1832.
Rhoda of Freetown and Bazealeail Worshburn Jr. of D., int. July 10, 1784.
Ruben of D. and Cyntha [int. Cintha] M. Devol of Westport, Nov. 1, 1812. [Cinthia M., P.R.I.]
Ruby (see Reuby).
Ruth of Freetown and George Gifford of Westport, Sept. 23, 1819,* P.R.I.
Sally [int. Salley] of D. and Jonathan Pierce [int. Peirce] of Middleborough, Mar. 10, 1833.
Sarah of Rochester and Joseph Strain, resident in D. [int. formerly of Pa.], Dec. 30, 1762, in Rochester.
Sarah of Freetown and Joseph Hathway [int. Hathaway] of D., Jan. 29, 1778, in Freetown.
Sarah [int. Miss] of D. and Humphrey Reynolds [int. Humphray Reynolds] of Freetown, June 5, 182[illegible].
Susan [int. Susannah] of D. and Judediah [int. Jedediah] Howland of Middleborough, June 4, 1815. [Susan of D. and Jedidiah Howland of Middleboro, P.R.I.]
Susan and Wanton Westgate, both of Troy, Aug. 21, 1831.*
Wait of Freetown and Zacheus Gifford of Westport, Aug. 30, 1807.* [Waity of Freetown, P.R.I.]

CRAW, Ann and John Russell, both of Tiverton, Mar. 6, 1739.*
David and Hannah Pool, both of D., Nov. 7, 1793. [Crow, B.C.M. Craw, Oct. 13, P.R.I.]
Ebenezer R. of D. and Miss Mary Drew of Newbedford, int. Aug. 14, 1831.
Hannah of Westport and Charles Little of D., int. June 5, 1815.
Jane, d. Richard and Joanna of D., and Ebenezar Mosher, s. Constant and Sarah of D., Feb. 10, 1763, C.R.3.
Joanna and Weston Kirby, both of D., Dec. 8, 1803.
John of D. and Phebe Pettey of Tiverton, int. July 28 [dup. July 27], 1767.
John and Phebe Tripp, both of D., int. July 18, 1813.
Nathan of D. and Lydia Andros, "Transient person" [int. resident in D.], Mar. 18, 1790.
Phebe of D. [int. wid. John of D.] and Daniel Peabody [int. Papoday] of D., Sept. 2, 1773. [Peabody, B.C.M.]
Phebe and Nicholas Tallman, both of D., Oct. 14, 1816.

CRAW, Phebe [int. Miss] of D. and Moses Nye, resident of D., Dec. 21, 1826.
Richard of D., s. John dec'd, and Joanna Shearman, d. Samuel of D., 25th, 11 mo., "called January," 1732-3, C.R.3.
Richard and Isabella Handy, both of D., int. Dec. 5, 1806.
Richard and [int. Miss] Hannah Chace [int. Chase], both of D., Mar. 6, 1808. [Chase, P.R.I.]
Samuel and Nancy Tallman, both of D., Jan. 11, 1816.
Shearman of D. and Hannah Pettey of Tiverton, int. Sept. 19, 1772.
Shearman and Lusannah Wilkey, both of D., Sept. 29 [1782].
William T. and July Ann Lewis, both of D., int. June 29, 1843.

CROCKER (Crooker, Croucker), Abel N. of D. and Emely A. Sullivan of Freetown, int. Nov. 18, 1848.
Achsa [int. Miss Achsah] of D. and Capt. [int. *omits* Capt.] Joshua Williams of Easton [int. Eastown], Oct. 23, 1814.
Ansell and Miss Sarah Tayler, both of D., int. Mar. 22, 1823.
Barnabas of Tivertown, R. I., and Rhoda Smith of D., int. Apr. 11, 1814.
Betsey and Matthews [int. Matthew] Thacher, both of D., May 13 [*sic*, int. May 15], 1813.
Canaon of Freetown [int. Canaan of Tiverton] and Sarah Petty [int. Pettey] of D., Oct. 12, 1786. [Canaan of Tivertown and Sarah Petty of D., P.R.I.]
Desire (Crooker) and Samuel Lovel, both of D., int. Aug. 4, 1770.
Elisabeth of Tiverton and Stephen Peckcom 2d of D., int. July 10, 1773.
Eunice and Jupiter [int. Jubiter] Cory, "Mustees," both of D., Sept. 3, 1783.
Martha of Barnstable and Abraham Reed of D., int. Feb. 27, 1771.
Mary of Tivertown and Cebury Chase of D., int. May 23, 1817.
Merebah of Westport and Perry Albert of Troy, Feb. 7, 1828.*
Peter, Rev., and Jane Ewen, d. Barnabas and Allis, ——, 1812,* G.R.I.
Rhoda of D. and Luther Stillwell of Tivertown, R. I., int. July 21, 1824.
Robert [Robert *written above* George *crossed out*] and Lydia Mosher, both of D., int. Dec. 29, 1781.
Robert of Westport and Patience Mosher of D., int. Jan. 30, 1796.

* Intention not recorded.

CRANSTON, James M. and Susan Grinnell, both of Newbedford, Nov. 19, 1837.*

John, single, mariner, of D. [int. Newbedford], b. D., s. [illegible] and Hannah W. Chace [int. of D.], b. Newbedford, of D., Dec. 31, 1844, in D.

Lydia J. [dup. Lydia L.], 20, of N[ew] Bedford, b. N[ew] Bedford, d. W[illia]m and Mary [dup. omits M.], d. ——— of Newbedford, Dec. 31, 1844, in D. [illegible] N[ew] Bedford, and Daniel Green, single, 30, mari[illegible] [dup. [illegible]ert] and Eliza of b. N[ew] Bedford, s. Rebert [illegible] N[ew] Bedford, June 4, 1845.*

CRAPO (Crapoo), Abby D. and John Davenport, both of Westport, May 30, 1841.*

Abial of D. and Phebe Devol of Westport, int. Oct. 4, 1815.

Bethiah [int. Abthiah] and Knowls Snow, both of D., May 26, 1819.

Concider [int. Consider Creapo] of Rochester and Marcy Waste of D., Mar. 30, 1757.

Content [int. Miss] and Malicah [int. Malachi] White, both of D., Sept. 8, 1811. [Malachi, P.R.I.]

Daniel H., single, 18, farmer [int. of D.], and Lydia Ann Sabins, 18, of D. and Westport, b. Westport, d. William of Westport, Mar. 30, 1845, in D.

David of D. and Mereia E. [int. Mercia, omits E.] Sowle of Westport, Oct. 9, 1831.

Deborah [int. Deberah] of Westport [int. D.] and Silas Kirby [illegible] of D., Sept. 18, 1808.* [illegible] of D., Oct. 31, 1734.

[illegible] of Rochester and James [illegible]

Elisabeth [illegible]

[illegible] single, 26, [illegible] 1846.

[illegible] Weeks [illegible] D., May [illegible] 1734.

Joshua and Mary of D. [illegible]

Francis and Patience Spooner, Feb. [illegible], both of Westport, Oct. 7, [illegible]

George D. and Lurancy Dennis, both of Freetown, Jan. 22, 1834.*

Hannah and Abraham Ashley, both of [illegible]

1783.* P.R.I.

Hannah of D. and Phillip Crapo of Freetown, Dec. 6, 1821.

Henry H. and Mrs. Mary Ann Slocum, both of D., int. May 22, 1825.

Humphrey R. and Miss Augusta H. Norton, both of D., Oct. 20, 1842.

* Intention not recorded.

Crapo, Humphrey Russell and Susan Baker, both of D., Jan. 3, 1820.

Isaac and Ruth Ann Russell, both of D., Feb. 25, 1836.

James of D. and Marcy Raynolds of Freetown, Nov. 28, 1824.

Jesse and Phebe Howland, both of D., int. Apr. 23, 1803.

Joseph and Sarah S. Sisson, both of D., Nov. 29, 1832.

Mary of Rochester and Thomas Washbon [int. Warshburn] of D., Dec. 18, 1763, in Rochester.

Mary and Thaddeus Rainolds [int. Raynolds 2d], both of D., Feb. 21, 1818.

Mary W., 22, of Fall River, b. Fall River, d. John and Ruth of D. [dup. *crossed out*, Fall River], and Benjamin Collens [int. Collins], single, 21, farmer, of D., b. D., s. Tho[ma]s (Collins) and Lowis of Fall River, Oct. 24, 1847.

Melora [int. Merala] of Freetown and Josiah H. [int. L.] Ashley of D., July 31, 1841.

Patience and Micha Spooner, both of D., July 20, 1777. [Abisha Spooner, C.R.4.]

Patty (see Polly).

Peter (Crapoo) and Elener Taber, May 24, 1734.* [Crepoo of Rochester and Elener Tabour of D., B.C.M.]

Peter of Rochester and Sarah Waist of D., int. May 14, 1766. [Wast of D., m. Nov. 13, C.R.4.]

Peter of Freetown and Content Hathaway of D., int. Sept. 7, 1789. [m. Oct. 13, C.R.4.]

Peter of D. and Mary Clerk Spooner of New Bedford, int. Aug. 1, 1802.

Peter 2d of D. and Sally S. Allen of Freetown, Dec. 25, 1824.

Peter 3d of D. and Miss Sally Howland of Middleborough, int. Dec. [illegible] 1827.

Phebe Ann and Sylvester Snow, both of D., int. Jan. 15, 1842.

Philip of Freetown and Hannah Crapo of D., Dec. 6, 1821.

Phineas W., single, 24, farmer, of Fall River, b. Fall River, s. John and Ruth of Fallriver, and Sarah A. Weaver, 20, of D., b. D., d. Elizabeth, Jan. 7, 1847.

Polly [int. Miss Patty] and Benjamin Reynolds Jr., both of D., July 18, 1811.

Prrinda of D. and Lemuel Robbins of Middleborough, int. July 20, 1817.

Rebecca, "an inhabitant of New Bedford," and David Butt, resident in [New Bedford], Nov. 25, 1790,* C.R.4.

Reuben (see Ruben).

* Intention not recorded.

PAID

J.J. Crapo

Holiday Inn
HOTELS · RESORTS

P.O. Box 450600
Atlanta, Georgia
31145-0600

November 7, 2003

John Crapo
Po Box 400151
Cambridge, MA 02140-0002

PAID

Dear John Crapo:

Holiday Inn® Hotels would like to express our appreciation for your business. We recognize that in order for us to do an even better job we need to have feedback from our customers.

As a valued customer, your opinions are of great importance to us. We would like to know about your recent stay at the Holiday Inn – TAMPA-CITY CENTRE, FL, and would greatly appreciate it if you would complete the short survey about this stay **on the reverse side** of this letter.

Survey results about Holiday Inn – TAMPA-CITY CENTRE, FL will help us to continuously improve and will ensure that you are receiving the high standard of excellence expected from us.

Please return your survey in the enclosed postage-paid envelope at your earliest convenience. Thank you in advance for taking the time to share your feedback. We look forward to hearing from you and appreciate your business.

Sincerely,

Holiday Inn Hotels

0211

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO, PRO SE, HOMELESS SENIOR
CITIZEN AND RTRD CIV SVC EMPLOYEE
PO BOX 400151
CAMBRIDGE MA 021[illegible]-0002

PAID

Holiday Inn
HOTELS · RESORTS

Please tell us what you think about your stay at the Holiday Inn – TAMPA-CITY CENTRE, FL Completed 21 Nov 2003

Delivered to me 21 Nov 2003

	Very Satisfied	Somewhat Satisfied	Neither	Somewhat Dissatisfied	Very Dissatisfied
Please rate your overall satisfaction with this hotel	[X]	☐	☐	☐	☐

How likely would you be to...	Extremely Likely	Very Likely	Somewhat Likely	Not Very Likely	Not At All Likely
Recommend this hotel if you knew someone coming to this area for a similar reason?	☐	[X]	☐	☐	☐
Stay at this hotel if you were returning to this area for a similar reason?	[X]	☐	☐	☐	☐

	Much More Likely to Stay	Somewhat More Likely to Stay	No Effect	Somewhat Less Likely to Stay	Much Less Likely to Stay
How will your stay at this hotel influence your decision to stay at other Holiday Inn® hotels in the future?	[X]	☐	☐	☐	☐

Please rate your stay at this hotel on the following...		Excellent	Very Good	Good	Fair	Poor	NOT APPLICABLE
Overall:	Overall Physical Condition of This Hotel	☐	☐	[X]	☐	☐	☐
	Overall Service Received at This Hotel	☐	☐	[X]	☐	☐	☐
	Value Received for Price Paid	☐	☐	[X]	☐	☐	☐
Appearance:	Outside Appearance of Hotel	☐	☐	[X]	☐	☐	☐
	Lobby Condition/Attractiveness	☐	☐	[X]	☐	☐	☐
Arrival:	Service at Check-In (*friendly, efficient, prompt*)	☐	☐	[X]	☐	☐	☐
	Accuracy of Room Reservation	☐	☐	[X]	☐	☐	☐
Staff:	Responsiveness to Your Needs	☐	☐	[X]	☐	☐	☐
	Friendliness	☐	☐	[X]	☐	☐	☐
	Professional Attitude & Appearance	☐	☐	[X]	☐	☐	☐
Guestroom/ Guestbath:	Overall Cleanliness	☐	☐	[X]	☐	☐	☐
	Guestbath Facilities (*amenities, hot water, etc*)	☐	☐	☐	☐	☐	☐
	Heating/Air Conditioning (*quiet, efficient, etc*)	☐	☐	[X]	☐	☐	☐
	Bed/Pillow Comfort	☐	☐	[X]	☐	☐	☐
	Television (*quality of picture, condition, etc*)	☐	☐	☐	[X]	☐	☐
	Television Channels and Movie Options	☐	☐	[X crossed out]	[X]	☐	☐
	Condition of Furniture	☐	☐	[X]	☐	☐	☐
	Condition of Bedspread/Drapes/Carpet	☐	☐	[X]	☐	☐	☐
	Lighting (*brightness, good working order, etc*)	☐	☐	[X]	☐	☐	☐
	In-Room Working Space and Environment	☐	☐	☐	[X]	☐	☐
	Quietness of Guest Room	☐	☐	[X]	☐	☐	☐
Food:	Restaurant (*food quality and service*)	☐	☐	[X]	☐	☐	☐
	Room Service (*food quality and service*)	☐	☐	☐	☐	☐	[X]
Other:	Hotel Safety and Security	☐	☐	☐	[X]	☐	☐
	Telephone Services (*wake-up calls, messages, long distance/local services*)	☐	☐	☐	[X]	☐	☐
	Recreational Facilities (*pool, fitness center, etc*)	☐	☐	☐	☐	☐	[X]
Departure:	Service at Check-Out (*friendly, efficient, prompt*)	☐	☐	[X]	☐	☐	[X crossed out]

What was the primary reason for this stay?
[X] Business ☐ Pleasure/Leisure ☐ Both

Were you staying at this hotel with others for a group gathering, meeting, conference or convention?
☐ Yes [X] No

During the past 12 months, how many nights have you stayed in hotels for:
Business: ☐ 1 - 5 [X] 6 - 10 ☐ 11 - 20 ☐ 21 +
Pleasure/Leisure: ☐ 1 - 5 ☐ 6 - 10 ☐ 11 - 20 ☐ 21 +

In which hotels have you stayed in the past 12 months?
☐ Best Western ☐ Hilton Garden Inn ☐ Ramada
☐ Courtyard by Marriott [X] Holiday Inn Express ☐ Wingate Inn
☐ Hampton Inn ☐ Marriott ☐ Other

Gender: ☐ Male ☐ Female

Age: ☐ Under 18 ☐ 18 - 29 ☐ 30 - 39 ☐ 40 - 49 ☐ 50 - 59 [X] 60+

01713B11277724151-2

Please provide us with any additional comments you may have about your stay: PEDESTRIAN Signal - across street/Ave area at TAMPA FL I Might like. I Value the co-operation of the Hon Chairperson of Your Hon BD OF DIRECtors

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Important Remin
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1. Article Addressed to:

HOLIDAY INN HOTELS
RESORTS
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2. Article Number
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IMPORTANT: Sa Internet access addressed to: AP

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

HOLIDAY INN HOTELS
RESORTS
PO Box 450600
ATLANTA GA
31145-0600

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* B. Date of Delivery

C. Signature
X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Transfer from service label)* 7002 2410 0006 3801 6743

PS Form 3811, March 2001 Domestic Return Receipt 102595-01-M-1424

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

JOHN J. CRAPO, PRO SE
HOMELESS SENIOR CITIZEN
AND RTRD CIV SVC
EMPLOYEE
PO BOX 400151
CAMBRIDGE MA
02140-0002

ce for two years

First-Class Mail® or Priority Mail®
international mail.

DED with Certified Mail. For
ered Mail.

be requested to provide proof of
ase complete and attach a Return
d applicable postage to cover the
ested". To receive a fee waiver for
k on your Certified Mail receipt is

restricted to the addressee or
rk or mark the mailpiece with the

desired, please present the arti-
postmark on the Certified Mail
with postage and mail.

nt it when making an inquiry.
s not available on mail

PS Form 3800, June 2002 (Reverse)
102595-02-M-1692

ADDRESS CORRECTION REQUESTED

RETURN RECEIPT REQUESTED

HOLIDAY INN HOTELS
RESORTS
PO BOX 450600
ATLANTA GA 31145-0600

PAID

JOHN J. CRAPO, PRO SE
HOMELESS SENIOR CITIZEN
AND RTRD CIV SVC
EMPLOYEE
PO BOX 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECT-
ION REQUEST-
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CERTIFIED MAIL™

-STED
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Sent To HOLIDAY INN HOTELS RESORTS
Street, Apt. No.; or PO Box No. PO BOX 450600
City, State, ZIP+4 ATLANTA GA 31145-0600

PS Form 3800, June 2002 See Reverse for Instructions


PAID

PAID

John J. CRAPO, Pro Se
AA ABE, Homeless SENIOR Citizen
and stockholdr. RTRD CIV SVC
EMPloyee, etc etc etc
PO Box 400151
CAMBRIDGE MA 02140-0002

Via Certified mail
RTRN Rcpt Requested
#7002 2410 0006
3801 6743

NOV 21ST 2003

PAID

Holiday INN Hotels
Resorts
PO Box 450600
Atlanta GA 31145-0600

Dear gentlemen and ladies

The blank form was delivered to me today. Hastily I complete it

Sincerely

PAID

John Jennings Crapo
Non LWYR, Non PracNG
LCSW

Encl: complete form
one(01) side

PAID

JJC/jjc

John J. CRAPO, Pro Se
AA ABE, Homeless SENIOR Citizen
and Stockholdr. RTRD CIV SVC
EMPloyee, etc etc etc
PO Box 400151
CAMBRIDGE MA 02140-0002

Via Certified mail
RTRN Rcpt Requested
#7002 2410 0006
3801 6743

NOV 21ST 2003

HOLIDAY INN Hotels
Resorts
PO Box 450600
Atlanta GA 31145-0600

Dear gentlemen and ladies

The blank form was delivered to me today. Hastily I complete it

PAID

Sincerely

John Jennings Crapo
Non LWYR. Non PracNG
LCSW

Encl: complete form
one(01) side

JJC/jjc

Holiday Inn
HOTELS · RESORTS

P.O. Box 450600
Atlanta, Georgia
31145-0600

November 7, 2003

John Crapo
Po Box 400151
Cambridge, MA 02140-0002

Dear John Crapo:

PAID

Holiday Inn® Hotels would like to express our appreciation for your business. We recognize that in order for us to do an even better job we need to have feedback from our customers.

As a valued customer, your opinions are of great importance to us. We would like to know about your recent stay at the Holiday Inn – TAMPA-CITY CENTRE, FL, and would greatly appreciate it if you would complete the short survey about this stay **on the reverse side** of this letter.

Survey results about Holiday Inn – TAMPA-CITY CENTRE, FL will help us to continuously improve and will ensure that you are receiving the high standard of excellence expected from us.

Please return your survey in the enclosed postage-paid envelope at your earliest convenience. Thank you in advance for taking the time to share your feedback. We look forward to hearing from you and appreciate your business.

Sincerely,

Holiday Inn Hotels

PAID

PAID

Holiday Inn
HOTELS · RESORTS

Please tell us what you think about your stay at the Holiday Inn – TAMPA-CITY CENTRE, FL Completed 21 Nov 2003

Delivered to me 21 Nov 2003

	Very Satisfied	Somewhat Satisfied	Neither	Somewhat Dissatisfied	Very Dissatisfied
Please rate your overall satisfaction with this hotel	X				

How likely would you be to...	Extremely Likely	Very Likely	Somewhat Likely	Not Very Likely	Not At All Likely
Recommend this hotel if you knew someone coming to this area for a similar reason?		X			
Stay at this hotel if you were returning to this area for a similar reason?	X				

	Much More Likely to Stay	Somewhat More Likely to Stay	No Effect	Somewhat Less Likely to Stay	Much Less Likely to Stay
How will your stay at this hotel influence your decision to stay at other Holiday Inn® hotels in the future?	X				

Please rate your stay at this hotel on the following...

		Excellent	Very Good	Good	Fair	Poor	NOT APPLICABLE
Overall:	Overall Physical Condition of This Hotel			X			
	Overall Service Received at This Hotel			X			
	Value Received for Price Paid			X			
Appearance:	Outside Appearance of Hotel			X			
	Lobby Condition/Attractiveness			X			
Arrival:	Service at Check-In *(friendly, efficient, prompt)*			X			
	Accuracy of Room Reservation			X			
Staff:	Responsiveness to Your Needs			X			
	Friendliness			X			
	Professional Attitude & Appearance			X			
Guestroom/ Guestbath:	Overall Cleanliness			X			
	Guestbath Facilities *(amenities, hot water, etc)*						
	Heating/Air Conditioning *(quiet, efficient, etc)*			X			
	Bed/Pillow Comfort			X			
	Television *(quality of picture, condition, etc)*				X		
	Television Channels and Movie Options				X		
	Condition of Furniture			X			
	Condition of Bedspread/Drapes/Carpet			X			
	Lighting *(brightness, good working order, etc)*			X			
	In-Room Working Space and Environment				X		
	Quietness of Guest Room			X			
Food:	Restaurant *(food quality and service)*			X			
	Room Service *(food quality and service)*						X
Other:	Hotel Safety and Security				X		
	Telephone Services *(wake-up calls, messages, long distance/local services)*				X		
	Recreational Facilities *(pool, fitness center, etc)*						X
Departure:	Service at Check-Out *(friendly, efficient, prompt)*			X			

PAID

What was the primary reason for this stay?
☒ Business ☐ Pleasure/Leisure ☐ Both

Were you staying at this hotel with others for a group gathering, meeting, conference or convention?
☐ Yes ☒ No

During the past 12 months, how many nights have you stayed in hotels for:

Business:	☐ 1 - 5	☒ 6 - 10	☐ 11 - 20	☐ 21 +
Pleasure/Leisure:	☐ 1 - 5	☐ 6 - 10	☐ 11 - 20	☐ 21 +

In which hotels have you stayed in the past 12 months?
☐ Best Western ☐ Hilton Garden Inn ☐ Ramada
☐ Courtyard by Marriott ☒ Holiday Inn Express ☐ Wingate Inn
☐ Hampton Inn ☐ Marriott ☐ Other

Gender: ☐ Male ☐ Female

Age: ☐ Under 18 ☐ 18 - 29 ☐ 30 - 39 ☐ 40 - 49 ☐ 50 - 59 ☒ 60+

01713B11277724151-2

Please provide us with any additional comments you may have about your stay: PEDESTRIAN Signal - accross street/Ave area at TAMPA FL I Might like. I Value the co-operation of the Hon Chairperson of Your Hon BD OF DIRECTors

JOHN J. CRAPO, PRO SE, AA, ABE
HOMELESS VETERAN U.S. ARMY
PO BOX 400151 CAMBRIDGE
MA 02140-0002

INTERNATIONAL HOTELS GROUP
GUEST SATISFACTION
PO BOX 450600
ATLANTA GA 31145-9930

PAID

PA

PAID

Holiday Inn
HOTELS · RESORTS

P.O. Box 450600
Atlanta, Georgia
31145-0600

PRESORTED
STANDARD

COLUMBUS GA

U.S.POSTAGE
0.20 3

METER
85170

PAID

Nov 21
2007

RETURN SERVICE REQUESTED

John Crapo
Po Box 400151
Cambridge, MA 02140-0002

PAID

IAPMSM3 0214

INTERCONTINENTAL.
HOTELS GROUP

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

BUSINESS REPLY MAIL
FIRST-CLASS MAIL PERMIT NO. 19202 ATLANTA GA

POSTAGE WILL BE PAID BY ADDRESSEE

PAID

INTERCONTINENTAL® HOTELS GROUP
GUEST SATISFACTION
PO BOX 450600
ATLANTA GA 31145-9930

PAID

JOHN CRAPO, PRO SE TO SARA LEE CORPORATION
STKHLDR ~~TWO (02)~~ THREE
part ~~Five (05)~~ MY exhibit
MY table of contents
page one (01) OF ONE (01)

TWenty - six (26) exhibits
-10 -10 -10 -09 = -39
thirty - nine (39)
pages of exhibits

~~#30#~~

JJC/jjc

Exhibit
United States Postal Service one (01)
exhibit dted Jan 30 2004 - four (04)
pages which makes this including
my table of contents forty - four (44)
pages

John Jennings CRAPO, pro se
my tables contents my exhibits
Part D to
Sara Lee Corporation

one (01) through Twenty-six (26)	my letters and accompanying exhibits to The PINE STREET INN Homeless Men's Shelter Via Certified mail Return Receipt requested #7003 1680 0005 2994 7766 #7001 0360 0001 2625 5015

#30#

JJC/jjc

#one(01) OF twenty-[illegible]

PAID

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PAID

Sent To PINE STREET INN MEN'S INN HOMELESS MEN'S SHELTER ATTN PLEASE MR PHILIP KENNEDY OR SUCCESSOR AS ACTING SUPERVISOR OF BEDS

Street, Apt. No.; or PO Box No. 440 HARRISON AVE

City, State, ZIP+4 BOSTON MA 02118 2400

PS Form 3800, June 2002 See Reverse for Instructions

JOHN J. CRAPO, Pro Se
HOMELESS SARA LEE CORP
SHAREHLDR AND SENR
CITIZEN
PO BOX 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

TWO (02) OF twenty-six (26)

JOHN J. CRAPO, PRO SE
HOMELESS SARA LEE CORP.
SHAREHLDR AND SENR
CITIZEN
PO BOX 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

☑ RETURN RECEIPT REQUESTED

PINE STRT INN MEN'S INN
HOMELESS MEN'S SHELTER
ATTN PLEASE
MR PHILIP KENNEDY OR
SUCCESSOR AS ACTNG SUPERVISOR
OF BEDS
440 HARRISON AVE
BOSTON MA 02118-2400

PAID

PS Form 3800, June 2002 (Reverse)

...ce for two years

...First-Class Mail® or Priority Mail®.
... international mail.
...DED with Certified Mail. For
...ered Mail.
... be requested to provide proof of
...ase complete and attach a Return
...d applicable postage to cover the
...ested". To receive a fee waiver for
...k on your Certified Mail receipt is

... restricted to the addressee or
...erk or mark the mailpiece with the

... desired, please present the arti-
... postmark on the Certified Mail
... with postage and mail.

...nt it when making an inquiry.
...s not available on mail


PAID
RETURN
HOMELESS
ATTN
MR.
BOSTON

Four (04)
~~three (03)~~ OF twenty six

...ELLIS SARA LEE CORP
...EHLDR AND SENR
...IZEN
P.O. BOX 400151
CAMBRIDGE MA
02140-0002

...DDRESS CORRECTION
...EQUESTED

RETURN RECEIPT REQUESTED

PINE STRT INN MEN'S INN
HOMELESS MEN'S SHELTER
ATTN PLEASE
MR PHILIP KENNEDY OR
SUCCESSOR AS ACTNG SUPERVISOR
OF BEDS
440 HARRISON AVE
BOSTON MA 02118-2400

JOHN J. CRAPO, PRO SE
HOMELESS SARA LEE CORP.
SHAREHLDR AND SENR
CITIZEN
PO BOX 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION
REQUESTED

RETURN RECEIPT REQUESTED

PINE STRT INN MEN'S INN
HOMELESS MEN'S SHELTER
ATTN PLEASE
MR PHILIP KENNEDY OR
SUCCESSOR AS ACTNG SUPERVISOR
OF BEDS
440 HARRISON AVE
BOSTON MA 02118-2400

PS Form 3800, June 2002 (Reverse)

ce for two years

First-Class Mail® or Priority Mail
l international mail
OER with Certified Mail. For
Mail.

requested to provide proof of
se complete and attach a Return
applicable postage to cover the
ested". To receive a fee waiver for
k on your Certified Mail receipt is

restricted to the addressee or
ark or mark the mailpiece with the

s desired, please present the arti-
s postmark on the Certified Mail
d with postage and mail.

nt it when making an inquiry.
s not available on mail

PAID

PAID

Five(05) OF 26 -

Six (06) ~~Four (04)~~ OF 26—

PAID

U.S. Postal Service
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Sent To PINE STRT INN MEN'S INN, HOMELESS MEN'S SHELTER ATTN PLEASE MR DANIEL CLAGUE OR SUCCESSOR AS CNSLR
Street, Apt. No.; or PO Box No. 440 HARRISON AVE
City, State, ZIP+4 BOSTON MA 02118-2400

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CERTIFIED MAIL

JOHN JENNINGS CRAPO, PRO SE
HOMELESS RTRD CIV SVCE EMPLOYEE AND US ARMY VETERAN
PO BOX 400(15)
CAMBRIDGE MA 02140-0002

ADDRESS CORRECTION REQUESTED

JOHN JENNINGS CRATO, PRO SE
HOMELESS RTRD CIV SVCE EMPLOYEE AND U S ARMY VETERAN
PO BOX 400151
CAMBRIDGE MA
02140-0002

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PINE STRT INN, HOMELESS MEN'S SHELTER
ATTN PLEASE
MR DANIEL CLAGUE OR SUCCESSOR
AS CNSLR
440 HARRISON AVE
BOSTON MA 02118-2400

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HOMELESS MEN'S SHELTER
ATTN PLEASE MR
DANIEL CLAGUE OR SUCC-
ESSOR AS CNSLR
440 HARRISON AVE
BOSTON MA
02118-2400

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PS Form 3811, March 2001 Domestic Return Receipt 102595-01-M-1424

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1. Article Addressed to: PINE STRT INN
MEN'S INN HOMELESS MEN'S
SHELTER ATTN PLEASE
MR PHILIP KENNEDY OR
SUCCESSOR AS ACTNG SUP-
ERVISOR OF BEDS
440 HARRISON AVE
BOSTON MA
02118-2400

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~~Eight (08) of~~
Eleven (11) of 26 —

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JOHN JENNINGS CRAPO, PRO SE, HOMELESS RTRD CIV SVCE EMPLOYEE AND US ARMY VETERAN
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JOHN J. CRAPO, Pro Se, AA, ABE
Homeless LCNSD CERT (NonProeng)
ScL WRKR
PO Box 400151 CAMBRIDGE MA
02140-0002
~~Nine(09)~~ Twelve OF 26 - 12 oct 2003

VIA Certified MAIL
Return Rcpt Requested ("CMRRR")
PINE Stret INN MEN'S INN Homeless Men's
Shelter attn please
Mr Daniel ClAGUE or SUCCESSOR
AS Acting CASE MANAGER
444 HARRISON ~~AVE~~ Boston MA

Dear MR ClAGUE

Enclosed this will call to your attention my letter, enclosures, exhibits Fourteen (14) pp printed one (01) side reverse side Blank VIA Certified mail Return receipt requested this date to mr Philip Kennedy OF your staff.

Please entire g this in my File There. additionally please ask mr Kennedy do same.

a copy this letter g transmittal I send to mr Philip Kennedy

I write in midst g exceeding inconvenient, troubling and threatening circumstances.

Hastily & Sincerely
John J. Crapo. Pro se

~~cc~~ Enclosures
cc via CMRRR to said mr Kennedy.
JJC/jjc

JOHN J. CRAPO, PRO SE
PO Box 400151
CAMBRIDGE MA 02140-0002

October twelth
Calendar Year 2003
VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

PINE STREET INN MEN'S INN. HOMELESS MEN'S SHELTER ATTENTION PLEASE MR PHILIP KENNEDY OR MR KENNEDY'S SUCCESSOR AS ACTING SUPERVISOR OF BEDS
440 HARRISON AVE
BOSTON MASSACHUSETTS

RE MY REQUEST FOR LEAVE OF ABSENSE FOR CIVIC LEAVE/LINE OF DUTY FOR THE AFTERNOONS, EVENINGS, NIGHTS October 28th, 29th, 30th, 31st. AND BREAKFASTS OF October 29th, 30th, and 31st, 2003. AND

MY REQUEST YOU CONFIRM MY RESERVATION FOR BED AFTERNOON, EVENING, AND NIGHT OF November First 2003, and also for said November First grant me late admittance IF CIRCUMSTANCES Make IT impossible For Me to Be Back EARLY PLEASE INFORM The Cafeteria I hope to have breakfast THERE ON November Second 2003 SUNDAY

MY EXPLANATION

I'll Be presenting my shareholder proposal in accordance with Laws, Rules, Regulations of the Honorable United States Securities AND EXCHANGE COMMISSION (The "COMMISSION") AND I NEED TIME TO TRAVEL TO AND FROM MY

MORE

Page two(02) of two(02) pp
From John J. CRAPO, Pro Se to PINE Stret INN
Attn Pl - MR Kennedy
Oct 12 th 2003
~~#Eleventh~~ Fourteen (14) of 2
PAID
Presentations of my shareholder proposal

I call to your attention enclosed RELEVANT EXHIBITS AND MY TABLE OF CONTENTS - TWelve (12) pages IN ALL PRINTED ONE(01) Side reverse SIDES BLANCK

COPY THIS and exhibits and table of Contents I Send via Certified mail Return Receipt REQUESTED TO MISTER DANIEL CLAGUE, CASE MANAGER, PINE Stret INN MEN'S INN, MEN'S SHELTER

COPY MY Letter of transmittal to MR CLAGUE I call to your attention enclosed

I Write IN midst of exceedingly inconvenient, threatening, and troubling circumstances FOR ME.

~~Sincerely~~ AND HASTILY

John J. Crapo, Pro Se
Non PRACNG LCNSD CERT
SCL WRKR

JJC/jjc

MY TABLE OF CONTENTS (october Twelth 2003)

JOHN J. CRAPO, PRO SE to
PINE STREET INN. MEN'S SERVICES
HOMELESS MEN'S SHELTER
ATTN ~~PLESA~~ PLEASE
VIA Certified Mail Return
Receipt REQUESTED

MR DANIEL ClAGUE
MR PHILIP KENNEDY
~~Twelve(12)~~ Fifthteen(15) of 26 -

Section A
copies Sara Lee [illegible] proxy statements
introductory page 22 Sept 2003
pp 28, 27, 25, 26, ~~one(01)~~
table of contents
Notice of 2003 annual meeting
of stockholders of
Sara Lee Corporation
eight(08) pages printed one(01)
side reverse side Blanck

Section B
Boston Sunday Herald oct 05 2003
Governor (His Excellency) W. Mitt
ROMNEY appoints trustees
of university of Massachusetts
one(01) from West Coast, one(01)
From MID WEST, one from another
place IN MIDWEST

Section C
memorandum Mr John J. Crapo. Pro Se
two(02) pp oct 12 2003 to
mr clague + to Mr Kennedy
printed one(01) side reverse side
Blanck

JJC/jjc ~~#30~~

Section "A"
By John J. CRAPO, Pro Se
sixteen (16) ~~thirteen (13)~~ / OF 26 —

Sara Lee

September 22, 2003

Dear Sara Lee Stockholder:

It is my pleasure to invite you to Sara Lee Corporation's 2003 Annual Meeting of Stockholders. This year's meeting will be held on Thursday, October 30, 2003 at 11:00 a.m. (EST) in Tampa, Florida at the Hyatt Regency Tampa. We are changing the location of our Annual Meeting each year to provide an opportunity for stockholders located in various geographic regions to more conveniently attend the meeting. We chose Tampa as the location of this year's meeting to accommodate stockholders located in the southeastern states.

The meeting will focus on the business items listed in the notice of the meeting, which follows on the next page. Enclosed with this proxy statement are your proxy card, a postage-paid envelope to return your proxy card and Sara Lee's 2003 Annual Report.

Your vote is important and we encourage you to vote promptly, whether you plan to attend the meeting or not. You may vote your shares via a toll-free telephone number or over the Internet, or you may sign, date and mail the enclosed proxy card in the envelope provided. Instructions regarding all three methods of voting are contained on the proxy card. If you prefer, you may attend the meeting and vote in person.

Sincerely,

C. Steven McMillan
Chairman of the Board, President and
Chief Executive Officer

Section "A"
By John J. CRAPO
~~Fourteen (14) OF~~
seventeen (17) OF 26 —

We believe that Sara Lee's comprehensive Global Business Practices program covers each of the substantive areas covered by the proposal, and that our existing monitoring practices are effective in ensuring compliance with the goals advanced by the proposal. We also believe that modifying Sara Lee's program to incorporate the specific standards and practices contained in the proposal would not provide any added benefit beyond that already achieved by our existing Global Business Practices program. In fact, adoption of the proposal would be duplicative of Sara Lee's existing compliance and monitoring efforts and would divert management's focus away from our existing compliance program. Accordingly, we do not believe that implementation of the proposal would be in the best interests of Sara Lee stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *AGAINST* THE STOCKHOLDER PROPOSAL.

OTHER INFORMATION

Stockholder Proposals for the 2004 Annual Meeting

Sara Lee's Bylaws provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting, written notice containing the information required by the Bylaws generally must be delivered to the Secretary of Sara Lee, at Sara Lee's principal executive offices, not later than 5:00 P.M. (Central Time) on the 90th day, and not earlier than the 120th day, prior to the first anniversary of the mailing of the notice for the preceding year's annual meeting. Accordingly, a stockholder nomination or proposal intended to be considered at the 2004 Annual Meeting must be received by the Secretary after the close of business on May 24, 2004, and prior to 5:00 P.M. (Central Time) on June 24, 2004. Proposals should be mailed to Sara Lee Corporation, to the attention of Sara Lee's Secretary, Roderick A. Palmore, 70 W. Madison Street, Chicago, Illinois 60602-4260. A copy of the Bylaws may be obtained from Mr. Palmore, Sara Lee's Secretary, by written request to the same address.

In addition, if you wish to have your proposal considered for inclusion in Sara Lee's 2004 Proxy Statement, we must receive it on or before May 25, 2004 pursuant to regulations of the Securities and Exchange Commission.

Sara Lee's Form 10-K

A copy of Sara Lee's Annual Report on Form 10-K for the fiscal year ended June 28, 2003, as filed with the Securities and Exchange Commission, will be sent to any stockholder without charge upon written request addressed to Sara Lee Corporation, to the attention of the Investor Relations and Corporate Affairs Department, 70 W. Madison Street, Chicago, Illinois, 60602-4260, or by calling (312) 558-4947. You also may obtain our Annual Report on Form 10-K over the Internet at the Securities and Exchange Commission's website, *www.sec.gov.*

Expenses of Solicitation

This solicitation is being made by mail, but may also be made by telephone or in person by Sara Lee officers and employees (without additional compensation). In addition, we have hired Morrow & Co., Inc. for $14,000 plus associated costs and expenses, to assist in the solicitation. Sara Lee will reimburse brokerage firms, nominees, custodians and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to beneficial owners and seeking instruction with respect thereto.

Section "A")
By John J. Crapo

~~Fifteenth (15)~~ of
Eighteen (18) of 26 -

Board of Directors Statement in Opposition to the Stockholder Proposal

Sara Lee fully supports the ethical business principles and human rights standards advocated by the proposal. Sara Lee has a long-standing history of promoting workplace human rights and requiring its employees and its business partners to observe high standards of ethical conduct and business practices. Sara Lee developed and implemented its *Global Business Standards* code of conduct, as the proposal recommends, long before many other global manufacturers. We believe that our Global Business Practices program incorporates the standards contained in the proposal, and that our existing training and monitoring practices are effective in ensuring compliance with the program. For these reasons, we believe that modifying Sara Lee's program to incorporate the specific standards and practices referenced in the proposal would not provide any added benefit beyond that already achieved by our existing Global Business Practices program.

Sara Lee's *Global Business Standards*, which were adopted in 1997 and most recently updated in 2002, form the core of our Global Business Practices program. The *Global Business Standards* demonstrate Sara Lee's unequivocal commitment to the prohibition of discrimination, harassment, intimidation and abuse in the work place; the fair treatment and compensation of all employees; the prohibition against the employment of children or forced labor; respect for employees' rights to freely associate; and the protection of employees' health and the environment. All Sara Lee employees receive a copy of the *Global Business Standards*, which have been translated into a variety of languages. The *Global Business Standards* also are available on Sara Lee's employee intranet and under "Our Company" on its Web site at www.saralee.com. Sara Lee employees are required to comply with and report violations of the *Global Business Standards*, and are expressly prohibited from using a contractor or other third party to perform any act that is prohibited by the *Global Business Standards* or by law. Additionally, approximately 2,000 key employees are required to annually certify that they are in compliance with the *Global Business Standards* and that they have reported all or are not aware of any violations.

Sara Lee maintains a rigorous training and monitoring program to ensure that all employees are aware both that the *Global Business Standards* must be complied with and that the *Global Business Standards* exist for their protection. Sara Lee's Global Business Practices Officer, supported by approximately 100 business practices officers located around the world, conducts regular employee training in the *Global Business Standards*. Numerous Division Business Practices Committees monitor compliance within their respective businesses and report to a company-wide Business Practices Committee, comprised of senior management. Reports regarding compliance with the program are provided to the Audit Committee of Sara Lee's Board of Directors. Additionally, Sara Lee maintains telephone "hot lines," staffed by independent, third party firms, through which employees can report suspected violations of the *Global Business Standards* on a confidential basis. These lines can be accessed worldwide on a toll-free basis and are staffed 24 hours a day, seven days a week, 365 days a year by trained third-party representatives.

Sara Lee's commitment to promoting workplace human rights and compliance with applicable laws extends to its relationships with its business partners. Sara Lee strives to do business with those suppliers and subcontractors who embrace and demonstrate high standards of ethical business behavior. In addition, Sara Lee will not knowingly use suppliers who violate applicable laws or who engage in workplace abuse, such as child or forced labor, discrimination or use of corporal punishment. Sara Lee provides a copy of its *Global Business Standards* and its *Supplier Selection Guidelines*, which amplify the principles set forth in the *Global Business Standards*, to all suppliers who have an ongoing or material business relationship with Sara Lee. Compliance with the *Supplier Selection Guidelines* is ensured through Sara Lee's monitoring program, which includes pre-production compliance audits and periodic facility inspections, performed by Sara Lee employees or independent monitoring firms. In its apparel operations, Sara Lee requires its facilities and the facilities of its strategic sewing contractors to be certified under the Worldwide Responsible Apparel Production ("WRAP") standards. WRAP is an independent factory certification program that utilizes only accredited, external monitors to ensure compliance with their standards. Among other things, the WRAP standards prohibit child and forced labor, discrimination and harassment or abuse, and require that employees' right to freedom of association and collective bargaining be recognized.

Section "A"
By John J. CRAPO pro se
~~Sixteen (16) OF~~
Nineteen (19) OF 26-

STOCKHOLDER PROPOSAL REQUESTING A REPORT REGARDING SARA LEE'S CHARITABLE CONTRIBUTIONS

John Jennings Crapo, P.O. Box 400151, Cambridge, Massachusetts 02140-0002, advised Sara Lee that he owns 128 shares of Sara Lee common stock and that he intends to present the following proposal for consideration at the Annual Meeting. The proposal set forth below has been reproduced verbatim in the form in which it was received by Sara Lee, except that spelling errors have been corrected and the format has been conformed to the general format of this proxy statement. Text in brackets represents conforming modifications made by Sara Lee.

Stockholder Proposal

Sara Lee Corporation ("[Sara] Lee") stockholders recommend our Board ("Directors") publish in the proxy statement of each stockholders annual meeting a report an item [sic] concerning [Sara] Lee charitable donations program for the immediate past calendar year with the following information:

(i) An explanation of at least five hundred words explaining [Sara] Lee's governance of its donations program to the Hon. United States Internal Revenue Service ("IRS") approved private foundations to include standards of denial of such help to the foundations and to other persons.

(ii) An enumeration of IRS qualifying charities and IRS foundations which our honorable Directors plan to help in the ensuing calendar year included with each charity and foundation and elucidation of at least twenty-five words how it has complied with the standards and procedures enunciated in (i).

If the Directors prefer Mr. John Jennings ("Jackie") Crapo says it may use "fiscal year" instead of "calendar year."

Board of Directors Statement in Opposition to the Stockholder Proposal

Sara Lee believes that sufficient information about its charitable contributions already is publicly available, and that the proposal would require Sara Lee to incur undue expense without providing any meaningful additional information to our stockholders. Information about Sara Lee's charitable programs and information about the Sara Lee Foundation, including the eligibility criteria for grants and the Foundation's grant-making policies and application procedures, is available on the "Our Company—Communities" page of Sara Lee's corporate Web site at *www.saralee.com*, on the Sara Lee Foundation Web site at *www.saraleefoundation.org*, in the Foundation's annual Form 990-PF that it files with the IRS and by contacting the Foundation at 70 W. Madison Street, Chicago, Illinois 60602-4260. The organizations funded by the Foundation are listed on the "Most Recent Annual Report" page of the Foundation's Web site, and the Foundation's biennial reports for 1998-1999 and 2000-2001 also are available on the Foundation's Web site.

Sara Lee has a long history of charitable giving, devoting resources to volunteerism, product donations, and cash contributions. We believe that the quality of life in the communities in which we operate directly affects the success of our business, and so we dedicate a portion of our corporate resources every year to improving community life. Sara Lee's long-standing policy is to contribute at least 2% of its U.S. pretax income to nonprofit organizations in the form of cash contributions and product donations. Sara Lee contributes a large amount of its charitable gifts to the Sara Lee Foundation, which was formed in 1981 as the philanthropic arm of Sara Lee. The Foundation directs its grants to organizations focusing on five primary areas: women, hunger, homelessness and affordable housing, job training and arts and culture. In addition, the Foundation maintains an employee Matching Grants Program, through which the Foundation matches personal, financial contributions made by Sara Lee's directors and full-time employees to eligible nonprofit organizations in the following categories: cultural, environmental, health and welfare, higher education, hospitals and youth groups. We believe that sufficient information regarding these programs already is publicly available and, as a result, that implementation of the proposal would not be in the best interests of Sara Lee stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *AGAINST* THE STOCKHOLDER PROPOSAL.

Section ("A") A
~~Seventeen (17) OF~~ 26 –
Twenty (20) OF
John J. CRAPO, pro se

STOCKHOLDER PROPOSAL REGARDING SARA LEE'S ADOPTION OF A CODE OF CONDUCT BASED ON INTERNATIONAL LABOR ORGANIZATION CONVENTIONS

The Comptroller of the City of New York, as trustee of the New York City Employees' Retirement System, 1 Centre Street, New York, NY 10007-2341, has advised Sara Lee that it owns more than 1.2 million shares of Sara Lee common stock and that it intends to present the following proposal for consideration at the Annual Meeting.

Stockholder Proposal

Whereas, Sara Lee currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Twenty-one (21)
~~Eighteen~~ (18) OF 26 -

Section A

By John J. Crapo, pro se

INFORMATION ABOUT SARA LEE CORPORATION

Sara Lee is a global manufacturer and marketer of high-quality, brand name products for consumers throughout the world. We have operations in 55 countries and market branded consumer products in nearly 200 nations. We employ approximately 145,800 people worldwide. The address of our principal executive office is 70 W. Madison Street, Chicago, Illinois 60602-4260. Our telephone number is (312) 726-2600 and our corporate Web site is located at *www.saralee.com.*

INFORMATION ABOUT THE ANNUAL MEETING

Information About Attending the Annual Meeting

Our Annual Meeting will be held on Thursday, October 30, 2003 at 11:00 a.m. (EST), in the Regency Ballroom V-VII of the Hyatt Regency Tampa, Two Tampa City Center, 211 North Tampa Street, Tampa, Florida. The telephone number of the Hyatt Regency Tampa is (813) 225-1234. The doors to the meeting room will open for admission at 10:30 a.m.

An admission ticket (or other proof of ownership of Sara Lee stock as of September 2, 2003), as well as some form of photo identification, must be presented in order to be admitted to the Annual Meeting. An admission ticket will be mailed to you if:

- your Sara Lee shares are registered in your name and you check the appropriate box on your proxy card (or, for those voting shares over the Internet or by telephone, if you click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted); or
- your shares are held in the name of a broker or other nominee, and you request an admission ticket by writing to: Sara Lee Corporation, 70 W. Madison Street, Chicago, Illinois 60602-4260, Attn: Investor Relations. You must enclose written evidence of your stock ownership as of September 2, 2003, such as a brokerage statement or letter from your broker.

Only stockholders who own Sara Lee common stock as of the close of business on September 2, 2003 will be entitled to attend the meeting. Your admission ticket will serve as verification of your ownership. No cameras, recording devices or large packages will be permitted in the meeting room.

Information About this Proxy Statement

General. We sent you these proxy materials because Sara Lee's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. If you own Sara Lee common stock in more than one account, such as individually and also jointly with your spouse, you may receive more than one set of these proxy materials. To assist us in saving money and to serve you more efficiently, we encourage you to have all your accounts registered in the same name and address by contacting Sara Lee's Shareholder Services Department at (888) 422-9881. This proxy statement summarizes information that we are required to provide to you under the rules of the Securities and Exchange Commission and that is designed to assist you in voting your shares. On September 22, 2003, we began mailing these proxy materials to all stockholders of record as of the close of business on September 2, 2003.

Electronic Delivery. You can help us save significant printing and mailing expenses by consenting to access the proxy statement, proxy card and annual report for future meetings electronically over the Internet. If you hold shares in your name (instead of through a broker or other nominee), you can choose this option by following the instructions at the Internet voting website at *www.proxyvote.com*, which has been established for you to vote your shares for this year's Annual Meeting. If you hold your shares through a broker or other

twenty-two (22)
~~Nineteen (19)~~ OK 26

Section "A" By John J. Crapo, Pro Se

TABLE OF CONTENTS

Twenty three (23)
~~Twenty (20)~~ OK 26—

Section "A" By John J. CRAPO

Sara Lee

NOTICE OF THE 2003
ANNUAL MEETING OF STOCKHOLDERS

The 2003 Annual Meeting of Stockholders of Sara Lee Corporation will be held on Thursday, October 30, 2003, at 11:00 a.m. (EST), in the Hyatt Regency Tampa in Tampa, Florida for the following purposes:

1. to elect 12 directors;
2. to vote on the ratification of the appointment of PricewaterhouseCoopers LLP as our independent accountants for the 2004 fiscal year;
3. to vote on two stockholder proposals; and
4. to transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on September 2, 2003 are entitled to notice of and to vote at the Annual Meeting.

Whether or not you plan to attend the meeting, we urge you to vote your shares via the toll-free telephone number or over the Internet, as described in the enclosed materials, or by signing, dating and mailing the enclosed proxy card in the envelope provided.

By Order of the Board of Directors

Roderick A. Palmore
Senior Vice President, General Counsel and Secretary

September 22, 2003

ADMISSION TO THE 2003 ANNUAL MEETING

An admission ticket (or other proof of stock ownership) and some form of photo identification will be required for admission to the Annual Meeting. An admission ticket will be mailed to you if:

- your Sara Lee shares are registered in your name and you check the appropriate box on your proxy card (or, if you vote over the Internet or by telephone, if you click the appropriate box on the electronic proxy card or follow the telephone instructions when prompted); or
- your shares are held in the name of a broker or other nominee, and you request an admission ticket by writing to: Sara Lee Corporation, 70 W. Madison Street, Chicago, Illinois 60602-4260, Attn: Investor Relations. You must enclose written evidence of your stock ownership as of September 2, 2003, such as a brokerage statement or letter from your broker.

Only stockholders who own Sara Lee common stock as of the close of business on September 2, 2003 will be entitled to attend the meeting. Your admission ticket will serve as verification of your ownership. No cameras, recording devices or large packages will be permitted in the meeting room.

Gov goes out of state for UMass trustees

By LAUREL J. SWEET

Gov. Mitt Romney has chosen three out-of-state intellectuals to cast votes for the next president of the University of Massachusetts — an office he campaigned to blot out.

Dr. Christine Cassel, a UMass Medical School alumna, John DiBiaggio, former president of Tufts University and William O'Shea, president of Bell Labs and a Northeastern University graduate, were named UMass' newest trustees yesterday.

Romney's spokeswoman Shawn Feddeman said although they don't live in Massachusetts, all three have strong Bay State ties. Said Romney, "I'm confident they will each make a positive and lasting impression."

Only one other trustee on the 22-member board, James Karam of Rhode Island, lives out of state.

Cassel, dean of the school of medicine at Oregon Health and Science University, was named president of the American Board of Internal Medicine in July.

In addition to Tufts, DiBiaggio has served as president of Michigan State University and the University of Kentucky.

O'Shea earned his bachelor's degree from Lowell Technological Institute, now UMass Lowell campus.

The five-year appointments are the Republican Romney's first since his successful push to dethrone as president influential Democrat William Bulger, brother of reputed hometown mobster James "Whitey" Bulger.

Though the school was on his side, Bulger buckled and resigned in August.

Romney, who insisted his goal to ax the presidency was neither political nor personal," said yesterday he's "come to a different view" about the post's merit since the Legislature's repeated refusals to back him.

"I'm fully committed not only to a great board," Romney said, "but to finding a great president."

Romney said his preference for who will oversee UMass' five campuses would be a candidate with strong backgrounds in higher education and fund-raising.

"Nothing short of a demigod is going to be the ideal president," he said, laughing. "I'm not really concerned with how UMass is perceived on the cocktail circuit. I'm concerned with how it's perceived by moms and dads and employers."



AP PHOTO

WELCOME ABOARD: Gov. Mitt Romney, right, introduces three new appointees to the UMass board of trustees, William O'Shea, left, Dr. Christine Cassel and John DiBiaggio, at the State House yesterday.

John Jennings CRAPO, pro se

Man tries 'I was drunk' defense

RUTLAND, Vt. — A Rutland man wants a judge to declare him incompetent to stand trial on a charge of armed robbery because he says he was too drunk on the night of the crime to remember what happened.

Prosecutors, however, argue that Richard King, 24, admitted his role in the robbery when he was arrested in May 2002.

King and Scott Hughes, 24, of Rutland are charged with robbing a clerk at the Inn at Six Mountains in Killington at knifepoint on April 18, 2002. Police said the two men stole $180.

Defense attorney Mark Furlan told the judge Thursday that King was too drunk on the day of the offense to recall anything, making him incompetent. A clinical and forensic psychologist, called to the stand by Furlan, agreed.

King has pleaded innocent to the robbery charge and is jailed for lack of bail.

If convicted, he faces 15 years in jail.

Judge Nancy Corsones continued the hearing. "This is new for this jurisdiction," she said.

—ASSOCIATED PRESS

BY John J. CRAPO, Pro Se

Twenty-Four Action "B": (24) Twenty-one (21) of 26—

Section "C"

MEMORANDUM Page one(01) of two(02) pages

From Mr John J. CRAPO, Pro Se
Sara Lee Corp. Shareholder, Homeless
RTRD STAT CIV SVCE EMPLOYEE,
Senior Citizen, and non practicing
LCNSD CERT SCL WRK

oct 12th 2003

PAID

Dear Pine St Inn Homeless Men's Shelter
Men's INN.
Attn Please MR CLAGUE or his successor
As Actng Case Manager
AND MR Philip Kennedy supervisor of
assignment my Bed.

I call to your attention events of today
very briefly I summarize
3:37 PM Someone asked me for change
for $ one(01)
3:50 PM many sleep sitting up and leaning
on table top. Someone is stretched out on
Bench
I go to snack Machine Many seated about
and ~~resting~~ on Floor. akward my trip to
canteen machine
Lots & lots of Noise
4 50 PM I'M IN large Men's room
to use toilet closet. I Notice Someone with
money at entrance of one toilet closet and
holding a bottle. talk of promise how
much money one (01) is to get
4 40 PM I Notice someone coming in
From back Yard with bulky load being
hurried. To that person's rear two
(02) carry Someone whom they put on
FLOOR of which leads to door to
said Yard

More

Twenty ~~four~~ (22) ~~of~~
Twenty-five (25) OF 26

Section "C")

Memorandum P-two(02) of two(02) pages

Mr Crapo to Pine Street INN

attn Misters Clague and Kennedy

Oct 12 2003

Someone (01) then more examine person on Floor. then personnel of City of Boston Fire Department

I Notice from men's room door Fire Dept personnel go to someone-else on Floor + pick that person up and put person on Stretcher

earlier after 4PM I saw a person come in From Back Yard - move about exceedingly unsteadily Someone shouted at person. the person got to a locker + slowly sat down on Floor akwardly + lay down

IN shower room - someone who was showering asked persons using showers for shampoo

Hastily I Write

and Sincerely

Twenty-three (23) of Twenty-six (26) OK 26

John J. CRAPO PRO SE

Auto Train®

Lorton, VA • Sanford, FL

Schedule

Daily service in each direction

Train 53 southbound, Lorton to Sanford
Train 52 northbound, Sanford to Lorton

	Oversized vehicles/motorcycles/trailers must arrive at station no later than:	2 00P
Mile	Automobiles must arrive at station no later than:	3 00P
0	Auto Train departs boarding station	4 00P
855	Auto Train arrives destination station	8 30A

Services on Auto Train

Coaches: Reservations required
Sleeping Cars: First Class Superliner® Service
Dining Cars: Complimentary sit-down dinner with wine and continental breakfast
Lounge: Snacks and beverages
Video Entertainment: Feature movies in lounge cars
Railfone: Public telephone service available
Baggage: Auto Train does not offer checked baggage service. Passengers may carry an overnight bag on board—include any medications. All other baggage may be packed inside your vehicle. We suggest that you lock valuable items in the trunk of your car or in the glove compartment and retain the key. Passengers do not have access to their vehicle while they are on the train.
Smoking: Cigarette smoking is permitted in an enclosed room on the lower level of the lounge cars. No smoking in sleeping cars, coaches or dining cars.

Requirements

Only passengers with automobiles (including vans) or motorcycles may travel on Auto Train.

- Autos must have 4" (10 cm) ground clearance and must not exceed 65" (165 cm) high.
- A limited number of spaces are available to handle oversized vehicles; these must be specifically reserved in advance. Maximum height allowable for oversized vehicles is 85" (215 cm). Maximum width is 84" (213 cm).
- A limited number of spaces are also available to carry small enclosed trailers, or trailers for transporting boats, jet skis, motorcycles, etc. Call Amtrak for details.
- We cannot carry vehicles with temporary luggage racks or bicycle racks, or with luggage packed or bicycles loaded on the roof. Empty factory-installed racks are acceptable if they are within the specified height limit.
- A limited number of spaces are also available to transport motorcycles. Only standard, two-wheel motorcycles can be accepted. All motorcycles must have at least 5" (13 cm) clearance between the lowest portion of the frame and the bottom of the tires. Motorcycles with windshields cannot exceed 57.5" (145 cm) height. We cannot carry motorcycles with side cars. Passengers must assist in ...ring and removing their motorcycles.

AMTRAK®

Atlantic Coast Service

EFFECTIVE APRIL 28, 2003

Featuring the

Silver Meteor	Carolinian
Silver Star	Piedmont
Palmetto	Auto Train®
Sunset Limited	Crescent

Serving

New York–Philadelphia
Washington–Richmond–Raleigh
Greensboro–Charlotte
Charleston–Savannah–Jacksonville
Orlando–Kissimmee–Winter Haven
Tampa–St. Petersburg–Ft. Myers
West Palm Beach–Ft. Lauderdale–Miami
and intermediate stations

PAID

For reservations and information
call toll-free
in the U.S.A. and Canada
1-800-USA-RAIL
1-800-872-7245
or call your travel agent
Also visit **www.amtrak.com** on the Internet

Schedules subject to change without notice.
Amtrak is a registered service mark of the National Railroad Passenger Corp.
National Railroad Passenger Corporation
Washington Union Station, 60 Massachusetts Ave., N.E., Washington, DC 20002
NRPC Form T-4 275M 4/28/03 Stock #023537

John J. CRAPO. [illegible]

PAID

New York • Philadelphia • Washington • Richmond • Raleigh • Greensboro • Charlotte • Charleston • Savannah • Jacksonville

Piedmont	Carolinian	Palmetto	Silver Star	Crescent	Silver Meteor		◄ Train Name ►				Silver Meteor	Crescent	Silver Star	Palmetto	Carolinian	Piedmont
73	79	89	91	19	97		◄ Train Number ►				98	20	92	90	80	74
Daily	Daily	Daily	Daily	Daily	Daily		◄ Days of Operation ►				Daily	Daily	Daily	Daily	Daily	Daily
							◄ Train Service ►									
Read Down						▼		Mile	Symbol	▲	Read Up					
	67	67	R95/195	161/R93/83	163/173		*Connecting Train No.*				174/164	R194/94	R194/94	66	66	
	10 00P 10 39P 7 30A	*10 00P 10 39P 7 30A*	*6 20A 6 59A 10 20A 2 00P*	*9 30A 10 11A 1 50P 5 29P*	*11 30A 12 11P 3 50P 7 25P*	Dp Dp Ar Ar	*Boston, MA–South Sta. (ET) Providence, RI New York, NY Washington, DC*	0 44 231 457		Ar Ar Dp Dp	*4 45P 3 55P 12 30P 9 05A*	*9 05P 8 20P 5 00P 1 25P*	*9 05P 8 20P 5 00P 1 25P*	*8 15A 7 30A 10 00P*	*8 15A 7 30A 10 00P*	
	6 35A	7 40A	11 30A	2 50P	7 01P	Dp	New York, NY–Penn Sta.	0		Ar	10 30A	1 50P	3 50P	7 40P	10 10P	
	R6 54A	R8 00A	R11 47A	R3 07P	R7 23P		Newark, NJ–Penn Sta.	10			D9 50A	D1 21P	D3 21P	D7 14P	D9 47P	
							Newark Intl. Airport, NJ	13							L 9 42P	
	7 08A						Metropark, NJ	25							D 9 30P	
	7 30A	R 8 50A	R12 35P	R 3 43P	R 8 01P		Trenton, NJ	58			D 9 10A	D12 44P	D 2 32P	D 6 31P	9 10P	
	8 00A 8 12A	R10 19A	R1 50P	R4 33P	R8 37P	Ar Dp	Philadelphia, PA –30th St. Sta.	91		Dp Ar	D8 37A	D12 08P	D1 17P	D5 18P	8 40P 8 18P	
	8 35A	R10 47A	R2 18P	R4 57P	R9 01P		Wilmington, DE	116			D7 55A	D11 46A	D12 50P	D4 48P	D7 57P	
	9 26A	R11 45A	R3 20P	R5 47P	R9 53P		Baltimore, MD–Penn Sta.	185			D7 04A	D10 58A	D11 54A	D3 50P	D7 09P	
	9 41A						BWI Airport Rail Sta., MD	196							6 53P	
	9 57A						New Carrollton, MD	216							6 37P	
	10 15A 10 45A	12 40P	R4 35P	R6 35P R 7 10P	R10 59P	Ar Dp	Washington, DC Charlottesville—see at right	225		Dp Ar	D5 45A	D10 25A D 9 50A	D11 01A	D2 45P	6 25P 5 35P	
	11 02A	12 58P	4 54P	7 29P			Alexandria, VA	234				D9 22A	10 30A	2 03P	5 09P	
				8 02P			Manassas, VA	258	●			8 31A				
				8 38P			Culpeper, VA	293	●			7 57A				
				9 32P			Charlottesville, VA	338				7 05A				
				10 50P			Lynchburg, VA	398				5 51A				
				11 52P			Danville, VA	461	●			4 41A				
	11 34A						Quantico, VA	260	●						4 40P	
	11 52A						Fredericksburg, VA	280	●						4 20P	
	12 52P 1 02P	2 38P 2 53P	6 34P 6 49P		12 52A 1 02A	Ar Dp	Richmond, VA	334		Dp Ar	3 24A 3 14A		8 49A 8 39A	12 23P 12 10P	3 26P 3 19P	
	1 33P	3 23P	7 22P		1 35A	Ar	Petersburg, VA	362		Dp	2 22A		8 00A	11 24A	2 45P	
	3 00P	4 50P	8 48P		3 00A	Dp	Rocky Mount, NC Wilmington—see at right	460			1 01A		6 38A	10 02A	1 23P	
	3 18P	5 08P					Wilson, NC	476						9 44A	1 04P	
	3 46P	5 35P					Selma-Smithfield, NC	502	●					9 12A	12 35P	
7 15A	4 25P 4 35P		10 21P			Ar Dp	Raleigh, NC	531		Dp Ar			5 27A		12 00N	9 13P
7 27A	4 48P						Cary, NC	540	●						11 33A	8 48P
7 49A	5 15P						Durham, NC	557							11 09A	8 25P
8 30A	5 58P						Burlington, NC	591	●						10 22A	7 42P
9 03A	6 39P			12 58A 1 03A		Ar Dp	Greensboro, NC Winston-Salem—see reverse	616		Dp Ar		3 54A			9 49A	7 11P
9 17A	6 52P			1 17A			High Point, NC	[illegible]	●			3 16A			9 30A	6 57P
9 49A	7 28P			1 57A			Salisbury, NC	662	●			2 35A			8 55A	6 24P
10 05A							Kannapolis, NC	677	●						8 38A	6 07P
10 46A	8 18P			3 00A		Ar	Charlotte, NC (ET)	704		Dp		1 49A			8 10A	5 40P
		6 21P			4 26A	Dp	Fayetteville, NC	550			11 36P			8 27A		
		7 08P					Dillon, SC	603	●					7 38A		
		8 00P 8 05P			6 19A 6 24A	Ar Dp	Florence, SC	633		Dp Ar	10 14P 10 09P			7 04A 6 53A		
		8 41P			6 58A		Kingstree, SC	672	●		9 08P			6 07A		
		9 38P			7 57A		Charleston, SC	728			8 14P			5 11A		
					8 47A		Yemassee, SC	782	●		7 17P					
			11 41P				Southern Pines, NC (Pinehurst)	599	●				3 34A			
			12 15A				Hamlet, NC	628	●				2 51A			
			1 39A				Camden, SC	701	●				1 25A			
			2 48A				Columbia, SC	734					12 44A			
			3 52A				Denmark, SC	784	●				11 18P			
		11 14P 11 19P	5 17A 5 22A		9 39A 9 44A	Ar Dp	Savannah, GA (*mileage via Columbia) Augusta—see reverse	829 *871	●	Dp Ar	6 29P 6 24P		9 59P 9 54P	3 31A 3 27A		
					10 39A		Jesup, GA (Brunswick)	881	●		5 30P					
		1 43A	7 48A		12 22P	Ar	Jacksonville, FL (ET)	977		Dp	4 12P		7 45P	1 08A		

The Silver Star, Silver Meteor and Palmetto continue south to Miami. See next page for continued schedules. No change of trains required.

[20] Due to track maintenance, Train 90 operates two hours later Selma-Smithfield and north Mondays-Fridays, April 28 through June 20. Dillon and Fayetteville served by substitute bus. Operates regular schedule weekends and holidays.

John J. Crapo

Jacksonville • Orlando • Kissimmee • Winter Haven • Tampa • St. Petersburg • Ft. Myers • West Palm Beach • Ft. Lauderdale • Miami

The Silver Star, Silver Meteor and Palmetto originate in New York. Schedules north of Jacksonville shown on previous page. No change of trains required.

Palmetto	Silver Star	Silver Meteor	Sunset Limited		◄ Train Name ►				Silver Meteor	Sunset Limited	Silver Star	Palmetto
89	91	97	2		◄ Train Number ►				98	1	92	90
Daily	Daily	Daily	WeSaMo		◄ Days of Operation ►				Daily	SuTuTh	Daily	Daily
					◄ On Board Service ►							
Read Down				▼		Mile	Symbol	▲	Read Up			
From New York	From New York	From New York	From Los Angeles						To New York	To Los Angeles	To New York	To New York
1 58A	8 20A	12 42P	5 00P	Dp	Jacksonville, FL (ET)	0	♿	Ar	3 45P	5 15P	7 10P	12 38A
	9 34A	1 48P	D 6 22P		Palatka, FL	58	●		2 11P	3 42P	5 43P	
	10 23A	2 36P	D 7 09P		DeLand, FL Daytona Beach—see at right	110	♿		1 23P	2 54P	4 55P	
	10 43A	2 56P	D 7 34P		Sanford, FL	126	●		1 03P	2 30P	4 35P	
	11 09A	3 20P	D 8 03P		Winter Park, FL	142	♿		12 39P	2 03P	4 11P	
	11 34A 11 44A	3 53P 4 03P	8 45P	Ar Dp	Orlando, FL (Walt Disney World®) St. Petersburg, Fort Myers—see at right	147	♿ ●	Dp Ar	12 21P 12 11P	1 45P	3 53P 3 43P	
	12 07P	4 23P			Kissimmee, FL	165			11 43A		3 10P	
3 28A					Waldo, FL (Gainesville)	58	●					11 25P
4 12A					Ocala, FL (Silver Springs)	104						10 41P
4 43A					Wildwood, FL	130	●					9 58P
5 23A					Dade City, FL (Zephyrhills)	166	●					9 25P
6 43A 6 51A				Ar Dp	Tampa, FL St. Petersburg, Fort Myers—see at right	222	♿	Dp Ar				8 25P 8 17P
7 28A					Lakeland, FL	253	♿					7 22P
7 53A	12 55P	5 09P			Winter Haven, FL (Cypress Gardens)	203	⊘ ♿		11 00A		2 27P	6 56P
8 32A	1 35P	5 48P			Sebring, FL	244	⊘		10 16A		1 48P	6 16P
9 08A		6 23P			Okeechobee, FL	286	●		9 40A			5 39P
D10 13A	D 3 22P	D 7 46P			West Palm Beach, FL	347	♿		R 8 48A		R12 15P	R 4 46P
D10 34A	D 3 43P	D 8 07P			Delray Beach, FL (Tri-Rail Station)	365	●		R 8 22A		R11 49A	R 4 13P
D10 45A	D 3 57P	D 8 23P			Deerfield Beach, FL (Boca Raton)	376	♿		R 8 02A		R11 37A	R 4 01P
D11 02A	D 4 15P	D 8 45P			Fort Lauderdale, FL (Port Everglades)	390			R 7 43A		R11 15A	R 3 40P
D11 25A	D 4 31P	D 8 58P			Hollywood, FL (Miami International Airport)	398	⊘		R 7 26A		R11 01A	R 3 26P
12 10P	5 20P	9 46P		Ar	Miami, FL (ET) Key West—see at right	412	♿ ●	Dp	7 00A		10 35A	3 00P

Services, Symbols and Reference Marks

- Business Class—Reserved deluxe seating.
- Coach reservations required on this train.
- Sleeping car service—Reservations required.
- ✕ Dining car serving complete meals and Cafe or Lounge serving sandwiches, snacks and beverages.
- Tray meals or light meal service, sandwiches, snacks and beverages.
- Sandwich, snack and beverage service.
- **Amtrak Express® Shipping and Checked Baggage Service available at stations indicated.**
- **Checked Baggage Service.**
- ● Tickets cannot be purchased at this location. You may purchase your tickets on the train or from any Amtrak appointed travel agency. Please call 1-800-USA-RAIL to make special arrangements when boarding/detraining assistance is required.
- ⊘ Ticket office not open at all train departure times. When ticket office is closed, fare may be paid on train. Motorcoach drivers cannot accept fares.
- ♿ All facilities are fully accessible to persons using wheelchairs.
- Barrier-free access between street or parking lot, station platform and trains; however, not all facilities within the station are fully accessible.
- Video entertainment. See Services descriptions for details.
- Stops only on signal to receive or discharge passengers; where possible please give sufficient advance notice to agent or conductor.
- ● Amtrak Vacations package(s) available at this destination. Book your hotel and/or tour by calling 1-800-321-8684.

- **A** Time Symbol for A.M.
- **D** Stops only to discharge passengers; train or bus may leave ahead of schedule when station work is completed.
- **ET** Eastern Time
- **L** Stops primarily to discharge passengers; train may leave before the time shown.
- **P** Time Symbol for P.M.
- **R** Stops only to receive passengers.
- Free shuttle service between rail and air terminal.
- Frequent SEPTA train service connects 30th St. Station (upper level) with Center City Philadelphia, stopping at Penn Center/Suburban Station and Market East. Amtrak tickets to or from Philadelphia are honored on SEPTA trains between those stations.
- Frequent connecting service between Amtrak Station Miami and Miami Beach provided by Miami Metrobus Route L. Consult Amtrak station agent in Miami.
- Frequent connecting service between Amtrak station in Hollywood and Miami International Airport provided by Tri-Rail commuter trains. Call Tri-Rail at (954) 728-8445 (or in Florida only, 800-TRI-RAIL).
- Direct transfer between train and motorcoach at Amtrak Station for connecting passengers only.
- Via Thruway connection at Orlando. See table at right for times.

See other side for train service information.

Thruway Motorcoach Connections with Silver Service Trains

NOTE—Greyhound schedules subject to change. John J. CRAPO

89	91	97	2	Connecting Train Number (schedules shown at left)					98	1	92	90
Read Down				Mile	▼		Symbol	▲	Read Up			

Charlottesville • Washington (Greyhound Lines)

7489	7491				▼	Thruway Number		▲			7492	7490
9 05A	12 45P			0	Dp	Charlottesville, VA–Amtrak Sta. (ET)		Ar			4 00P	9 25P
10 30A				67		Warrenton, VA	●					7 50P
11 20A				101		Dulles International Airport, VA	●	Ar				7 05P
12 15P	3 55P			136	Ar	Washington, DC–Union Sta.	●	Dp			1 10P	6 10P

Rocky Mount/Wilson • Wilmington (Greyhound Lines)

	8491			Mile	▼	Thruway Number	Symbol	▲	8597		8592	8590
	2 50P			0	Dp	Wilmington, NC–Greyhound Sta.	●	Ar	9 10A		3 40P	3 40P
	3 50P			36	▼	Wallace, NC	●		8 10A		2 40P	2 40P
	5 05P			89	▼	Goldsboro, NC	●	Ar	6 55A		1 25P	1 25P
				117	Ar	Wilson, NC–Amtrak Sta.		Dp				12 55P
	6 15P			133	Ar	Rocky Mount, NC–Amtrak Sta.		Dp	5 45A		12 15P	
		8597		Mile	▼	Thruway Number	Symbol	▲	8498			
		5 45A		0	Dp	Rocky Mount, NC–Amtrak Sta.		Ar	12 20A			
		6 55A		44	Ar	Goldsboro, NC	●	▲	11 10P			
		8 10A		97		Wallace, NC	●	▲	10 00P			
		9 10A		133	Ar	Wilmington, NC–Greyhound Sta.	●	Dp	9 00P			

DeLand • Daytona Beach (Provided by local taxi companies)

		7298		Mile	▼	Thruway Number	Symbol	▲	7297			
		12 15P		0	Dp	Daytona Beach, FL–Adams Mark Hotel	●	Ar	4 10P			
		1 15P		23	Ar	DeLand, FL–Amtrak Sta.		Dp	3 00P			
	7291	7297		Mile	▼	Thruway Number	Symbol	▲	7298		7292	
	10 30A	3 00P		0	Dp	DeLand, FL–Amtrak Sta.		Ar	1 15P		4 30P	
	11 40A	4 10P		23	Ar	Daytona Beach, FL–Adams Mark Hotel	●	Dp	12 15P		3 30P	

Orlando/Tampa • St. Petersburg • Fort Myers (Mats Tampa Bay)

6089	6091	6097	6002			Thruway Number			6098	6098	6092	6090
Tampa	Orlando	Orlando	Orlando	Mile	▼	Connecting City	Symbol	▲	Orlando	Orlando	Orlando	Tampa
	12 15P	4 30P	9 00P	0	Dp	Orlando, FL–Amtrak Sta.	●	Ar	12 00N	12 00N	3 15P	
	1 20P	6 45P	10 20P	54	Ar	Lakeland, FL–Amtrak Sta.		Dp	10 25A	10 25A	1 10P	
7 00A	2 10P	6 30P	11 00P	86	Dp	Tampa, FL–Amtrak Sta.	♿	Ar	9 40A	9 40A	12 25P	7 55P
7 30A	2 50P	7 10P	11 40P	105	Ar	Pinellas Park-St. Petersburg, FL –Pinellas Parkside Mall		▲	9 05A	9 05A	11 45A	7 25P
8 10A	3 35P	7 55P		139	▼	Bradenton, FL–Manatee County Courthouse	●	▲	8 20A		11 00A	6 45P
8 50A	4 15P	8 35P		218	▼	Sarasota, FL–US 301 & Main St.	●	▲	7 40A		10 20A	6 05P
9 30A	5 15P	9 35P		261	▼	Port Charlotte, FL–Texaco Rally, 909 Kings Hwy.	●	▲	6 40A		9 20A	5 05P
10 10A	6 00P	10 15P		289	Ar	Fort Myers, FL–Travel Plaza	●	Dp	6 00A		8 40A	4 25P

Note: Service for passengers with disabilities and senior citizens is available between Orlando/Tampa and Pinellas-St. Petersburg, Bradenton, Sarasota, Port Charlotte and Fort Myers. Wheelchair accessible van available with 48 hours advance notice. Local transit connections available with SCAT at Sarasota for Venice and south Sarasota County.

Miami • Key West (Florida Keys Shuttle operated by Greyhound lines)

	8191			Mile	▼	Thruway Number	Symbol	▲				8190
	6 15P			0	Dp	Miami, FL–Amtrak Sta.	●	Ar				1 40P
	7 00P			6	Ar	Miami International Airport, FL	●	▲				1 00P
	7 55P			33	▼	Homestead, FL–Greyhound Sta.	●	▲				12 05P
	8 30P			63	▼	Key Largo, FL–Island Supermarket	●	▲				11 25A
	9 25P			82	▼	Islamorada, FL–Burger King	●	▲				10 50A
	10 05P			117	▼	Marathon, FL	●	▲				9 50A
	11 30P			167	Ar	Key West Airport, FL (ET)	● ●	Dp				8 45A

Note: Explore America Fares, North America Rail Passes and USA RailPasses not valid on the following Thruway services shown on this page: Charlottesville–Washington; DeLand–Daytona Beach.

Orlando • Orlando Hotels and Attractions (Coach USA)

Coach USA provides door-to-door shuttle van service between Amtnk's Orlando station and Orlando-area hotels and attractions. Vans meet the arrivals and departures of all Amtrak trains at Orlando. Arraigements may be made in advance by calling 407-826-9999, or with a Coach USA representative at the Orlando station upon your arrival by tain.

Thruway Motorcoach Connections with Silver Service Trains

NOTE—Greyhound schedules subject to change. John J. CRAPO, pro se

89	91	97	2	Connecting Train Number (schedules shown at left)					98	1	92	90
Read Down				Mile	▼		Symbol	▲	Read Up			

Charlottesville • Washington *(Greyhound Lines)*

7489	7491				▼	Thruway Number		▲			7492	7490
9 05A	12 45P			0	Dp	Charlottesville, VA–Amtrak Sta. (ET)		Ar			4 00P	9 25P
10 30A				67		Warrenton, VA	●					7 50P
11 20A				101		Dulles International Airport, VA	●	Ar				7 05P
12 15P	3 55P			136	Ar	Washington, DC–Union Sta.	●	Dp			1 10P	6 10P

Rocky Mount/Wilson • Wilmington *(Greyhound Lines)*

	8491			Mile	▼	Thruway Number	Symbol	▲	8597		8592	8590
	2 50P			0	Dp	Wilmington, NC–Greyhound Sta.	●	Ar	9 10A		3 40P	3 40P
	3 50P			36	▼	Wallace, NC	●		8 10A		2 40P	2 40P
	5 05P			89		Goldsboro, NC	●	Ar	6 55A		1 25P	1 25P
				117	Ar	Wilson, NC–Amtrak Sta.		Dp				12 55P
	6 15P			133	Ar	Rocky Mount, NC–Amtrak Sta.		Dp	5 45A		12 15P	
		8597		Mile	▼	Thruway Number	Symbol	▲	8498			
		5 45A		0	Dp	Rocky Mount, NC–Amtrak Sta.		Ar	12 20A			
		6 55A		44	Ar	Goldsboro, NC	●	▲	11 10P			
		8 10A		97		Wallace, NC	●		10 00P			
		9 10A		133	Ar	Wilmington, NC–Greyhound Sta.	●	Dp	9 00P			

DeLand • Daytona Beach *(Provided by local taxi companies)*

		7298		Mile	▼	Thruway Number	Symbol	▲	7297			
		12 15P		0	Dp	Daytona Beach, FL–Adams Mark Hotel	●	Ar	4 10P			
		1 15P		23	Ar	DeLand, FL–Amtrak Sta.		Dp	3 00P			
	7291	7297		Mile	▼	Thruway Number	Symbol	▲	7298		7292	
	10 30A	3 00P		0	Dp	DeLand, FL–Amtrak Sta.		Ar	1 15P		4 30P	
	11 40A	4 10P		23	Ar	Daytona Beach, FL–Adams Mark Hotel	●	Dp	12 15P		3 30P	

Orlando/Tampa • St. Petersburg • Fort Myers *(Martz Tampa Bay)*

6089	6091	6097	6002	Thruway Number					6098	6098	6092	6090
Tampa	Orlando	Orlando	Orlando	Mile	▼	Connecting City	Symbol	▲	Orlando	Orlando	Orlando	Tampa
	12 15P	4 30P	9 00P	0	Dp	Orlando, FL–Amtrak Sta.	●	Ar	12 00N	12 00N	3 15P	
	1 20P	5 45P	10 20P	54	Ar	Lakeland, FL–Amtrak Sta.		Dp	10 25A	10 25A	1 10P	
7 00A	2 10P	6 30P	11 00P	86	Dp	Tampa, FL–Amtrak Sta.	♿	Ar	9 40A	9 40A	12 25P	7 55P
7 30A	2 50P	7 10P	11 40P	105	Ar	Pinellas Park-St. Petersburg, FL –Pinellas Parkside Mall		▲	9 05A	9 05A	11 45A	7 25P
8 10A	3 35P	7 55P		139	▼	Bradenton, FL–Manatee County Courthouse	●		8 20A		11 00A	6 45P
8 50A	4 15P	8 35P		218		Sarasota, FL–US 301 & Main St.	●		7 40A		10 20A	6 05P
9 30A	5 15P	9 35P		261		Port Charlotte, FL–Texaco Rally, 909 Kings Hwy.	●		6 40A		9 20A	5 05P
10 10A	6 00P	10 15P		289	Ar	Fort Myers, FL–Travel Plaza	●	Dp	6 00A		8 40A	4 25P

Note: Service for passengers with disabilities and senior citizens is available between Orlando/Tampa and Pinellas/St. Petersburg, Bradenton, Sarasota, Port Charlotte and Fort Myers. Wheelchair accessible van available with 48 hours advance notice. **Local transit connections available** with SCAT at Sarasota for Venice and south Sarasota County.

Miami • Key West *(Florida Keys Shuttle operated by Greyhound lines)*

	8191			Mile	▼	Thruway Number	Symbol	▲				8190
	6 15P			0	Dp	Miami, FL–Amtrak Sta.	●	Ar				1 40P
	7 00P			6	Ar	Miami International Airport, FL	●	▲				1 00P
	7 55P			33	▼	Homestead, FL–Greyhound Sta.	●					12 05P
	8 30P			63		Key Largo, FL–Island Supermarket	●					11 25A
	9 25P			82		Islamorada, FL–Burger King	●					10 50A
	10 05P			117		Marathon, FL	●					9 50A
	11 30P			167	Ar	Key West Airport, FL (ET)	● ●	Dp				8 45A

Note: Explore America Fares, North America Rail Passes and USA RailPasses not valid on the following Thruway services shown on this page: Charlottesville–Washington; DeLand–Daytona Beach.

Orlando • Orlando Hotels and Attractions *(Coach USA)*

Coach USA provides door-to-door shuttle van service between Amtrak's Orlando station and Orlando-area hotels and attractions. Vans meet the arrivals and departures of all Amtrak trains at Orlando. Arrangements may be made in advance by calling 407-826-9999, or with a Coach USA representative at the Orlando station upon your arrival by train.

Services on the Silver Meteor and the Silver Star

Coaches: Reservations required.
Sleeping Cars: Reservations required. First Class Viewliner* standard, deluxe and accessible bedrooms. First Class Service includes complimentary meals, morning wake-up service with a newspaper, and coffee, tea and orange juice served between 6:30 AM and 9:30 AM. ClubAcela lounges are available in New York, Philadelphia and Washington, D.C., and private waiting area available in Miami, for First Class passengers.
Dining Car: Complete meals.
Lounge: Sandwiches, snacks and beverages.
Video Entertainment: Feature films shown in private sleeping rooms.
Smoking: Cigarette smoking is permitted in a designated portion of the lounge area. At certain times of the day, as announced by the train crew, the lounge area will be entirely non-smoking. No smoking in sleepers, coaches, or dining cars.

John J. CRAPO, Pro Se

Services on the Palmetto

Coaches: Reservations required.
Business Class Service: Complimentary non-alcoholic beverages, newspapers and audio and visual entertainment, priority boarding and pillows and blankets offered between New York and Miami.
Lounge: Sandwiches, snacks and beverages.
Smoking is not permitted on this train.

Services on the Carolinian

Coaches: Reservations required (except locally between New York and Washington).
Carolina Business Class Service: On Trains 79 and 80 between New York City and Charlotte. Complimentary non-alcoholic beverages, newspaper and audio and visual entertainment offered.
Dinette: Sandwiches, snacks and beverages. Table seating.
Railfone public telephone service available.
Smoking is not permitted on this train.

Services on the Piedmont

Coaches: Reservations required.
Cafe Lounge: Tray meals. Table service.
Railfone public telephone service available.
Smoking is not permitted on this train.

Note: Service on the Carolinian and the Piedmont is financed in part through funds made available by the North Carolina Department of Transportation. State supported trains are operated at the discretion of each state and their operation is dependent upon continued state financial support.

Services on the Crescent

(Thru train between New York, Washington, Charlotte, Atlanta and New Orleans. See separate Crescent schedule for service south of Charlotte.)

Coaches: Reservations required.
Sleeping Cars: Reservations required. First Class Viewliner* standard, deluxe and accessible bedrooms. First Class Service includes complimentary meals and morning wake-up service with a newspaper, coffee, tea and orange juice. ClubAcela lounges are available in New York, Philadelphia and Washington, D.C., and private waiting area available in New Orleans, for First Class Service passengers.
Dining Car: Complete meals.
Lounge: Sandwiches, snacks and beverages.
Smoking: Cigarette smoking is permitted in a designated portion of the lounge area. At certain times of the day, as announced by the train crew, the lounge area will be entirely non-smoking. No smoking in sleepers, coaches or dining cars.

Services on the Sunset Limited

(Thru train between Los Angeles, New Orleans, Tallahassee, Jacksonville and Orlando. See separate Sunset Limited schedule for service west of Jacksonville.)

Coaches: Reservations required.
Sleeping Cars: Reservations required. First Class Superliner* standard, deluxe, accessible and family bedrooms. First Class Service includes complimentary meals.
Dining Car: Complete meals.
Sightseer Lounge Car: Sandwiches, snacks, beverages and souvenirs.
Entertainment: Feature movies.
Smoking: Smoking is prohibited entirely on this train. Passengers may smoke on station platforms as announced by train crews, and must remain next to the train, ready to reboard immediately upon hearing the sound of the locomotive horn and verbal "All Aboard" calls.

North Carolina–Florida Connectin

Charlotte • Greensboro • Raleigh • Ch
Savannah • Orlando • Tampa • M

Carolinian	Piedmont			◄ North Carolina Service Train Name ►	Syn
80	74			◄ Train Number ►	
Daily	Daily			◄ Days of Operation ►	
Read Down		Mile	▼		
8 10A	5 40P	0	Dp	Charlotte, NC (ET)	
8 38A	6 07P	28		Kannapolis, NC	
8 55A	6 24P	43		Salisbury, NC	●
9 30A	6 57P	77		High Point, NC	●
9 49A	7 11P	89		Greensboro, NC	
10 22A	7 42P	114		Burlington, NC	
11 09A	8 25P	148		Durham, NC	
11 33A	8 48P	165		Cary, NC	●
12 00N	9 13P	174		Raleigh, NC	
12 35P		203	▼	Selma-Smithfield, NC	
1 04P		228	Ar	Wilson, NC	
Palmetto	**Silver Star**			◄ Silver Service Train Name ►	
89	**91**			◄ Train Number ►	
5 08P		0	Dp	Wilson, NC	
	10 21P	55	Dp	Raleigh, NC	
	11 41P	123	Ar	Southern Pines, NC	
	12 15A	152		Hamlet, NC	
	1 39A	225		Camden, SC	
	2 48A	258		Columbia, SC	
	3 52A	308		Denmark, SC	
6 21P		74		Fayetteville, NC	
7 08P		127		Dillon, SC	
8 00P		157		Florence, SC	
8 41P		196		Kingstree, SC	
9 38P		252		Charleston, SC	
11 14P	5 17A	353		Savannah, GA	
1 43A	7 48A	501		Jacksonville, FL	
	9 34A	558		Palatka, FL	
	10 23A	610		DeLand, FL	
	10 43A	627		Sanford, FL	
	11 09A	643		Winter Park, FL	
	11 34A	648		Orlando, FL	
	12 07P	666		Kissimmee, FL	
3 28A		559		Waldo, FL	●
4 12A		605		Ocala, FL	
4 43A		631		Wildwood, FL	
5 23A		667		Dade City, FL	
6 43A	🚌 36	723		Tampa, FL	
7 28A	🚌 36	755		Lakeland, FL	
7 53A	12 55P	705		Winter Haven, FL	
8 32A	1 35P	746		Sebring, FL	
9 08A		787		Okeechobee, FL	
D10 13A	D 3 22P	849		West Palm Beach, FL	
D10 34A	D 3 43P	866		Delray Beach, FL	
D10 45A	D 3 57P	877		Deerfield Beach, FL	
D11 02A	D 4 15P	891		Fort Lauderdale, FL	
D11 25A	D 4 31P	899	▼	Hollywood, FL	
12 10P	5 20P	912	Ar	Miami, FL (ET)	

Greensboro • Winston-Salem *(Winston-Salem Connector)*

79		Connecting Train Number				80
6079	▼	Thruway Number	Mile	Symbol	▲	6080
36 *7 00P*	Dp	*Greensboro, NC*	*0*		Ar	*9 20A*
7 55P	Ar	*Winston-Salem, NC–Old Salem Inn*	*30*	●	Dp	*8 35A*

Savannah • Augusta *(Greyhound Lines)*

90/91		Connecting Train Number				89/92
8290	▼	Thruway Number	Mile	Symbol	▲	8289
7 25A	Dp	*Savannah, GA–Amtrak Sta. (ET)*	*0*	●	Ar	*6 50P*
10 10A	Ar	*Augusta, GA–Bus Terminal (ET)*		●	Dp	*4 10P*

g Service

arleston •
liami

		Piedmont	Caro-linian
		73	79
		Daily	Daily
bol	▲	Read Up	
	Ar	10 46A	8 18P
		10 05A	7 44P
		9 49A	7 28P
		9 17A	6 52P
		9 03A	6 39P
		8 30A	5 58P
		7 49A	5 15P
		7 27A	4 48P
		7 15A	4 25P
	Ar		3 46P
	Dp		3 18P
		Silver Star	Palmetto
		92	90
	Ar		9 44A
	Ar	5 27A	
	Dp	3 34A	
		2 51A	
		1 25A	
		12 44A	
		11 18P	
			8 27A
		—	7 38A
			7 04A
			6 07A
			5 11A
		9 59P	3 31A
		7 45P	1 08A
		5 43P	
		4 55P	
		4 35P	
		4 11P	
		3 53P	
		3 10P	
			11 25P
			[illegible]
			9 58P
			9 25P
		🚌	8 25P
		🚌	7 22P
		2 27P	6 58P
		1 48P	6 16P
			5 39P
		R12 15P	R 4 46P
		R11 49A	R 4 13P
		R11 37A	R 4 01P
		R11 15A	R 3 40P
		R11 01A	R 3 26P
	Dp	10 35A	3 00P

Cross Florida Service

St. Petersburg • Tampa • West Palm Beach • Miami

Palmetto	Silver Meteor			◄ Train Name ►	Symbol		Silver Star	Palmetto
89	97			◄ Train Number ►			92	90
Daily	Daily			◄ Days of Operation ►			Daily	Daily
				◄ On Board Service ►				
Read Down		Mile	▼		Symbol	▲	Read Up	
	🚌 6092 11 45A	0	Dp	Pinellas Park–St. Petersburg, FL (Clearwater) –Pinellas Parkside Mall (ET)		Ar	🚌 6097 7 10P	
6 51A	12 25P	19		Tampa, FL	♿		D 6 30P	8 17P
7 28A	1 10P	51		Lakeland, FL	♿	Ar	D 5 45P	7 22P
	3 15P	105	Ar	Orlando, FL	♿ ●	Dp	4 30P	
	4 03P	0	Dp	Orlando, FL	♿ ●	Ar	3 43P	
	4 23P	18		Kissimmee, FL	♿		3 10P	
7 53A	5 09P	56		Winter Haven, FL	○ ♿		2 27P	6 58P
8 32A	5 48P	97		Sebring, FL	○		1 48P	6 16P
9 08A	6 23P	139		Okeechobee, FL	●			5 39P
D10 13A	D7 46P	200		West Palm Beach, FL	♿		R12 15P	R4 46P
D10 34A	D 8 07P	218		Delray Beach, FL	●		R11 49A	R 4 13P
D10 45A	D8 23P	229		Deerfield Beach, FL	♿		R11 37A	R4 01P
D11 02A	D8 45P	243		Fort Lauderdale, FL	♿		R11 15A	R3 40P
D11 25A	D8 58P	250		Hollywood, FL	♿		R11 01A	R3 26P
12 10P	9 46P	264	Ar	Miami, FL (ET)	♿ ●	Dp	10 35A	3 00P

John J. CRAPO, MD

🚌 Thruway Motorcoach Connections

Thruway connections provide coordinated train/motorcoach service with guaranteed connections. Passengers traveling on Thruway connections must be *ticketed before boarding coaches in order to obtain through fares.* Except for the South Carolina connections above, motorcoaches are normally not accessible to passengers who use wheelchairs; however, wheelchair-accessible van is available between Orlando/Tampa and Pinellas/St. Petersburg, Bradenton, Sarasota, Port Charlotte and Fort Myors with 48 hours advance notice.

Florida—Train and Thruway Service



Savannah
To Washington, DC and New York
To New Orleans and Los Angeles
Atmore
Jesup
Chipley
Madison
Crestview
Pensacola
Lake City
MOBILE
Pascagoula
Tallahassee
JACKSONVILLE
Waldo
Palatka
LEGEND
Daytona Beach
Ocala
DeLand
Wildwood
Sanford
Winter Park
Walt Disney World
Orlando
Dade City
TAMPA
Kissimmee
Pinellas Park-St. Petersburg
Winter Haven
Lakeland
Sebring
Sarasota
Okeechobee
West Palm Beach
Port Charlotte
Delray Beach
Fort Myers
Deerfield Beach
Fort Lauderdale
Hollywood
MIAMI
Miami International Airport
Homestead
Marathon
Key Largo
Islamorada
Key West

Other Carriers' Services to locations not *served by Amtrak®*

The following interline services are available to locations not served by Amtrak. Contact the individual carrier listed for further information.

Newark Airport
Frequent Airlink bus service operates between Amtrak's Newark Station and Newark Airport. (973) 762-5100. Purchase ticket from bus driver; www.njtransit.state.nj.us.

Philadelphia Center City
SEPTA operates frequent rail service between Philadelphia 30th Street Station and Center City (Penn Center/Suburban Station and Market East Station). Amtrak tickets to Center Philadelphia are honored between 30th Street and Center City; www.septa.com.

Philadelphia International Airport
SEPTA operates commuter rail service every 30 minutes between the upper level of 30th Street Station and Terminals C, D, E at Philadelphia Airport. Purchase tickets at SEPTA ticket office or vending machine. SEPTA (215) 580-7800; www.septa.com.

Raleigh Transit Connection
Capital Area Transit (CAT) provides service between the Amtrak station in *Raleigh and the Moore Square Transit* Station at 221 S. Wilmington St., daily except Sundays and holidays. *Moore Square Station serves* CAT routes throughout the Raleigh area. Pay fare to driver. (919) 828-7228; www.raleigh-nc.org/transit.

Mr John J. CRAPO, Pro SE, AA, ABE
PO Box 400151
CAMBRIDGE MA 02140-0002

Page no (01) of two (02) pages
18 oct 2003

Fax to Holiday INN Worldwide
3 RAVINIA DRIVE #2900
ATLANTA GA 30346-2143
Fax # 770-604-5403
Attn Please
MR THOMAS OLIVER Corporation Chief Executive Ofcr
or IN His ABsence please
MR MICHAEL A. LEVEN Corporation chief operating OFCR

MY Confirmation #
67117569

Dear Misters Leven or OLIVER
I've reservation at TAMPA FLORIDA Nights of 29 and 30 October 2003
The person I spoke to you all via Holiday INN 5 BLOSSOM str Boston MA DIDN'T give me The address I Need Street/Avenue/Boulevard, etc and number of it at TAMPA FLORIDA Please

HI Tampa
$ 84.00/night
111 West Fortune St.
Tampa 33602
813 2231351

More

Over →

Page two(02) OF two(02) pages
John J. Crapo to Holiday INN Worldwide

I've Fatigue, SCHIZOPHRENIA, GLAUCOMA, Cervical arthritis (I ache allover), and I've many other toubles. I'm age 66 years old

I've anxiety without the complete address AND I Worry right Now

please have the address sent to me at my PO Box address - as soon as possible via the United States Post office (US Postal Service)

Sincerely
and Hostily

John J. Crapo

John J. CRAPO
Pro Se, Non LWYR,
Non M.S. IN S.S.
etcetera

Holiday Inn
111 West
Fortune Street
Tampa, Fl.
33602.

JJC/jjc

Telephone: 813 223-1351

CONFIRMATION # 67117569

Fax Cover Sheet

kinko's

Government Center
2 Center Plaza
Boston, MA 02108
Tel: (617) 973-9000
Fax: (617) 973-9030

31A

Date: 18 Oct 2003 The Honourables

To: MR THOMAS OLIVER, CHF Executive OFCR or MR MICHAEL A LEVEN, CHF OPERATING OFCR

Company: HOLIDAY INN WORLD WIDE 3 RAVINIA DRIVE # 2900 ATLANTA GA 30346-2143

Fax: 770-604-5403

From: John J. CRAPO Pro Se AA ABE PO Box 400151 CAMBRIDGE MA 02140-0002

Tel: None

Number of pages including this one: Three (03)

Comments: To write this I can't get other things done which I need to do. I call to your attention my letter attached accompanying this Fax Cover Sheet AND Respectfully I ASK for a Reply as soon as possible to me at my Post Office Box ADDRESS. I AM Homeless. to p. me (b)

PAID

SIX CONTINENTS℠ HOTELS
Three Ravinia Drive
Suite 2900
Atlanta Georgia 30346-2149

Oct ~~Oc~~ 24 2003
JM

PB METER 7124427
U.S. POSTAGE
037
ATLANTA GA
PM
OCT 21 '03
2003

Mr. John J. Crapo
P. O. Box 400151
Cambridge, MA 02140-0002

Six Continents Hotels, Inc.

02140+0002

PAID

PAID

U. S. Postal Service
ROUTING SLIP

To:	Dept., Office or Room No.
1 John J. Crapo	
2	
3	
4	
5	

PAID ☑

- ☐ Approval
- ☐ Signature
- ☐ Comment
- ☐ See Me
- ☐ As Requested
- ☐ Information
- ☐ Read and Return
- ☐ Read and File
- ☐ Necessary Action
- ☐ Investigate
- ☐ Recommendation
- ☐ Prepare Reply
- ☐

From: Maureen Arnold Supervisor

Extension

Room No.

Date 1/30/04 617 492-8778

Remarks:

John J Crapo

had complaint that $15.
was stolen from him. I
gave him $10. after
counting clerks drawer and
she was over $10.00
I gave customer $10. He still
wants $5- more. Customer
refused to take $10. I did

ITEM 0-13, Aug. 1976 (Additional Remarks on Reverse) GPO : 1993 O - 349-591

not offer to give another $5. as clerk

was not over $151

☑ **PAID**

PAID

was not over #157

PAID

Was not over #157

JOHN JENNINGS CRAPO. ProSe
Shareh[d]r to SARA LEE CORP...

EXHIBITS
PART TWO(02)
TABLE OF CONTENTS
PAGE ONE(01) OF Four(04)

#778492 DATE Jan 21/04 TWO(02)
TWO(02) Pages
ENVELOPE OF CVS #2112
STORE #2112
Tel (781-)

Boston Globe NOV 18 ~~2004~~ 2003 ONE(01)
"GOV Mitt ROMNEY's ChF LEGAL CNSL
MR DANIEL B WINSLOW, ESQ

NOV 14, 2003
"CANNIBALS' descendants offer apology ONE(01)
IN death..."

"..~~NATION~~ NATION could face food crisis..."
The Boston Globe NOV 18 2003
obituary "...scholar of human-animal ONE(01)
relations..."

The Boston GLOBE "Downtown KING FISH ONE(01)
..." NOV 14 2003

"STATE education head checks into
hospital..." NOV 14, 2003 ONE(01)

GUNNALLEN FINANCIAL, INC ONE(01)
UNDATED

Bostons Globe NOV 13, 2003 ONE(01)
"IDAHO ENDOWMENT FUND
FIRES STRONG CAPITAL..."

BOSTON GLOBE NOV 14 2003 ONE(01)
"MASSACHUSETTS SECY OF STATE nips
deal with SEC..."

DRAFT CARD 03 February ONE(01)
1956

11

MORE

John Jennings CRAPO
Shareholdr. Pro Se

SARA LEE Corporation

Exhibits Part Two(02)

table of contents
page two(02) of Four (04)

Boston Herald NOV 14 2003 ONE(01)
"JUDGE rips dismal
Work of DEA Trio..."

Boston HERALD NOV 18 2003 ONE(01)
NOV 14 2003
"Fijians Sorry..."
"New Bedford mob boss gets 19-20
years..."

The Boston Globe NOV 14 2003 ONE(01)
"Settlement new trouble for Putnam
... SEC is more interested in
protecting the securities industry
than exposing it..."

THE Boston Globe NOV 14 2003 ONE(01)
"NATIONAL ASSESSMENT OF READING, MATH
..."

BOSTON HERALD NOV 20 2003 one(01)
"REPORT SAID ... MORE AFFORDABLE
HOUSING IS KEY ... Not GIVING more
MONEY to SHELTERS..."

THE Boston Globe NOV 20, 2003 ONE(01)
"EN GARDE -(His Honour City of Boston
MAYOR) TOM MENINO AND FLEET CENTER
OWNER..."

THE BOSTON HERALD NOV 19.2003 ONE(01)
"The PRINCE AND THE PRESIDENT..."

Boston HERALD NOV 14 2003
cops snap up ... three reptiles..." ONE (01)

-11 -08 = -19 MORE

JOHN JENNINGS CRAPO SARA LEE CORPORATION
PRO SE Shareholder.
PRO SE
MY EXHIBITS PART TWO (02)
MY TABLE OF CONTENTS
PAGE three (03) OF FOUR (04)

MORE

John Jennings Crapo, pro se
Pro Se Sara Lee Corp.
Shareholder

Sara Lee Corporation

My exhibits
part two (02)
My table of contents
Page four (04) of FOUR (04)

ITALIAN EXPRESS PIZZERIA		four (04)
M+N Cafe		ONE (01)
W H SMITH GIFT Shop	oct 30, 2003	
AU BON Pain	Nov 01 2003	
DUNKIN DONUT	oct 28 2003	ONE (01)
KINKO'S INC	oct 18 2003	
LAWYER'S STAT.	oct 17 2003	
CVS Pharmacy	oct 26 2003	
7-ELEVEN	oct 28 2003	one (01)
HUDSON NEWS	NOV 01 2003	
HARVARD COOP	~~Nov~~ oct 25 2003	ONE (01)
HARVARD COOP	oct 25 2003	
HARVARD COOP	oct 27 2003	
HARVARD COOP	OCT 27 2003	
HARVARD COOPERATIVE SOCTY	oct 25 2003	ONE (01)
HOLIDAY INN		THREE (03)
M+N CAFE		FOUR (04)
SAMSONITE ... Cart		Three (03)
HOLIDAY INN		ONE (01)

-48-20= -68 ~~20~~

S 03 (three)

Seven (07)

NEW YORK TIMES oct 28 2003
SUICIDE -68-7=75

.99

051 -6364 778492

,12
ERN AVENUE
I, MA 02026-
-7186

STORE# 2

PRI (P)

RTE# 130

Page

Line

1. Enter your information

LAST INITIAL	LAST NAME GRAY	FIRST NAME [illegible]
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TUESDAY, NOVEMBER 18, 2003

THE BOSTON GLOBE



GLOBE STAFF PHOTO/JONATHAN WIGGS

John J. CRAPO, PRO SE NON LWYR

Governor Mitt Romney's chief legal counsel, Daniel B. Winslow (left), spoke with attorney Deborah Sirotkin Butler.

Shortage of lawyers for the poor

Court-appointed lawyers in Massachusetts are among the lowest-paid in the country, leading many to refuse to take the cases.

The money gap

Hourly rates paid to court-appointed lawyers for non-murder felony cases that go to trial (as of July 2002):

JJC/jjc

The lowest paid

New Jersey	$30
Maryland	$35
Massachusetts	**$39**
Illinois, New York, Oregon, Wisconsin	$40
Louisiana	$40

The highest paid

Alabama, Virginia	$90
North Dakota	$85
Arkansas, West Virginia	$80
Nevada	$75
South Dakota	$67

Lawyers down, cases up

Number of bar advocates


2,754
2,518
1999 2000 2001 2002 2003

Cases per attorney


88
97
1999 2000 2001 2002 2003

SOURCE: Committee for Public Counsel Services; The Spangenberg Group, a Newton-based consultancy, prepared for the American Bar Association.

GLOBE STAFF GRAPHIC/ JOAN McLAUGHLIN

UNITED NATIONS

Central African nation could face food crisis

The Central African Republic could face severe food shortages within months as many residents of the farming-dependent country had to eat their seed stocks before fleeing an armed rebellion that broke out last year, the United Nations said yesterday. About 1.5 million of the country's 3.8 million people were forced from their homes during the six months of fighting that began in October 2002, the UN Office for the Coordination of Humanitarian Affairs said. While many have since returned home, about 200,000 are still homeless inside the country while 40,000 others remain refugees in neighboring southern Chad, unable to return home because of roadblocks, the UN office said. (Reuters)

NOVEMBER 14, 2003

Cannibals' descendants offer apology in 1867 death

By Samisoni Pareti
ASSOCIATED PRESS



AFP PHOTO

Village chief Ratu Filimoni Nawawabalavu (right) gave Les Dester, a descendant of the Rev. Thomas Baker, a kiss yesterday while asking for forgiveness for those who killed Baker in Viti Levu, Fiji. The remote Fijian community held a ceremony of apology for the British missionary who was killed and eaten in 1867 in the village of Nabutautau.

Boston Globe

JOHN JENNINGS CRAPO

NABUTAUTAU, Fiji — Villagers in a remote Fijian community staged an elaborate ceremony of apology yesterday for the relatives of a British missionary killed and eaten here 136 years ago.

The Rev. Thomas Baker and eight Fijian followers were killed and devoured by cannibals in 1867 in the village of Nabutautau, high in the hills of the South Pacific island of Viti Levu. Residents say their community has been cursed ever since.

In a mixture of ancient pagan and modern Christian rites, the villagers have staged a series of ceremonies hoping to erase the misfortunes they believe have kept them poor. The rituals — which started about a month ago — culminated yesterday with the offering of cows, specially woven mats, and 30 carved sperm-whale teeth known as tabua to 10 Australian descendants of Baker.

"This is our third apology but, unlike the first two, this one is being offered physically to the family of Mr. Baker," Ratu Filimoni Nawawabalavu, the village's chief, said.

Nawawabalavu is the great-grandson of the chief responsible for cooking the missionary in an earthen oven.

Past apologies have not helped. In 1993, villagers presented the Methodist Church of Fiji with Baker's boots — which cannibals tried unsuccessfully to cook and eat.

There are differing accounts of Baker's demise. A villager said last month the incident started when the chief borrowed Baker's hat. Baker tried to take it back without knowing that touching a chief's head was taboo and punishable by death.

Others say the missionary lent the chief a comb, then touched his head as he tried to retrieve it from the chief's tight, curly hair.

Villagers believe that since 1867, either Baker's spirit or disapproving gods have made sure that modern developments like electricity, a school, piped water supply, and other essentials enjoyed by most Fijian villagers have been kept from them.

It was only two weeks ago that a logging company cut a track to the village. Prime Minister Laisenia Qarase, who flew into the village by helicopter for the ceremony, is leading a campaign to improve life in isolated areas.

Fiji, a nation of 320 islands, is about 2,250 miles northeast of Sydney.

TUESDAY, NOVEMBER 18, 2003

Obituaries

JOHN JENNINGS CRAPO, PRO SE

Elizabeth Lawrence, 74, scholar of human-animal relations

By Gloria Negri
GLOBE STAFF

Dr. Elizabeth Atwood Lawrence, a pioneer in the field of animal-human relations, overcame sexism in veterinary school to become perhaps the only veterinary-anthropologist in America.

She and her husband traveled to all seven continents so she could study different societies, the role animals played in them, and the interdependence of humans and animals.

Dr. Lawrence, retired professor of veterinary medicine at Tufts University, died Nov. 11 at New England Baptist Hospital of multiple myeloma. She was 74 and a resident of Westport.

Over a career that included raising a family, running a private veterinarian practice, working on a doctorate in cultural anthropology at Brown University, and teaching at Tufts, Dr. Lawrence found the time to write five major books.

Her writings reflected her lifelong love of animals. She highlighted the importance of the human-animal bond, said Dr. Paul Gambardella, former chief of staff at Angell Memorial Hospital. "Betty's work was very much in line with our mission."

When she attended veterinary school in the 1950s, there were quotas on women students and, she later wrote, "women were considered misfits and non-persons."

"Men in every position at the school made it clear that women did not belong, that we should be at home raising families and that we were unsuited to handling and treating animals," she wrote in 1997 in Anthrozoös, a multidisciplinary journal of the interactions of people and animals.

Nonetheless, Dr. Lawrence persevered and will be remembered, her Tufts colleague Paul Waldau



DR. ELIZABETH LAWRENCE

said yesterday, "not only for her important role as one of the first female graduates of a veterinary school, but also for the compassion and breadth of vision she pioneered in the study of human-animal relations generally."

She had doctorates in both veterinary medicine and anthropology and was "as far as we know, the only veterinary-anthropologist in America," said her husband, pastor of the First Congregational Church in Fall River. "I [just] carried her bags."

In studying the rodeo, Lawrence said, his wife found the animal was as important as the rider. "You take the horse away from the cowboy and there is no culture."

She even delved into the anthropological view of Mickey Mouse. "Even when you're in the deepest jungle," her husband said, "every kid has [toy] Mickey Mouse ears."

Dr. Lawrence studied the bond between the Crow Indians and their horses. In the Antarctic, her focus was the wandering albatross. In the Amazon, she studied the musician wren and wrote about the bird's relationship with humans in a lyrical 1997 book titled, "Hunting the Wren: Transformation of Bird to Symbol."

Her preface was cautionary. "By elucidating the ways in which that bird is perceived," she wrote, "a great deal can be learned about how people symbolize animals and the ways in which their symbolic views affect the treatment of those animals . . . Human destructiveness toward nature has reached tragic proportions."

Dr. Lawrence was a much sought-after speaker around the world: at the International Congress of Ornithologists in Vienna, the World Congress of Veterinary Medicine in Perth, Australia, and in Monaco, where she received a distinguished teaching award, one of many given to her.

She was born in Boston, daughter of the late Dr. Warren G. Atwood, a Fall River surgeon for whom a wing of that city's Charlton Memorial Hospital is named, and Leila M. (Redavat).

Dr. Lawrence lived in Fall River during her youth, summering in Westport for many years before moving there permanently in 1960. Dr. Lawrence's father would have liked her to practice medicine with humans, her husband said, "but she preferred the furred, finned, and feathered."

She graduated from Mount Holyoke College with a major in English. A lifelong horsewoman interested in equine medicine, she earned her doctorate in veterinary medicine from the University of Pennsylvania in 1956.

"I gave no credence to numerous individuals stressing the value of human medicine over veterinary medicine, those who said women did not have the strength and stamina to treat animals, nor to those who asserted that women's only proper destiny was devoting full time to marriage and family life," Dr. Lawrence wrote in her Anthrozoös article.

The Lawrences were married in 1957 and moved to California, where her husband was a federal prison chaplain. Dr. Lawrence got her license to practice in California.

In 1960, the couple returned to Westport and converted a barn on their property into an animal hospital, where Dr. Lawrence started a solo practice. She also rode and showed horses until she was 66 and raised Siberian huskies, which she entered in the Westminster Dog Show in Madison Square Garden. She achieved another dream, a library in her home of 15,000 volumes.

While running her home and her practice, Dr. Lawrence earned two degrees at Brown, a master of arts degree in 1976 and a doctor of philosophy degree in 1979, both in cultural anthropology.

In 1979, Dr. Lawrence was offered a professorship at Tufts, where she developed a course in human-animal interactions that she taught for 20 years. The course became mandatory for all first-year students and a national model.

"Betty was a gentle teacher who pushed her students to be rigorous and precise," Waldau said.

Dr. Lawrence retired from Tufts in 2001 but continued to advise master's degree candidates.

Besides her husband, Dr. Lawrence leaves a son, Mark, of Texas; a daughter, Rev. Priscilla A. Lawrence Melampy, of Pepperell; a sister, Marjorie Atwood of Virginia; and two grandchildren.

A celebration of her life will be held at 11 a.m. on Dec. 6 at the First Congregational Church in Fall River.

STEVE BAILEY

Downtown

King Fish

John J. CRAPO

THE BOSTON GLOBE FRIDAY, NOVEMBER 14, 2003

Once upon a time, not so long ago, actually, Bank of Boston was our dominant financial institution, not just in Boston but in all of New England. And in 1986, The Bank, as we all called it then, faced an important choice as it looked to the future. Everyone knew that Ira Stepanian, the president, was in line to replace the bank's perpetually grumpy chairman, Bill Brown, but the real contest was to see who would be next in line to run Bank of Boston. Among the next generation vying to become president: Chad Gifford, who was then running the bank's important corporate lending group; and Larry Fish, head of New England banking.

Fish is not buying the argument that banks need to get bigger to survive.

Gifford won, and went on to run the bank. Fish lost and spent several years wandering in the backwoods of the banking world. First he went to Columbia Savings and Loan Association, a Beverly Hills, Calif., thrift that eventually collapsed under a mountain of Michael Milken junk bonds. Then Fish presided over the final days of Bank of New England, the greatest bank failure in the history of the region. "I have never experienced dark like that," says Fish, now 59. "It was hard. Hard."

Life is unpredictable. Today Gifford is not done, but after agreeing to sell FleetBoston Financial Corp. to Bank of America (after agreeing to sell BankBoston to Fleet four years earlier) he is at the beginning of a two-year countdown to the end. Fish, on the other hand, looks bigger than ever, having grown Citizens Financial Group to $70 billion in assets from $3.5 billion when he arrived a decade ago. He is looking forward to growing his bank "substantially" and competing against Bank of America.

And Fish knows exactly how he is going to do it. Three words: local, local, local.

"They are a national bank, and they think nationally," Fish says. "Their press releases were full of number one in this and number one or two in that. We think locally. We think Providence. We think Quincy. . . . It is local, local. And if you do it every day, every week, every month, I think the community begins to get it and give back to you. And that is more than anything else how we have grown our business. That is hard to do when you are a national company." Fish is not buying the argument that banks need to get bigger to survive, though he plans to grow. "I don't have anything in my life that I really like that is big. I like little. I like my local Eagle hardware store. And everything we do in this company is about behaving small. I have never had a customer say to me, 'I want a really big bank.' "

He does believe, however, having local institutions matters. "Local matters a lot," he says. "What is important is leadership. A community needs business leadership. A community needs people to chair capital campaigns, and to sit on boards and participate in the life of a community, and to give back. And when you lose a headquarters you lose over time some of that leadership."

Looking ahead, Fish says Citizens, itself owned by the Royal Bank of Scotland Group in Edinburgh, the world's fifth-largest bank, is "a buyer, not a seller." Is Sovereign Bancorp, whose franchise matches up so well with Citizens in Massachusetts and Pennsylvania, on his list? "We are looking at opportunities all the time. That is all I can say."

Would things have worked out differently if Bank of Boston had chosen Larry Fish rather than Chad Gifford all those years ago? What if the Boston Red Sox had signed Jackie Robinson when he showed up for a tryout at Fenway Park in the spring of 1945? These are the kind of unanswerable questions that torment us New Englanders on long winter nights, generation after generation.

Steve Bailey is a Globe columnist. He can be reached at 617-929-2902 or at bailey@globe.com.

[redacted]

FRIDAY, NOVEMBER 14, 2003

John Jennings CRAPO

THE BOSTON GLOBE

State education head checks into hospital

By Anand Vaishnav
GLOBE STAFF

State Education Commissioner David P. Driscoll checked himself into a hospital yesterday after suffering what doctors believe was a mild heart attack, officials said.

Saying that he did not well, Driscoll drove to Melrose-Wakefield Hospital yesterday morning after speaking at a morning news conference about national test scores, Department of Education spokeswoman Heidi B. Perlman said. He underwent tests, and doctors told him he may have suffered a heart attack within the last few days, she said.

Driscoll, 61, was scheduled to be transferred last night to Massachusetts General Hospital.

"Obviously, they need to do tests to find out exactly what happened," Perlman said. "He just wasn't feeling right, and he is never sick."

Driscoll, known for his gregarious style and firm handshake, was more somber than usual at yesterday's half-hour news conference. Still, when he entered the 14th-floor suite of offices where the news conference was being held, he could be heard greeting people loudly. After news of his hospitalization spread, his offices in Malden were inundated with calls from superintendents, education groups, and parents wondering what happened.



DAVID P. DRISCOLL
Education Commissioner

Driscoll became commissioner of education in 1999. Before that, he served as deputy commissioner for six years. He was superintendent of schools in Melrose from 1984 to 1993, and got his start in education as a junior high math teacher. Driscoll also serves as president-elect of the Council of Chief State School Officers, a Washington-based association of the nation's state superintendents.

Financial

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THE BOSTON GLOBE
THURSDAY, NOVEMBER 13, 2003

John J. CRAPO. Pro Sp

Idaho endowment fund fires Strong Capital

John Jennings CRAPO


AP PHOTO
Richard S. Strong

ASSOCIATED PRESS

BOISE, Idaho — The board managing the state's $700 million endowment fund has fired Strong Capital Management Inc. as one of its investment managers amid allegations the company's founder engaged in improper mutual fund trading.

Strong Capital Management Inc. was terminated Oct. 30, endowment officials said yesterday.

Strong Capital had control over about $32 million of the endowment, which provides cash to public schools and other public institutions through investment earnings. The remainder of the money is controlled by 11 other firms.

Endowment fund manager Matthew Haertzen said the decision was prompted by the disclosure that Richard Strong, who runs Strong Capital Management, had made short-term, next-day trades.

"It brought into question for us the ethics of the top administration," Haertzen said.

The in-and-out trading, also known as market timing, is not illegal but many fund companies, including Strong, prohibit the practice because it skims profits from long-term shareholders. Strong's trades are thought to have yielded $600,000 in profits. Strong has said he will repay investors for any losses they suffered as a result.

Strong is not the only firm to lose business because of improper fund trading. Putnam Investments' assets under management have dropped by $14 billion to $263 billion since regulators accused the company of permitting selective market timing. Much of that money has been from state pension funds.

PAID

THE BOSTON GLOBE

FRIDAY, NOVEMBER 14, 2003

Settlement, new trouble for Putnam

John Jennings CRAPO

Galvin rips deal with SEC, vows more charges

By Andrew Caffrey and Jeffrey Krasner
GLOBE STAFF

Putnam Investments, the Boston mutual fund firm at the center of investigations into trading abuses that have rocked the industry, agreed to a partial resolution of fraud charges brought by the Securities and Exchange Commission yesterday. But that settlement was immediately criticized as too lenient by Massachusetts Secretary of State William F. Galvin, who said he is preparing to bring additional charges against the nation's fifth-largest fund company after discovering more employees making excessive short-term trades in company funds.

"This is the same old ineffective enforcement we've seen time and time again," said Galvin, a frequent SEC critic. "The SEC is more interested in protecting the securities industry than exposing it. It's very hard for me to believe they have thoroughly investigated the facts in a little over a week."

Galvin, who also filed fraud charges against Putnam last month for allowing money managers to rapidly trade in and out of mutual funds they supervised, said he has uncovered more wrongdoing at the firm. "We're in a position to bring additional charges against Putnam relating to other officers' activities," he said. A person involved in the investigation said Massachusetts is focusing on trades made by Putnam's general counsel, William H. Woolverton.

Woolverton did not return a call seeking comment. But Putnam chief executive Charles "Ed" Haldeman Jr. said that unlike the money managers who often held shares in funds for just a few days, Woolverton went at least 60 days between buying and selling shares

PUTNAM, Page D3

DUPL.

SELECTIVE SERVICE SYSTEM

REGISTRATION CERTIFICATE

SSS Form 2

THIS IS TO CERTIFY THAT IN ACCORDANCE WITH THE SELECTIVE SERVICE LAW

(FIRST NAME)	(MIDDLE NAME)	(LAST NAME)	
John	J	CRAPO	

SELECTIVE SERVICE NO. 19 | 117 | 37 | 136

(DATE OF BIRTH)	(PLACE OF BIRTH)		
June 16, 1937	New Bedford, Mass.		
COLOR EYES	COLOR HAIR	HEIGHT	WEIGHT
hazel	brn.	5 FT. 9 IN.	150

Other obvious physical characteristics

none

WAS DULY REGISTERED ON THE 3rd DAY OF Feb. 19 56

(SIGNATURE OF LOCAL BOARD CLERK)

(REGISTRANT'S SIGNATURE)

John J. CRAPO.
JJC/ii

JUDGE RIPS DISMAL WORK OF DEA TRIO

By DAVE WEDGE

Three federal drug agents hired to clean up New Bedford's gritty waterfront mishandled confidential informants and evidence, lied to their bosses and were among the least productive narcs in the country, according to a scathing report obtained by the Herald.

"The enforcement opera-

Turn to Page 14

BOSTON Herald

FRIDAY, NOVEMBER 14, 2003 ▪ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

BOSTON HERALD FRIDAY, NOVEMBER 14, 2003

Fijians sorry for 1867 meal

NABUTAUTAU, Fiji — Villagers in a remote Fijian community staged an elaborate ceremony of apology yesterday for the relatives of a British missionary killed and eaten here 136 years ago.

The Rev. Thomas Baker and eight Fijian followers were killed and devoured by cannibals in 1867 in the village of Nabutautau, high in the hills of the South Pacific island of Viti Levu. Residents say their community has been cursed ever since.

PAID

New Bedford mob boss gets 19-20 years

JOHN JENNINGS CRAPO, PRO SE

By J. M. LAWRENCE

New Bedford crime boss Timothy J. Mello saved his lucrative fish business from federal forfeiture by pleading guilty to racketeering yesterday but will spend 19 to 20 years in prison and pay a $500,000 fine.

Mello, 47, of Dartmouth, who was facing a life sentence, admitted to running a violent Fall River-based gambling and drug ring from 1990 until April 2002. The plea does not require him to cooperate with law enforcement.

Mello admitted to a dozen racketeering acts, including witness tampering, fraud and extortions including squeezing the former owner of Tempest Fisheries in 1994 to give him the business.

Tempest has assets of more than $3.6 million and grossed $1.7 million in 1999 alone, according to court papers. Mello bought his first one-third share with $50,000, in a paper bag.

Mello, who has 10 felony convictions, had cultivated a new image as a community leader who supported youth baseball and donated $25,000 to a school.

But a Somerset police detective became his nemesis. John D. O'Neil, a cop for 30 years, worked with the FBI to win indictments last year and searched Mello's elderly mother's home in vain for millions witnesses claimed were hidden in the walls.

Mello's partner Eric Orman, 38, of Fairhaven, also pleaded guilty to a gambling charge yesterday and faces four to 10 months in prison.

PAID

JJC/jjc

TUESDAY, NOVEMBER 18, 2003 BOSTON HERALD

THE BOSTON GLOBE

FRIDAY, NOVEMBER 14, 2003

Settlement, new trouble for Putnam

John J. Crapo. note

Galvin rips deal with SEC, vows more charges

By Andrew Caffrey and Jeffrey Krasner
GLOBE STAFF

Putnam Investments, the Boston mutual fund firm at the center of investigations into trading abuses that have rocked the industry, agreed to a partial resolution of fraud charges brought by the Securities and Exchange Commission yesterday. But that settlement was immediately criticized as too lenient by Massachusetts Secretary of State William F. Galvin, who said he is preparing to bring additional charges against the nation's fifth-largest fund company after discovering more employees making excessive short-term trades in company funds.

"This is the same old ineffective enforcement we've seen time and time again," said Galvin, a frequent SEC critic. "The SEC is more interested in protecting the securities industry than exposing it. It's very hard for me to believe they have thoroughly investigated the facts in a little over a week."

Galvin, who also filed fraud charges against Putnam last month for allowing money managers to rapidly trade in and out of mutual funds they supervised, said he has uncovered more wrongdoing at the firm. "We're in a position to bring additional charges against Putnam relating to other officers' activities," he said. A person involved in the investigation said Massachusetts is focusing on trades made by Putnam's general counsel, William H. Woolverton.

Woolverton did not return a call seeking comment. But Putnam chief executive Charles "Ed" Haldeman Jr. said that unlike the money managers who often held shares in funds for just a few days, Woolverton went at least 60 days between buying and selling shares

PUTNAM, Page D3

Boston Globe 14 Nov 2003

National assessment of reading, math

The nation's fourth-graders and eighth-graders are getting better at math, while reading scores remain steady, according to the nation's report card.

Percentage of students who performed at or above proficient

John J. CRAPO



4th grade
8th grade
READING
MATH
National average 30
Alabama 22 9
Alaska 28 30
Arizona 23 25
Arkansas 28 26
California 21 25
Colorado 37 34
Connecticut 43 41
Delaware 33 31
Washington, D.C. 10 7
Florida 32 31
Georgia 27 27
Hawaii 21 23
Idaho 30 31
Illinois 31 32
Indiana 33 35
Iowa 35 36
Kansas 33 41
Kentucky 31 22
Louisiana 20 21
Maine 36 34
Maryland 32 31
Massachusetts 40 41
Michigan 32 34
Minnesota 37 42
Mississippi 18 17
Missouri 34 30
Montana 35 31
Nebraska 32 34
Nevada 20 23
New Hampshire 40 43
New Jersey 39 39
New Mexico 19 17
New York 34 33
North Carolina 33 41
North Dakota 32 34
Ohio 34 36
Oklahoma 26 23
Oregon 31 33
Pennsylvania 33 36
Rhode Island 29 28
South Carolina 26 32
South Dakota 33 34
Tennessee 26 24
Texas 27 33
Utah 32 31
Vermont 37 42
Virginia 35 36
Washington 33 36
West Virginia 29 24
Wisconsin 33 35
Wyoming 34 39

PAID

John J. CRAPO, Pro Se AA, H...

SOURCE: National Center for Education Statistics

ASSOCIATED PRESS CHART

BOSTON HERALD THURSDAY, NOVEMBER 20, 2003

Report to suggest radical changes on use of shelter funds

JOHN J. CRAPO
Pro Se JJC/jj

By KAY LAZAR

A long-awaited report on mending the state's fractured emergency shelter system will recommend no new funding, but will suggest a "bold" restructuring of the $250 million per year Massachusetts spends to house its homeless.

Instead of a system that pours nearly half of the money into shelter beds, the report to be unveiled today urges a new approach that would shift those funds to transitional housing.

"The state's historic focus on emergency shelter is an ineffective way to manage these resources and services," states the report from the Governor's Executive Commission for Homeless Services Coordination.

The commission was created by Gov. Mitt Romney last February after several homeless people died on the streets in bitter cold. With about 1,600 families with children statewide in emergency shelters on any given night — a third in costly motels because shelters are overflowing — Romney said the solution was not to build more affordable housing.

While the new report calls for more affordable housing for the poorest of the poor — individuals making about $17,000 a year — the sweeping plan offers few specifics on that recommendation and several others.

"The devil is in the details," said Lyndia Downie, executive director of the Pine Street Inn.

Downie and other homeless advocates yesterday said they had not yet seen the report, but they applauded the plan's overall push to shift funds from shelters to more permanent housing.

Still, they said, given the likelihood of no new state funding, it might be difficult to accomplish.

"The hard question that has to be asked is, how are we going to do that, to still maintain an emergency response for people in crisis and at the same time keep moving forward?" said Joe Finn, executive director of the Massachusetts Housing and Shelter Alliance.

John Wagner, commissioner of the state's Department of Transitional Assistance and a co-author of the report, said his agency sorely needs authority to try something new. State lawmakers would have to approve a plan that would allow the DTA to shift shelter funding to more permanent housing.



GOV. ROMNEY: Said more affordable housing is key, not giving more money to shelters.

"Right now it's emergency shelter and nothing else afterward," Wagner said. "The state is spending $3,000 a month, on average, to put a family of three in a hotel or shelter when we could spend that money on something else that would house that family in a better situation."

The report also called for better coordination of the state's chaotic "patchwork" of homeless services, and suggested charging homeless people a "nominal" fee for staying in a shelter to encourage "individual responsibility."

That met with decidedly mixed reactions on the street.

"That's ridiculous. People don't have the money," said Russell, a 42-year-old homeless man in Pine Street's job training program, who asked that his last name not be used.

But Pine Street resident Nadine Harrison, 49, said several of the report's recommendations — including better coordination of services and a nominal shelter fee for users — made sense.

"For as much money that is spent (in the system) a lot of it is wasted," she said.

"If (shelter residents) have some income, I think it would be nice to give back," she said. "Nothing is free. A lot of people take too much for granted."

THURSDAY, NOVEMBER 20, 2003


ighborhood
Charities

EN GARDE — Mayor Tom Menino (left) and FleetCenter president Rich Krezwick joined FleetCenter owner Charlie Jacobs (not pictured), city officials, and sports figures for the annual Turkey Day dinner for some 600 people who might otherwise not have a holiday celebration. JOHN J. CRAPO. pro se

THE BOSTON GLOBE

WEDNESDAY, NOVEMBER 19, 2003 BOSTON HERALD

The prince and the president

JOHN J. CRAPO, PRO SE

PAID



JJC/JJC

AP PHOTO

President Bush, left, walks with Britain's Prince Charles upon Bush's arrival at Heathrow Airport in London, England, yesterday. The president begins a four-day state visit to the United Kingdom, where he will stay at Buckingham Palace.

FRIDAY, NOVEMBER 14, 2003 BOSTON HERALD

Cops snap up family's three reptiles

John Jennings CRAPO, MO

By SARA WITHEE
MILFORD DAILY NEWS

A 5-foot alligator named "Skippy" and two reptile friends were sprung from cramped quarters in a Millville home and are now headed to a warmer climate after a police raid yesterday.

Millville Chief Timothy Ryan and Environmental police seized a 2-foot spectacled caiman named "Hoppy," a Savannah monitor lizard named "Whiskey" and the alligator from the Central Street home after spotting the crocodile in a kitchen window.

Roseanne Lemieux, who let police inside her home, told them she didn't know keeping the animals is illegal. Her husband, Keith, who owns the pets, wasn't home.

Police are considering whether to file a criminal charge for possession of a crocodilian without a permit or issue a $50 civil fine.

The animals were likely bought in Rhode Island, one of four states where they're legal.

The animals are now headed to the St. Augustine Alligator Farm and Zoological Park in Florida.

The family kept the alligator in the home's basement and a large holding pen in the backyard. Officials with Rainforest Reptile Shows — who helped cops rescue them — said the animals require much more space.

"This is not an animal that should be kept as a pet," said Michael Ralbovsky, a herpetologist with the Beverly company.

"It is not a pet. This is an animal that belongs in the wild."

The crocodile was kept in a tank on the kitchen counter.



PHOTO BY KEN McGAGH/METROWEST DAILY NEWS

GATOR AID: Herpetologist Michael Ralbovsky handles 'Skippy' — a 5-foot-long alligator — one of three reptiles seized from cramped quarters in a Millville home.

John Jennings CRAPO, pro se

Obituaries

Joseph Mitchell Jr.; judge called system stacked against poor

By Tom Long
GLOBE STAFF

Joseph S. Mitchell Jr., the second African-American to serve as a Massachusetts Superior Court judge, died Jan. 14 in his Sarasota, Fla., home. He was 78.

"He worked long hours to help reduce the backlog of cases," retired Superior Court Judge Harry Elam said yesterday. "He was one of the hardest-working members of the court."

A controversial figure during his 26 years on the bench, Judge Mitchell was outspoken and often charged that the judicial system was stacked against the poor.

He had what he called philosophical differences with law enforcement officials who believed that a punishment should fit the crime, with long jail sentences for serious infractions.

"I don't believe in it," Judge Mitchell said in a published report. "I believe in helping people — making them better. You're losing the game if you don't do something to try to reintegrate people back into society."



1969 GLOBE STAFF FILE PHOTO
JOSEPH S. MITCHELL JR.

He often described the average criminal as young, poor, unemployed, and black. "Society has created, more or less, this situation," he said. "And society has to answer the problems it creates."

Judge Mitchell came under fire in 1981, when he released a prison inmate who had shot and seriously wounded two Spencer police officers. The convict had served nine years of a 36-to-40-year sentence when Judge Mitchell revised and revoked his sentence to time served. The man was picked up a few months later on handgun, drug, and car theft charges.

Angry legislators threatened to recall the judge, but the legislation never made it to committee.

In 1989, Judge Mitchell was arrested for alleged drunken driving on Commonwealth Avenue. The judge refused to take a breathalyzer test, claiming they were "a scandal," and that police "rig those all the time."

The following April, he was acquitted of driving under the influence, but convicted of driving on the wrong side of the street. As part of his sentence he apologized for his earlier remarks about the breathalyzer.

Judge Mitchell was disciplined for the incident by the Supreme Judicial Court, but remained on the bench until 1992, when he was accused of not living up to the terms of his agreement, and retired.

Judge Mitchell was born in Boston. After graduating from English High School, he served in the Army during World War II. He graduated from Bates College and Boston University Law School before joining his father in the practice of law.

He was a lawyer for the Securities and Exchange Commission and an assistant US attorney in Boston before he was appointed to the Superior Court by Governor John A. Volpe in 1966.

"He was a specialist in jury trials," said Elam. "He took a lot of cases no one wanted."

Judge Mitchell leaves his wife, Doris (Ganges); two sons, Joseph S. III of Philadelphia, and Michael of Silver Spring, Md.; a daughter, Marcene Broadwater of Chevy Chase, Md.; a sister, Laura Holland of New Rochelle, N.Y.; and four grandchildren.

A memorial service will be held at 10 a.m. tomorrow in Wiegand Brothers Funeral Home in Sarasota, Fla.


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'There was something special about him — you just knew he was going places.'

NIYI C[illegible], *Afric[illegible] studies professor*

PAID

John J. CRAPO

Secret life steals a promising future

John Jennings CRAPO. pro se.

By David Abel
GLOBE STAFF

Something happened when he raised his voice.

The quiet, chubby student, so polite that he answered professors with "yes, sir" or "no, ma'am," would suddenly find the guttural roar of a Southern preacher. And when he thundered about the need for justice or the ills of poverty, his colleagues at Boston College Law School thought they were witnessing the second coming of Martin Luther King Jr., a young man whose zeal to help the down-and-out might one day propel him to the highest offices of the land.

Arthur Cornelius Harris never made it that far. Instead, his path took him to a musty room in Boston's largest homeless shelter, where he slept on a thin vinyl mattress along with hundreds of other men. At the Long Island refuge in Boston Harbor, the aspiring attorney often seemed like just another junkie, walking about aimlessly, sometimes begging others for the money to pay for his next hit.

For a year, Harris, a 27-year-old who had made it from the ghetto to a few months shy of graduating from one of the nation's top law schools, managed to live two very different lives: he was a promising young law student and a heroin addict.

But as he lurched toward a bright future, charming judges, professors, and friends while disguising a secret none of them imagined, he could not escape the darkness of his past.



Arthur Harris, shown in a picture taken from a University of Alabama video, was to graduate from Boston College Law School this year.

Late last year, it found him.

HARRIS, Page B4

JJC/jjc

THE BOSTON GLOBE SATURDAY,

JANUARY 24, 2004

PAID

Boston Globe Jan 24 2004 J. J. CRAPO. pro se

campus. He told his friends he wanted to live with the people he planned to represent after graduation law school, because "sometimes you have to get down in the hole with them, in order to pull them out."

Not everyone accepted that explanation. He told other friends that by living in the shelter instead of a school dormitory, he could save roughly $8,000 a year. Even so, friends wondered whether there was yet another explanation for the move, something Harris would not reveal.

"It was just so puzzling," said Mary Ann Chirba-Martin, a BC law professor.

If Harris was moving to the shelter to put more distance between his two lives, he succeeded: BC colleagues never knew about his drug habit.

When Harris first arrived at Long Island in December 2002, the shelter assigned him a social-worker and a bed, No. 313. "He said he had no family, no friends, and no support, and he didn't know what he would do," said Valerie Pruitt, his case manager.

Harris made several friends at the shelter and found a lover, Ricky Negron. But last September, Negron, 31, died of a heroin overdose.

The loss devastated Harris.

"He would say, 'I wish I was with Ricky. I wish he didn't have to die,'" said Robert Wooden, 52, a friend at the shelter.

In the months before Negron died, Harris's friends at the shelter had noticed a pattern: Harris

"He was a wreck," said Ramirez, who said Harris's face was puffy, his eyes red. A white powder coated his upper lip and nostrils. "He looked like he was going to blow up." Before Harris went to bed a half-hour later, Ramirez saw him walking around slowly, hunched over, his eyes rolling and dilating.

At 5:30 the next morning, after the other men had left the shelter for the day, Harris was still in bed. He was dead.

The official cause of death will be determined in a toxicology report to be released next month, said John Cronin of the state medical examiner's office.

Harris's mother welled up with tears when she learned of her son's drug use.

"He lived a double life," she said. "I guess he knew not to tell me."

At BC, Harris had been fond of quoting the late Senator Paul Wellstone, who urged people to "never separate the life you live from the words you speak." Colleagues could not understand why Harris did not take this advice.

"It makes me think he must have been in pain, a lot of pain," said Nora Wiley, the law school's assistant dean of students. At graduation this year, she said, Harris's name will be listed as part of the class of 2004.

"Harris loved everyone," said Coker, his professor at the University of Alabama. "He fought everyone's causes, but in the final analysis, Harris forgot to love himself, and in doing that, he cheated the world of everything he could have contributed."

John J. CRAPO.

David Abel can be reached at dabel@globe.com.

pro se

a student's promising future

Sat. Jan 24 2004



Arthur Harris (right) with Cornel West, then professor of African-American studies at Harvard, in a 1999 photo.

would return from school around 7 p.m., eat in the shelter's cafeteria, and then walk the refuge's dark corridors, looking for money to buy the white powder he called "pop" — heroin.

"He would come up to me and ask me for $10 or $20," said one friend, Leon Smith, 21.

Last fall, Harris began seeking a more direct high. Rather than sniffing the drug, he asked David Johnson, a 35-year-old veteran junkie who slept a few beds away, to teach him how to shoot up.

"He didn't really understand the road it was taking him down," Johnson said.

PAID John J. CRAPO Pro Se

John J. CRAPO Pro Se

Lost potential

On Nov. 22, after e-mailing friends and professors about his plans to promote his latest cause — electing Howard Dean president — he took a bus to the shelter and met his friend, Carlos Ramirez, 23.

"Who's got pop around here?" Ramirez recalled Harris asking.

At 9:40 p.m., Ramirez found Harris on the shelter's third floor, in the television room, wearing shorts and sandals, sweating profusely

JJC/jjc

JJC/jjc

THE BOSTON GLOBE

John Jennings CRAPO

SATURDAY, JANUARY 24, 2004 pro Se

JJC/jjc

JJC/jjc

John J. CRAPO pro Se

When university president W. Ann Reynolds saw Harris working at a drugstore and realized how little money he had, she decided to pay the $3,200 tuition bill for his senior year.

Because he scored poorly on the Law School Admissions Test, Harris's application was rejected at some 20 law schools, but he was admitted to a special seven-week pre-law program for minorities at Suffolk University Law School. When Reynolds heard about this, she used her frequent flier mileage to buy his ticket to Boston.

"It was the best money I ever spent," Reynolds said.

While at Suffolk, after standing on Boston's Freedom Trail for the first time in the summer of 2000, Harris wrote in an essay: "I was reborn right there on the spot by a thought that somehow I had survived I had finally made it out."

Euphoria dissipates

A few weeks later Harris talked his way into BC Law School. On a visit to Suffolk to interview prospective students, Elizabeth Rosselot, BC Law's assistant dean of admissions, met with Harris. After a half-hour interview, she promised Harris a place in the class of 2004.

"What I saw was just an incredible determination to beat the odds," Rosselot said, adding that she could not recall admitting a student so spontaneously.

Harris's euphoria at being accepted to BC law wore off quickly. The first year of law school was grueling and Boston was different than he had expected — colder not just in its climate, but also less welcoming.

Harris told friends that the homophobia and racism he had tried to escape in Montgomery continued to haunt him in Boston. Uneasily out of the closet, poor, and living among mostly well-off white students on campus, Harris grew indignant about what he called his "suburban" law school professors, who he believed taught their students how to abide by the system instead of how to improve it.

"I, too, have a dream," he wrote in a paper titled "A Burning Desire for Justice" in the fall of his second year. "I came to the law with an understanding that I was to use it as a tool, to help stop the modern-day tidy ethnic cleansing of my people."

But law school seemed not to satisfy Harris. Friends and professors said he seemed depressed, frequently confiding in them that he felt out of place and that his creativity was drying up. It did not help that he had been diagnosed with a learning disability and earned mostly Cs.

Finding distance

During his second year at BC, he decided to move into the Long Island homeless shelter, a two-hour commute from the Newton

Boston Globe

Jan 24 2004

PAID CRAPO

Leading a double life steals

JOHN J. CRAPO. No SL

► HARRIS
Continued from Page B1

Harris grew up in Montgomery, Ala., amid the poverty, despair, and violence that he saw as the legacy of slavery. Even as a teenager, he told people he felt "an awesome" responsibility to "make America live up to her promise of equality and justice."

His first challenge was simply surviving.

A scrawny middle child growing up without a father in one of Montgomery's most dangerous housing projects, Harris could not escape the violence. Over the years, a neighbor, who enticed Harris with gifts of shirts and shoes, sexually abused him, his friends in Alabama said.

When his mother thought he was running with the wrong kids, she beat him so badly that police held him for several days at a shelter for child abuse victims. "I would whup them with a belt, wherever — wherever," Harris's mother, Mona Scott, said about her sons. "I wanted them to be afraid of me, to protect them."

Later, in college and law school, Harris would write about the hardships of his youth: about his anger at having met his father only once, at age 15; about repeated stops by police, whose profile he often fit; about his struggles with his sexuality, as relatives told him he would go to hell if he did not restrain his attraction to men.

"I challenge anyone to go to my middle school or high school, live in my neighborhood, and come out any better than I did," Harris wrote in an essay at the University of Alabama Birmingham. "Most yield to the grave, the prison, the drugs, or some other escape route. I was lucky."

Aiming to become his family's first college graduate, Harris won admission to the Birmingham campus. By his senior year, while working full time to support himself, he served as president of the student government, chairman of the Black Student Union, president of the Omicron Delta Kappa National Leadership Honor Society, and was a member of the university's mock trial team and the local YMCA's mentor program.

"There was something special about him — you just knew he was going places," said Niyi Coker, an African-American studies professor.

To protest budget cuts in the university system during his junior year, Harris led hundreds of students from schools around Alabama to the state capitol. When university trustees proposed severing the medical school from the campus, he organized a movement that hounded the trustees until they abandoned the idea. And when administrators suspended black fraternities and sororities for missing an obligatory campus meeting, he held a rally that attracted hundreds of students and local media, and ultimately got the suspension lifted. Harris's boldness won the grudging respect of university administrators.

JJC/jjc

STARR

Millicent Camille (Groper), of Key Largo, FL and Boston, MA on Wednesday, January 21, 2004. Beloved wife of John C. Starr. Loving mother of Ronald M. and Julie Druker, and the late Nancy S. Druker. Cherished grandmother of Kimberly Druker Stockwell and her husband Pel, and great grandmother of two. Dear sister of Irving Groper, Earle Pat and Eleanor Groper, Zelda and Phillip Smith, and the late Muriel Fine and Shayla Rosenberg Caroselli. Services at Temple Emanuel, 385 Ward Street, Newton, MA on Sunday, January 25 at 2:00 P.M. Memorial observance Sunday following the service and Monday through Wednesday, 2:00 to 5:00 P.M. and 7:00 to 9:00 P.M. at her son's home at The Heritage on the Garden, 300 Boylston Street, Boston. Valet parking. In lieu of flowers, remembrances may be made to the Nancy S. Druker Memorial Scholarship Fund, Boston University/School of Communications, Office of Development & Alumni Relations, One Sherborn Street, Boston, MA 02215 or The Children's Museum of Boston, c/o Millicent C. Starr, in Memory of Nancy S. Druker Fund, 300 Congress Street, Boston, MA 02210. Arrangements by the Levine Chapel, BROOKLINE, MA.

John Jennings CRAPO, Pro Se

263

Millicent C. Starr, at 82, retired Brookline teacher

Millicent Camille Starr of Key Largo, Fla., and Boston, a retired teacher, died Wednesday in Key Largo. She was 82.

Born in Brandon, Manitoba, Canada, she moved to Boston in the 1930s.



MRS. MILLICENT C. STARR

A college graduate, Mrs. Starr earned her master's degree in education from Boston University.

Mrs. Starr was a teacher at Park School in Brookline for more than 10 years.

Her first husband, Bertram Druker, was a prominent figure in Boston's development community. His projects included the Colonnade, the Hotel Kenmore and the Hotel Braemore.

Her son, Ronald M. Druker, continued the family tradition as a developer, producing such projects as The Heritage on the Garden and Atelier 505.

Ronald remembered his mother yesterday as a "lover of life."

"She was someone who devoured life," he said. "She was a wonderfully loyal daughter, sister, mother, wife, grandmother and, especially, a friend. She was a real anchor to our family."

An avid Boston sports fan, Mrs. Starr recently met Tom Brady, who, impressed with her knowledge of sports, sent her an autographed helmet. She also met Ted Williams many years ago.

She enjoyed attending her son's Little League and high school baseball games.

In addition to her son, Mrs. Starr is survived by her husband, John C.; a daughter, Julie Druker; one granddaughter, Kimberly Druker Stockwell; and two great-grandchildren.

Funeral services will be held at 2 p.m. tomorrow at the Temple Emanuel, Newton.

Burial will follow in Mishkan Tefila Memorial Park, West Roxbury.

Arrangements by Levine Chapel, Brookline.

MONDAY, JANUARY 26, 2004 ■ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

SUPER XXXVIII BOWL

DOWN TO BUSINESS

PAGE 116

Pumped Patriots touch down

PAGE 108

Pats duo engineer road to success

PAGE 2

Houston's finest: Have fun, stay cool


BUS
4
PAID

STAFF PHOTO BY STUART CAHILL

Quarterback Tom Brady waves to fans as he boards a bus in Foxboro on his way to the airport yesterday before going to Houston for the Super Bowl. Bundled-up well-wishers braved the frigid temperatures to cheer for their heroes.

John J. CRAPO PAID

MONDAY, JANUARY 26, 2004 ■ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

SUPER XXXVIII BOWL

DOWN TO BUSINESS

PAGE 116

Pumped Patriots touch down

PAGE 108

Pats duo engineer road to success

PAGE 2

Houston's finest: Have fun, stay cool



BUS
#4

STAFF PHOTO BY STUART CAHILL

Quarterback Tom Brady waves to fans as he boards a bus in Foxboro on his way to the airport yesterday before going to Houston for the Super Bowl. Bundled-up well-wishers braved the frigid temperatures to cheer for their heroes.

John Jennings CRAPO

BOSTON HERALD MONDAY, JANUARY 26, 2004


PAID
John L CRAPO

STAFF PHOTO BY KUNI TAKAHASHI

TOUCHDOWN: Patriots quarterback Tom Brady steps from the airplane into the Houston sun after arriving with the team yesterday at Ellington Airfield.

John Jennings CRAPO

BOSTON HERALD MONDAY, JANUARY 26, 2004


PAID

STAFF PHOTO BY KUNI TAKAHASHI

TOUCHDOWN: Patriots quarterback Tom Brady steps from the airplane into the Houston sun after arriving with the team yesterday at Ellington Airfield.


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BOSTON HERALD MONDAY, JANUARY 26, 2004

New Bedford man shot dead in street

A 28-year-old man was shot and killed last night in New Bedford, police said.

Officers responded to a call of shots being fired about 6:18 p.m. When they arrived, they found Raymond Andrade of New Bedford lying in the middle of Griffin Court with no vital signs. He was pronounced dead at the scene.

Police said a small car was seen fleeing the area.

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John J. CRAPO, pro se

Ice freezes ferry service to Nantucket

Thick ice forced a suspension of ferry service from Hyannis to Nantucket yesterday, and authorities warned service might be further disrupted as the cold weather continues.

"The harbor is so thick with ice that the vessels are having a great deal of trouble getting through," said Steamship Authority spokeswoman Paula Peters.

Peters said the ferry service would resume today during daylight hours with the assistance of the U.S. Coast Guard, which agreed to help the Steamship Authority for at least one day, Peters said.

"We hope that they come out the next day and help us, because if they don't we won't have any service," she said.

The Coast Guard sent the cutter Ida Lewis to break up the ice. Petty Officer Andrew Shinn said it had not been decided how long the Lewis could stay.

The last ferry to sail from Nantucket left Saturday evening and took about six hours to travel to Hyannis, a trip that usually takes two hours and 15 minutes. Thirty-three passengers were on board.

Temperatures at Nantucket are normally around 25 degrees in January, but the average this year is 18.1 degrees as of yesterday, said Bill Simpson, meteorologist for the National Weather Service.

Service for the Woods Hole-Martha's Vineyard ferry line was not disrupted because of the weather.

— ASSOCIATED PRESS

41

AG in Conn. begins probe

John J. CRAPO,

2 foundations for charities are eyed

PRO SE

By Francie Latour and Beth Healy
GLOBE STAFF

The attorney general of Connecticut yesterday launched an investigation into two private foundations, including one ranked as the state's largest, following a Globe report that documented excessive spending on costly furnishings, luxury cars, and generous trustee benefits — expenses that have drained tens of thousands of dollars away from charities.

Meanwhile, the head of a leading organization representing foundations called the report a "wake up call" for the sector and said she expects some foundation trustees and executives to face serious penalties.

"I am frankly expecting to see some perp walks," said Dorothy S. Ridings, president of the Council on Foundations, a Washington association of 2,000 foundations.

Connecticut Attorney General Richard Blumenthal said his office would examine the management of the $494 million Smith Richardson Foundation of Westport, after the Globe reported that the foundation spent thousands of dollars on art work and high-end decor and vehicles for the three top officers of the foundation which makes grants for public policy research.

"We are very seriously troubled by reports of excessive and lavish spending on questionable purposes by these charitable foundations, and we're investigating to determine whether there has been misspending," Blumenthal

INVESTIGATION, Page B4

JJC/jjc

John J. CRAPO
pro se

The Boston Globe Saturday, November 8, 2003

$9.7b is pulled out of Putnam

John Jennings CRAPO

PAID

Texas latest to fire firm in wake of fraud charges

John J. CRAPO pro se

JJCJJC

By Chris Reidy
GLOBE STAFF

PRO SE

The State of Texas has joined a growing list of investors that have withdrawn an estimated $9.7 billion from Putnam Investments since late last month, when the Boston money management company became the first to be charged with fraud in widening investigations into improper trading in the $7 trillion industry.

Institutional clients such as the state pension funds of Massachusetts, Rhode Island, and Iowa have pulled about $5.8 billion out of Putnam since the charges became public.

Individual investors have taken action to withdraw about $3.9 billion in stock funds, according to estimates calculated by AMG Data Services.

On its website, Putnam says it manages $277 billion in mutual funds.

Meanwhile, a spokesman for the Interpublic Group of Cos., a firm that owns many advertising agencies, including Hill Holliday Connors Cosmopulos of Boston, declined to comment on reports by Dow Jones Newswires that on Oct. 28 it fired Putnam, the fifth-largest US fund company, as its international fund manager.

Spokeswoman Sinead Martin said it is Putnam's policy not to comment on inflows and outflows.

Given Putnam's huge size, outflows to date are not critical, several fund consultants said, but it's impossible to say whether outflows will continue at their current pace. The withdrawals, though, may be further evidence that the findings so far in the industrywide investigation have shaken investors' trust.

"The findings to date are damning," Securities and Exchange Commission chairman William Donaldson said at a conference yesterday.

State and federal regulators say some fund companies allowed illegal trading after the market closed, or allowed some fund managers or customers to rapidly trade into and out of funds, a practice known as market timing.

On Monday, Putnam said chief executive Lawrence J. Lasser had resigned. At least four other employees have left the firm because of alleged market-timing activities.

JJCJJC

As part of a housecleaning strategy to stanch outflows, Putnam's corporate parent, Marsh & McLennan Cos., brought in Charles "Ed" Haldeman Jr. as Lasser's replacement.

But Lasser's departure didn't dissuade the Texas comptroller's office from deciding to fire Putnam, which had been advising state officials on

MUTUAL FUNDS, Page D2

Putnam assets fall $14b in one week

John J. CRAPO pro se

PAID

▶ PUTNAM
Continued from Page C1

named chairman and vice chairman of Putnam, respectively, in the shake-up last week.

Putnam's parent, Marsh & McLennan Cos., sought to assure investors that the Boston firm has enough capital to cover the withdrawals, which represent about 5 percent of Putnam's assets under management.

In its filing, Marsh & McLennan said the company had "sufficient liquidity in the market to manage" withdrawals of money by clients "without any increase in portfolio transaction costs." That is, Putnam has enough cash or access to cash that it doesn't need to sell securities to the point where it would raise trading expenses for its remaining clients.

But Marsh & McLennan also disclosed that Putnam's assets under management were $263 billion at the end of last week, or 5 percent less than the $277 billion Putnam reported at the end of October. It appears that much of the lost money was in Putnam's institutional accounts, or large client portfolios that are managed separately, rather than in its mutual funds, which is where Putnam said four of its money managers who have since been dismissed made excessive short-term trades using personal funds.

The scandals that have engulfed the mutual fund industry since early September claimed two more high-profile executives yesterday.

Alliance Capital Management Holding LP said it forced the resignations of two top executives who supervised the mutual fund unit that "allowed inappropriate market-timing transactions."

Alliance, which has more than $400 billion in assets under management, said John D. Carifa, president of Alliance Capital and chairman of its mutual fund unit, had quit, as did Michael J. Laughlin, who was chairman of the mutual funds' distribution unit.

At Putnam, the $14 billion decline in assets under management does not reflect additional billions in lost contracts with institutional accounts, such as public pension funds, that have fired Putnam in recent days, but had not yet moved their money out of the company.

Yesterday BMO Financial Group, which includes the Bank of Montreal, said it would fire Putnam as manager of its $361 million International Equity fund, saying a change "is in the best interests" of its investors.

Public pension funds that have fired Putnam alone represent nearly $6 billion, but several of those agencies, including the Massachusetts state employees account, have said it will take weeks to move such large blocks of money out of Putnam and to a new money manager.

Meantime, pension funds in other states, such as California and Nevada, have warned they soon might fire Putnam, too, which could add nearly $2 billion more to the lost-business column.

Since Putnam is paid fees based on assets under management, the shrinking pie will mean less income at the Boston-based firm, and hence smaller revenues to its New York parent.

In a research report yesterday Merrill Lynch analyst Jay A. Cohen said the rate of withdrawals from Putnam could lead him to again lower profit estimates next year for Marsh & McLennan from his current forecast of $3.10 a share. Just a week ago, Cohen had shaved 10 cents off Marsh's earnings for next year because of "difficulties at Putnam."

For now, Cohen and other industry analysts said Putnam is big enough to withstand the current losses.

"The redemptions to date are not of the magnitude that threaten its dominant position in the industry," said T. Neil Bathon, president of Financial Research Corp., a Boston firm that tracks the mutual fund industry.

Bathon said he expects Putnam to conduct a sustained public relations campaign, over the next six to nine months, to convince investors it is "committed to leading the industry in reform," as it says in its print ads. Putnam will have to show that it is taking concrete steps, Bathon said, such as "a zero-tolerance policy that results in immediate termination for anyone who violates" company policies.

But other critics said the public relations campaign may be too late for Putnam.

"Tarnished brands seldom come back on Wall Street," said Max Rottersman, who runs FundExpenses, a New York firm that tracks mutual funds financial data.

Putnam spokeswoman Nancy Fisher said the print ads "are part of a larger communications strategy. We're considering doing more. We're monitoring it and will make decisions going forward."

A Marsh & McLennan spokeswoman didn't return a call seeking comment.

PAID

Andrew Caffrey can be reached at caffrey@globe.com.

JJC/jjc

boston.com **For documents and background of the mutual fund investigations, click on the market-timing link at www.boston.com/business.**

State auditor faults consultant deals for New Bedford aquarium

John J. CRAPO, pro se JJC/jjc

ASSOCIATED PRESS

A state audit released yesterday faulted officials overseeing a proposal to bring an aquarium to New Bedford for not maintaining tougher controls over consultant contracts.

The audit found that more than $1.5 million of the project's consultant contracts were not competitively bid. The audit also found that some consultants were paid without adequate documentation of services.

In one case, former US representative Gerry Studds, a consultant who formerly functioned as the Oceanarium Corporation's executive director, submitted a monthly bill for $10,000 for "professional services."

The bill gave no indication of the hours worked, services provided, or hourly rate of compensation, according to the audit.

A phone message left yesterday at a telephone number listed for Studds was not immediately returned.

"Before the project becomes reality, the Oceanarium Corporation should continue to strengthen its controls over contract management and other areas of its financial operation," said a statement released by state Auditor Joseph DeNucci.

DeNucci said Oceanarium officials have begun to address some of the concerns in the audit, including the development of a new contract review and approval process.

A separate report from the state inspector general's office criticized the actions of Peter Nessen, a former member of the state Board of Higher Education and a former top education adviser to Governor Mitt Romney.

The inspector general's report found that while Nessen was still a member of the Board of Higher Education, he was paid by the Oceanarium to negotiate a contract with the University of Massachusetts at Dartmouth, which is overseen by the board, to establish a marine sciences research institute run by the university and the Oceanarium.

Under the proposal, the board overseeing the joint institute would be controlled by the Oceanarium and would decide how to distribute any profits from research conducted by the institute.

The inspector general's report also said that Nessen failed to fully disclose the nature of his activities to the state Ethics Commission, particularly his role in trying to negotiate the contract.

PAID J.J. CRAPO pro se JJ PAID

New York Report

The New York Times

John J. CRAPO, pro se

An Epitaph for Madame Chiang: 'Mama'

Chinese War Orphans Grieve, Recalling Her Lifelong Interest in Their Well-Being

By JOSEPH BERGER

For half a century, she was a flinty symbol of a political dream, the reunification of Taiwan and China under a non-Communist government.

But those who came to pay their respects before the flower-bathed coffin of Madame Chiang Kai-shek in Manhattan yesterday did not include a parade of heads of state and ambassadors. Rather, the modest streams of mourners were mostly made up of people whose lives she had intimately touched, like the orphans of Nanjing, children whose fathers died fighting the Japanese in World War II.

Now well into their 60's and beyond, half a dozen waited their turn in line, bowed their heads several times to the dark bronze coffin, then bowed their heads to Madame Chiang's niece, nephew and other relatives. Later, outside the Frank E. Campbell chapel on Madison Avenue at 81st Street, they told how Madame Chiang had set up a school for more than 300 of the dead soldiers' children in Nanjing and visited them regularly, taking them to church services and sometimes tucking them in at night.

When the Communists sent her husband, Chiang Kai-shek, and the Nationalists into exile on Taiwan in 1949, she moved the school there and kept in touch with many of the orphans for the rest of her life.

"We called her Mama, and she always tell everybody, 'These are my kids,'" said Flora Lee, speaking for her husband Gien-Feng Lee, 68, a retired businessman, who stood alongside her but whose English was less firm than hers.

Another orphan, Dr. Howard Shiang, 65, a cardiac researcher at Mount Sinai Hospital, wept as he told how he had planned to show Madame Chiang a scientific paper he had delivered at a conference in Seattle, wanting her to be proud of him as a parent might, but then learned she had died.

"Every moment, we remember everything came from her," he said.

Madame Chiang, who never bore children of her own, died on Thursday at the age of 105 in her apartment on Gracie Square on the Upper East Side of Manhattan. For much of her life, she was a deft and sometimes polarizing politician and, after the Nationalists fled China, a spellbinding promoter for the party, who at times had a brutal reputation. Even the Communist Chinese seem, at the end, to have come to respect her fierce affection for her homeland.

The Chinese government sent condolences; using the name she was born with, it said that Soong Mei-ling "had been dedicated to the Chinese people's war of resistance against Japanese aggression, opposed to separating the nation, and hoped for the peaceful reunification across the Taiwan Straits and the flourishing of the Chinese nation."


CHAPEL

Suzanne DeChillo/The New York Times

Tsunsan Chang, left, and Jim Fang, who lost parents during the struggle against the Japanese in World War II, paid their respects to Madame Chiang Kai-shek yesterday at her wake in Manhattan. She set up a school for orphans of the war.

At a wake, some evoke a historical figure's personal qualities instead of her politics.

Still, her death could not escape the diplomatic delicacies of a divided China and a Taiwan in limbo.

Madame Chiang wanted to be buried in China, but not in a China dominated by the heirs of the Communist revolution. Her husband's body is kept in a mausoleum in Taiwan for eventual burial in China. Madame Chiang's family said that she did not want to be rejoined with her husband in Taiwan, so her coffin will be placed in a mausoleum today in Ferncliff Cemetery in Hartsdale, Westchester County, near the body of her sister Soong Ai-ling, and she will join her husband if Taiwan and China are reunited.

To complicate the arrangements, the president of Taiwan, Chen Shui-bian, will be passing through New York on his way to Panama on Friday and is planning to pay his respects. Local Chinese-language newspapers reported a couple of days ago that there was a debate within Madame Chiang's family over whether the president would drape her coffin with a Taiwanese flag or simply present the flag to her family in her apartment on Gracie Square. With concerns that using the flag at a public event might chafe at the sensitivities of the Beijing government, and annoy American diplomats as well, the family decided simply to have the president present the flag in the private visit, the newspapers said.

However, Leo Soong, her nephew, 57, shrugged off the articles in the Chinese newspapers and said that the reason the flag was not draped over the coffin was that Madame Chiang would be interred before the president arrived. There will be a memorial service Wednesday at St. Bartholomew's Church on Park Avenue and 50th Street in Manhattan.

The arrangements are further complicated by differences between the Chiang family and the current Taiwanese government, dominated by the party that defeated Madame Chiang's party, the Kuomintang, after 50 years. Mr. Chen has advocated the declaration of an independent republic, separate from the mainland. The Chiang family still keeps a quixotic hope for a reunified China.

Even Mr. Soong, her nephew and the former president of the Crystal Geyser water company, in an interview at the funeral home, chose to emphasize Madame Chiang's personal qualities. He talked about her bravery in exposing herself to ambushes by Japanese fighter planes, but he also remembered her cooking fudge for him when he visited her in Taiwan during summers as a child.

"She was quite a woman," he said. "I loved her."

CITY OF TAMPA

Pam Iorio, Mayor



John J. CRAPO, pro se

Dear Residents and Visitors:

Discovering In-Town Tampa has never been easier or more enjoyable than it is today. A leisurely ride inside one of our new streetcars will move you through the city, allowing you to explore the rich culture of historic Ybor City, the deep sea creatures of the Florida Aquarium, and the vibrant social scene along our waterfront. The city's downtown core offers an emerging cultural arts district, an active sports arena, and a host of dining possibilities.

Whether it's spending a quiet afternoon in the park or exploring an exciting entertainment complex, Tampa has what you're looking for. Inside this guide is a comprehensive listing of downtown attractions, restaurants, nightlife and transportation opportunities.

Take in all In-Town Tampa has to offer and enjoy your visit.

Tampa Mayor Pam Iorio

Pam Iorio

306 E. Jackson Street, 1N • Tampa, Florida 33602 • (813) 274-8251 • Fax: (813) 274-7050

TampaGov

JJC/jjc

IN-TOWN TAMPA GUIDE & MAP

featuring

In-Town Tampa Transit System

TECO Line Streetcar System

Uptown ↕ Downtown Connector Trolley

Table of Contents

DISCOVER IN-TOWN TAMPA

FALL 2003 ISSUE
ANNUAL CIRCULATION: 1,000,000
COVER PHOTO BY: ED CRAWFORD, HART
4940 72nd Ave North • Pinellas Park, FL 33781
813-237-6277 • fax 813-229-6439
1-888-FLA-MAPS
©2003 CJ Publishers, Inc.

HARTline Going places.

Official In-Town Tampa Guide & Map

DISCOVER IN-TOWN TAMPA

In-Town Tampa encompasses the areas of **Downtown Tampa, the Channel District, Ybor City, Harbour Island, Davis Island, Hyde Park and South Howard.** Collectively, this area offers a myriad of entertainment venues, shopping choices, award-winning restaurants and exciting residential & commercial development.

Inside you will find up-to-date, easy-to-use maps of In-Town Tampa which highlight the abundant parking and convenient access to the In-Town Tampa Transit System. The routes, stops, schedules and fare information are all easily referenced. Comprehensive business listings are included to help quickly locate where you want to go. And there's also an events calendar with all the major happenings in the In-Town area.

Whether you are a visitor to our fine city or a local resident, we hope this guide helps you to... Discover In-Town Tampa!



PAID
CRAPO



CHANNEL DISTRICT
HARBOUR ISLAND
MAP D
STREETCAR TECO LINE SYSTEM
Route & Stops
MON–WED 11am–10pm
THU 11am–11pm
FRI 11am–2am
SAT 9am–2am
SUN Noon–8pm
Service every 15-20 minutes
Service every 30 minutes 9am–11am and 1am–2am
NOTE: Boarding a streetcar by the final departure time listed ensures access to each station along that route.
Exact Fare or HARTride Card required
Uptown Downtown Connector
Route 96 Trolley FREE
Route & Stops
TROLLEY HOURS
Mon–Fri: 6am–6pm
Service every 10-15 minutes
MAP LEGEND
TECO Line Streetcar Route & Stops
Uptown/Downtown Connector Route & Stops
Map Locator Number (see Map Index)
Public Parking Lots / Garages
One Way Streets
Visitor Information
Hospitals
© Copyright 2003 CJ Publishers, Inc.
Scott St
Laurel St
Tampa Bay Performing Arts Center
Library
William F. Poe Garage
Hillsborough River
Tampa Museum of Art
400 North Ashley
Radisson Riverwalk
100 North Tampa
Wachovia Center
Tampa Convention Center
Tampa History Center
Whiting Street Garage
University of Tampa
Henry B. Plant Museum
Grand Central Ave
To Hyde Park & S Howard
Cleveland St
LEE ROY SELMON EXPRESSWAY
Platt St
Azeele St
Verne St
Bayshore Blvd
DeLeon St
Tampa Tribune
Publix
DAVIS ISLAND
Tampa General Hospital
Wyndham Harbour Island Hotel
One Harbour Place
Tampa Theatre
Federal Courthouse
Residence Inn
Courtyard
Polk St
Zack St
Tyler St
Cass St
Franklin St
Florida Av
Morgan St
Kennedy Blvd
Madison
Twiggs St
Brorein St
2 Blocks
PAID

Meeting the Minds Dr. Raffi Tachdjian

John J. CRAPO, MSc



GLOBE STAFF PHOTO/PAT GREENHOUSE

Dr. Raffi Tachdjian lets Adam McGugin, 3, strum his guitar at Massachusetts General Hospital. Tachdjian, also a musician, uses proceeds from his CDs to buy instruments for patients.

Mass. General resident finds music strikes a healing chord

By Martha Bartle
GLOBE CORRESPONDENT

Dr. Raffi Tachdjian, a 34-year-old pediatric resident at Massachusetts General Hospital, doesn't wear a lab coat, doesn't drape a stethoscope around his neck, and doesn't carry a stack of medical charts on a clipboard. He carries his guitar instead.

Last summer, inspired by a 16-year-old guitar-playing patient who died from a rare kind of bone cancer, Raffi, as he is known to colleagues and patients, produced a CD of his own music and began selling it to the public through local music stores.

Dr. Raffi Tachdjian

PAID

J.J. CRAPO, Prof.

Age: 34
Home: Boston
Education: Studied physiology at the University of California at Los Angeles; received his medical degree from the University of Alabama at Birmingham; residency at Massachusetts General Hospital.
Biggest knowledge gap: Never heard of the children's troubadour "Raffi," famous for songs like "Baby Beluga" and "Apples and Bananas."
Website that sells his CD: www.reflectronic.com

PAID

FAST FREE DELIVERY

John J. Crabo, pro se

ITALIAN EXPRESS



PIZZERIA

Subs • Salads • Pasta

Wings • Burgers

FREE Delivery - minimum 10.00 dollars.
Drivers work for tips.

10% OFF for USF & UT Students (need to show ID)

Open 7 Days a Week

11 AM - 2:00 AM

(813) 632-8181
(813) 632-8484

Prices are subject to change without notice

VISA MasterCard

NO CHECKS PLEASE

AND TOSSED STONE (ED NEW YORK STYLE THIN CRISPY PIZZA

	M 12"	XL 16"
E	6.99	7.99
RONI	7.99	8.99
RONI & SAUSAGE	8.99	10.99
: LOVERS (pper, mushroom, onion, tomato, garlic)	9.99	11.99
.OVERS (, sausage, ham, beef, bacon)	9.99	11.99
:ME	11.99	13.99
EN FLORENTINE (ite sauce, chicken, spinach, onion, garlic)	9.99	11.99
IAN (apple)	8.99	10.99
I CHICKEN	9.99	11.99
PIZZA	10.99	12.99
CH (ce, spinach, mushroom, garlic)	9.99	11.99
AN PIZZA (ef, cheddar cheese, onion, tomato, jalapeno)	10.99	12.99
((ce, feta cheese, onion, garlic, pepperoncini)	9.99	11.99
(PIZZA (ion, g-pepper)	10.99	12.99



al Items: *Pepperoni, Ham, Beef, Black Olive, r, Garlic, Sausage, Bacon, Pineapple, Mushroom, tichoke, Jalapeno, Spinach, Anchovies, Chicken, ive, Feta Cheese, Shrimp, Crab 75¢*

OUR FAMOUS REAL JUMBO WINGS

ledium, Mild, Garlic, BBQ, Honey-BBQ, Teriyaki picy, Hot-Garlic, Honey-Garlic, Teriyaki-Garlic)

S w/1 Blue Cheese & Celery	4.99
S w/2 Blue Cheese & Celery	8.99
S w/3 Blue Cheese & Celery	12.99
S w/4 Blue Cheese & Celery	16.99
S w/5 Blue Cheese & Celery	20.99

REAL HOMEMADE DINNERS AND PASTA ENTREES

(All Pasta Entrees Served with Salad and Garlic Bread)



SPAGHETTI w/Garlic Butter or Parmesan Cheese	4.99
BAKED SPAGHETTI w/Mozzarella	4.99
SPAGHETTI w/Meat Sauce	5.95
SPAGHETTI w/Meatballs	5.95
CHICKEN PARMIGIANA	6.99
BAKED ZITI	[illegible]
BAKED ZITI w/Meat Sauce	5.95
FETTUCCINI ALFREDO	6.95
CHICKEN FETTUCCINI ALFREDO	7.99
SEAFOOD FETTUCCINI ALFREDO	7.99
EGGPLANT PARMIGIANA	5.99
CHICKEN CACCIATORE	6.99
JUMBO STUFFED SHELLS	5.99
MANICOTTI	5.99
RAVIOLI	5.99
VEAL PARMIGIANA	6.99
LAYERED LASAGNA	6.95

LARGE SALADS



CAESAR SALAD (Romaine, parmesan, crouton, lettuce, cucumber)	3.99
CHICKEN CAESAR SALAD (Romaine, parmesan, crouton, lettuce, cucumber)	4.99
CHEF SALAD (Lettuce, tomato, ham, cheese, egg, olive)	5.90
CHICKEN CHEF SALAD (Lettuce, tomato, chicken, cheese, egg, olive)	5.90
TUNA CHEF SALAD (Lettuce, tomato, tuna, cheese, egg, olive)	5.90
GREEK SALAD (Lettuce, tomato, onion, feta, pepperoncini, g-pepper, olives, ham, potato salad)	5.90
ANTIPASTO SALAD (Pepperoni, ham, lettuce, tomato, cheese, onion, olive, g-pepper)	4.99
GARDEN SALAD (Lettuce, tomato, cucumber, g-pepper, onion)	4.75

Dressings: Ranch, Thousand Island, Blue Cheese, Italian, Caesar, Honey Mustard, French
Extra Dressing .50¢

PAID

CALZONES

JUMBO 16" CALZONE (Red or white sauce, mozzarella, 1 topping)	5.99
JUMBO 16" STROMBOLI (Red or white sauce, mozzarella, ham salami, pepperoni)	6.99
JUMBO 16" GYRO CALZONE (White sauce, gyro, onion, feta cheese)	7.99
STEAK CALZONE (Red or white sauce, steak, mozzarella, onion)	9.99
VEGGIE CALZONE (Onion, g-pepper, olive, mushroom, tomato and garlic)	7.99

GYROS

GYRO	4.25
CHICKEN GYRO	4.25
GYRO PLATTER (w/Salad & Fries)	6.99
CHICKEN FAJITA WRAP	4.25

KID'S STUFF
CHEESEBURGER & FRIES [illegible]
CHICKEN FINGER & FRIES 2.99
10 PCS SHRIMP & FRIES 2.99

APPETIZERS

MOZZARELLA STICKS w/Marinara	4.25
POTATO SKINS w/Sour Cream	4.50
SEAFOOD POTATO SKINS w/Sour Cream (crab & shrimp)	4.99
21 SHRIMP, FRIES & SALAD	7.50
CHICKEN TENDERS & FRIES w/Sauce	5.99
BATTERED MUSHROOMS w/Marinara	3.99
JALAPENO POPPERS w/Marinara	4.49
BUFFALO SHRIMP, FRIED & BREADED	4.99
EGG ROLL CHICKEN 3 pcs (Sour Cream)	4.90
EGG ROLL SHRIMP 3 pcs (Sour Cream)	4.90
CALAMARI RINGS	4.90
ONION RINGS	2.50
FRENCH FRIES Sm	1.50 Lg 2.99
LG CHEESE FRIES	3.49
LG CHEESE BACON FRIES	3.99

BREAD STICKS 6 PCS 1.99
BREAD STICKS 6 PCS w/Cheese 3.99
(Bread Sticks served with Marinara Sauce)

APPETIZER POWER SAMPLER 7.99
(3 Jalapeno poppers, 3 Mozzarella sticks, 3 Potato Skins, 1 Chicken Tender)

COLD OR HOT SUBS

	8"	16"
STEAK & CHEESE (Steak, onion, provolone, lettuce, tomato, mayo)	4.25	7.75
PHILLY STEAK & CHEESE (mushroom, onion, provolone, lettuce, g-pepper, tomato, mayo)	4.75	8.49
MEATBALL (Mozzarella, spaghetti sauce)	4.25	7.75
CHICKEN PARMIGIANA	4.25	7.75
CUBAN, PRESSED OR NOT (Ham, salami, mustard, lettuce, tomato, mayo, pickle)	4.25	7.75
ITALIAN (Ham, salami, provolone, lettuce, tomato, mayo, onion, green pepper, Italian dressing)	4.50	7.99
CLUB (Roast beef, ham, turkey, mustard, lettuce, tomato, mayo)	4.50	7.99
TURKEY (Lettuce, tomato, mayo, mustard)	4.25	7.25
HAM (Lettuce, tomato, mayo, mustard, cheese)	4.25	7.75
CHICKEN SALAD SUB (Lettuce, tomato, mayo)	4.25	7.75
EGGPLANT PARMIGIANA (Mozzarella, marinara sauce, parmigiana cheese)	4.25	7.75
TUNA SALAD SUB (Lettuce, tomato, mayo)	4.50	7.99
B.L.T. (Bacon, lettuce, tomato, mayo)	4.25	7.75



BURGER PLATTERS

(All Burger Platters Served with Fries and Salad)

HAMBURGER	3.95
CHEESEBURGER	4.95
BACON CHEESEBURGER	5.25
DOUBLE CHEESEBURGER	5.95
BACON DOUBLE CHEESEBURGER	6.95

DESSERTS



BAKLAVA	1.85
CARROT CAKE	1.85
CHOCOLATE CAKE	1.85
NEW YORK STYLE CHEESECAKE	1.85

BEVERAGES

2 Liter Soda	1.95
20 Oz. Bottled Water	95¢

Pepsi, Diet Pepsi, Coca Cola, Mountain Dew, Dr. Pepper, Sierra Mist, Tea, Lemonade

FAST FREE DELIVERY

Tampa Bay Pizza

Experience gives the best!

Salads • Pasta • Wings
Gyro • Burger • Subs
Take Out • Delivery

FREE Delivery - minimum 10 dollars.
Drivers work for tips.

Open 7 Days a Week

Monday through Sunday - 11 AM - 3:30 AM

972-4244

Phone Ahead and Your Order Will Be Ready When You Arrive

God Bless America!

Prices are subject to change without notice.

Yes, Checks Please

1 1 X-Large Cheese Pizza 20 Wings $14.95 DO NOT CUT COUPON • ORDER BY NUMBER	**6** 1 X-Large 2 Topping Pizza (1) 2 liter Soda $10.50 DO NOT CUT COUPON • ORDER BY NUMBER
2 2 X-Large Cheese Pizza (1) 2 liter Soda $15.50 PAID DO NOT CUT COUPON • ORDER BY NUMBER	**7** 1 X-Large 1 Topping Pizza 1 Jumbo Calzone (1) 2 liter Soda $15.00 DO NOT CUT COUPON • ORDER BY NUMBER
3 2 X-Large 1 Topping Pizza (1) 2 liter Soda $17.50 DO NOT CUT COUPON • ORDER BY NUMBER	**8** 2 Medium 1 Topping Pizza 20 Wings $21.00 DO NOT CUT COUPON • ORDER BY NUMBER
4 John J. CRAPO 1 X-Large Cheese Pizza JJC 1 Large any Salad $12.00 JJC DO NOT CUT COUPON • ORDER BY NUMBER	**9** Pro Re 1 X-Large Cheese Pizza 1 X-Large 1 Topping Pizza 1 X-Large 2 Topping Pizza (1) 2 liter Soda $25.00 DO NOT CUT COUPON • ORDER BY NUMBER
5 1 Medium Cheese Pizza 10 Wings 1 can of Soda $11.00 DO NOT CUT COUPON • ORDER BY NUMBER	**10** 1 Spaghetti w/Meat Balls 1 Layered Lasagna 1 X-Large 1 Topping Pizza (1) 2 liter Soda (2 Side Salads & 2 Garlic Bread) $19.90 DO NOT CUT COUPON • ORDER BY NUMBER

M & N CAFE
610 E. POLK STREET
TAMPA, FL

John J. CRAPO

#157

1 C TURKY PRO SE IN 4.65

TXTL	.33
TOTL	4.98
CASH	5.00
CHNG	.02

JULIA

1010 14:10 #01 OCT.30 REG0001

PAID

WH SMITH GIFT SHOP # 303

3432069 ALTOIDS WINTERGR 3.99 T

John J. CRAPO Pro Se

SUBTOTAL	3.99
TAX	0.28
TOTAL	4.27
CASH	(5.00)
CHANGE	0.73

Cshr 9121 Caroline 53 # 69

Register: REG1 Oct 30 10:00 AM

Thank You

PAID

Au Bon Pain

South Station

Office Catering Specialists 800-765-4227

John J. CRAPO, Pro Se

STORE #511

QUESTIONS - CONCERNS?

Call us at 1 800 TALK ABP

Visit us at our web site:

http://WWW.AUBONPAIN.COM

Ticket #92

2003-11-01 6:10 PM

511 2 57 92

PAID

Lg. Orange Juice	2.49
Premium Cookie	1.19
TO GO	3.68
Tax	.18
Amount Due	$3.86
$10 CASH	$10.00
Change	$6.14

THANK YOU FOR CHOOS
DUNKIN DONU
1138 WASHINGTON STREET
John J. CRAPO
10/28/03 000002
#0087 8:37AM REG #20002
Pro Se
P009150
MD ORIG BLEND $1.48
P061220
LG MILK $1.25
P115101
1 FANCY $0.90
MDSE ST $3.63
TAX1 $0.12
PAID John J. Crapo
ITEMS 3
CASH $3.75

Kinko's (617) 973-9000
2 Center Plaza
Boston, MA 02108
John J. CRAPO Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
1 FAX DOMESTIC SEND			
2.00	0.00	2.00	2.00
1 FAX DOMESTIC SEND			
1.50	0.00	1.50	1.50

SUB 3.50 TX 0.18 TOT 3.68
CASH 5.00
CHG 1.32
PAID John J. CRAPO
CW 120 TR 450684 RG 2 10/18/03 12:31
Visit us @ http://www.kinkos.com

LAWYER'S STATIONERY
101 ARCH ST.BOSTON,MA
617-951-2729
DATE 10.17.03 FRI
PAID
John J. CRAPO Pro se

NO TAX	$12.00
NO TAX	$8.00
SUBTOTAL	$20.00
TOTAL	$20.00
CASH	$20.00
CLERK 1	NO.090351
TIME 12:13	9999

CVS PHARMACY
2 CENTER PLAZA, BOSTON, MA
PHARMACY: 523-3653 STORE: 523-1105
John J. CRAPO Pro Se
REG#04 TRAN#3460 CSHR#017311 STR#2256

1 BOUNTY SING R 60CT 1.19T
1 HANES'S MENS 3 PK 4.99N
1 BOXER BRIEF M 7.99N
1 MENS VNECK TS M 9.99N

4 ITEMS
SUBTOTAL 24.16
MA 5.0% TAX .06
TOTAL 24.22
MASTERCARD 24.22
************0483 MS
CHANGE .00

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
OCTOBER 26, 2003 9:23 AM

RETURNS WITH RECEIPT THRU 12/25/2003

7-ELEVEN
8 PARK PLAZA
BOSTON MA 021163952
6177202171
STORE#: 32480
TRY OUR NEW ISLAND SORBET
ONLY AT 7-ELEVEN

John J. CRAPO

1	New York Times Daily	1.00
1	Boston Globe Daily	0.50
1	BIC Lighter	1.69T
1	BIC Lighter	-1.69TV

pro Se

SUBTOTAL	1.50
TOTAL DUE	1.50
CASH	1.50

PAID

THANK YOU
T#01 OP25 TRN7830 03/10/28 09:53 am

Hudson News
Penn Station
New York, N.Y. 10001

John J. CRAPO
Store:212
pro Se

$1.00 Newspaper	1.00	D
Newspapers	.95	
Sale Total	.95	
Cash	2.00	
Change	.05	

PAID

*** Thank You ***

TRN# 420248 11/01/03 9:56 AM
Terminal# 11, Drawer# 01, Cashier# 03202

HARVARD COOPERATIVE SOCIETY

4145 CASH-1 4584 0300 013

John J. CRAPO PRO SE

00856200057

Battery PRO SE MDS 1 1.49

SUBTOTAL 1.49

5% SALES TAX .07

TOTAL 1.56

Cash 2.00

CHANGE .44

Please visit us at www.thecoop.com

10/25/03 12:52 PM

PAID

HARVARD COOPERATIVE SOCIETY

5053 CASH-1 6819 0300 017

John J. Crapo, PRO Se

03161904695

THESIS PAPER MDS 1 13.50

02[illegible]886226

Travel Acces MDS 1 24.98

SUBTOTAL 38.48

5% SALES TAX 1.92

TOTAL 40.40

Cash 100.00

CHANGE 59.60

Please visit us at www.thecoop.com

10/27/03 2:27 PM

PAID

HARVARD COOPERATIVE SOCIETY

John J. CRAPO

3708 CASH-1 7954 0300 016

pro se

75885920297

alarm clock MDS 14.99

SUBTOTAL 14.99

5% SALES TAX .75

TOTAL 15.74

Cash 20.00

CHANGE 4.26

Please visit us at www.thecoop.com

10/25/03 12:38 PM

PAID

HARVARD COOPERATIVE SOCIETY

John J. CRAPO

3188 CASH-1 3887 0300 014

04949401957

Convenience MDS 1N 2.50

04949401957

Convenience MDS 1N 1.75

TOTAL 4.25

Cash 10.00

CHANGE 5.75

Please visit us at www.thecoop.com

10/27/03 2:39 PM

PAID

HARVARD COOPERATIVE SOCIETY

3708 CASH-1 7955 0300 016

John J. CRAPO, pro Se

68441851611

Key Tags	MDS 1	6.98
	SUBTOTAL	6.98
	5% SALES TAX	.35
	TOTAL	7.33
Cash		10.00
	CHANGE	2.67

PAID

Please visit us at www.thecoop.com

10/25/03 12:43 PM

Phone: (   )   -
Fax: (   )   -

Name & Address

J CRAPO
P O BOX 400151

CAMBRIDGE MA 02140
CHECKED IN BY: JEM AT: 21:49
CHECKED OUT BY: AT:

Room	7
Arrive Date	10
Dept. Date	10
Folio#	
Room Rate	
Account	0
Mkt/Seg	4
Page	1

PAID

J. J. CRAPO

Independently owned by and operated by

DATE	CODE	REFERENCE	ID	DESCRIPTION	CHARGES	PAYMENTS	B
10/29	911	1029000	JEM	CASH	$ .00	$ -188.16	$
				TOTAL			$

ACCOUNT NO. XXXXXXXXXXXXXXXX	DATE OF CHARGE XX/XX/XX
CARD MEMBER NAME XXXXXXXXXXXXXXXX	FOLIO NO./CHECK NO. XX-XXXXXX-XX
ESTABLISHMENT NO. & LOCATION ESTABLISHMENT AGREES TO TRANSMIT TO CARD ISSUER FOR PAYMENT XXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXX, XX XXXXX	AUTHORIZATION XXXXXX PURCHASE & SERVICES XXX
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Holiday Inn
HOLIDAY INN CITY CENTRE
111 W. FORTUNE
TAMPA, FL 33602
Phone: (813) 223-1351
Fax: (813) 221-2000

PAID
J Crapo

[redacted]

J CRAPO
P O BOX 400151

CAMBRIDGE MA 02140
CHECKED IN BY: JEM AT: 21:49
CHECKED OUT BY: MLO AT: 07:25

Room	718 1-1
Arrive Date	10/29/03
Dept. Date	10/31/03
Folio#	346545
Room Rate	84.00
Account	0-00001
Mkt/Seg	4-GRT
Page	1

Independently owned by and operated by

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	BALANCE
10/29	911	1029000	JEM	CASH	$ .00	$ -188.16	$ -188.16
10/29	114	1029001	MLO	DISCOUNT	$ 84.00	$ .00	$ -104.16
10/29	811	1029002	MLO	ROOM TAX	$ 10.08	$ .00	$ -94.08
10/30	114	1030000	JCW	DISCOUNT	$ 84.00	$ .00	$ -10.08
10/30	811	1030001	JCW	ROOM TAX	$ 10.08	$ .00	$ .00
				TOTAL			$ .00

ACCOUNT NO. XXXXXXXXXXXXXXXX	DATE OF CHARGE XX/XX/XX	I.D. XXX
CARD MEMBER NAME XXXXXXXXXXXXXXXX	FOLIO NO./CHECK NO. XX-XXXXXX-XX	
ESTABLISHMENT NO. & LOCATION (ESTABLISHMENT AGREES TO TRANSMIT TO CARD ISSUER FOR PAYMENT) XXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXX, XX XXXXX	AUTHORIZATION XXXXXX PURCHASE & SERVICES XXXXXXXX.XX	
CARD MEMBERS SIGNATURE X	TOTAL AMOUNT	XXXXXXXX.XX

MERCHANDISE AND OR SERVICES PURCHASED ON THIS CARD SHALL NOT BE RESOLD OR RETURNED FOR A CASH REFUND

Holiday Inn®

CITY CENTRE

October 29, 2003

PAID John J. Crapo, pro se

Dear J. Crapo:

It is our distinct pleasure to "*Welcome*" you to the Holiday Inn City Centre in beautiful Tampa Bay.

As a *Priority Club Member* you will enjoy our ***Executive Club Lounge*** located on the 14th floor, open for your convenience, ***daily, 3:00p.m. -10:00p.m.***

Here you can unwind, relax and network with fellow *Priority Club Members,* all the while enjoying a fine selection of complimentary hors d'oeuvres and specially priced cocktails.

Other *Priority Club Member Only Benefits* include

- free incoming fax service
- a complimentary breakfast each morning
- free local, toll free calls
- complimentary parking
- weekday newspaper delivered to your door and more

PAID J. J. Crapo, pro se

We appreciate and greatly value your business and we promise you will have an enjoyable stay with us.

If there is any way we can make your stay more comfortable, please contact our front desk, any staff member, or my direct extension #3102.

Sincerely,

Emmanuel Oliver, C.H.A.
General Manager

SIX CONTINENTS HOTELS
PRIORITY
REWARDS

M & N CAFE

610 E. Polk St. • Tampa, FL
In the Greyhound Building
(Downtown Tampa)



PAID
J.J. CRAPO
pro se

For Fast Take Out
Call:

(813) 223-6744

Monday thru Saturday
6:00 am - 3 pm
Sunday
CLOSED

SALADS

(All salads served with lettuce, tomato, cheese and cucumber)

Chef (Ham and Turkey) $3.75
Grilled Chicken $3.75
Tuna $3.75

HAMBURGER COMBOS

PAID

#1 - Hamburger, Fries and a Medium Fountain Drink $3.95
#2 - Cheeseburger, Fries and a Medium Fountain Drink $4.25
#3 - Bacon Cheeseburger, Fries and a Medium Fountain Drink $4.65

KID'S MENU

Chicken Tenders with Fries and a Small Fountain Drink $3.50
Hamburger with Fries and a Small Fountain Drink $3.50

SIDE ITEMS

Rice and Beans $2.50
Stuffed Potato $1.35
Deviled Crab $1.35
French Fries $1.35
Chicken Tenders $2.99

DESSERTS

Flan $1.50
Rice Pudding $1.50

BREAKFAST SPECIALS

#1 2 Scrambled Eggs, Bacon, Ham or Sausage, Grits and Toast ... $3.50

#2 2 Scrambled Eggs, Bacon, Ham or Sausage and Pancakes ... $3.50

#3 2 Scrambled Eggs, Bacon, Ham or Sausage and French Toast ... $3.50

BREAKFAST SANDWICHES

Bacon, Egg and Cheese	$2.50
Ham, Egg and Cheese	$2.50
Western Omelette (Ham, Bacon, Onion, Pepper and Cheese)	$3.25
Vegetarian Omelette (Onion, Pepper, Tomato and Cheese)	$3.00
Steak, Egg and Cheese	$3.25
Bagel with Cream Cheese	$1.50
Cheese Toast with Bacon	$2.00
Cheese Toast with Ham	$2.00

SIDE ORDERS

Grits	$1.25
Grits with Cheese	$1.50
French Toast	$1.50
Hash Brown	$1.25
Pancakes	$1.50
Sausage (2 Patties)	$1.25
Bacon (2 Slices)	$1.25
Home Fries	$1.25
Sausage with Gravy and Biscuit	$2.00

DRINKS

Fountain Drinks	Small - $0.85	Medium - $1.05	Large - $1.45
Coffee	Small - $0.85	Large - $1.25	
Hot Chocolate	Small - $0.95	Large - $1.50	
Café Con Leche	Small - $0.95	Large - $1.50	
Juices	10 oz. - $0.95	16 oz. - $1.25	
Bottled Water	Small - $0.85	Large - $1.25	
Gatorade (All Flavors)	$1.25		

DAILY HOT LUNCHES ... $4.75

Two delicious entrées served daily with 2 sides and bread.

SIDES

- Corn
- Mashed Potatoes
- Rice with Vegetables
- Yellow Rice
- Black Beans
- Salad

SOUP OF THE DAY ... $2.00

A LA CARTE ... $4.75

These platters come with two sides and bread.

- Palomilla Steak
- Breaded Palomilla Steak
- Pork Chops
- Breaded Shrimp
- Chicken [illegible]
- Grilled Chicken [illegible]

SANDWICHES

All sandwiches are served on your choice of bread.

Small $3.25 Medium $3.75 Large $4.50

- Roast Beef
- Turkey
- Italian Sub
- BBQ Beef
- Ham and Turkey
- Fish Filet
- Breaded Chicken Breast
- Breaded Steak
- Ham and Cheese
- Meatball with Cheese
- Tuna Sub
- Philly Cheese Steak
- Seafood Salad
- Cubans

SANDWICH COMBO ... $4.65

Includes Medium Sandwich, Chips and a Medium Fountain Drink.

John J. CRAPO

☑ PAID

ono se

PAID

BREAKFAST SPECIALS

#1 - 2 Scrambled Eggs, Bacon, Ham or Sausage, Grits and Toast $3.50

#2 - 2 Scrambled Eggs, Bacon, Ham or Sausage and Pancakes $3.50

#3 - 2 Scrambled Eggs, Bacon, Ham or Sausage and French Toast $3.50

BREAKFAST SANDWICHES

Bacon, Egg and Cheese	$2.50
Ham, Egg and Cheese	$2.50
Western Omelette (Ham, Bacon, Onion, Pepper and Cheese)	$3.25
Vegetarian Omelette (Onion, Pepper, Tomato and Cheese)	$3.00
Steak, Egg and Cheese	$3.25
Bagel with Cream Cheese	$1.50
Cheese Toast with Bacon	$2.00
Cheese Toast with Ham	$2.00

SIDE ORDERS

Grits	$1.25
Grits with Cheese	$1.50
French Toast	$1.50
Hash Brown	$1.25
Pancakes	$1.50
Sausage (2 Patties)	$1.25
Bacon (2 Slices)	$1.25
Home Fries	$1.25
Sausage with Gravy and Biscuit	$2.00

DRINKS

Fountain Drinks	Small - $0.85	Medium - $1.15	Large - $1.45
Coffee	Small - $0.85		Large - $1.25
Hot Chocolate	Small - $0.95		Large - $1.50
Cafe Con Leche	Small - $0.95		Large - $1.50
Juices	10 oz - $0.95		16 oz - $1.25
Bottled Water	Small - $0.85		Large - $1.25
Gatorade (All Flavors)	$1.25		

DAILY HOT LUNCHES $4.75

Two delicious entrees served daily with 2 sides and bread.

SIDES

- Corn
- Mashed Potatoes
- Rice with Vegetables
- Yellow Rice
- Black Beans
- Salad

SOUP OF THE DAY $2.00

A LA CARTE $4.75

These platters come with two sides and bread.

- Palomilla Steak
- Breaded Palomilla Steak
- Pork Chops
- Breaded Shrimp
- Chicken Parmesan
- Grilled Chicken Fajita

SANDWICHES

All sandwiches are served on your choice of bread.

Small $3.25 — Medium $3.75 — Large $4.50

- Roast Beef
- Turkey
- Italian Sub
- BBQ Beef
- Ham and Turkey
- Fish Filet
- Breaded Chicken Breast
- Breaded Steak
- Ham and Cheese
- Meatball with Cheese
- Tuna Sub
- Philly Cheese Steak
- Seafood Salad
- Cubans

SANDWICH COMBO $4.65

Includes Medium Sandwich, Chips and a Medium Fountain Drink.

PAID John J. CRAPO


Samsonite®
Compact
Luggage Cart
• Designed with oversized wheels, flip-out panels and bungee cord to take on wide loads
• Features lightweight, yet sturdy steel frame construction with durable epoxy finish

JJC/jjc


spring|summer 2003
EFFECTIVE APRIL 28, 2003
amtrak®
national timetable
INCLUDES ALL AMTRAK® SCHEDULES EXCEPT NORTHEAST ROUTES
PAID
get online,
INSTEAD OF IN LINE!
AMTRAK
www.amtrak.com

John J. CRAPO. [illegible]
JJC/jjc

John J. CRAPO.



spring|summer 2003
EFFECTIVE APRIL 28, 2003
amtrak®
national timetable
INCLUDES ALL AMTRAK® SCHEDULES EXCEPT NORTHEAST ROUTES
PAID
J. J. CRAPO
get online,
INSTEAD OF IN LINE!
AMTRAK®
www.amtrak.com

John J. CRAPO, pro se

Holiday Inn
SELECT

PAID
John J. CRAPO
pro se

5 Blossom Street
Boston, MA 02114
Phone 617/742-7630
Fax 617/742-4192
www.hiselect.com/bos-government

JJC JJC


San Francisco
Paris Chicago Las V
Pitts

John J. CRAPO, Major



o Paris Chicago Las V
s San Francisco Pitts
sville

John J. Crapo


Paris Chicago
San Francisco

New York Times
oct 28 2003

one of Seven
"Suicide"


John J. CRAPO,
PRO SE
PAID
John J. CRAPO
Prof. Goode
Dies As Car
Hits Bridge
Noted U-M Engineer
Alone in His Auto
In Wayne Accident
A noted University engineering professor was killed yesterday morning

The author, left, with her sister, Lisa, and their father in Glen Lake, Mich., in 1956.

Science Times
The New York Times
TUESDAY, OCTOBER 28, 2003 YT D1

And Still, Echoes of a Death Long Past

Doctors Now Focus on the Families Left Behind by Suicide

John J. CRAPO Pro Se

PAID

J. J. Crapo

two of Seven "SUICIDE"

By ERICA GOODE

I was 7 years old when my father took his own life, crashing our light-blue Buick into the concrete piling of a highway bridge between Ann Arbor and Detroit.

It was early on a Sunday morning, the 30th of October, 1960.

There was fog, but the pavement on the highway was dry, according to the sheriff's report, the road straight and level. The car's speedometer, the patrolman noted, was stuck at 95 miles per hour.

My memories of that day are a series of hazy and fragmented images. My father saying goodbye when I called out to him. The telephone ringing. My mother screaming. The horse show I rode in that afternoon, my sister, nine years older, a dazed chaperon, under strict orders from my mother not to talk to anyone about what had happened.

The word suicide was never spoken, though there were whispers, I later learned, in the corridors of the university department where my father was a professor. Obituary writers speculated that he had suffered a heart attack, or had fallen asleep at the wheel.

For a very long time, nearly two decades, my mother told no one — not her children, not her brother and sister — that my father had killed himself, that she had found a note that morning and quickly destroyed it.

Yet as I grew up, the mystery of my father's death defined my life in many ways.

Each year, as the anniversary approaches, I find myself, almost by habit, turning over the same questions, knowing that they have no satisfactory answers.

A SUICIDE is as much a prelude as an ending. More than 29,000 Americans kill themselves every year. Each death forcibly derails the lives of parents and children, partners and siblings, hurtling them into unfamiliar and sometimes perilous territory.

But the study of suicide has for the most part been devoted to those who choose to end their lives, not to the survivors, those left behind. Only recently have researchers begun to investigate, in a systematic fashion, the effects of a death from suicide on family members.

"Survivors were always seen as a source of information about suicides, but few studies looked into the problems that survivors were having,"

Continued on Page 6

JJC

JJC/

three(03) of Seven "Suicide"



By Their Own Hand
U.S. suicides per 100,000 people, 1900-99
MALE
OVERALL RATE
FEMALE
30
25
20
15
10
5
1900
'10
'20
'30
'40
'50
'60
'70
'80
'90
Sources: Centers for Disease Control and Prevention, American Foundation for Suicide Prevention

Goode, a member of the faculty since 1950, was recognized internationally ... his work in the

PAID

John J. CRAPO PRO SE

Average suicide rates for 1990-98. Nationally, there were 11.92 suicides per 100,000 people over that time.

MAP KEY

Above U.S. average: MORE THAN 16; 14-16; 12-14

Below U.S. average: 10-12; 8-10; FEWER THAN 8

Deaths per 100,000 people

PAID

J. J. CRAPO PRO SE



MONT.
IDAHO
WYO.
HIGHEST: NEV.
UTAH
COLO.
ARIZ.
N.M.
ALASKA
N.Y.
N.J.
LOWEST: D.C.

oct 28 2003

The New York Times

JJC/jjc

Four(04) of Seven ("Suicide")

THE NEW YORK TIMES, TUESDAY, OCTOBER 28, 2003

PAID

New Focus on Families

John J. Crapo, pro se

Continued From First Science Page

said Dr. Herbert Hendin, the medical director of the American Foundation for Suicide Prevention, which joined with the National Institute of Mental Health in May in convening experts to assess the state of research on suicide survivors, the first meeting of its kind. The report from the conference was released in late September.

The narrow focus of scientists is in some ways not surprising. The act of self-destruction compels attention. It is, as Dr. Hendin noted, "the more dramatic tragedy."

Yet the lack of knowledge about how the survivors cope and grieve, how they change as they absorb their loss, also reflects a wider public discomfort with the subject of suicide.

Well into the 19th century, taking one's own life was considered a grievous sin. By the time my father died, the taboo had lost some of its religious undertone. But suicide was still viewed "as something shameful to be avoided and tidied away," as the writer A. Alvarez put it in his 1970 book, "The Savage God."

My mother, who died last spring, kept silent in part for fear of what people might think. Even in later years, when she was willing to answer question's about my father's death and the depression that had kept him home from work in the weeks before he died, she warned us not to talk about such things with outsiders. She was stunned several years ago to discover that some family friends had always suspected that his death was not an accident. She would not have wanted this article to be written.

Left Behind by Suicide

Mental illness has now become the stuff of best sellers. Celebrities talk openly about their experiences with depression, eating disorders or other psychic ills. And the social taint that attends suicide appears to have faded slightly.

"There is, I think, a general recognition that suicide is related to psychiatric illness," an awareness absent 30 years ago, said Dr. David Brent, a child and adolescent psychiatrist at the University of Pittsburgh.

Dr. David Satcher, the former surgeon general, in many experts' view, contributed to this awareness by designating suicide "a serious public health problem" in a 1999 report.

But the stigma is not entirely gone, nor are the misconceptions.

Suicides, Dr. Brent and other researchers say, rarely "just happen." More than 90 percent of suicide victims have a history of depression, drug or alcohol abuse or another mental disorder.

Yet when a suicide becomes public, when a college student leaps from a building or a British weapons expert's body is found, wrist slashed, a package of painkillers by his side, blame is often assigned to a single precipitating event.

Suicides are still hidden. They are omitted on medical history forms. They are spoken of sotto voce. In their aftermath, people become awkward, uncertain what to ask, what to say. No one wants to pry.

It is understandable. But the hesitancy of others can isolate a bereaved family, or worse, be taken as a judgment, proof of a wife's inadequacy, a parent's mistakes.

"Even people who are educated and enlightened and have healthy attitudes about mental health problems feel terribly embarrassed, terribly responsible," said Dr. David Clark, a professor of psychiatry at Rush Medical Center in Chicago.

It is perhaps because of this that survivors sometimes go to great lengths to deny a suicide, even in the face of persuasive evidence.

Dr. Hendin recalled the case of a teenager who had been using drugs. The mother accepted her son's death as self-inflicted, he said, but "the father thought that a drug dealer shot the boy and put the gun in his hand to make it look like a suicide."

The year after my father died, we moved into a smaller house in town. My sister, Lisa, went off to college. My mother went to work as a secretary and rented a bedroom to a series of young women who served as part-time baby sitters.

Sometimes she would scream in her sleep and I would go in to comfort her. She raged at small things, a dropped plate, a perceived slight. She became exquisitely attuned to noises — car horns, backfires — outside the house. For a while, she kept an unloaded shotgun under her bed.

At school, I grew angry when teachers said they were sorry about my father. "Why are you sorry?" I would shout. "It's not your fault." Later, if people asked, I would say "a car accident." Yet I sensed the incompleteness of the answer, its failure to adequately explain the complexity of the emotions that suffused our household.

I fought my own rounds with depression. Like many adolescents, I became enamored of suicidal poets, a devotee of Sylvia Plath, John Berryman, Anne Sexton, a convert to the romantic mythology of self-destruction that much later would draw unhappy teenagers to Kurt Cobain or Elliott Smith, the singer and songwriter who died last week, an apparent suicide.

I admired the purity of the act and its power. I felt its seductiveness. It did not occur to me to wonder about the parents and the spouses left behind. Or the children.

JOHN J. CRAPO
PRO SE

All deaths leave their mark. But studies suggest that the psychological legacy of a suicide may differ from that of other deaths.

"Suicide flies in the face of people's beliefs abut how life is and how it operates," said Dr. John Jordan, the author of a 2001 review of research on suicide survivors and the director of the Family Loss Project, a group based near Boston that conducts research and offers treatment to the bereaved.

"Survivors spend a great deal of time trying to figure things out," Dr. Jordan said. "What was the person's frame of mind? How could they have done this? Who is responsible for it? What does it mean?"

Some people pass through a normal grief process and heal quickly.

The N.Y. Times

Five (05) of Seven (07) "SUICIDE"



John J. CRAPO, Non DR

Jeff Swensen for The New York Times

Dr. David Brent of Pittsburgh says that awareness of an increased risk can be "a wake-up call" for the family members of suicide victims.

LOSING a parent in early life, from whatever cause, affects children deeply. Like adults, they are prone to feelings of anger, shame and guilt. They may feel it is up to them to take care of the parent who survives.

But researchers still know little about the lasting effects of a parent's suicide. And attempts to follow the tracks of such a death through children's lives have come up with conflicting results.

A few early studies, involving children receiving psychiatric treatment, found troubled youngsters who grew into troubled adolescents. Other studies, based on interviews with adults bereaved in childhood, also suggested that serious emotional difficulties were not uncommon.

More recent studies, with broader samples and more rigorous methodology, have found that, at least in the first years after a suicide, many children show surprising resilience.

In a 1999 study of bereaved children, for example, Dr. Julie Cerel of the University of Rochester found the rates of depression, traumatic stress and suicidal behavior to be no higher in those who had lost a parent to suicide than in those whose parent had died from other causes.

Yet a parent's suicide, Dr. Cerel

JJC

PAID John J. CRAPO

found, led ~~to more feelings~~ of anxiety, anger and shame, and greater difficulty accepting the death. It was also linked with more behavioral problems in the two years after the suicide.

Such studies are far from conclusive, experts say, in part because there are so few of them. Most involve only small numbers of children. Suicide is a rare event, and researchers often have difficulty gathering subjects. Most of the studies focus on the first months or years after a suicide and cannot say much about what happens later on.

"We don't know what the longer-term issues will be as children get to the age of higher risk," said Dr. Cynthia Pfeffer, a professor of psychiatry and director of the child bereavement program at Weill Medical College of Cornell University, who has studied the impact of suicide for many years.

But studies suggest that suicide survivors often experience more guilt, rejection, shame and isolation than those who grieve other deaths. If they have spent years dealing with a relative bent on an escalating course of self-destruction, they may also feel relief.

Some studies have found that family members bereaved by suicide feel worse about themselves and are viewed more negatively by others. In a 1993 study, wives who had lost their husbands to suicide were seen as more psychologically disturbed, less likable and more blameworthy than wives whose husbands had died from heart attacks or in accidents.

Suicide survivors themselves have an elevated risk of suicide, and according to some studies are more vulnerable to depression, a risk factor for suicide. In a 1996 study, Dr. Brent and his colleagues found higher levels of depression in the siblings of adolescent suicide victims six months after the death, and in the mothers of the victims one year afterward, compared with a control group. At three years, the siblings were no more depressed than a control group, but the mothers were still having difficulty.

The issue of accountability, Dr. Jordan said, of who is to be held responsible for the death, often gnaws at suicide survivors.

In German, he noted, the word for suicide literally means self-murder, and like a homicide, a suicide often stirs anger. But that anger is also, by necessity, laced with ambivalence.

"If you have a loved one murdered, you feel rage at the perpetrator," Dr. Jordan said. "But the problem is that in suicide, the perpetrator is also the victim."

THE obituaries described my father as a gifted mathematician, a charismatic teacher. One, written by a colleague, said he had "a manner disarming in its directness." For several years he ran a large research center not far from the highway where he ended his life.

I was too young to know him well. When he died, I lost mostly a physical presence, a sense of warmth, the masculine smell of shirts and shaving cream, the sound of a voice, the feel of arms lifting me in the air.

My sister, a senior in high school, in some ways lost more, a mentor, a cheering section, the man whose opinion she valued over any other.

Yet in one way our losses were the same: we no longer thought of the world as safe and predictable.

Six(06) of Seven(07) "Suicide"

Experts say that how the surviving parent copes has a significant effect on how a child ultimately fares, but more studies are needed to understand what it is about the parent's way of dealing with bereavement that makes children's passages smoother or more difficult. It makes intuitive sense, for example, that telling a child the truth about a suicide is better than keeping it secret, but researchers do not have enough data



Chester Higgins Jr./The New York Times

Dr. Cynthia Pfeffer says most studies of children affected by suicide examined short-term impact.

NYTimes oct 28 2003

to guide parents in deciding when to talk to their children or what to say.

Many other questions await answers, and larger studies are under way at several universities.

But investigators face a difficult task because each suicide is different and leaves a different imprint. An adolescent boy finds his mother's body. A young girl experiences her father's death as just one more violent wave in a turbulent family sea. Another grew up in her stepfather's house and had little contact with her biological father before he took his own life.

Dr. Steven Bailey, a clinical psychologist and researcher in Houston who leads groups for survivors, said that in some cases the imprint left by a suicide may be so subtle that even the best research will fail to capture it. "Do you trust people? What happens in your intimate relationships? It's so hard to measure," he said.

Dr. Bailey speaks from personal experience: his mother killed herself when he was 16.

"Everything changed in that moment," he said. "It takes everything that came before and everything that comes afterward and puts it in a different light."

My father's suicide was not the first in my family. My mother's father, a veteran of World War I, shot himself when my mother was 12.

Our family's penchant for abrupt exits has been difficult for me to ignore. At various times, it has seemed an embarrassment, a mark of distinction, an unavoidable sentence. As I have grown older, it has become simply a fact of my history.

I was startled to discover, in the course of writing this article, that my eldest niece, two generations removed from my father's death, has also struggled with its meaning.

"It's always been something that's been at the back of my mind," she said. "When I was having a particularly tough time, I felt it could be

John J. CRAPO
PRO SE
PAID
John J. CRAPO

evidence that our genes were somehow flawed. As a teenager, when the drama was really high, I took some sort of perverse pride in it."

In fact, studies over the last several decades have shown that suicides cluster in families.

Researchers who conduct "psychological autopsies," interviewing family members and friends of suicide victims and examining written records, have found higher rates of suicide among the victims' relatives than among people who died from other causes. Similarly, adults and adolescents who have attempted suicide have more family members who have tried to end their lives.

One recent study, based on Sweden's meticulously kept death registry, found that suicide was twice as common among the first-degree relatives of suicide victims born between 1949 and 1969 as it was in the families of comparison subjects. The study, by Dr. Bo Runeson and Dr. Marie Asberg, was published in the August issue of The American Journal of Psychiatry.

Drawing upon such research, experts estimate that a first-degree relative's risk is two to six times as great as that of someone with no family history of suicide.

"We know that it's heritable," said Dr. John Mann, a professor of psychiatry and radiology at Columbia.

Yet the experts are quick to a[…] that family members are by[…] means doomed to follow a simil[…] path. Though they are at higher ris[…] that risk is still very low. And simp[…] knowing that the risk is there can, […] Dr. Brent put it, be "a wake-up call[…] providing the impetus for change."

"It's not destiny," said Dr. Bren[…]

Why suicide selectively sprinkle[…] family trees is still unknown.

One possibility is that such a deat[…] lowers social barriers, in a sens[…] giving permission for other famil[…] members to consider suicide an op[…]tion.

But genes are also at work.

More suicides are found amon[…] the biological relatives of suicide vic[…]tims who were adopted in childhoo[…] than in their adoptive families, on[…] study found. Identical twins, wh[…] share the same genes, other studie[…] show, are significantly more likel[…] than fraternal twins to commit su[…]icide if their twin has done so.

Such findings hint of somethin[…] written in strands of DNA that, com[…]bined with environmental pressure[…] impels some people toward suicide.

Yet what that genetic messag[…] says is an open scientific question.

Suicide is closely intertwined wit[…] psychiatric disorders like depressio[…] that, in turn, run in families an[…] appear to have strong heredita[…] roots. Studies, by Dr. Mann and oth[…]ers, have linked serotonin, a messen[…]ger chemical known to be involved i[…] depression, to suicide.

But recent studies raise the possi[…]bility that a predisposition to suicid[…] is transmitted separately from a vul[…]nerability to mental illness.

For example, in a 1996 study, Dr[…] Brent and his colleagues found high[…]er rates of suicide and suicide at[…]tempts among the relatives of ado[…]lescent suicide victims, even afte[…] psychiatric disorders were take[…] into account. Another study, pub[…]lished last year, found similar re[…]sults for the children of people wh[…] had attempted suicide.

Some experts speculate that wha[…] is inherited is impulsivity, a tenden[…]cy to act on aggressive urges withou[…] thought to the consequences. Add depression, alcoholism or other problems to the mix and suicide may result.

JJC/jjc

Six(06) of Seven(07) "Suicide" JJ Crapo PAID

Experts say that how the surviving parent copes has a significant effect on how a child ultimately fares, but more studies are needed to understand what it is about the parent's way of dealing with bereavement that makes children's passages smoother or more difficult. It makes intuitive sense, for example, that telling a child the truth about a suicide is better than keeping it secret, but researchers do not have enough data



Chester Higgins Jr./The New York Times

Dr. Cynthia Pfeffer says most studies of children affected by suicide examined short-term impact.

NYTimes Oct 28 2003

to guide parents in deciding when to talk to their children or what to say.

Many other questions await answers, and larger studies are under way at several universities.

But investigators face a difficult task because each suicide is different and leaves a different imprint. An adolescent boy finds his mother's body. A young girl experiences her father's death as just one more violent wave in a turbulent family sea. Another grew up in her stepfather's house and had little contact with her biological father before he took his own life.

Dr. Steven Bailley, a clinical psychologist and researcher in Houston who leads groups for survivors, said that in some cases the imprint left by a suicide may be so subtle that even the best research will fail to capture it. "Do you trust people? What happens in your intimate relationships? It's so hard to measure," he said.

Dr. Bailley speaks from personal

"Everything changed in that moment," he said. "It takes everything that came before and everything that comes afterward and puts it in a different light."

My father's suicide was not the first in my family. My mother's father, a veteran of World War I, shot himself when my mother was 12.

Our family's penchant for abrupt exits has been difficult for me to ignore. At various times, it has seemed an embarrassment, a mark of distinction, an unavoidable sentence. As I have grown older, it has become simply a fact of my history.

I was startled to discover, in the course of writing this article, that my eldest niece, two generations removed from my father's death, has also struggled with its meaning.

"It's always been something that's been at the back of my mind," she said. "When I was having a particularly tough time, I felt it could be

John J. CRAPO PRO SE

evidence that our genes were somehow flawed. As a teenager, when the drama was really high, I took some sort of perverse pride in it."

In fact, studies over the last several decades have shown that suicides cluster in families.

Researchers who conduct "psychological autopsies," interviewing family members and friends of suicide victims and examining written records, have found higher rates of suicide among the victims' relatives than among people who died from other causes. Similarly, adults and adolescents who have attempted suicide have more family members who have tried to end their lives.

One recent study, based on Sweden's meticulously kept death registry, found that suicide was twice as common among the first-degree relatives of suicide victims born between 1949 and 1969 as it was in the families of comparison subjects. The study, by Dr. Bo Runeson and Dr. Marie Asberg, was published in the August issue of The American Journal of Psychiatry.

Drawing upon such research, experts estimate that a first-degree relative's risk is two to six times as great as that of someone with no family history of suicide.

"We know that it's heritable," said Dr. John Mann, a professor of psy-

Yet the experts are quick to add that family members are by no means doomed to follow a similar path. Though they are at higher risk, that risk is still very low. And simply knowing that the risk is there can, as Dr. Brent put it, be "a wake-up call," providing the impetus for change.

"It's not destiny," said Dr. Brent.

Why suicide selectively sprinkles family trees is still unknown.

One possibility is that such a death lowers social barriers, in a sense giving permission for other family members to consider suicide an option.

But genes are also at work.

More suicides are found among the biological relatives of suicide victims who were adopted in childhood than in their adoptive families, one study found. Identical twins, who share the same genes, other studies show, are significantly more likely than fraternal twins to commit suicide if their twin has done so.

Such findings hint of something written in strands of DNA that, combined with environmental pressures, impels some people toward suicide.

Yet what that genetic message says is an open scientific question.

Suicide is closely intertwined with psychiatric disorders like depression that, in turn, run in families and appear to have strong hereditary roots. Studies, by Dr. Mann and others, have linked serotonin, a messenger chemical known to be involved in depression, to suicide.

But recent studies raise the possibility that a predisposition to suicide is transmitted separately from a vulnerability to mental illness.

For example, in a 1996 study, Dr. Brent and his colleagues found higher rates of suicide and suicide attempts among the relatives of adolescent suicide victims, even after psychiatric disorders were taken into account. Another study, published last year, found similar results for the children of people who had attempted suicide.

Some experts speculate that what is inherited is impulsivity, a tendency to act on aggressive urges without thought to the consequences. Add depression, alcoholism or other problems to the mix and suicide may result.

JJC/jjc

Six(06) of Seven(07) "SUICIDE" J.J. CRAPO

PAID

Experts say that how the surviving parent copes has a significant effect on how a child ultimately fares, but more studies are needed to understand what it is about the parent's way of dealing with bereavement that makes children's passages smoother or more difficult. It makes intuitive sense, for example, that telling a child the truth about a suicide is better than keeping it secret, but researchers do not have enough data



Chester Higgins Jr./The New York Times

Dr. Cynthia Pfeffer says most studies of children affected by suicide examined short-term impact.

NYTimes Oct 28 2003

to guide parents in deciding when to talk to their children or what to say.

Many other questions await answers, and larger studies are under way at several universities.

But investigators face a difficult task because each suicide is different and leaves a different imprint. An adolescent boy finds his mother's body. A young girl experiences her father's death as just one more violent wave in a turbulent family sea. Another grew up in her stepfather's house and had little contact with her biological father before he took his own life.

Dr. Steven Bailley, a clinical psychologist and researcher in Houston who leads groups for survivors, said that in some cases the imprint left by a suicide may be so subtle that even the best research will fail to capture it. "Do you trust people? What happens in your intimate relationships? It's so hard to measure," he said.

Dr. Bailley speaks from personal experience: his mother killed herself when he was 16.

"Everything changed in that moment," he said. "It takes everything that came before and everything that comes afterward and puts it in a different light."

My father's suicide was not the first in my family. My mother's father, a veteran of World War I, shot himself when my mother was 12.

Our family's penchant for abrupt exits has been difficult for me to ignore. At various times, it has seemed an embarrassment, a mark of distinction, an unavoidable sentence. As I have grown older, it has become simply a fact of my history.

I was startled to discover, in the course of writing this article, that my eldest niece, two generations removed from my father's death, has also struggled with its meaning.

"It's always been something that's been at the back of my mind," she said. "When I was having a particularly tough time, I felt it could be

John J. CRAPO
PRO SE

evidence that our genes were somehow flawed. As a teenager, when the drama was really high, I took some sort of perverse pride in it."

In fact, studies over the last several decades have shown that suicides cluster in families.

Researchers who conduct "psychological autopsies," interviewing family members and friends of suicide victims and examining written records, have found higher rates of suicide among the victims' relatives than among people who died from other causes. Similarly, adults and adolescents who have attempted suicide have more family members who have tried to end their lives.

One recent study, based on Sweden's meticulously kept death registry, found that suicide was twice as common among the first-degree relatives of suicide victims born between 1949 and 1969 as it was in the families of comparison subjects. The study, by Dr. Bo Runeson and Dr. Marie Asberg, was published in the August issue of The American Journal of Psychiatry.

Drawing upon such research, experts estimate that a first-degree relative's risk is two to six times as great as that of someone with no family history of suicide.

"We know that it's heritable," said Dr. John Mann, a professor of psychiatry and radiology at Columbia.

Yet the experts are quick to add that family members are by no means doomed to follow a similar path. Though they are at higher risk, that risk is still very low. And simply knowing that the risk is there can, as Dr. Brent put it, be "a wake-up call," providing the impetus for change.

"It's not destiny," said Dr. Brent.

Why suicide selectively sprinkles family trees is still unknown.

One possibility is that such a death lowers social barriers, in a sense giving permission for other family members to consider suicide an option.

But genes are also at work.

More suicides are found among the biological relatives of suicide victims who were adopted in childhood than in their adoptive families, one study found. Identical twins, who share the same genes, other studies show, are significantly more likely than fraternal twins to commit suicide if their twin has done so.

Such findings hint of something written in strands of DNA that, combined with environmental pressures, impels some people toward suicide.

Yet what that genetic message says is an open scientific question.

Suicide is closely intertwined with psychiatric disorders like depression that, in turn, run in families and appear to have strong hereditary roots. Studies, by Dr. Mann and others, have linked serotonin, a messenger chemical known to be involved in depression, to suicide.

But recent studies raise the possibility that a predisposition to suicide is transmitted separately from a vulnerability to mental illness.

For example, in a 1996 study, Dr. Brent and his colleagues found higher rates of suicide and suicide attempts among the relatives of adolescent suicide victims, even after psychiatric disorders were taken into account. Another study, published last year, found similar results for the children of people who had attempted suicide.

Some experts speculate that what is inherited is impulsivity, a tendency to act on aggressive urges without thought to the consequences. Add depression, alcoholism or other problems to the mix and suicide may result.

JJC/jjc

Yet how impulsivity or other traits — pessimism, for example — interact with mental disorders is still unclear, and the identity of specific genes remains elusive.

When scientists do find out more, a family history of suicide may become something more useful than a disturbing backdrop.

John J. CRAPO ✓

NEXT year I will turn 51, the age my father was when he died.

PRO SE

Despite the passage of four decades, I still wonder what he felt and thought, how he could have left his children, why he would trade the possibilities of the future for such a bleak certainty.

I wonder about the note he left for my mother to find. She could not remember what it said.

Over the years, I have searched for answers, interviewing my father's friends and colleagues, digging up documents.

But his friends, it turned out, knew little about his internal life. The documents — an autopsy record, a patrolman's notes — provided only the explicit details of a death I already knew intimately.

Several years ago, I dialed the number of a retired Roman Catholic priest living in Ohio.

I found the priest's name on the sheriff's report, listed as a witness. He had been driving behind my father's car.

When he picked up the phone, I explained who I was and what I wanted.

He paused and thought, then said he did not really remember.

He had driven the highway a lot in those days, he said. He had stopped at the scene of many accidents. People had died. He had given them last rites.

"I'm sorry," the priest said.

New York Times Oct 28 2003

PAID

JJC/jjc

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From: MR John Jennings Crapo, PRO SE, SARA LEE CORP
HOMELESS STCKHLDR AND US ARMY VETERAN
PO BOX 400151
CAMBRIDGE MA 02140-0002

RETURN RECEIPT REQUESTED

TO: SARA LEE CORPORATION ATTN PLEASE
CORP SECY
MR RODERICK A. PALMORE, ESQUIRE
OR SUCCESSOR AS CORP ACTNG SECRET-
ARY
3 FIRST NATIONAL BANK PLZ
CHICAGO IL 60602-4226

ADDRESS CORRECTION
REQUESTED

RETURN RECEIPT
REQUESTED

Label 228 July 2002

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 31, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated March 11, 2004

The proposal recommends that Sara Lee's proxy statement contain information described in the proposal regarding Sara Lee's charitable donations program.

There appears to be some basis for your view that Sara Lee may exclude the entire supporting statement under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Sara Lee omits the entire supporting statement from its proxy materials in relief on rule 14a-8(i)(3).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor